3/11

[redacted]

09045567

## 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Compass Group

*CURRENT ADDRESS

PROCESSED

**FORMER NAME MAR 12 2009

**NEW ADDRESS THOMSON REUTERS

FILE NO. 82- 05761 FISCAL YEAR 9-30-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dw

DAT : 3/11/09

COMPASS
GROUP



5 February 2009

# Compass Group PLC

## AGM Statement and Interim Management Statement

Compass Group PLC is today issuing its first Interim Management Statement for 2009 ahead of its Annual General Meeting to be held at 11:00a.m. today at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. At this meeting shareholders will be provided with the following Interim Management Statement on the Group's performance for the first three months of the current year.

### Group

Compass has had a very good first quarter. We are encouraged that net new business is running at a similar level to last year and whilst, as expected, there has been some weakness in like for like volumes in parts of the Business & Industry and Sports & Leisure sectors, the Education, Healthcare and Remote Sites sectors continue to make good progress.

The flexibility of our cost base and a continued focus on driving cost efficiencies through continued application of the MAP operating framework has enabled us to deliver a further improvement in operating margin compared to the same period last year. As a result, constant currency operating profit is running well ahead of the same period last year and cash flow conversion remains strong.

### North America

Our sector spread and healthy client mix in the North America business helped to deliver good organic revenue growth and increased margin compared to the same period last year. The Education and Healthcare sectors are continuing to perform very well. While we have seen a reduction in like for like volume in parts of the Business & Industry sector, significant new contract wins and strong retention rates are helping to drive continued good organic revenue growth.

Building on the strength of our foodservice and support services businesses, we have recently announced the acquisition of KIMCO Corporation for cash consideration of US$75m with a further maximum US$15m performance related payment. KIMCO provides predominantly soft support services to the Business & Industry sector across North America and strengthens our ability to deliver soft support services to additional segments of the market.

### Continental Europe

Overall we have seen steady organic revenue growth, albeit at a lower level than last year. In the Business & Industry sector, there has been evidence of lower like for like volume, particularly in the areas of financial services and manufacturing, but we have continued to see good levels of net new business. The Education and Healthcare sectors have proved to be resilient. We continue to make very good efficiency gains and operating margins are ahead of the same period last year.

We are pleased to announce today the acquisition of Plural Group, from Plural Holdings and Mr Jürgen Thomas, subject to certain closing conditions, for a consideration of €27.5m and a further maximum €4.2m based on performance over the next three years. Operating across Germany, Plural Group provides soft support services to the Business and Industry and Healthcare sectors. This acquisition will allow us to leverage our excellent business in Germany and capitalise on the growing demand for multi services.

**UK**

Overall, revenues and operating profit are, as expected, at similar levels to the first three months of last year. Despite the challenges of the UK economy, the business is benefiting from the significant restructuring that has taken place in recent years.

**Rest of the World**

We have seen strong organic revenue growth in the first three months of the year being driven by our businesses in Australia, Brazil, the UAE and the Remote Site businesses. Margins are again ahead of the same period last year.

**Currency**

In the first three months of the year the average US$ and Euro exchange rates were 1.59 and 1.20 respectively, compared to 2.04 and 1.41 in the first three months of last year. These movements generate an overall positive impact of approximately £30m on translation of the Group's first three months operating profit, compared with the same period last year.

**Note to Editors:**

(a) Compass Group is the world's largest foodservice company with annual revenues of over £11 billion operating in 55 countries. For more information visit www.compass-group.com

(b) MAP (Management and Performance) is a simple, but clearly defined Group operating framework. MAP focuses on five key value drivers, enabling the businesses to deliver disciplined, profitable growth with the focus more on organic growth and like for like growth.

The five key value drivers are:

MAP 1: Client sales and marketing
MAP 2: Consumer sales and marketing
MAP 3: Cost of food
MAP 4: Unit costs
MAP 5: Above unit overheads

(c) Operating profit, a term used throughout this announcement, includes share of profit of associates and is wholly consistent with the presentation in the Group's 2008 Annual Report and Accounts.

(d) This Interim Management Statement contains forward looking statements within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms 'expect', 'should be', 'will be', 'is likely to' and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions and business conditions in Compass Group's markets; exchange rate fluctuations; customers' and clients' acceptance of its products and services; the actions of competitors; and legislative, fiscal and regulatory developments.

A copy of this release, together with all other recent announcements can be found on Compass Group's website at www.compass-group.com. Copies of the presentation given to institutional investors and analysts are also available at this site.

**Enquiries:**

| | | |
|---|---|---|
| Investors/Analysts | Andrew Martin / Sarah John | +44 (0) 1932 573000 |
| Media | Chris King | +44 (0) 1932 573116 |

**Website:** www.compass-group.com

COMPASS
GROUP

82-5161

## II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH REGULATORY NEWS SERVICE (RNS) PROVIDED BY THE LONDON STOCK EXCHANGE

## Regulatory Announcement

Go to market news section

Free annual report

| | |
|---|---|
| **Company** | Compass Group PLC |
| **TIDM** | CPG |
| **Headline** | Total Voting Rights |
| **Released** | 09:55 02-Feb-09 |
| **Number** | 6209M09 |

RNS Number : 6209M
Compass Group PLC
02 February 2009

**Compass Group PLC - Total Voting Rights and Capital as at 31 January 2009**

In accordance with its obligations under rule 5.6.1. of the Disclosure and Transparency Rules, Compass Group PLC confirms that as at 31 January 2009 its issued share capital consists of 1,848,627,993 ordinary shares of 10 pence each. The total number of voting rights in respect of these ordinary shares is 1,848,627,993, each ordinary share having one vote. Compass Group PLC does not hold any ordinary shares in treasury.

In addition, Compass Group PLC has entered into a level I American Depositary Receipt Programme, under which ordinary shares of 10 pence each are traded in the form of American Depositary Shares on the New York Stock Exchange. The ordinary shares of 10 pence each traded in the form of American Depositary Shares are included within the total set out above.

The above figure, 1,848,627,993 may be used by shareholders as the denominator for the calculation by which they will determine whether they are required to notify their interest in, or a change to their interest in, Compass Group PLC under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

2009 MAR 11 A 6:27

## Regulatory Announcement

Go to market news section

Free annual report

| | |
|---|---|
| **Company** | Compass Group PLC |
| **TIDM** | CPG |
| **Headline** | Transaction in Own Shares |
| **Released** | 18:06 02-Feb-09 |
| **Number** | 6694M18 |

RNS Number : 6694M
Compass Group PLC
02 February 2009

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 2 February 2009 it purchased for cancellation 75,000 ordinary shares at a price of 332.8700 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

## Regulatory Announcement

Go to market news section

Free annual report

| | |
|---|---|
| **Company** | Compass Group PLC |
| **TIDM** | CPG |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:06 03-Feb-09 |
| **Number** | 7430M17 |

RNS Number : 7430M
Compass Group PLC
03 February 2009

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 3 February 2009 it purchased for cancellation 75,000 ordinary shares at a price of 332.6600 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

## Regulatory Announcement

Go to market news section

Free annual report

| | |
|---|---|
| **Company** | Compass Group PLC |
| **TIDM** | CPG |
| **Headline** | Interim Management Statement |
| **Released** | 07:00 05-Feb-09 |
| **Number** | 8252M07 |

RNS Number : 8252M
Compass Group PLC
05 February 2009

5 February 2009

# Compass Group PLC

## AGM Statement and Interim Management Statement

Compass Group PLC is today issuing its first Interim Management Statement for 2009 ahead of its Annual General Meeting to be held at 11:00a.m. today at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. At this meeting shareholders will be provided with the following Interim Management Statement on the Group's performance for the first three months of the current year.

### Group

Compass has had a very good first quarter. We are encouraged that net new business is running at a similar level to last year and whilst, as expected, there has been some weakness in like for like volumes in parts of the Business & Industry and Sports & Leisure sectors, the Education, Healthcare and Remote Sites sectors continue to make good progress.

The flexibility of our cost base and a continued focus on driving cost efficiencies through continued application of the MAP operating framework has enabled us to deliver a further improvement in operating margin compared to the same period last year. As a result, constant currency operating profit is running well ahead of the same period last year and cash flow conversion remains strong.

### North America

Our sector spread and healthy client mix in the North America business helped to deliver good organic revenue growth and increased margin compared to the same period last year. The Education and Healthcare sectors are continuing to perform very well. While we have seen a reduction in like for like volume in parts of the Business & Industry sector, significant new contract wins and strong retention rates are helping to drive continued good organic revenue growth.

Building on the strength of our foodservice and support services businesses, we have recently announced the acquisition of KIMCO Corporation for cash consideration of US$75m with a further maximum US$15m performance related payment. KIMCO provides predominantly soft support services to the Business & Industry sector across North America and strengthens our ability to deliver soft support services to additional segments of the market.

**Continental Europe**

Overall we have seen steady organic revenue growth, albeit at a lower level than last year. In the Business & Industry sector, there has been evidence of lower like for like volume, particularly in the areas of financial services and manufacturing, but we have continued to see good levels of net new business. The Education and Healthcare sectors have proved to be resilient. We continue to make very good efficiency gains and operating margins are ahead of the same period last year.

We are pleased to announce today the acquisition of Plural Group, from Plural Holdings and Mr Jürgen Thomas, subject to certain closing conditions, for a consideration of €27.5m and a further maximum €4.2m based on performance over the next three years. Operating across Germany, Plural Group provides soft support services to the Business and Industry and Healthcare sectors. This acquisition will allow us to leverage our excellent business in Germany and capitalise on the growing demand for multi services.

**UK**

Overall, revenues and operating profit are, as expected, at similar levels to the first three months of last year. Despite the challenges of the UK economy, the business is benefiting from the significant restructuring that has taken place in recent years.

**Rest of the World**

We have seen strong organic revenue growth in the first three months of the year being driven by our businesses in Australia, Brazil, the UAE and the Remote Site businesses. Margins are again ahead of the same period last year.

**Currency**

In the first three months of the year the average US$ and Euro exchange rates were 1.59 and 1.20 respectively, compared to 2.04 and 1.41 in the first three months of last year. These movements generate an overall positive impact of approximately £30m on translation of the Group's first three months operating profit, compared with the same period last year.

**Note to Editors:**

(a) Compass Group is the world's largest foodservice company with annual revenues of over £11 billion operating in 55 countries. For more information visit www.compass-group.com

(b) MAP (Management and Performance) is a simple, but clearly defined Group operating framework. MAP focuses on five key value drivers, enabling the businesses to deliver disciplined, profitable growth with the focus more on organic growth and like for like growth.

The five key value drivers are:

MAP 1: Client sales and marketing
MAP 2: Consumer sales and marketing
MAP 3: Cost of food
MAP 4: Unit costs
MAP 5: Above unit overheads

(c) Operating profit, a term used throughout this announcement, includes share of profit of associates and is wholly consistent with the presentation in the Group's 2008 Annual Report and Accounts.

(d) This Interim Management Statement contains forward looking statements within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms 'expect', 'should be', 'will be', 'is likely to' and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions and business conditions in Compass Group's markets; exchange rate fluctuations; customers' and clients' acceptance of its products and services; the actions of competitors; and legislative, fiscal and regulatory developments.

A copy of this release, together with all other recent announcements can be found on Compass Group's website at www.compass-group.com. Copies of the presentation given to institutional investors and analysts are also available at this site.

**Enquiries:**

Investors/Analysts Andrew Martin / +44 (0) 1932

| | | |
|---|---|---|
| | Sarah John | 573000 |
| Media | Chris King | +44 (0) 1932 573116 |

**Website:** www.compass-group.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

COMPASS
GROUP

# Rewarding performance



55

We operate in 55 countries

40,000

We provide services in over 40,000 locations

388,000

We have 388,000 great people working for us

4 billion

We serve over 4 billion meals a year

| Our sectors | Major sector brands |
| --- | --- |
| **Business & Industry**<br>No-one understands food at work as well as we do, refreshing and refuelling the productivity of some of the world's best known companies and with our support services, helping ensure they are always business ready. | Eurest, Eurest Services, Bon Appétit, F |
| **Fine Dining**<br>Bringing exceptional gastronomic creativity and flair, style and hospitality to executive dining rooms, prestigious social and cultural events and world famous venues. | Restaurant Associates, Levy Restaurants, Bon Appétit |
| **Education**<br>From kindergarten to college, providing the nutrition to help the development of young minds and bodies. | Chartwells, Scolarest, Bon Appétit, F |
| **Healthcare & Seniors**<br>Delivering with care to the most exacting standards for hospital patients, staff and visitors and for senior living. | Crothall, Medirest, Morrison |
| **Sports & Leisure**<br>Unparalleled experience in providing high quality foodservice for some of the world's most prestigious sporting and leisure venues, visitor attractions and social events. | Levy Restaurants, All Leisure |
| **Defence, Offshore & Remote**<br>Providing essential 'life support' in some of the most inhospitable and demanding environments in the world. | ESS |

In many countries we have specific brands for certain segments of the market and in a number of others we operate under a single brand such as GR SA in Brazil and Seiyo Food – Compass Group in Japan.

## This year we've made improvements to our online version of the Annual Report to make our reporting even more accessible for our shareholders.

By doing so we want to encourage more shareholders to join the increasing number who are choosing to receive shareholder communications electronically rather than in printed form, helping us to reduce the impact on the environment and to save costs.

These improvements include:
- Navigation to help you find your way around the Report more easily
- The ability to select sections of the Report to create your own PDF downloads and the ability to download the consolidated and Parent Company financial statements in Excel format
- Accessibility tools based on international guidelines to help people with disabilities to use the Report

**Online access**
See this Report and our full Corporate Responsibility report online at:
**www.compass-group.com/annualreport08**

To receive all future shareholder communications electronically, please go to **www.capitashareportal.com** to register. As a 'thank you' we will dedicate a tree in your name if you opt to receive electronic shareholder communications. Compass Group is working with The CarbonNeutral Company on this project.

# Rely on us.

## For world-class foodservice and support services.

Millions of people around the world rely on us every day to provide their breakfasts, lunches and dinners, make their lattes and cappuccinos, serve their sandwiches, vend their drinks and provide their hospitality services: at work, in schools and colleges, in hospitals and retirement homes, at major sporting and entertainment events, in remote mining sites and on offshore platforms. Increasingly, we are also counted on to run their reception and office services, clean their desks and undertake their routine maintenance.

We combine global capability, local market and sector knowledge, and individual client service with a reputation for putting health and safety first in everything we do, delivering to consistently high standards and demonstrating innovation and creativity.

## Compass – trusted to deliver.

**Contents**


Ready



**90**

of the Fortune 100 companies are our clients

**Group revenue 2008**

**Business & Industry 44%**
(2007: 44%)

**No-one understands food at work and how to meet people's varying needs throughout the working day like we do. Wholesome, nutritious breakfast and lunch choices in contemporary staff restaurants; sharing ideas and networking over a barista-made coffee in a stylish café; vending services for quick snacks; grab and go delis for when you're working at your desk and on-site retail outlets for those convenience purchases.**

Our insight into what consumers look for drives the innovation in our food offers and brands, delivering the quality, choice and value that bring people back to our restaurants and outlets day in, day out.

Increasingly, clients look to us to provide more than food and outsource other services to us, such as reception services and grounds maintenance. Through the Compass Service Framework, our standard operating platform, we have the capability to consistently deliver a broad range of support services that help ensure that our clients are always business ready.

# Performance highlights

Our results show another year of strong growth and improvement in performance across the whole Group.

## Regional performance

### North America

**Revenue**

**£4,553m**
(2007: £4,206m)

**Underlying operating profit**

**£311m**
(2007: £264m)

**% of Group revenue**

**40%**
(2007: 41%)

### Continental Europe

**Revenue**

**£3,021m**
(2007: £2,553m)

**Underlying operating profit**

**£197m**
(2007: £151m)

**% of Group revenue**

**26%**
(2007: 25%)

### United Kingdom

**Revenue**

**£1,926m**
(2007: £1,931m)

**Underlying operating profit**

**£108m**
(2007: £107m)

**% of Group revenue**

**17%**
(2007: 19%)

### Rest of the World

**Revenue**

**£1,940m**
(2007: £1,578m)

**Underlying operating profit**

**£104m**
(2007: £61m)

**% of Group revenue**

**17%**
(2007: 15%)



**Continuing operations**
- North America
- Continental Europe
- United Kingdom
- Rest of the World

See this Report online at:
**www.compass-group.com/annualreport08**

# 2008 highlights

This year we have continued to deliver good quality organic revenue growth of 5.9%; our focus on like for like growth, cost efficiencies and new business has increased underlying operating profits by £133 million, up 19% on a constant currency basis, and underlying operating margin by 70 basis points. An increase of £163 million in free cash flow delivery demonstrates another year of progressive improvement.

The main drivers of the operating profit growth this year, excluding the impact of acquisitions and disposals, have been:

- £28 million from net new business achieved through good quality new business and retention
- £57 million from our existing base estate through like for like revenue growth and cost efficiencies
- £6 million of above unit overhead savings



### Revenues
**5.9%** organic revenue growth on a constant currency basis

| | |
|---|---|
| 08 | £11,440m |
| 07 | £10,268m |
| 06 | £10,267m |

### Underlying operating profit
A **19%** increase in underlying operating profit on a constant currency basis

| | |
|---|---|
| 08 | £662m |
| 07 | £529m |
| 06 | £457m |

### Underlying operating margin
A **70 basis point** increase in underlying margin

| | |
|---|---|
| 08 | 5.8% |
| 07 | 5.1% |
| 06 | 4.4% |

### Underlying basic earnings per share
A **45%** increase in underlying basic earnings per share

| | |
|---|---|
| 08 | 22.0p |
| 07 | 15.2p |
| 06 | 9.4p |

### Dividends per share
An **11%** increase in the total dividend per ordinary share

| | |
|---|---|
| 08 | 12.0p |
| 07 | 10.8p |
| 06 | 10.1p |

### Free cash flow
A **46%** increase in free cash flow

| | |
|---|---|
| 08 | £520m |
| 07 | £357m |
| 06 | £212m |

### Return on capital employed
A **240 basis point** increase in return on capital employed

| | |
|---|---|
| 08 | 14.9% |
| 07 | 12.5% |
| 06 | 11.3% |

1 Constant currency restates the prior year results to 2008's average exchange rates.
2 Total underlying operating profit includes share of profit of associates but excludes the amortisation of intangibles arising on acquisition.
3 Operating profit by region excludes share of profit of associates and the amortisation of intangibles arising on acquisition.
4 Underlying operating margin is based on revenue and operating profit excluding share of profit of associates and the amortisation of intangibles arising on acquisition.
5 Underlying basic earnings per share excludes the amortisation of intangibles arising on acquisition, hedge accounting ineffectiveness and the change in the fair value of minority interest put options and the tax attributable to these amounts.
6 Organic growth is calculated by adjusting for acquisitions (excluding current year acquisitions and including a full year in respect of prior year acquisitions), disposals (excluded from both periods) and exchange rate movements (translating the prior year at current year exchange rates) and compares the current year results against the prior year.
7 Return on capital employed is calculated using data from the Group's financial statements which are published under International Financial Reporting Standards.
8 The data shown on pages 3, 10, 15 to 19, 21 and 37 is for the continuing business only.



**Food and restaurants are at the heart of what we do.**

We bring exceptional gastronomic creativity and flair, style and hospitality to executive dining rooms, prestigious social and cultural events and world famous venues. When you visit venues where we serve food, you will find leading, modern culinary rends and cutting-edge service.

Our culinary credentials stem from working ith world renowned chefs such as Ed Brown, olfgang Puck and Martin Yan in the USA and ary Rhodes, Albert Roux, Michael Roux Jr, ue Leith and the team at Gordon Ramsay Holdings the UK to develop new restaurants and concepts, enus and, of course, our own chefs.

**2**

of our restaurants in the UK were awarded Michelin stars in the last 12 months



# Relax



**Sir Roy Gardner**
Chairman

# +11%

**Total dividend up 11% to 12.0p**
(2007: 10.8p)

# 34

**Position in the FTSE 100 Index**
2008 position as of 30 September 2008
(2007: 51)

# Growing value for shareholders

**We have again delivered a very strong set of results that demonstrate the underlying strength of our business and reaffirm the long-term strategy that we set out two years ago to achieve sustainable growth and deliver increased value to our shareholders.**

**Compass Group share price performance vs FTSE 100 Index 2008**



—— Compass —— FTSE 100
400
350
300
250
200
+14%
0%
-24%
Sep 2007
Oct 2007
Nov 2007
Dec 2007
Jan 2008
Feb 2008
Mar 2008
Apr 2008
May 2008
Jun 2008
Jul 2008
Aug 2008
Sep 2008


The FTSE 100 Index has been rebased to the Compass Group share price on 28 September 2007 (302.00 pence)

**Over the last 3 years**



+77%
+46%
+38%
1 year
2 years
3 years


I am delighted to report a second consecutive year of good progress in delivering growth in organic revenue, operating profit, margin improvement and free cash flow generation.

These results maintain the positive momentum that we have built up and, whilst we have begun to see some indications of a slowdown in the global economy in the latter part of the year, I believe that the Group is well placed to continue to make progress in the face of the economic uncertainty ahead.

Through MAP, our Management and Performance framework, we continue to drive real focus on delivering good quality new business, like for like growth from our base estate and further cost efficiencies. We continue to see opportunities to deliver further improvement in all of these areas.

Our performance and the decisions we have taken over the last two years to strengthen our balance sheet have placed us in a strong financial position, giving us significant flexibility to invest in growing the business going forward.

We have a clear, focused strategy and, having successfully reduced the level of risk in the business over the last two years through the disposal of non-core activities and a programme of country exits, we have established a robust business model as a foundation for sustainable future growth.

In our core foodservice business we continue to see many exciting opportunities in our main market sectors as the trend towards outsourcing continues. Our increasing penetration of these sectors and our ability through innovation to deliver new services and exploit new segments provides us with a diverse and well-balanced spread of business without overexposure to any particular industry.

# Our strategy

## We have a clear, focused strategy that is delivering value for our shareholders and has created a well-balanced and sustainable business model with significant opportunities to deliver continued growth.

- **Focus on our contract foodservice business**
- **Grow our support services business**
- **Committed to giving our customers superior levels of service**
- **Focus on driving cost efficiencies**

In March we acquired the remaining 50% interest in GR SA in Brazil, which is now one of our largest ten countries. I am delighted to welcome our team there fully into the Group. This business delivered 21% organic revenue growth this year and we remain excited by the long-term structural growth opportunities in Brazil and other parts of Latin America.

The decision to develop our support services capability alongside our foodservice offer continues to meet with a positive response from our clients and has placed us in a strong position to capitalise on opportunities that may arise from both new and existing clients looking to either further outsource or consolidate suppliers, as they review their own cost base in response to changes in the economic outlook. There are few global operators that can provide the scope, scale and depth of capability required by large national and international companies looking for consistently high service standards across their entire business and to achieve the economies of outsourcing to a single provider.

I take great pride in the reputation we have for the quality of the service we deliver and the loyalty that this inspires in our clients, as evidenced in our high retention rates and the growth in extending our services to existing clients. We greatly value the close relationships we have with our clients and we look forward to continuing to work with them to deliver greater value to their business through the services we provide.

**Commitment to Corporate Responsibility**
We continue to make good progress on our commitment to set the highest standards for corporate governance and responsible business practice. In response to the commitment we made last year, we have developed a common set of Corporate Responsibility measures and targets, relevant to our business, which will enable our key stakeholders to evaluate our progress. These measures and targets are stated in the Acting Responsibly section of this Report on page 32.

To further improve the way we communicate the broad range of industry leading activity under way across the Group and to complement the Acting Responsibly section of this Report, we have created an expanded Corporate Responsibility Report on the Compass Group website. This can be accessed directly at www.compass-group.com/CR08.

**Dividend increase**
The Board is proposing a final dividend of 8.0 pence per share for payment on 2 March 2009. This brings our total dividend to 12.0 pence, a year on year increase of 11%.

During the year we returned £352 million to shareholders. This brings the total funds returned to shareholders since June 2006 to £1,072 million through the share buy-back programme.

**Leadership**
I am delighted to welcome back Tim Parker, who briefly retired from the Board during the year, and to again be benefiting from his contribution to our deliberations. Sven Kado will be retiring from the Board with effect from the Annual General Meeting on 5 February 2009 and I would like to thank him for the contribution that he has made to the Board over the years.

We have a strong and stable Board with a breadth and diversity of expertise and experience which will be invaluable in guiding the Group through the period of economic uncertainty that lies ahead.

We have continued to strengthen the leadership at every level of the organisation and have in place solid succession and development processes to ensure that we have the strength in depth in leadership to grow the business both now and in the future.

**Our people**
In a business such as ours, people are at the heart of delivering excellent service to our clients and consumers and achieving our objectives. Our performance and results are a testament to the outstanding people that we have at every level in our business. On behalf of the Board, I offer my grateful thanks to all of our people for the success that we have achieved in the last year.

**Outlook**
We are pleased with the results delivered in the last financial year against a background of weakening economic conditions. We have a clear and focused strategy, an internationally diversified and transparent business model and we are the market leader in an industry that has potential for significant structural growth. We see good opportunities to continue to grow revenue and to further improve operating efficiency. Our cash flow and balance sheet are strong. The strengths of the business that are highlighted in these results support the Board's view that 2009 will be another year of progress for Compass Group.

**Sir Roy Gardner**
Chairman
26 November 2008


jeudi

# 340

schools in Turin have their meals provided by us, one of the largest outsourced education contracts in Italy

**Group revenue 2008**

**Education 14%**
(2007: 14%)



# Revitalise

**From kindergarten to college we provide a nutritious, well-balanced diet to help boost concentration and knowledge retention as well as fuel the development of young minds and bodies.**

**Eat Learn Live**, our holistic approach to the health and wellbeing of children and students, has led the market in the USA and has already been successfully adopted by our businesses in Canada and the UK. Some of our major European businesses are also looking to adopt it to help them develop their Education businesses.

**Eat** is about providing healthier meal options; **Learn**, ongoing programmes and activities to help educate children on diet and lifestyle and put the fun back into food; **Live**, our commitment to sustainability and good environmental practices.



**Richard Cousins**
Group Chief Executive

map 1

**Client sales and marketing**

# Delivering our strategy

## This year we delivered a strong set of results, maintaining the momentum in driving improved performance from last year.

We have continued to deliver good quality organic revenue growth, up 5.9%. We have improved margin by 70 basis points and an increase of £163 million in free cash flow delivery demonstrates another year of continued improvement.

A combination of excellent operational management and MAP has this year enabled us to deliver £104 million of constant currency operating profit growth as follows:

**£28 million of net new business growth driven by good quality new business and a focus on retention**
We have had another year of strong growth in most countries, delivering 8.5% of new business, with overall retention levels remaining stable at 94%. We have seen good levels of growth in all of our core sectors. We believe there is further scope over time to improve retention across the Group. Where we have focused on retention levels and built dedicated retention teams, we have been able to deliver improved performance.

**£57 million of base estate profit growth driven by like for like revenue growth and cost efficiencies**
The majority of our profit growth was delivered through sustainable growth in our base estate, a dramatic shift from historical performance.

**Like for like growth**
We have continued to work hard to increase like for like revenue growth to 3.5% through innovation in our client and consumer offer and greater discipline in our approach to pricing.

We have continued to extend our offer and target growth in participation and spend per head. In particular, our greater understanding of consumer eating trends and habits has enabled us to increasingly move to an all-day offer, including breakfast, coffee shops and in-house convenience outlets. At the same time, we have developed a significantly more retail-focused approach to structured promotions, often linked to menu planning, merchandising and the overall service experience.

We have introduced more structured management of both client and consumer pricing. For client contracts this means having pricing sovereignty and appropriate indexation clauses linked to food and labour costs and local market-basket benchmarking. To drive continuous improvement in this area we have developed an online pricing toolkit, using proven tools from across the Group.

**Cost efficiencies**
We continue to focus on being the lowest cost, most efficient operator. We have made further progress in menu planning and rationalisation of purchasing and supply chain. These initiatives, along with the roll-out of waste management programmes, should, over time, produce further benefits. Food cost inflation was a significant issue for us throughout the year, but we have been able to contain the impact through the actions we have taken during the year and as a result have delivered an improvement in gross margin.

Labour cost remains a challenging area and we are increasing our focus on driving improved productivity and reducing ancillary costs. The majority of the unit efficiencies have come from savings in unit overheads such as uniforms and cleaning products. Whilst we have made good progress in driving out cost from the business, there are still significant opportunities to further improve efficiencies and, with a predominantly flexible cost base, to adapt to varying levels of demand.

**£6 million of above unit overhead savings**
While growing the revenue by 5.9%, we have reduced our overheads by a further £21 million in real terms, more than offsetting the £15 million inflationary impact.

## MAP

# MAP is fundamental to driving consistent performance across the Group and the discipline it brings to the way we manage the business puts us in a strong position to meet the challenges in the year ahead.


map 2
Consumer sales and marketing
map 3
Cost of food
map 4
Unit costs
map 5
Above unit overheads

**£13 million from acquisitions/disposals**
This comprises £7 million of trading profit from the acquisition of Professional Services in the US and the remaining 50% of the shares in GR SA in Brazil, partly offset by the disposal of some Japanese concessions businesses and £6 million of disposal profit arising from country exits.

**Managing the business**
MAP continues to be embedded deeper in the organisation, not only providing us with the intensity of focus that is driving our performance but a common language and agenda, enabling everyone to think, act and behave as a Group.

Earlier this year we launched 'Mapping for Value', a two day intensive programme on MAP for our top 400 managers, and this is now being rolled out to a further 5,000 managers across the Group. We continue to evolve how we use MAP to improve the way we manage the business. Most recently we have launched a specific 'People MAP' which, as with our business MAP, provides a simple framework of objectives, measures and actions that focus on the key areas of people management and development.

At the same time, we have made considerable progress in identifying, capturing and sharing best practice and knowledge across the Group in a structured way, helping us to bring innovation to market more quickly to create competitive advantage and turn best practice into more standard practice.

**Strategy and future outlook**
We believe that key to creating shareholder value is the delivery of strong cash flow. Our aim is to deliver this through revenue growth and operating efficiency, supported by disciplined use of capital expenditure and working capital. The delivery of strong cash flow provides us with the opportunity to reinvest that cash to grow the business and to reward shareholders.

We have a clear and well-focused strategy. Our combined food and support services offer positions us to take advantage of the continued growth in outsourcing and further 'bundling' of services as clients seek to consolidate service providers.

Our approach has been to build scale within countries to enable us to drive efficiencies, combining local market knowledge with the global reach necessary to meet the needs of multinational clients. Sectorisation has also been key, building strong sector-focused businesses.

There is significant opportunity to grow revenue. We estimate the foodservice market, in which we are the global leader, to be around £150 billion. The market is only 45% outsourced and we only have a 7% share of the total. The support services market is even bigger and less penetrated. We will continue to build our market presence by growing revenues organically, and where it makes sense we will invest intelligently in either organic growth and/or value-creating infill acquisitions.

The Group has a very broad spread of business; geographically, in some 55 countries; across clients, with no one client accounting for more than 1% of revenue; and across the multiple sectors and sub sectors in our portfolio. We have a well-balanced exposure to Healthcare, Education and Business & Industry and the diversity of customers we serve considerably spreads our risk profile.

We will continue to improve efficiency in our main categories of cost: food, labour and overheads. Whilst good progress has been made, there are many significant opportunities. In the context of a more challenging macro economic environment, the ability to flex the cost base is important. We believe our key costs of food, labour and overheads are largely flexible, which gives us the ability to align our cost base to any variation in the level of demand. In the last two years, the strength of our operational management teams and the MAP framework have been integral to driving the turnaround in performance and in successfully managing the effects of input cost inflation. These will remain a focus as we continue to move through the challenging macro economic environment.

We are continuing to deliver good organic revenue growth and operating efficiency. In the context of a more challenging economic environment we are not complacent. We have considerable flexibility in the cost base and further significant scope for cost reduction. Together with the scale of the market opportunity and ongoing demand for outsourced services, this gives us confidence that we can continue to deliver.

Richard Cousins

**Richard Cousins**
Group Chief Executive
26 November 2008

**Delivering with care to the most exacting standards for patients, staff and visitors in the public and private healthcare sector and in the growing senior living market with services to residential care homes, retirement communities and home delivery meal services.**

Innovations such as Steamplicity, our patented system of steam cooking restaurant quality, fresh, hot meals, have revolutionised patient feeding, offering a greater choice of nutritious meals, delivered to order to patients. We have brought this same innovation to the introduction of convenience outlets and coffee shops which have created exciting retail opportunities for hospital visitors.

Our understanding and experience of the specific demands of this sector, especially in the areas of health and safety and hygiene, have enabled us to build a market leading capability in a range of support services including cleaning, housekeeping, portering, reception and security.



# Recover

# 65%

of all meals we serve in the UK healthcare sector are made using Steamplicity

**Group revenue 2008**

**Healthcare & Seniors 17%**
(2007: 17%)



# North America



# 40%

**North America contributes 40% towards Group revenue**
(2007: 41%)

**Revenue by sector**

- Business & Industry 30%
- Education 20%
- Healthcare & Seniors 24%
- Sports & Leisure 13%
- Defence, Offshore & Remote 3%
- Vending 10%



## North America has had another strong year with organic revenue growth of 7.1%.

**Revenue**
# £4,553m
(2007: £4,206m)

**Operating margin**
# 6.8%
(2007: 6.3%)

**Operating profit**
# £311m
(2007: £264m)

**Organic revenue growth**
# 7.1%
(2007: 6.0%)





We continue to win good quality new business across all sectors. Significant wins include the new US Capitol Visitor Center in Washington, Nortel, Exxon and Inova Health System, one of the largest combined foodservice and support services contracts we have won in Healthcare. In Education, we have won the contract to feed over 27,000 students in St Louis Public Schools and, in the remote site sector, the workers' camps for the TransCanada Pathfinder Pipeline project. We were also delighted to retain our existing foodservice contract with Pfizer and extend this to include significant new support services business.

The slight acceleration in the rate of organic revenue growth has been driven by increased like for like revenue growth. The integration of the recently acquired Professional Services and Medi-Dyn businesses has helped to drive another good year of growth in both foodservice and support services in the Healthcare sector and, in Education, strong enrolments and an increasing take up have resulted in very good like for like growth. Levy, our Sports & Leisure business, has continued to grow whilst driving excellent efficiencies in both food and unit costs. In Canada, the remote site business performed well and we are making good progress in growing other sectors. By applying a more retail mindset to our business, we have sharpened our approach to pricing and continue to broaden and strengthen our offer. An example of this is the expansion of Outtakes, our 'grab and go' solution, providing on-the-go convenience in a flexible format, which has helped deliver 6% organic revenue growth in Business & Industry.

Operating profit increased by £45 million, or 17%, on a constant currency basis to £311 million (2007: £266 million on a constant currency basis). We have delivered a 50 basis points improvement in margin taking the overall margin to 6.8%. We have been very successful in fighting food cost inflation and have delivered good efficiency gains, both in and above unit.

The launch of e-procurement during the year, together with further consolidation of our supplier and product base, has provided greater control over spending and compliance, while menu management and opportunity buys have taken advantage of lower cost seasonal produce. The 'Trim Trax' waste reduction programme, which creates visibility and awareness of excess and discarded quantities, has continued to drive good waste reduction practices.

Labour cost continues to be a focus area with the implementation of tools and processes to improve efficiencies in scheduling and to reduce the use of overtime and temporary costs. A key driver of the margin improvement has been targeting purchasing opportunities and operational practices in areas of in-unit overheads such as uniforms and cleaning products, together with the continued leverage of above unit overheads as the business grows.

# Continental Europe



**26%**

Continental Europe contributes 26% towards Group revenue (2007: 25%)

**Revenue by sector**

- Business & Industry 61%
- Education 12%
- Healthcare & Seniors 17%
- Sports & Leisure 5%
- Defence, Offshore & Remote 5%



## In Continental Europe the organic revenue growth rate has continued to improve to 5.4%.

**Revenue**
£3,021m
(2007: £2,553m)

**Operating margin**
6.5%
(2007: 5.9%)

**Operating profit**
£197m
(2007: £151m)

**Organic revenue growth**
5.4%
(2007: 4.0%)





Organic revenue growth has been driven by increased levels of new business wins and continued strong like for like revenue growth across the whole geography. Significant contract wins and renewals in the year have included extending our relationship with Continental and a new food and support services contract with Pfizer in Germany; in Italy, a new foodservice contract with Indesit Company and extension of the major Education sector contract with Turin Schools. Elsewhere in Europe, Vestel City, Europe's largest industrial complex, is one of the largest foodservice contracts ever awarded in Turkey; we have also won contracts with one of the biggest hospitals in Hungary, the Petz Aladár Hospital; a new Nokia factory in Romania and some 120 new schools across Spain.

In France, organic revenue growth has moved forward significantly to 4%, reflecting a real turnaround in new business wins. A focus on like for like revenue growth and overhead efficiencies has continued to help advance margins.

Germany continues to lead the Group in operational efficiency. In particular, this year we have seen a reduction in the labour cost of 40 basis points as a percentage of revenue.

The ongoing strength of the Offshore business in the Nordic region, together with new business from support services, have driven organic revenue growth of 15%. This has converted to strong margin growth through the successful restructuring of the region.

Whilst margins are still modest, our business in Italy has delivered a good improvement in performance this year. The business has rebranded under the Compass name and adopted our core sector brands, bringing benefits for how we go to market in Italy and with our international clients. Going forward, the focus will be on cost reduction to bring margins more into line with the rest of the Group.

The Spanish business is dominated by Education and Healthcare. We have seen excellent organic revenue growth of 10% overall, reflecting a good balance of net new business and like for like revenue growth.

Overall, operating profit in Continental Europe was £197 million (2007: £172 million on a constant currency basis), an increase of 15%. We have added a further 60 basis points of margin improvement to the 100 basis points improvement in 2007, delivering an overall margin of 6.5%.

# United Kingdom

# 17%

**The UK contributes 17% towards Group revenue**
(2007: 19%)

**Revenue by sector**

- Business & Industry 56%
- Education 11%
- Healthcare & Seniors 10%
- Sports & Leisure 13%
- Defence, Offshore & Remote 10%





Sweet


## The significant restructuring over recent years is beginning to show benefits.

**Revenue**
£1,926m
(2007: £1,931m)

**Operating margin**
5.6%
(2007: 5.5%)

**Operating profit**
£108m
(2007: £107m)

**Organic revenue growth**
(0.3)%
(2007: 2.0%)



BRAMLEY APPLE AND
BLACKBERRY PIE




In the UK, operating profit was £108 million (2007: £107 million). As expected, we have achieved a similar level of profitability and margin to last year.

Over the last two years the business in the UK has been significantly restructured and simplified. The new leadership team is fully in place, blending existing industry experience with fresh ideas from other sectors, especially expertise in consumer retail.

There has been an enormous amount of activity during this period. We have successfully addressed loss-making and low margin contracts and much improved and tightened the sales process; completely reorganised middle management, driven significant cost reduction and improved cash control. At the same time, we have reinvigorated and relaunched our client and consumer offer. We have rebranded our entire Business & Industry sector business to Eurest Services, our umbrella brand for foodservice and support services. We have also driven increases in like for like sales across all our estate through structured promotional programmes such as 'Best of British' and 'Wild Greens', which are linked to menu planning and purchasing and supported by suppliers and comprehensive merchandising tools. Major contract wins have included The Bank of England, Abbey and Asda, as well as extending our contract to provide foodservice to Royal Mail employees through Quadrant, our joint venture with Royal Mail Group.

Our Restaurant Associates business continues to build on its reputation for culinary excellence, broadening its offer to hotels such as the new Sofitel at T5, Heathrow, where we manage all the food and beverage and deliver an exceptional dining experience for guests.

In Education we have launched Eat Learn Live, adapted for the UK market from a well-established programme in our business in the USA, to further demonstrate our commitment to providing well-balanced and nutritious meals for students. Major successes in the year include winning Cornwall County Council schools and renewing Wellingborough Independent School.

We are making good progress in introducing our retail offer into the Healthcare sector, providing 'grab and go' and convenience products to patients and visitors. We have also launched the WhiteOaks brand to develop our penetration of the growing senior living market.

There have been significant improvements in managing food costs through a focus on supplier and product rationalisation and compliance, and in-unit productivity and efficiency. A new online service framework will help to drive greater quality, consistency and efficiency in the way we deliver service.

# Rest of the World



**17%**

Rest of the World contributes 17% towards Group revenue (2007: 15%)

**Revenue by sector**

- Business & Industry 37%
- Education 5%
- Healthcare & Seniors 10%
- Sports & Leisure 12%
- Defence, Offshore & Remote 36%



## The Rest of the World has delivered very strong organic revenue growth of 10.6%.

**Revenue**
**£1,940m**
(2007: £1,578m)

**Operating margin**
**5.4%**
(2007: 3.9%)

**Operating profit**
**£104m**
(2007: £61m)

**Organic revenue growth**
**10.6%**
(2007: 9.0%)





The organic revenue growth in the Rest of the World business has resulted from excellent new business wins and improved like for like revenue growth throughout the geography. We have exited 30 countries and are now focused on a core 28 where we believe there are good opportunities to grow. By streamlining the business and removing duplication we have been able to take out significant overheads and we now have the business much more focused on cost efficiency, allowing us to leverage the revenue growth.

Australia continues to make good progress. The energy and extraction industries have provided good opportunities and we are successfully developing our other sectors, for example, Healthcare, where this year we have seen growth of 19%.

Japan continues to improve. A renewed focus on client and consumer pricing combined with rigorous attention to the cost base is working. Margins improved by 100 basis points in 2008 and are now close to the Group average. Major contract wins have included Takeda Pharmaceutical Company Limited and Oracle Corporation.

This year we acquired the remaining 50% of our business in Brazil, making it one of our top ten countries. The focus continues to be on growth and we have made excellent progress, increasing revenue organically by some 21%. New contract wins have included the Barro Alto nickel plant construction site for Anglo American and our first Sports & Leisure sector contract in the country at the São Paulo Stadium.

The remote site business is now focused on five countries where we operate mainly with major blue-chip international companies. The business is performing well and we are seeing good revenue growth as our new and existing clients continue to expand their operations.

The UAE has seen excellent organic revenue growth of around 30%, with all sectors growing strongly. New contract wins include Al-Futtaim Carillion and TDIC Leighton.

Overall, operating profit in the Rest of the World has increased by £36 million, or 53%, on a constant currency basis, to £104 million (2007: £68 million on a constant currency basis), in part through the acquisition of the remaining 50% of the shares of GR SA in Brazil and £6 million of disposal profit arising on country exits. The margin has increased by 150 basis points to 5.4% which is now close to the Group average. Excluding the impact of the £6 million disposal profit, the margin would have been 5.1%, an increase of 120 basis points.



**Compass has unparalleled experience in providing food and hospitality services at some of the world's most prestigious sporting, leisure and exhibition venues, visitor attractions and major events.**

You'll find our teams at the top of their game at the US Open Tennis Tournament, Superbowl, NBA and NHL All-Star Games and the World Series; NASCAR racing; Twickenham and Super Sport Park; Chelsea Football Club; the Kentucky Derby, Aintree and Cheltenham; the Brit Oval and the Sydney Cricket Ground.

You'll also see us on show at The BRIT Awards and The GRAMMY Celebration; The Getty Center and Art Institute of Chicago; The Abu Dhabi National Exhibition Centre and at ExCeL London.



# Refresh

## 60,000

bananas were in the 60 tons of fruit eaten by the 650,000 fans we served at the 2008 US Open Tennis Tournament

**Group revenue 2008**

**Sports & Leisure 11%**
(2007: 11%)



**Andrew Martin**
Group Finance Director

# A strong financial position

**Our strategy and performance over the last two years have placed us in a sound financial position with headroom of around £900 million. The delivery of strong cash flow provides us with the opportunity to reinvest that cash to grow and reward shareholders.**

See this Report online at:
**www.compass-group.com/annualreport08**

## Financial summary

| | 2008 | 2007 | Increase/ (decrease) |
|---|---|---|---|
| **Continuing operations** | | | |
| **Revenue** | | | |
| Constant currency | **£11,440m** | £10,765m | +6.3% |
| Reported | **£11,440m** | £10,268m | +11.4% |
| **Total operating profit** | | | |
| Constant currency | **£662m** | £558m | +18.6% |
| Underlying | **£662m** | £529m | +25.1% |
| Reported | **£659m** | £529m | +24.6% |
| **Operating margin** | | | |
| Underlying | **5.8%** | 5.1% | +70bps |
| Reported | **5.7%** | 5.1% | +60bps |
| **Profit before tax** | | | |
| Underlying | **£589m** | £442m | +33.3% |
| Reported | **£566m** | £436m | +29.8% |
| **Basic earnings per share** | | | |
| Underlying | **22.0p** | 15.2p | +44.7% |
| Reported | **20.9p** | 15.0p | +39.3% |
| **Free cash flow** | | | |
| Reported | **£520m** | £357m | +45.7% |
| **Total Group including discontinued operations** | | | |
| Basic earnings per share | **23.7p** | 25.6p | -7.4% |
| Total dividend per ordinary share | **12.0p** | 10.8p | +11.11% |

## Segmental performance

| | Revenue | | Growth | | |
|---|---|---|---|---|---|
| | 2008 £m | 2007 £m | Reported | Constant currency | Organic |
| **Continuing operations** | | | | | |
| North America | **4,553** | 4,206 | 8.3% | 7.3% | 7.1% |
| Continental Europe | **3,021** | 2,553 | 18.3% | 5.2% | 5.4% |
| United Kingdom | **1,926** | 1,931 | (0.3%) | (0.3%) | (0.3%) |
| Rest of the World | **1,940** | 1,578 | 22.9% | 12.9% | 10.6% |
| Total | **11,440** | 10,268 | 11.4% | 6.3% | 5.9% |

| | Operating profit | | Margin | |
|---|---|---|---|---|
| | 2008 £m | 2007 £m | 2008 % | 2007 % |
| **Continuing operations** | | | | |
| North America | **311** | 264 | **6.8%** | 6.3% |
| Continental Europe | **197** | 151 | **6.5%** | 5.9% |
| United Kingdom | **108** | 107 | **5.6%** | 5.5% |
| Rest of the World | **104** | 61 | **5.4%** | 3.9% |
| Unallocated overheads | **(62)** | (58) | **-** | - |
| Excluding associates | **658** | 525 | **5.8%** | 5.1% |
| Associates | **4** | 4 | **-** | - |
| Underlying | **662** | 529 | **5.8%** | 5.1% |
| Amortisation of fair value intangibles | **(3)** | - | | |
| Total | **659** | 529 | | |

1 Constant currency restates the prior year results to 2008's average exchange rates.
2 Total operating profit includes share of profit of associates.
3 Underlying operating profit excludes the amortisation of intangibles arising on acquisition.
4 Operating margin is based on revenue and operating profit excluding share of profit of associates.
5 Underlying operating margin excludes the amortisation of intangibles arising on acquisition.
6 Underlying profit before tax excludes the amortisation of intangibles arising on acquisition, hedge accounting ineffectiveness and the change in fair value of minority interest put options to market.
7 Underlying basic earnings per share excludes the amortisation of intangibles arising on acquisition, hedge accounting ineffectiveness and the change in fair value of minority interest put options and the tax attributable to these amounts.
8 Organic growth is calculated by adjusting for acquisitions (excluding current year acquisitions and including a full year in respect of prior year acquisitions), disposals (excluded from both periods) and exchange rate movements (translating the prior year at current period exchange rates) and compares the results against the prior year.
9 Headroom of £900 million includes £185 million raised in the private placement market in October 2008 (see note 35 on page 113).

## Revenue

Overall, organic revenue growth was 5.9%, comprising new business of 8.5%, retention of 94% and like for like growth of 3.5%.


08 £11,440m
07 £10,268m
06 £10,267m

The significant weakening of Sterling, in particular against the Euro, increased reported revenues by 5.1%, resulting in reported revenue growth of 11.4%.

## Operating profit

Underlying operating profit from continuing operations, including associates but excluding the amortisation of intangibles arising on acquisition, was £662 million (2007: £529 million), an increase of 25% on a reported basis over the prior year.


08 £662m
07 £529m
06 £457m

Operating profit after the amortisation of intangibles arising on acquisition of £3 million (2007: £nil) was £659 million (2007: £529 million).

## Operating margin

The underlying operating profit increased by £104 million, or 19%, on a constant currency basis. This represents a 70 basis points improvement in margin to 5.8% (2007: 5.1%).


08 5.8%
07 5.1%
06 4.4%

**North America**
**39.8% Group revenue (2007: 40.9%)**
North America has had another strong year with organic revenue growth of 7.1%. Operating profit increased by £45 million, or 17%, on a constant currency basis to £311 million (2007: £266 million on a constant currency basis). The margin improvement seen in the first half has continued throughout the second half, with a full year 50 basis points improvement taking the overall margin to 6.8%.

**Continental Europe**
**26.4% Group revenue (2007: 24.9%)**
In Continental Europe the organic revenue growth rate has continued to improve to 5.4%, driven by increased levels of new business wins and continued strong like for like revenue growth across the whole geography. Overall, operating profit in Continental Europe was £197 million (2007: £172 million on a constant currency basis), an increase of 15%. We have added a further 60 basis points of margin improvement to the 100 basis points improvement in 2007, delivering an overall margin of 6.5%.

**United Kingdom**
**16.8% Group revenue (2007: 18.8%)**
In the UK, operating profit was £108 million (2007: £107 million). As expected, we have achieved a similar level of profitability and margin to last year.

**Rest of the World**
**17.0% Group revenue (2007: 15.4%)**
The Rest of the World has delivered very strong organic revenue growth of 10.6% through excellent new business wins and improved like for like revenue growth throughout the geography. Overall, operating profit in the Rest of the World has increased by £36 million, or 53%, on a constant currency basis, to £104 million (2007: £68 million on a constant currency basis), in part through the acquisition of the remaining 50% of the shares of GR SA in Brazil and £6 million of disposal profits arising on country exits. The margin has increased by 150 basis points to 5.4% which is now close to the Group average. Excluding the impact of the £6 million disposal profit, the margin would have been 5.1%, an increase of 120 basis points.

**Regional reviews**
Additional information on the performance of each region can be found in the regional reviews on pages 16-19.

**Unallocated overheads**
Unallocated overheads for the year were £62 million (2007: £58 million), reflecting tight control over cost while at the same time strengthening certain central functions.

## Finance costs

Underlying net finance cost, excluding hedge accounting ineffectiveness and the impact of revaluing minority interest put options, was £73 million (2007: £87 million). We currently expect the underlying net finance cost for 2009 to be around £95 million, reflecting the impact of the weakening of Sterling against each of the US Dollar, Euro and Japanese Yen which comprise the bulk of the Group's net borrowings.

## Other gains and losses

Other gains and losses include a £4 million (2007: £6 million) cost of hedge accounting ineffectiveness (revaluation gains and losses on swaps and hedging instruments) and a £16 million (2007: £nil) cost of revaluing minority interest put options, reflecting the underlying improvement in performance of the related business.

## Profit before tax

Profit before tax from continuing operations was £566 million (2007: £436 million).

On an underlying basis, excluding the amortisation of intangibles arising on acquisition, hedge accounting ineffectiveness and the impact of revaluing minority interest put options, profit before tax from continuing operations increased by 33% to £589 million (2007: £442 million).

## Income tax expense

Income tax expense from continuing operations was £169 million (2007: £124 million).

On an underlying basis, excluding the amortisation of intangibles arising on acquisition, hedge accounting ineffectiveness and the impact of revaluing minority interest put options, the tax charge on continuing operations was £171 million (2007: £126 million), equivalent to an effective tax rate of 29% (2007: 29%). Based on current corporate tax rates applicable to our major countries of operation, we expect a similar rate for 2009.

## Discontinued operations

The profit after tax from discontinued operations was £53 million (2007: £212 million).

## Basic earnings per share

Basic earnings per share, including discontinued operations, were 23.7 pence (2007: 25.6 pence).

On an underlying basis, excluding discontinued operations, the amortisation of intangibles arising on acquisition, hedge accounting ineffectiveness, the impact of revaluing minority interest put options and the tax attributable to these amounts, the basic earnings per share from continuing operations were 22.0 pence (2007: 15.2 pence).


08 22.0p
07 15.2p
06 9.4p

| | Attributable profit | | Basic earnings per share | | |
|---|---|---|---|---|---|
| | 2008 £m | 2007 £m | 2008 pence | 2007 pence | Change % |
| Reported | 443 | 515 | 23.7 | 25.6 | -7.4% |
| Discontinued operations | (53) | (212) | (2.8) | (10.6) | |
| Other adjustments | 21 | 4 | 1.1 | 0.2 | |
| Underlying | 411 | 307 | 22.0 | 15.2 | +44.7% |

## Dividends

It is proposed that a final dividend of 8.0 pence per share will be paid on 2 March 2009 to shareholders on the register on 30 January 2009. This will result in a total dividend for the year of 12.0 pence per share (2007: 10.8 pence per share), a year on year increase of 11%.



08
12.0p
07
10.8p
06
10.1p


The dividend was covered 1.8 times on an underlying earnings basis and 2.5 times on a free cash basis.

## Free cash flow

Free cash flow from continuing operations totalled £520 million (2007: £357 million). The major factors contributing to the increase were £133 million increase in underlying operating profit before associates and £46 million lower net interest payments, offset in part by £32 million higher net tax payments.



08
£520m
07
£357m
06
£212m


Gross capital expenditure of £200 million (2007: £195 million), including amounts purchased by finance lease of £8 million (2007: £15 million), is equivalent to 1.7% of revenues (2007: 1.9% of revenues). We currently expect the level of gross capital expenditure for 2009 to be around 2% of revenues. Proceeds from the sale of assets were £26 million and we expect these will be minimal in 2009.

There has been a continued focus on all areas of working capital management, delivering an overall £46 million working capital inflow in the year. We believe that there remains further scope for improvement.

The cash tax rate for the year was 25% (2007: 26%), based on underlying profit before tax for the continuing operations, and we continue to expect the cash tax rate to be in the mid to high 20s range for 2009.

The net interest outflow of £81 million (2007: £127 million) continues to reflect the impact of the 2004 swap monetisation. The cash interest will be around £10 million more than in the income statement in 2009, and then the numbers should converge for 2010 onwards.

## Acquisition payments

The acquisition spend in the year totalled £181 million, comprising £74 million of infill acquisitions (including £36 million on Professional Services and £23 million on Medi-Dyn in the USA), £102 million on the buyout of minority interests (including £87 million on the remaining 50% of our Brazilian business and £14 million to take our shareholding in Seiyo Food – Compass Group, our Japanese business, from 86% to 95%) and £5 million of deferred consideration relating to previous acquisitions.

## Disposal proceeds

Proceeds received in the year, mainly relating to the prior year disposal of businesses, totalled £41 million (2007: £767 million).

## Share buy-back

The Group spent cash of £352 million (2007: £575 million) on buying back shares in the year, of which £65 million relates to the current phase of the buy-back, which is ongoing. In addition the Group spent £3 million (2007: £1 million) to satisfy employee share-based payments in the year.

## Return on capital employed

Return on capital employed (ROCE) was 14.9% (2007: 12.5%) based on the continuing business before exceptional items, excluding the Group's minority partner's share of total operating profit, net of tax at 30% and using an average capital employed for the year of £3,073 million (2007: £2,914 million) calculated from the IFRS balance sheet.



08
14.9%
07
12.5%
06
11.3%


Under UK GAAP, goodwill previously written off to reserves, now extinguished under IFRS, and goodwill amortised prior to 30 September 2004, the date at which the net book value of goodwill was frozen under IFRS, was included within average capital employed. Including these adjustments, average capital employed for the year (for the continuing business) would have been £6,058 million (2007: £5,899 million) and ROCE for the continuing business would have been 7.9% (2007: 6.5%).

## Financial targets

The Group's three year targets for the continuing business for 2006 to 2008 have been achieved:

**Improvement in ROCE**
calculated on a UK GAAP basis



Achieved
220 bps
Target
160 bps


**Free cash flow**
from continuing operations including £53 million from Selecta in 2006



Achieved
£1,142m
Target
£850m


## Pensions

The Group has continued to review and monitor its pension obligations throughout the year working closely with the Trustees and members of schemes around the Group to ensure proper and prudent assumptions are used and adequate provision and contributions are made.

The Group's total pension deficit at 30 September 2008 was £131 million (2007: £162 million), a significant improvement from the £555 million deficit in 2005. The total pensions charge for defined contribution schemes in the year was £28 million (2007: £36 million) and £19 million (2007: £22 million) for defined benefit schemes. Included in the defined benefit scheme costs was a £2 million credit to net finance cost (2007: £2 million charge).

## Financial position

The ratio of net debt to market capitalisation of £6,336 million as at 30 September 2008 was 16% (2007: 13%).

Net debt increased to £1,005 million (2007: £764 million) including a negative impact from foreign exchange translation of £121 million and cash spent on share buy-backs totalling £352 million.

At 30 September 2008, the Group had cash reserves of £579 million and in October 2008 raised a further £185 million in the private placement market. In addition, the Group has an undrawn bank facility of £689 million committed through to 2012. Taking account of cash required for day-to-day operations and the repayment of around £325 million of debt maturing in 2009, the Group estimates it currently has headroom of around £900 million.

Looking ahead over the next three years, £225 million of debt is due for repayment in 2010 and £75 million in 2011. With three years of free cash flow and the proceeds of any further refinancing during this period, the Group believes that it is in a very strong financial position.

The EBIT to net interest ratio has increased from 3.2 times in 2006 to 9.1 times in 2008, excluding the amortisation of intangibles arising on acquisition, hedge accounting ineffectiveness, the change in fair value of minority interest put options and discontinued operations. EBITDA to net interest has increased from 5.6 times to 11.9 times in the same period, including discontinued operations but excluding the amortisation of intangibles arising on acquisition, hedge accounting ineffectiveness and the change in fair value of minority interest put options. The Group remains committed to maintaining strong investment grade credit ratings.

## Liquidity risk

The Group finances its borrowings from a number of sources including banks, the public markets and the private placement markets.

The maturity profile of the Group's principal borrowings at 30 September 2008 shows the average period to maturity is 3.1 years.

**Maturity profile of principal borrowings**
as at 30 September 2008


Years ending 30 September
2009
2010
2011
2012
2013
2014
2015
£m
0
100
200
300
400
500
600
£ bonds
€ bonds
US$ private placement
bank

Borrowings are stated at their nominal value except for the bond redeemable in December 2014 which is recorded at its fair value to the Group on acquisition.

Following the year end the Group raised a total of £185 million in the private placement market through the issue of five, seven and eight year loan notes. This has further strengthened the Group's balance sheet and extended the average life of the Group's borrowings to 3.4 years.

The Group's undrawn committed bank facilities at 30 September 2008 were £689 million (2007: £630 million).

## Financial instruments

The Group continues to manage its foreign currency and interest rate exposure in accordance with the policies set out below. The Group's financial instruments comprise cash, borrowings, receivables and payables that are used to finance the Group's operations. The Group also uses derivatives, principally interest rate, currency swaps and forward currency contracts, to manage interest rate and currency risks arising from the Group's operations. The Group does not trade in financial instruments. The Group's treasury policies are designed to mitigate the impact of fluctuations in interest rates and exchange rates and to manage the Group's financial risks. The Board approves any changes to the policies.

## Foreign currency risk

The Group's policy is to match as far as possible its principal projected cash flows by currency to actual or effective borrowings in the same currency. As currency cash flows are generated, they are used to service and repay debt in the same currency. To implement this policy, forward currency contracts or currency swaps are taken out which, when applied to the actual currency liabilities, convert these to the required currency. A reconciliation of the 30 September 2008 actual currency liabilities to the effective currency borrowed is set out in note 20 to the consolidated financial statements.

The borrowings in each currency give rise to foreign exchange differences on translation into Sterling. Where the borrowings are either less than, or equate to, the net investment in overseas operations, these exchange rate movements are treated as movements on reserves and recorded in the statement of recognised income and expense rather than in the income statement. Non-Sterling earnings streams are translated at the average rate of exchange for the year. This results in differences in the Sterling value of currency earnings from year to year.

The table in note 36 to the consolidated financial statements sets out the exchange rates used to translate the income statements, balance sheets and cash flows of non-Sterling denominated entities.

## Interest rate risk

As detailed above, the Group has effective borrowings in a number of currencies and its policy is to ensure that, in the short-term, it is not materially exposed to fluctuations in interest rates in its principal currencies. The Group implements this policy either by borrowing fixed rate debt or by using interest rate swaps so that at least 80% of its projected net debt is fixed for one year, reducing to 60% fixed for the second year and 40% fixed for the third year.

## Other risks and uncertainties

The Board takes a proactive approach to risk management with the aim of protecting its employees and customers and safeguarding the interests of the Company and its shareholders.

The principal risks and uncertainties facing the business and the activities the Group undertakes to mitigate these are set out in the section headed 'Managing Risk' on pages 26 to 29.

## Shareholder return

The market price of the Group's ordinary shares at the close of the financial year was 344 pence per share (2007: 302 pence).

## Going concern

After making enquiries, the directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

## Outlook

We are pleased with the results delivered in the last financial year against a background of weakening economic conditions. We have a clear and focused strategy, an internationally diversified and transparent business model and we are the market leader in an industry that has potential for significant structural growth. We see good opportunities to continue to grow revenue and to further improve operating efficiency. Our cash flow and balance sheet are strong. The strengths of the business that are highlighted in these results support the Board's view that 2009 will be another year of progress for the Company.



**Andrew Martin**
Group Finance Director
26 November 2008


Country M
Management & Performance
Strategic objectives
Identify risks and opportunities
MAJOR RISK ASSESSMENT PROCESS
Identify and quantify risks
Record in risk register

**The identification of risks and opportunities and the development of action plans to manage the risks and exploit the opportunities is an integral part of the business process, and a core activity throughout the Group.**





The Board takes a proactive approach to risk management with the aim of protecting its employees and customers and safeguarding the interests of the Company and its shareholders.

As set out on pages 45 and 46 of the Corporate Governance section, the Group has policies and procedures in place to ensure that risks are properly evaluated and managed at the appropriate level within the business.

The identification of risks and opportunities, the development of action plans to manage the risks and exploit the opportunities, and the continual monitoring of progress against agreed Key Performance Indicators ('KPIs') is an integral part of the business process, and a core activity throughout the Group.

Control is exercised at Group and business level through MAP, the Group's Management and Performance framework, monthly monitoring of performance by comparison with budgets and forecasts and through regular business reviews with the Group Chief Executive and the Group Finance Director.

This is underpinned by a formal major risk assessment process which is an integral part of the annual business cycle. As part of the process, each of the Group's businesses is required to identify and document major risks and appropriate mitigating activities and controls, and monitor and report to management on the effectiveness of these controls on a biannual basis. Senior managers are also required to sign biannual confirmations of compliance with key procedures and to report any breakdowns in, or exceptions to, these procedures. The results are reviewed by the Executive Committee and the Board.

The Group also has formal procedures in place, with clearly designated levels of authority, for approving acquisitions and other capital investments. This is supported by a post-investment review process for selected acquisitions and major items of capital expenditure.

The table opposite sets out the principal risks and uncertainties facing the business at the date of this Report and the systems and processes the Group has in place to manage and mitigate these risks.



ans for each component of MAP
Action plans to exploit opportunities and manage risks
Group evaluation and approval
Monitor progress against agreed KPIs
Monthly reports to the Executive Committee and Board
Regular business reviews
Identify mitigating activities and controls
Develop action plans
Monitor progress
Regular reports to local management
Biannual reviews by Executive Committee and Board


| Risk | | Mitigation |
|---|---|---|
| **Health, safety and environment** | **Food safety** | Compass feeds millions of consumers around the world every day, therefore setting the highest standards for food hygiene and safety is paramount. The Group has appropriate policies, processes and training procedures to ensure full compliance with legal obligations. |
| | **Health and safety** | Health and safety remains our number one operational priority. All management meetings throughout the Group feature a health and safety update as one of their first agenda items. |
| | **Environment** | Every day, everywhere, we look to make a positive contribution to the health and wellbeing of our customers, the communities we work in and the world we live in. Our Corporate Responsibility report on pages 32 to 35 describes our approach in more detail. |
| **Clients and consumers** | **Client retention** | We aim to build long-term relationships with our clients based on quality and value. Our business model is structured so that we are not reliant on one particular sector, geography or group of clients. |
| | **Consolidation of food and support services** | We have developed a range of support services to complement our existing foodservice offer. These services are underpinned by the Compass Service Framework, our standard operating platform for support services, which gives us the capability to deliver to the same consistent world-class standard globally. |
| | **Bidding risk** | The Group's operating companies bid selectively for large numbers of contracts each year and a more limited number of concession opportunities. Tenders are developed in accordance with a thorough process which identifies both the potential risks (including social and ethical risks) and rewards, and are subject to approval at an appropriate level of the organisation. |
| | **Credit risk** | There is limited concentration of credit risk with regard to trade receivables given the diverse and unrelated nature of the Group's client base. |
| | **Service delivery and compliance with contract terms and conditions** | The Group's operating companies contract with a large number of clients. Processes are in place to ensure that the services delivered to clients are of an appropriate standard and comply with the appropriate contract terms and conditions. |
| | **Changes in consumer preferences** | We strive to meet consumer demand for quality, choice and value by developing innovative and nutritious food offers which suit the lifestyles and tastes of our consumers. |

| Risk | | Mitigation |
|---|---|---|
| **People** | **People retention and motivation** | The recruitment and retention of skilled employees is a challenge faced by the industry at large. The Group has established training and development programmes, succession planning and performance management programmes which are designed to align rewards with our corporate objectives and to retain and motivate our best people. |
| **Supply chain** | **Suppliers** | The Group constantly strives to find the right balance between building long-term supply relationships based on the compatibility of values and behaviour with the requirements of the Group as well as quality and price. The Group seeks to avoid over-reliance on any one supplier. |
| | **Traceability** | To reduce risk we are focusing on traceability, clear specification of our requirements to nominated suppliers and the improvement of purchasing compliance by unit managers. |
| **Economic risk** | **Economy** | The recent turmoil in the world economy has not had a notable effect on current year sales. Our direct exposure to investment banking clients is between 2-3% of global revenues. Although we start the new financial year facing a more challenging economic environment and a slowing in global GDP growth, we see good opportunities to continue to grow revenues and to further improve operating efficiency, supported by our strong financial position. |
| | **Food cost inflation** | As part of our MAP programme we seek to manage food cost inflation through cost indexation in our contracts, giving us the contractual right to review pricing with our clients; menu management to substitute ingredients in response to any forecast shortages and cost increases; and continuing to drive greater purchasing efficiencies through supplier rationalisation and compliance. |
| | **Labour cost inflation** | Our objective is always to deliver the right level of service in the most efficient way. As part of our MAP programme we have been deploying tools and processes to optimise labour productivity and exercise better control over other labour costs such as absenteeism, overtime and third party agency spend; and to improve our management of salary and benefit costs and control labour cost inflation. |
| **Regulatory, political and competitive environment** | **Political stability** | Compass is a global company operating in countries and regions with diverse economic and political conditions. Our operations and earnings may be adversely affected by political or economic instability. However, we remain aware of these risks and look to mitigate them wherever possible. We have also taken the strategic decision to withdraw from a number of countries (and had completed most of these withdrawals by the date of this Report) where we consider the risks outweigh the rewards. |
| | **Regulation** | Changes to laws or regulations could adversely affect our performance. We engage with governmental and non-governmental organisations directly or through trade associations to ensure that our views are represented. |
| | **Competition** | Compass operates in a competitive marketplace. The level of concentration and outsource penetration varies by country. Some markets are relatively concentrated with two or three key players, others are highly fragmented and offer significant opportunities for consolidation and penetration into the self-operated market. Aggressive pricing from our competitors could cause a reduction in our revenues and margins. We aim to minimise this by building long-term relationships with our clients based on quality and value. |

| Risk | | Mitigation |
|---|---|---|
| **Acquisitions and investments** | **Acquisition risk** | Potential acquisitions are identified by the operating companies and are subject to appropriate levels of due diligence and approval by Group management. Post-acquisition integration and performance is closely managed and subject to regular review. |
| | **Investment risk** | Capital investments are subject to appropriate levels of scrutiny and approval by Group management. |
| | **Joint ventures** | In some countries we operate through joint ventures. Procedures are in place to ensure that joint venture partners bring skills, experience and resources that complement and add to those provided from within the Group. |
| **Information technology and infrastructure** | | The Group relies on a variety of IT systems in order to manage and deliver services and communicate with its customers, suppliers and employees. There is minimal inter-country dependency on IT systems and all of the Group's major operating companies have appropriate disaster recovery plans in place. |
| **Fraud and compliance** | | The Group's zero tolerance based Code of Ethics governs all aspects of our relationship with our stakeholders. All alleged breaches of the Code are investigated. The Group's procedures include regular operating reviews, underpinned by a continual focus on ensuring the effectiveness of internal controls. |
| **Litigation** | | Though we do not operate in a litigious industry, we have in place policies and processes in all of our main operating companies to report, manage and mitigate against third party litigation. |
| **Reputation risk** | | Our brands are amongst the most successful and best established in our industry. They represent a key element of the Group's overall marketing and positioning. In the event that our brand or reputation is damaged this could adversely impact the Group's performance. The Group's zero tolerance based Code of Ethics is designed to safeguard the Company's assets, brands and reputation. |
| **Financial risk** | | Compass Group's financial risk management strategy is based upon sound economic objectives and good corporate practice. The main financial risks concern the availability of funds to meet our obligations (liquidity risk), movements in exchange rates (foreign currency risk), movements in interest rates (interest rate risk) and counterparty credit risk. Derivative and other financial instruments are used to manage interest rate and foreign currency risks. Further details of our financial risks and the ways in which we mitigate them are set out on pages 22 to 25. |
| **Pensions risk** | | The Group's defined benefit pension schemes are closed to new entrants other than for transfers under public sector contracts in the UK where the Company is obliged to provide final salary benefits to transferring employees. In addition, over the last three years substantial one-off contributions have been made to reduce the deficit in the UK schemes. Steps have also been taken to reduce the investment risk in these schemes. Further information is set out in note 23 to the consolidated financial statements on pages 95 to 99. |
| **Tax risk** | | As a Group, we seek to plan and manage our tax affairs efficiently in the jurisdictions in which we operate. In doing so, we aim to act in compliance with the relevant laws and disclosure requirements. In an increasingly complex international tax environment, a degree of uncertainty is inevitable in estimating our tax liabilities. We exercise our judgement, and seek appropriate professional advice, in assessing the amounts of tax to be paid and the level of provision required. The effective rate of tax may be influenced by a number of factors, including changes in laws and accounting standards, which could increase the rate. |



**Health and safety is our number one operational priority.**

We believe that each of us at Compass has a moral obligation to safeguard each other, our customers and the environment by operating a safe, injury-free and healthy workplace, serving food that is safe to eat, nutritional and which minimises our impact on the environment.



# Responsibility

## 48 million

Working with the Humane Society of the United States, we have moved to cage-free only eggs, affecting more than 48 million eggs purchased annually and the lives of more than 200,000 laying hens

# Acting responsibly

**Over the past year, we have continued to build on our Corporate Responsibility strategy. Overall, we have made good progress on our journey and we continue to drive specific improvement across the areas of environmental performance and measurement.**

**Online access**
See our full Corporate Responsibility report including the status of our CR performance online at:
**www.compass-group.com/CR08**



We regard Corporate Responsibility ('CR') as a long-term, sustainable approach to business that seeks benefits for all our stakeholders, be they customers, employees, communities, the environment or the Company and its shareholders. We support sound CR policies andl practices for good business reasons. Our commitment to CR is not simply a response to increased market attention to this area, but acts as a reinforcement of the way that our business operates on a daily basis. The Board believes that the progressive integration of CR across the Group and the inclusion of broader social and environmental issues into our decision making will help us achieve our business goals, act as a building block for growth in shareholder value and benefit the communities in which we operate.

## Corporate culture

**Our values**
Our strong set of values define what, collectively, we believe in and are the basis of everything we do:

- Openness, trust and integrity
- Passion for quality
- Win through teamwork
- Can-do
- Responsibility

**Governance and ethics**
Our structure is underpinned by the highest levels of corporate governance. This gives our local management teams the empowerment to manage their business to be competitive in their marketplace, whilst at the same time operating within a strict corporate framework with clearly defined parameters. Our Code of Ethics sets out our social, ethical and environmental commitment towards each of our stakeholders and the communities in which we operate.

We operate a whistle-blowing programme called 'Speak Up' which is managed by an independent company, so that our employees can raise, on a confidential basis, any concerns about how our business is being conducted. Following the final phase of roll-out of 'Speak Up' during the past 12 months, this programme is now available to 99% of our employees.

**Corporate Responsibility Committee**
As part of our overall commitment to good corporate governance, we operate a Corporate Responsibility Committee of the Board. Established in 2007, the CR Committee continues to provide direction and guidance on all aspects of business practice and responsibility ensuring consistent application everywhere we operate. The committee comprises Susan Murray (Chairman from 1 November 2008), Sir Roy Gardner (Chairman until 31 October 2008 and a member of the committee from 1 November 2008), Steve Lucas, Richard Cousins, Andrew Martin, Jane Kingston (Group Human Resources Director) and Mark White. Its primary responsibilities include: endorsement of CR policies, overseeing occupational health and food safety performance, environmental practices, business conduct, the positive promotion of employee engagement as well as diversity and community investment.

**A commitment to develop performance indicators**
We are making good progress along our CR journey and we want to update our stakeholders on the progress we are making. As reported in 2007, we made a commitment to develop and communicate a common set of key CR related Key Performance Indicators ('KPIs') and targets to our stakeholders. Following a period of review with key stakeholders, we now have a set of CR metrics in place which we believe are relevant to our business model and will help drive our sustainability performance. Our 2008-2009 commitments are set out on page 33.

See details of our CR metrics and performance in our new online CR Report at www.compass-group.com/CR08.

## Indices

Like many listed companies, Compass' CR performance is rated by independent organisations that assess the extent to which companies effectively manage social, environmental and ethical matters.

Since 2005, we have continued to be a member of the UK's FTSE4Good Index Series following its Policy Committee's decision that we had met the criteria for inclusion in the Index.

As a signatory to the United Nations Global Compact since June 2004, we are also committed to taking action to support and uphold each of the principles it describes in relation to business integrity, human rights and the environment.

In the 2008 Dow Jones Sustainability Index, we were delighted to have achieved the highest score reached by a company in our industry for a number of the criteria assessed, including risk and crisis management; food safety and operational eco-efficiency. The assessment also recommended that we improve upon our quantitative reporting in some areas, such as environmental reporting, which we are addressing in readiness for our 2009 CR Report.

## Our 2008-2009 commitments

You can view our targets and performance in full online at www.compass-group.com/CR08.
(Relates to 'Top Ten' countries, unless otherwise stated.)

**Environment**

- Achieve a 3% reduction in the energy consumption of corporate offices by October 2009
- Achieve a 3% reduction in fuel consumption (direct fuel purchased) of corporate fleets by October 2009
- Achieve 100% compliance in environmental performance reporting by October 2009
- Achieve a 3% reduction in the water consumption of corporate offices by October 2009

**Occupational health and safety**

- Reduce the total number of Lost Time Injuries compared to 2007-2008 performance

**Food safety**

- Implement and measure global food safety performance via new Food Safety Index across all countries

**Health and wellness**

- Achieve a 5% improvement in the total number of units providing 'Balanced Choices' (or equivalent healthy eating programme) to their customers by October 2009

**Employee engagement**

- Achieve a 63% participation rating in the 2009 'Your Voice' survey
- Achieve a 65% employee engagement rating in the 2009 'Your Voice' survey
- Measure and report the number of women appointed to our Global Leadership Team compared to 2007-2008 performance

**Responsible supply chain**

- Implement the Compass Sustainable Purchasing Guidelines across all countries by October 2009

**Business ethics**

- Measure and report the total number of concerns reported globally via 'Speak Up' across all countries

## Our people

We employ around 388,000 people in some 55 countries. As a service organisation, our success is linked to having an engaged workforce and giving people the opportunity to voice their opinion on the business, our processes and practices. Over the last five years, we have conducted a number of employee surveys to help us better understand how we can maximise employee commitment, retention and discretionary effort, in other words 'engagement'. Our last 'Your Voice' survey, conducted in April 2007, gave over 150,000 people from 20 of our largest businesses (representing over 90% of total Group revenue) the opportunity to participate. The results were very encouraging and our response rate of 61% was slightly ahead of that seen in our 2005 survey. Employees have a clear line of sight with our mission and understand how they contribute to success. Managers feel the Group is making the right changes to be successful, has a clear sense of direction and is successfully focusing on both long-term strategies and short-term results.

Health and safety is at the heart of everything we do and the survey results underpin this, with the majority of our employees believing that we place a high priority on this area and around eight in ten employees feeling they are equipped to do their job safely and well.

Our next global 'Your Voice' survey is planned for early 2009 and will include additional countries to those which participated in the 2007 survey. We have set specific improvement targets as part of our CR metrics, to improve the employee participation rate to 63% (2007: 61%) and engagement rate to 65% (2007: 63%) in the 2009 'Your Voice' survey. In the meantime several of our businesses have run an interim 'Your Voice' survey at a local level including the USA. Initial feedback from their survey shows a 66% participant response rate which represents an improvement on 2007 and an employee engagement score of 69% versus 67% in 2007.

**Developing our people**

Through our global employment brand, talent management and various learning and development programmes, helping our people develop their skills and fulfil their potential within the business has been an area of focus this year.

The development of leadership skills of senior managers is a key objective and during 2008 we launched a global learning and development programme called 'Mapping for Value', designed to embed our MAP operating framework deeper into the organisation. The programme is a highly interactive way for our business leaders to equip themselves with the knowledge and tools to help them accelerate the development and delivery of their MAP plans. Over 400 of our senior managers (including our Executive Committee) have already attended 'Mapping for Value' and our plan is to broaden the roll-out to a further 5,000 managers across the Group.

We were delighted to be recognised in October 2008 by the prestigious UK Institute of Grocery Directors with the John Sainsbury award for Learning and Development, beating other high profile companies, for our new 'One Compass Welcome' induction programme recently launched within the UK business. The 'One Compass Welcome' has, to date, given over 10,000 new employees a great start in their new roles and a solid framework in which to develop their occupational health and safety and customer service skills.

**Equal opportunities**

We value the diversity of our people and strongly believe that a more diverse workforce is a more creative workforce, and one better able to adapt to change. We expect all of our employees to be treated with respect and dignity. Our equal opportunity policy is designed to ensure that both current and potential employees are offered the same opportunity to do a job regardless of sex, race, colour, religion, nationality, ethnic origin, age, sexual orientation, marital status or disability. The more our employees reflect the diversity of our clients and consumers, the better equipped we are to service their needs. We believe we have the right policies in place to meet or exceed legal requirements in this area and, as an example of our ongoing commitment, we have seen a 7% increase in the number of women appointed to leadership team positions in the last 12 months and women now hold 15% of global leadership team roles.

**Reward**

Our remuneration policy seeks to deliver improved performance throughout the business, balancing short-term success with the attainment of our longer-term business goals and shareholder return. We work hard to attract and retain people of proven ability, experience and skills. Under our pay and reward programme, in the year to 30 September 2008, the Group paid gross salary costs of £5,083 million for the continuing business. Within this figure, social security contributions, pensions and other employee costs amounted to £723 million, £49 million and £14 million respectively.



# £1.5m

Worldwide charitable donations in the year to 30 September 2008

## Our Guiding Principles

- Health, safety and environment first
- Delivering for clients and consumers
- Developing our people and valuing diversity
- Profitable growth
- Constant focus on performance and efficiency

## A safe and healthy workplace

Our number one operational priority remains health, safety and the environment for our 388,000 employees and the 20 million consumers who eat and drink with us every day.

All management and Board meetings throughout the Group feature a health and safety update as one of their first agenda items. The Board reviews the Occupational Health and Safety and Food Safety policies annually to ensure that they each continue to reflect our aims and aspirations including any legislative changes. Supporting the Board is our internal Health, Safety & Environment Forum made up of technical specialists from around the Compass globe. It has become the key body responsible for promoting policy, setting standards, measuring compliance and sharing best practice in these areas across the Group.

To ensure best practice, we developed a set of policies, minimum operating standards and behaviours in 2007, which have been steadily rolled out across our business. We are pleased to report that in line with our published 2007 commitment, the programme has been successfully implemented across our 'Top Ten' countries (representing over 80% of Group revenue) by the December 2008 deadline. These standards are based on the strictest regulatory requirements and industry best practice.

This year, we have worked hard with our internal stakeholders to create a new occupational health and safety performance index, which was implemented across all countries from October 2008 and, in due course, will allow us to benchmark and continually drive improvement across our countries.

Health and safety has always had a special focus in our business and particularly for our offshore and remote site workplaces, where our clients demand the very highest operational standards. A good example of our success was receiving an award from our client Chevron UK in May 2008, in recognition of our UK business achieving the significant milestone of one million man-hours without a Day Away from Work Case at the Chevron Refinery Operation in Pembroke, South Wales. Further afield, our team in Qatar received a recognition award in May 2008 from their client RasGas for operating for 30 million man-hours without a single Lost Time Injury.

## Diet and nutrition

As a global foodservice company, we recognise that we have an enormous impact on what our 20 million daily consumers choose to eat and drink. Our contribution to their diet and nutrition is one of our most significant impacts and we are proud of the role we play in promoting health and nutrition. In fact, in many of the markets in which we operate, the meal we provide may be the only nutritional meal eaten by our consumers that day.

We are working closely with our clients (and through them with our consumers) as well as our suppliers, governments and regulators across the globe to respond to public health issues such as those associated with diet and obesity. Our consumers are becoming increasingly aware of the nutritional content of their food choices and during 2008 we have continued to roll-out our healthy eating framework called 'Balanced Choices' to enhance nutritional labelling across our food product range, providing customers with the information that they need to make informed choices. More than 750 units (2007: 600 units) in the UK and over 1,750 units (2007: nearly 1,500 units) in the US are now qualified to operate 'Balanced Choices'.

In 2008, our UK Education business organised several 'Meet the Grower' days for over 350 primary school children in Lewisham, London. This interactive event introduced the children to the importance of fresh, healthy food including the chance for school children to meet some of our potato and lettuce growers and plant their own fresh produce to take back to their schools. Similar sessions are already planned with other schools and if successful, could be rolled out on a nationwide basis.

## Responsible supply chain

The provenance and origin of the food we purchase is a key consideration for us. To ensure that our suppliers comply with our exacting approach, we audit suppliers across our 'Top Ten' countries on their social, ethical and environmental standards as specified in our Vendor Assurance programme.

Our UK and US businesses have led the way with the introduction of sustainable fish and seafood sourcing initiatives. Our UK team took its sustainable fish purchasing commitment to the next level by becoming the first EU contract foodservice provider to gain Marine Stewardship Council certification in September 2008. Our US business continues with its sustainable sourcing commitment, originally launched in 2006, to protect threatened fish supply by

Business in the Community AWARDS 2008

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moving the Company's purchases away from threatened fish species and towards sustainably sourced supplies, in partnership with the Monterey Bay Aquarium.

In our UK business, Restaurant Associates was awarded a Good Egg Award from Compassion in World Farming for their move to cage-free only eggs.

In 2008, in conjunction with key UK clients, we participated in the Supply Chain Leadership Collaboration programme, a group of leading global companies seeking to measure carbon risks and liabilities through the supply chain. The results of this review will be used to refine our environmental strategy.

## Environment

A key driver towards our success is the degree of autonomy which is afforded to local management teams, allowing them to serve local markets in the most appropriate manner. To support their activities, we have developed an environmental policy supported by a minimum operating standard and a set of behaviours that are being introduced into all our operations.

In October 2007, we introduced a web-based reporting tool to track and report globally in a consistent manner on our $CO_2$ emissions within our 'Top Ten' countries, which forms the baseline data for our future reporting and target setting. This has been a challenging data collection exercise for us but we are committed to the programme and will continue to work with our country teams, energy and waste contractors to improve our performance and collect accurate data.

In the majority of our locations where we are not directly responsible for the procurement of utilities, equipment, fuel etc, we are working closely with our clients to consider how best to improve the environmental performance of our operations. Initiatives to support this activity include the launch of Environmental Handbooks for unit- and office-based employees and another for employees responsible for support services, featuring practical steps that employees can take to reduce their impact on the environment.

In the US, our specialist vending business has undertaken a number of environmental efficiencies concerning their fleet of commercial vehicles, including the introduction of alternative fuel vehicles such as hybrid and electric lorries.

In October 2008, our US team were delighted to be awarded joint winner of the Environmental Award in the 2008 Microsoft Vendor Programme Excellence Awards. We were recognised for our exceptional service including a Green Restaurant Association accreditation.

The 'Low Carbon Diet' is a ground-breaking programme created by our US business, Bon Appétit Management Company, to reduce greenhouse gas emissions from foodservice operations. Encompassing over 20 procurement initiatives to reduce greenhouse gas emissions in the highest impact areas of our Bon Appétit business by 25%, the 'Low Carbon Diet' programme also consists of an extensive marketing campaign to educate our employees and customers about how food contributes to climate change. We are the only foodservice company that has developed (and implemented) such a comprehensive programme about food and climate change.

## Compass in the community

We have a strong track record in community investment and were delighted to be awarded a Business in the Community Big Tick award in 2008, for our UK ESS team initiative for the rehabilitation of female prisoners, helping ex-offenders from HM Prison Drake Hall find work upon their release.

During 2008, our team in Canada has continued to support Kids Help Phone, a non-profit organisation providing a free, bilingual, confidential and anonymous phone/web counselling referral and information service for children and youth across Canada, 24 hours a day, 365 days a year. As official sponsors of Kids Help Phone, Compass Group Canada supports them with a corporate donation of C$125,000 as well as organising fund-raising events generating further donations of around C$300,000 in 2008. You can view more of our community projects online at www.compass-group.com/CR08.

### Donations

During the year to 30 September 2008 worldwide charitable donations were £1.5 million (2007: £1.2 million).

Through our Compass in the Community programme and the fund-raising efforts of our employees, we have donated a total of £2.2 million (2007: £1.3 million) in monetary resource and donations in kind.



# Refuel



# 12

days for supplies to travel up the Amazon River to the Porto Trombetas bauxite mine in Brazil, where we serve more than 8,500 meals a day as part of our food and support services contract

**Group revenue 2008**

**Defence, Offshore & Remote 10%**
(2007: 10%)

**We provide vital workplace support for people working in some of the most hostile and demanding terrains in the world, from oil and gas platforms in the North Sea to mines in South America, Africa and Australia to infrastructure development programmes in the UAE and Qatar.**

The services we provide support almost every aspect of daily community life in the large-scale accommodation centres which are 'home' to thousands of workers. As well as full round-the-clock foodservice, we manage everything from housekeeping, maintenance of the accommodation, laundry services and transport services through to organising the sports and recreational activities.

Our technical and logistical competence, commitment to health and safety and ability to effectively mobilise contracts have earned us an enviable reputation for providing fully integrated food and support services for global clients with workers around the world.

# Our Board



**1 Sir Roy Gardner** [1, 2] | Chairman Age 63
Appointed Chairman in July 2006 having been appointed to the Board as senior independent non-executive director in October 2005. He is a senior advisor to Credit Suisse, a non-executive director of Willis Group Holdings Limited and Mainstream Renewable Power Limited, President of the Energy Institute, Chairman of the Advisory Board of the Energy Futures Lab of Imperial College London, a member of the International Advisory Board of the IESE Business School at the University of Navarra, President of Carers UK, and Chairman of the Apprenticeship Ambassadors Network. He is a former Chief Executive of Centrica plc, Chairman of Manchester United plc, Finance Director of British Gas plc, Managing Director of GEC-Marconi Ltd and a Director of GEC plc and a former non-executive director of Laporte plc. He was also Chairman of the British Olympics Appeal Committee for the Beijing Games 2008. Sir Roy received his Knighthood in 2002 for services to the gas and electricity industries.

**2 Richard Cousins** [2, 3, 4, 11] | Group Chief Executive Age 49
Appointed Group Chief Executive in 2006. He is a non-executive director of HBOS plc. Richard was until December 2005 Chief Executive Officer of BPB plc, having held a number of positions with that company since joining it in 1990 and is a former non-executive director of P&O. His earlier career was with Cadbury Schweppes plc and BTR plc.

**3 Andrew Martin** [2, 4, 5, 11] | Group Finance Director Age 48
Appointed to the Board in March 2004. He was previously a partner with Arthur Andersen and held senior financial positions with Forte Plc and Granada Group PLC. Following the disposal of the Hotels Division in 2001, Andrew joined First Choice Holidays PLC as Finance Director. He is an Associate of the Institute of Chartered Accountants in England and Wales and an Associate of the Chartered Institute of Taxation.

**4 Gary Green** [4, 11] | Group Managing Director – USA, Canada and Mexico Age 51
Appointed to the Board in January 2007. Joined the Group in 1986 in a senior finance role in the UK and became a UK director in 1992. Gary relocated to the USA in 1994 as Chief Finance Officer of the Group's North American business and in 1999 became Chief Executive Officer. He is a chartered accountant and in 2001 received an honorary doctorate from Johnson & Wales University in the USA.

**5 Sir James Crosby** [3, 7] | Senior independent non-executive director Age 52
Appointed to the Board in February 2007. He is a non-executive director of ITV plc, Deputy Chairman of the Financial Services Authority and a trustee of Cancer Research (UK) and is a former Chief Executive of HBOS plc. He is a Fellow of the Faculty of Actuaries.

**6 Sven Kado** [6, 8] | Non-executive director Age 64
Appointed to the Board in April 2002. He is Chairman of Marsh & McLennan Holdings GmbH and was previously Chief Financial Officer of Nixdorf Computer AG, Chief Financial Officer of Dyckerhoff AG and senior advisor of Principal Finance Group/Nomura International.

**7 Steve Lucas** [2, 8, 9] | Non-executive director Age 54
Appointed to the Board in July 2004. He is Finance Director of National Grid plc having been previously Executive Director, Finance of Lattice Group plc. He is a chartered accountant and has held a number senior finance positions with Shell International Petroleum Company and British Gas. More recently he was Treasurer at BG Group.

**8 Susan Murray** [3, 10] | Non-executive director Age 51
Appointed to the Board in October 2007. She is non-executive Chairman of Farrow & Ball and a non-executive director of Enterprise Inns Plc, Wm Morrison Supermarkets PLC and Imperial Tobacco PLC. She is a former non-executive director of Aberdeen Asset Management PLC and SSL International PLC, a former Chief Executive of Littlewoods Stores Limited and former Worldwide President and Chief Executive of The Pierre Smirnoff Company, part of Diageo plc. Susan is a Fellow of the Royal Society of Arts and a council member of the Advertising Standards Authority.

**9 Tim Parker** [6, 8] | Non-executive director Age 53
Re-appointed to the Board in November 2008, having been a non-executive director of the Company from February 2007 to May 2008, when he was appointed as First Deputy Mayor of London, a position from which he recently retired. Tim is a former Chief Executive of the AA and was a non-executive director of Boots Group plc until its merger to become Alliance Boots plc.

**10 Sir Ian Robinson** [3, 6] | Non-executive director Age 66
Appointed to the Board in December 2006. He is Chairman of Ladbrokes plc (formerly Hilton Group plc) and a non-executive director of Siemens Holdings plc. He is a former Chairman of Amey plc, Chief Executive of Scottish Power plc and non-executive director of ASDA plc, RMC plc and Scottish & Newcastle plc. He is a Fellow of the Royal Academy of Engineers, a Fellow of the Institution of Chemical Engineers and a member of the Takeover Panel. Sir Ian received his Knighthood in 2000 for services to the electricity industry.

**Company Secretary**

**11 Mark White** [2, 5, 11, 12] | General Counsel and Company Secretary Age 48
A solicitor who joined Compass Group in June 2007. He is secretary to the Audit, General Business, Nomination and Remuneration Committees. Mark was previously Group Company Secretary and Counsel of Wolseley plc and Company Secretary of Enterprise Oil plc and Rotork plc.

1 Chairman of the Nomination Committee
2 Member of the Corporate Responsibility Committee
3 Member of the Nomination Committee
4 Member of the General Business Committee
5 Member of the Disclosure Committee
6 Member of the Audit Committee
7 Chairman of the Remuneration Committee
8 Member of the Remuneration Committee
9 Chairman of the Audit Committee
10 Chairman of the Corporate Responsibility Committee
11 Member of the Executive Committee
12 Trustee of the Compass Pension Scheme and the Compass Group Pension Plan

# Report



See this Report online at:
**www.compass-group.com/annualreport08**
The online Report has the facility to be able to create your own PDF downloads and to view and download the consolidated and Parent Company financial statements in Excel format

The directors submit their Annual Report and the audited consolidated accounts of the Company and its subsidiaries for the year ended 30 September 2008.

## Principal activities and business review

Compass Group PLC is a holding company, its subsidiaries are organised into four geographic areas and these are set out on pages 16 to 19. The principal activities of the Group are the provision of contract foodservice and support services to clients in some 55 countries around the world. Details of the development and performance of the Group's businesses during the year and an indication of likely future key performance indicators and information regarding principal risks and uncertainties are set out together with the information that fulfils the requirements of the business review on pages 1 to 29 and is incorporated into this Report by reference.

## Results and dividends

The Group's consolidated income statement, set out on page 57, shows an increase of 24.6% in Group operating profit from £529 million to £659 million. An analysis of revenue and operating profit is set out on pages 66 and 67 in note 1 to the consolidated financial statements. There have been no significant post balance sheet events.

The 2008 interim dividend of 4.0 pence per share (2007: 3.6 pence) was paid to shareholders on 4 August 2008. The directors recommend a final dividend of 8.0 pence per share (2007: 7.2 pence) making a total dividend for the year of 12.0 pence per ordinary share, an increase of 11% on the 10.8 pence paid in respect of last year. Payment of the recommended final dividend, if approved at the Annual General Meeting, will be made on 2 March 2009 to shareholders registered at the close of business on 30 January 2009. The shares will be quoted ex-dividend from 28 January 2009.

The Compass Group Employee Share Trust ('ESOP') and the Compass Group Employee Trust Number 2 ('CGET') were established on 13 January 1992 and 12 April 2001 respectively in connection with the Compass Group PLC share option plans. The Compass Group Long-Term Incentive Plan Trust ('LTIP') was established on 5 April 2001 in connection with the Compass Group Long-Term Incentive Plan. Details of all incentive plans are set out in the Remuneration Report on pages 48 to 54. Following purchases of ordinary shares in the capital of the Company made during the year, the trustees of the ESOP, CGET and LTIP hold 1,259,062, 17,209 and nil shares respectively. The average purchase price was 318.7 pence per share (excluding dealing costs). During the year, the trustees of each of the trusts waived their rights to receive dividends on any shares held by them. The amount of dividends waived in respect of the year ended 30 September 2008 was £51,863 (2007: £nil).

The Company's dividend reinvestment plan will continue to be available to eligible shareholders. Shareholders who do not currently participate in the plan and wish to do so can obtain an application form and explanatory booklet from the Company's Registrars, Capita Registrars (contact details for the Registrars are given on page 122) or from the Company's website at www.compass-group.com. The latest date for receipt of new applications to participate in respect of the 2008 final dividend is 6 February 2009.

## Future development

The Group's strategic focus continues to be on the organic development of its existing core businesses together with appropriate acquisitions.

## Share capital

### General

At the date of this Report, 1,844,101,494 ordinary shares of 10 pence each have been issued, are fully paid up and are quoted on the London Stock Exchange. In addition, the Company has entered into a level I American Depositary Receipt programme with the Bank of New York Mellon, under which the Company's shares are traded on the over-the-counter market in the form of American Depositary shares.

During the year ended 30 September 2008, options were exercised pursuant to the Company's share option schemes, resulting in the allotment of 21,950,879 new ordinary shares. A further 2,168,760 new ordinary shares have been allotted under these schemes since the end of the financial year to the date of this Report.

There are no restrictions on the transfer of ordinary shares in the capital of the Company other than certain restrictions which may from time to time be imposed by law, for example, insider trading law. In accordance with the Listing Rules of the Financial Services Authority, certain employees are required to seek the approval of the Company to deal in its shares.

The Company is not aware of any agreements between shareholders that may result in restrictions on the transfer of securities and/or voting rights.

The Company's Articles of Association may only be amended by special resolution at a general meeting of shareholders.

The Company is not aware of any significant agreements to which it is party that take effect, alter or terminate upon a change of control of the Company following a takeover.

More detailed information relating to the rights attaching to the Company's ordinary shares is set out on pages 24 and 25 of the Annual Report for the year ended 30 September 2007. The Annual Report is published in the Investor Relations section of the Company's website at www.compass-group.com and is available from the Company on request.

### Repurchase of shares

The Company commenced an on-market share buy-back programme following the disposal of Select Service Partner in June 2006. This programme was extended following the disposal of the Selecta vending business in July 2007 to repurchase a total of £1 billion of shares. This programme completed on 19 March 2008. On 14 May 2008, the Company announced that it would buy back a further £400 million of shares in order to maintain an efficient capital structure whilst at the same time retaining the flexibility to fund further infill acquisitions. During the year ended 30 September 2008 107,014,468 ordinary shares of 10 pence each of the Company (representing 5.55% of the ordinary shares in issue on 1 October 2007) were purchased and cancelled for a consideration of £348 million (including expenses).

Resolution 11 set out in the Notice of Meeting will be proposed as a Special Resolution to renew the directors' limited authority last granted in 2008 to repurchase ordinary shares in the market. The authority sets the minimum and maximum prices which may be paid and it will be limited to a maximum of 10% of the Company's issued ordinary share capital at the date of this Report. This authority will enable your directors to continue with the £400 million share buy-back programme announced on 14 May 2008. Furthermore, this authority will enable your directors to continue to respond promptly should circumstances arise in which they consider such a purchase would result in an increase in earnings per share and would be in the best interests of the Company.

Any purchases of ordinary shares will be by means of market purchases through the London Stock Exchange and any shares so purchased may be cancelled or may be placed into treasury in accordance with the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003. The Company currently holds no shares in treasury but the Regulations allow shares repurchased by the Company to be held as treasury shares that may be subsequently cancelled, sold for cash or used for the purpose of employee share schemes. The directors consider it desirable for these general authorisations to be available to provide flexibility in the management of the Company's capital resources.

**Issue of shares**

The directors propose Resolution 9 set out in the Notice of Meeting to renew the authority granted to them at the Annual General Meeting held in 2008 to allot equity shares up to an aggregate nominal value of £61,400,000 (representing approximately one-third of the ordinary shares issued at the date of this Report) (the 'section 80 authority'). If approved at the forthcoming Annual General Meeting, the authority will expire no later than 15 months from the date on which the resolution is passed, or at the conclusion of the Annual General Meeting to be held in 2010, whichever is the sooner.

The limited power granted to the directors at last year's Annual General Meeting to allot equity shares for cash other than pro rata to existing shareholders expires no later than 7 May 2009. Subject to the terms of the section 80 authority, your directors recommend that this authority should be renewed. Resolution 10 set out in the Notice of Meeting will be proposed as a Special Resolution to give your directors the ability (until the Annual General Meeting to be held in 2010) to issue ordinary shares for cash, other than pro rata to existing shareholders, in connection with a rights issue or up to a limit of 5% of the ordinary share capital issued at the date of this Report. In addition, and in line with best practice, the Company has not issued more than 7.5% of its issued share capital on a non pro rated basis over the last three years. Your directors have no present intention to issue ordinary shares, other than pursuant to the Company's employee share schemes. The directors recommend that shareholders vote in favour of Resolutions 9 and 10 to maintain the Company's flexibility in relation to future share issues, including any issues to finance business opportunities should appropriate circumstances arise.

Details of cancellations of existing shares and issues of new shares are set out in note 24 to the consolidated financial statements on pages 100 and 101, which also contain details of options granted over unissued capital.

## Major shareholdings

The following major shareholdings have been notified to the Company as at the date of this Report.

| | % of issued capital |
|---|---|
| Legal & General Group Plc | 5.99 |
| BlackRock, Inc | 5.09 |
| Harris Associates L.P. | 3.01 |

## Directors

Brief particulars of the directors in office at the date of this Report are listed on page 38 and further details of the Board composition are disclosed in the Corporate Governance report. Susan Murray was appointed as a non-executive director on 11 October 2007 and Tim Parker, who retired from the Board on 23 May 2008, was re-appointed as a non-executive director on 1 November 2008 and he will stand for election at the Annual General Meeting. The directors standing for re-election at the Annual General Meeting are Richard Cousins and Andrew Martin. Each director, being eligible, offers himself for election or re-election and each, following a performance evaluation during the year (save for Tim Parker), continues to be effective and demonstrates commitment to his respective role. It is the view of the Board that each of the non-executive directors brings considerable management experience and independent perspective to the Board's discussions and they are considered to be independent of management and free from any relationship or circumstance that could affect, or appear to affect, the exercise of their independent judgement. Sven Kado will not seek re-election and he will retire from the Board at the conclusion of the Annual General Meeting. Peter Blackburn retired from the Board on 31 October 2007.

## Directors' interests in shares

The directors in office on 30 September 2008 had the following interests in the ordinary shares of the Company.

| | 30 September 2008 | 1 October 2007 (or on appointment) |
|---|---|---|
| Richard Cousins | 300,000 | 200,000 |
| Sir James Crosby | 34,000 | 34,000 |
| Sir Roy Gardner | 200,000 | 175,000 |
| Gary Green | 630,457 | 624,270 |
| Sven Kado | 33,000 | 33,000 |
| Steve Lucas | 1,000 | 1,000 |
| Andrew Martin | 158,559 | 158,559 |
| Susan Murray[1] | 2,500 | – |
| Sir Ian Robinson | 6,289 | 6,289 |

1 Susan Murray was appointed as a director on 11 October 2007.

There were no changes to the shareholdings of those directors in office on 30 September 2008 between 1 October 2008 and 26 November 2008.

## Half-yearly reporting

With effect from 20 January 2007, the Listing Rules and the Disclosure and Transparency Rules were amended and updated by the Financial Services Authority to implement a new reporting regime set out in the EU Transparency Directive. One of the changes brought about by the Transparency Directive was to remove the requirement for companies to either send out half-yearly reports to all shareholders or to advertise the content in a national newspaper.

The Company intends to take advantage of the new reporting regime and will no longer publish half-yearly reports for individual circulation to shareholders. Information that would normally be included in a half-yearly report will, from 2009, be made available on the Company's website at www.compass-group.com.

## Compliance with the Combined Code

The Board is committed to the highest standards of corporate governance set out in the Combined Code on corporate governance published by the Financial Reporting Council in June 2006 (the 'Code'). The Board is accountable to the Company's shareholders for good governance and this Report describes how the Board applied the main principles of good governance set out in the Code during the year under review.

## The Board

As at 30 September 2008, the Board of directors was made up of nine members. This increased to ten members as at the date of this Report, comprising the Chairman, three executive directors and six non-executive directors. Susan Murray was appointed as a non-executive director on 11 October 2007. Tim Parker retired from the Board on 23 May 2008 and was re-appointed as a non-executive director on 1 November 2008. Peter Blackburn retired from the Board on 31 October 2007. The non-executive directors are considered by the Board to be independent of management and free of any relationship which could materially interfere with the exercise of their independent judgement. The Board considers that each of the non-executive directors brings his own senior level of experience, gained in his own field mainly in international operations.

Biographical details of the directors currently in office are shown on page 38. The Company's policy relating to the terms of appointment and the remuneration of both executive and non-executive directors is detailed in the Directors' Remuneration report on pages 48 to 54.

The Board meets regularly during the year as well as on an ad hoc basis, as required by business need. The Board manages the business of the Company and may, subject to the Articles of Association and applicable legislation, borrow money, guarantee, indemnify, mortgage or charge the business, property, assets (present and future) and issue debentures and other securities and give security, whether outright or as a collateral security, for any debt, liability or obligation of the Company or of any third party. The Board has a formal schedule of matters reserved for its decision, although its primary role is to provide entrepreneurial leadership and to review the overall strategic development of the Group as a whole. In addition, the Board sets the Group's values and standards and ensures that it acts ethically and that its obligations to its shareholders are understood and met. The Board may delegate any of its powers to any committee consisting of one or more directors. The Company has delegated day-to-day operational decisions to the Executive Committee referred to on page 44. The Board met eight times during the year and director attendance for each meeting is shown in the table on page 45. The Board has established a procedure for directors, if deemed necessary, to take independent professional advice at the Company's expense in the furtherance of their duties. This is in addition to the access that every director has to the General Counsel and Company Secretary, who is charged with ensuring that Board procedures are followed and that good corporate governance and compliance is implemented within the Group. Together with the Group Chief Executive and the General Counsel and Company Secretary, the Chairman ensures that the Board is kept properly informed and is consulted on all issues reserved to it. Board papers and other information are distributed at times to allow directors to be properly briefed in advance of meetings. In accordance with the Company's Articles of Association, directors have been granted an indemnity issued by the Company to the extent permitted by law in respect of liabilities incurred as a result of their office. The indemnity would not provide any coverage to the extent that a director is proved to have acted fraudulently or dishonestly. The Company has also arranged appropriate insurance cover in respect of legal action against its directors and officers. The roles of Chairman and Group Chief Executive are separate and clearly defined with the division of responsibilities set out in writing and agreed by the Board.

The Chairman has addressed the developmental needs of the Board as a whole, with a view to developing its effectiveness as a team and assists in the development of individual skills, knowledge and expertise. During the year, the Board conducted a detailed evaluation of its own performance and that of the Audit, Nomination and Remuneration Committees by means of a written questionnaire. The evaluation focused on several areas, including Board structure, functionality, objectives, meetings (and their content), administration, risk management, access to management and governance. The results of the evaluation were considered and discussed by the Board and will be used to assess effectiveness in the future.

Performance evaluations, including the skills brought to the Board and the contributions each director made to it, were carried out for each director. Executive directors' performance has been assessed by the Chairman and the Group Chief Executive. The Group Chief Executive's performance was evaluated by the Chairman and the non-executive directors. The senior independent non-executive director led the review of the Chairman's performance in consultation with the executive and non-executive directors. The non-executive directors' performance was considered by the Chairman and by the Group Chief Executive, as well as by the Board as a whole, which reviewed the results of the questionnaires referred to above.

Meetings between the non-executive directors, both with and without the presence of the Group Chief Executive, are scheduled in the Board's annual programme. The Board has also arranged to hold at least two Board meetings each year at Group business locations to help all Board members gain a deeper understanding of the business. This also provides senior managers from across the Group the opportunity to present to the Board as well as to meet the directors on more informal occasions.

As part of their ongoing development, the executive directors are encouraged to seek an external non-executive role on a non-competitor board, for which they may retain the remuneration in respect of the appointment. In order to avoid any conflict of interest, all appointments are subject to the Board's approval and the Board monitors the extent of directors' other interests to ensure that the effectiveness of the Board is not compromised.

With effect from 1 October 2008 a director has a duty under the Companies Act 2006 (the 'CA 2006') to avoid a situation in which he has or can have a direct or indirect interest that conflicts or possibly may conflict with the interests of the Company. This duty is in addition to the existing duty that a director owes to the Company to disclose to the Board any transaction or arrangement under consideration by the Company. The CA 2006 allows directors of public companies to authorise conflicts and potential conflicts where the Articles of Association contain a provision to that effect. Shareholders approved amendments to the Company's Articles of Association at the Annual General Meeting held on 8 February 2008 which included provisions giving the directors authority to approve such situations and to include other provisions to allow conflicts of interest to be dealt with in a similar way to the position that existed before 1 October 2008. The Board has a procedure when deciding whether to authorise a conflict or potential conflict of interest. Firstly, only independent directors (i.e. those that have no interest in the matter under consideration) will be able to take the relevant decision. Secondly, in taking the decision the directors must act in a way they consider, in good faith, will be most likely to promote the Company's success. In addition, the directors will be able to impose limits or conditions when giving authorisation if they think this is appropriate.

Succession planning is a matter for the whole Board rather than for a committee. The Company's Articles of Association provide that one-third of the directors retire by rotation each year and that each director will seek re-election at the Annual General Meeting every three years. Additionally, new directors may be appointed by the Board but are subject to election by shareholders at the first opportunity after their appointment. The Articles of Association limit the number of directors to not less than two and not more than 20 save where shareholders decide otherwise. It is Board policy that non-executive directors are appointed normally for an initial term of three years which is then reviewed and extended for a further three year period. It is also Board policy that non-executive directors should not generally serve on the Board for more than nine years. Following their appointment, formal comprehensive and tailored induction is offered to all non-executive directors, supplemented by visits to key locations within the Group and meetings with members of the Executive Committee and other key senior executives. With the exception of Tim Parker, all of the directors being proposed for election or re-election at the Annual General Meeting have been subject to a performance evaluation during the year ended 30 September 2008 and the Board is content that each has continued to be effective and has demonstrated his commitment to his respective role.

Although the non-executive directors are not asked to meet the shareholders of the Company, their attendance at presentations of the annual and interim results is encouraged. The Chairman ensures that the Board maintains an appropriate dialogue with shareholders. Sir James Crosby is the Company's senior independent non-executive director.

The formal terms of reference for the main Board committees, approved by the Board and complying with the Code, to assist in the discharge of its duties, are available from the General Counsel and Company Secretary and can also be found on the Company's website at www.compass-group.com. Membership of the various committees is shown on pages 43 and 44. The General Counsel and Company Secretary acts as secretary to all Board committees.

## Audit Committee

The Audit Committee comprises Steve Lucas (Chairman), Sven Kado, Tim Parker (to 23 May 2008 and from 1 November 2008) and Sir Ian Robinson. The committee's membership is reviewed by the Nomination Committee and as part of the annual Board performance evaluation. Members of the committee are appointed by the Board following recommendations by the Nomination Committee.

Each member of the committee brings relevant financial experience from senior executive levels. The expertise and experience of the members of the committee are summarised on page 38. The Board considers that each member of the committee is independent within the definition set out in the Code. Steve Lucas is considered by the Board to have significant, recent and relevant financial experience, as he is currently Finance Director of National Grid plc.

All members of the committee receive appropriate induction, which is in addition to the induction which all new directors receive and includes an overview of the business, its financial dynamics and risks. Audit Committee members are expected to have an understanding of the principles of, and developments in, financial reporting, including the applicable accounting standards and statements of recommended practice, key aspects of the Company's policies, financing, internal control mechanisms, and matters that require the use of judgement in the presentation of accounts and key figures as well as the role of internal and external auditors. Members of the committee undertake ongoing training as required.

The committee meets regularly throughout the year and its agenda is linked to events in the Company's financial calendar. Each member of the committee may require reports on matters of interest in addition to the regular items. Members' attendance at the meetings held during the year is set out in the table on page 45.

The committee invites Sir Roy Gardner, the Group Chief Executive, the Group Finance Director, the Group Financial Controller and the Director of Internal Audit together with senior representatives of the external auditors to attend each meeting although it reserves part of each meeting for discussions without invitees being present. Other senior management are invited to present such reports as are required for the committee to discharge its duties.

The Chairman of the Audit Committee attends the Annual General Meeting to respond to any shareholder questions that might be raised on the committee's activities. The remuneration of the members of the committee is set out on page 50 and the policy with regard to the remuneration of the non-executive directors is set out on page 54.

The committee assists the Board to fulfil its responsibilities related to external financial reporting and associated announcements. During the year, the committee reviewed: the interim and annual financial statements; the interim and annual results announcements made to the London Stock Exchange; significant accounting issues including the consideration of any goodwill impairment assessments; operation of the whistle-blowing policy; litigation and contingent liabilities and tax matters, including compliance with statutory tax reporting obligations.

The committee is also responsible for the development, implementation and monitoring of the Company's policy on external audit. The committee reserves oversight responsibility for monitoring the auditors' independence, objectivity and compliance with ethical, professional and regulatory requirements. The committee recommends the appointment, re-appointment and removal of the Company's external auditors. The committee also reviews the terms, areas of responsibility and scope of the audit as set out in the external auditors' engagement letter; the overall work plan for the forthcoming year, together with the associated fee proposal and cost-effectiveness of the audit; any major issues which arise during the course of the audit and their resolution; key accounting and audit judgements; the level of errors identified during the audit; the recommendations made to management by the auditors and management's response; and the auditors' overall performance. The committee also ensures that key partners within the external auditors are rotated from time to time in accordance with applicable UK rules. The committee also monitors the extent of non-audit work which the external auditors can perform. Deloitte & Touche LLP, in its capacity as the Company's external auditors, undertakes work that it is obliged or, in the view of the committee, is best placed to perform. Such work includes tax-related services, formalities relating to financing facilities, shareholder circulars, regulatory matters and work in respect of acquisitions, mergers and disposals. Nevertheless, to provide safeguards against the objectivity and independence of the external auditors being compromised, the committee has agreed, that unless there is no other competent and available provider, the external auditors should be excluded from providing the Company with general consultancy and all other non-audit and non-tax-related services.

Within the constraints of applicable UK rules, the external auditors undertake some due diligence reviews and provide assistance on tax matters given their in-depth knowledge of the Group's business although assistance on tax matters is also obtained from other firms. The provision of non-audit services within such constraints and the agreed policy is assessed on a case-by-case basis so that the best-placed advisor is retained. During the year, the committee reviewed the effectiveness of the external auditors and considered whether the agreed plan had been fulfilled and the reasons for any variation from the plan. The committee also considered the external auditors' robustness and the degree to which the external auditors were able to assess key accounting and audit judgements and the content of the management letter.

The total fees paid to Deloitte & Touche LLP in the year ended 30 September 2008 were £5.3 million (2007: £5.1 million) of which £2.1 million (2007: £2.1 million) related to non-audit work. Further disclosure of the non-audit fees paid during the year ended 30 September 2008 can be found in note 2 to the consolidated financial statements on page 71.

The committee also reviews the effectiveness of the Group's internal audit function and its relationship with the external auditors, including internal audit resources, plans and performance as well as the degree to which the function is free of management restrictions. Throughout the year, the committee reviewed the internal audit function's plans and its achievements against plans. The committee considered the results of the audits undertaken by the internal audit function and considered the adequacy of management's response to matters raised, including the time taken to resolve any such matters.

The committee also reviews, where practicable, all proposed announcements to be made by the Company to the extent that they contain material financial information. The committee monitors and reviews the effectiveness of the Group's internal control systems, accounting policies and practices and compliance controls as well as the Company's statements on internal control before they are agreed by the Board for each year's Annual Report. The Board retains overall responsibility for internal control and the identification and management of business risk.

The Company's whistle-blowing or 'Speak Up' policy (which is an extension of the Code of Ethics) sets out arrangements for the receipt, in confidence, of complaints on accounting, risk issues, internal controls, auditing issues and related matters which would, as appropriate, be reported to the committee. A copy of the Code of Ethics is available on the Company's website at www.compass-group.com. The committee also receives regular updates on bribery and fraud trends and activity at least twice each year with individual updates being given to the committee, as needed, in more serious cases of alleged bribery, fraud or related activities. The Group's anti fraud policies are a subset of the Code of Ethics which does not tolerate any activity involving fraud, dishonesty or deception. These policies, for which the committee retains overall responsibility, will set out how allegations of fraud or bribery are dealt with, such as by the local HR or finance team and the frequency of local reporting which feed into the regular updates which are presented to the committee. Reporting of these matters to the committee is managed and overseen by internal audit. The 'Speak Up' policy operates when the complaint is received through the whistle-blowing channel and that policy will redirect the alleged fraud or bribery for investigation by the most appropriately placed person, who may, on occasion, for example, be the committee itself or a member of a local HR team.

Each year the committee reviews critically its own performance and considers where improvements can be made.

## Nomination Committee

The Nomination Committee meets on an as needed basis and at the date of this Report is comprised of Sir Roy Gardner (Chairman), Sir James Crosby, Richard Cousins, Susan Murray and Sir Ian Robinson. The committee reviews the structure, size and composition of the Board and its committees and makes recommendations with regard to any changes that are considered necessary, both in the identification and nomination of new directors and appointment of members to the Board committees, and the continuation of existing directors in office to ensure that there is a balanced Board in terms of skills, knowledge and experience. The committee retains external search consultants as appropriate and reviews the leadership needs of the Group to enable it to compete effectively in the marketplace. The committee also advises the Board on succession planning for executive board appointments although the Board itself is responsible for succession generally. The committee met twice during the year and director attendance for such meetings is shown in the table on page 45.

## Remuneration Committee

The Remuneration Committee comprises Sir James Crosby (Chairman), Steve Lucas, Sven Kado and Tim Parker (to 23 May 2008 and from 1 November 2008), all of whom are independent within the definition set out in the Code. The committee met four times during the year and director attendance for each meeting is shown in the table on page 45. The committee is responsible for making recommendations on remuneration to the Board. The Director's Remuneration report is set out on pages 48 to 54.

The Chairman of the Remuneration Committee attends the Annual General Meeting to respond to any shareholder questions that might be raised on the committee's activities.

## General Business Committee

The General Business Committee comprises all the executive directors and meets as required to conduct the Company's business within the clearly defined limits delegated by the Board and subject to those matters reserved to the Board.

## Corporate Responsibility Committee

The Corporate Responsibility Committee comprises Susan Murray (Chairman from 1 November 2008), Sir Roy Gardner (Chairman until 31 October 2008), Richard Cousins, Andrew Martin, Steve Lucas, Mark White and Jane Kingston, the Group Human Resources Director. The committee's primary responsibilities include: health, safety and environment practices, business conduct, the promotion of employee engagement and diversity and community investment.

## Disclosure Committee

The Disclosure Committee comprises Andrew Martin, Mark White, the Group Financial Controller and the Director of Corporate Strategy, Media and Investor Relations. The committee meets as required to deal with all matters relating to public announcements of the Company and the Company's obligations under the Listing Rules and Disclosure Rules of the UK Listing Authority.

## Executive Committee

The Executive Committee comprises the executive directors of the Company, the General Counsel and Company Secretary, the Group Human Resources Director and the Group Managing Directors. The committee normally meets monthly and it is responsible for implementing Group policy, day-to-day management, monitoring business performance and reporting on these areas to the Board.

## Meetings attendance

The following table shows the attendance of directors in office at 30 September 2008 at meetings of the Board, Audit, Remuneration and Nomination Committees during the year:

| | Board meetings | | Audit Committee meetings | | Remuneration Committee meetings | | Nomination Committee meetings | |
|---|---|---|---|---|---|---|---|---|
| | Attended | Eligible to attend | Attended | Eligible to attend | Attended | Eligible to attend | Attended | Eligible to attend |
| Richard Cousins | 8 | 8 | – | – | – | – | – | – |
| Sir James Crosby | 7 | 8 | – | – | 4 | 4 | 2 | 2 |
| Sir Roy Gardner | 8 | 8 | – | – | – | – | 2 | 2 |
| Gary Green | 8 | 8 | – | – | – | – | – | – |
| Sven Kado | 8 | 8 | 4 | 4 | 4 | 4 | – | – |
| Steve Lucas | 7 | 8 | 4 | 4 | 4 | 4 | – | – |
| Andrew Martin | 8 | 8 | – | – | – | – | – | – |
| Susan Murray[1] | 7 | 8 | – | – | – | – | – | – |
| Sir Ian Robinson | 8 | 8 | 4 | 4 | – | – | 2 | 2 |

This table shows only those meetings which each director attended as a member rather than as an invitee.
1 Susan Murray was appointed as a director on 11 October 2007.

## Internal audit

The internal audit function is involved in the assessment of the quality of risk management and internal control and helps to promote and further develop effective risk management within the businesses. Certain internal audit assignments (such as those requiring specialist expertise) continue to be outsourced by the Director of Internal Audit to KPMG LLP as required. A policy has been established regarding the recruitment of staff from Deloitte & Touche LLP. The Audit Committee reviews internal audit reports and considers the effectiveness of the function.

## Internal control

In a highly decentralised Group, where local management has considerable autonomy to run and develop their businesses, a well-designed system of internal control is necessary to safeguard shareholders' investments and the Company's assets. The directors acknowledge that they have overall responsibility for the Group's systems of internal control and for reviewing the effectiveness of those controls. In accordance with the guidance set out in the Turnbull Report, 'Internal Control: Guidance for Directors on the Combined Code', an ongoing process had been established for identifying, managing and evaluating the risks faced by the Group. This process has been in place for the full financial year and up to the date on which the financial statements were approved.

The systems are designed to manage rather than eliminate the risk of failure to achieve the Group's objectives, safeguard the Group's assets against material loss, fairly report the Group's performance and position and to ensure compliance with relevant legislation, regulation and best practice including that related to social, environmental and ethical matters. The systems provide reasonable, not absolute, assurance against material misstatement or loss. Such systems are reviewed by the Board to deal with changing circumstances.

A summary of the key financial risks inherent in the Group's business is given on pages 22 to 29. Risk assessment and evaluation is an integral part of the annual planning cycle. Each business documents the strategic objectives and the effectiveness of the Group's systems of internal control. As part of the review, each significant business and function has been required to identify and document each significant risk, together with the mitigating actions implemented to manage, monitor and report to the management on the effectiveness of these controls. Senior managers are also required to sign biannual confirmations of compliance with key procedures and to report any breakdowns in, or exceptions to, these procedures. Summarised results have been presented to senior management (including to the Executive Committee) and to the Board. These processes have been in place throughout the financial year ended 30 September 2008 and have continued to the date of this Report. The Board has reviewed the effectiveness of the Group's system of internal control for the year under review and a summary of the principal control structures and processes in place across the Group is set out below.

## Control environment

Whilst the Board has overall responsibility for the Group's system of internal control and for reviewing its effectiveness, it has delegated responsibility for the operation of the internal control and risk management programme to the Executive Committee. The detailed review of internal control has been delegated to the Audit Committee. The management of each business is responsible for internal control and risk management within its own business and for ensuring compliance with the Group's policies and procedures. Each business has appointed a risk champion whose primary role in such capacity is to ensure compliance by local management with the Group's risk management and internal control programme. The internal and the external auditors have reviewed the overall approach adopted by the Group towards its risk management activities so as to reinforce these internal control requirements.

## Control procedures

The Board reviews its strategic plans and objectives on an annual basis and approves Group company budgets and strategies in light of these. Control is exercised at Group and business level through the Group's Management and Performance ('MAP') process and monthly monitoring of performance by comparison with budgets, forecasts and cash targets and by regular visits to Group businesses by the Group Chief Executive and the Group Finance Director. Group businesses approve and submit risk reports for the Board on a biannual basis, summarising the key risks facing their businesses and the controls in place to manage those risks. These reports, together with reports on internal control and departures, if any, from established Group procedures prepared by the internal and external auditors, are reviewed by the Group Finance Director and the Board. The Group companies also submit biannual risk and internal control assurance letters to the Group Finance Director on internal control and risk management issues, with comments on the control environment within their operations. The Group Finance Director summarises these submissions for the Audit Committee and the Chairman of the Audit Committee reports to the Board on any matters that have arisen from the committee's review of the way in which risk management and internal control processes have been applied.

The Board has formal procedures in place for approval of investment and acquisition projects, with designated levels of authority, supported by post investment review processes for selected acquisitions and major capital expenditure. The Board considers social, environmental and ethical matters in relation to the Group's business and assesses these when reviewing the risks faced by the Group. The Board is conscious of the effect such matters may have on the short- and long-term value of the Company. The external auditors of the Company and the Director of Internal Audit attend Audit Committee meetings and receive its papers. The report of the Audit Committee is set out on pages 43 and 44 and the Audit Committee members meet regularly with the Director of Internal Audit and the external auditors without the presence of executive management.

There were no changes to the Company's internal control over financial reporting that occurred during the year ended 30 September 2008 that have affected materially, or are reasonably likely to affect materially, the Company's internal control over financial reporting.

## Compliance statement

The Company applied all of the principles set out in section 1 of the Code for the period under review and has throughout the year complied with the detailed provisions set out therein.

The Company's auditors, Deloitte & Touche LLP, are required to review whether the above statement reflects the Company's compliance with the nine provisions of the Code specified for its review by the Listing Rules of the UK Listing Authority and to report if it does not reflect such compliance. No such report has been made.

## Communications with shareholders

The Company places considerable importance on communication with its shareholders, including its employee shareholders. The Group Chief Executive and the Group Finance Director are closely involved in investor relations and a senior executive has day-to-day responsibility for such matters. The views of the Company's major shareholders are reported to the Board by the Group Chief Executive and the Group Finance Director as well as by Sir Roy Gardner (who remains in contact with the ten largest shareholders) and discussed at its meetings. The Annual Report and Accounts are available to all shareholders either in paper form or electronically and can be accessed via the Company's website at www.compass-group.com.

There is regular dialogue with institutional shareholders and this has been extended to include private shareholders through the Annual General Meeting and meetings with the United Kingdom Shareholders Association. Contact with institutional shareholders (and with financial analysts, brokers and the media) is controlled by written guidelines to ensure the protection of share price sensitive information that has not already been made generally available to the Company's shareholders. Contact is also maintained, when appropriate, with shareholders to discuss overall remuneration plans and policies. The Group's preliminary and interim results, as well as all announcements issued to the London Stock Exchange, are published on the Company's website at www.compass-group.com. The Company issues regular trading updates and interim management statements to the market and these, together with copies of presentations and interviews with the Group Chief Executive and Group Finance Director, are and will be posted on the Company's website. The Notice of Annual General Meeting is circulated to all shareholders at least 20 working days before such meeting and it is Company policy not to combine resolutions to be proposed at general meetings. All shareholders are invited to the Company's Annual General Meeting at which they have the opportunity to put questions to the Board and it is standard practice to have the Chairmen of the Audit, Nomination and Remuneration Committees available to answer questions. The proxy votes for and against each resolution, as well as abstentions (which may be recorded on the proxy form accompanying the Notice of Meeting), are counted before the Annual General Meeting and the results will be made available at the meeting after shareholders have voted on each resolution on a show of hands. The results are also announced to the London Stock Exchange and are published on the Company's website shortly after the meeting.

## Donations

The Company's Corporate Responsibility report is set out on pages 30 to 35. The Group's charitable donations in 2008 totalled £1.5 million (2007: £1.2 million).

At each Annual General Meeting held since 2004, shareholders have passed a resolution, on a precautionary basis, to approve donations to EU political organisations and to incur EU political expenditure (as such terms were defined under the then relevant legislation) not exceeding £125,000 per annum. The Board has consistently confirmed that it operates a policy of not giving any cash contribution to any political party in the ordinary meaning of those words and that it has no intention of changing that policy. The directors, however, propose to seek renewed authority for the Group to make political donations and incur political expenditure (as such terms are defined in sections 362 to 365 of CA 2006) of not more than £125,000 in total until the Company's next Annual General Meeting, which they might otherwise be prohibited from making or incurring under the terms of CA 2006 and which would not amount to 'donations' in the ordinary sense of the word. The authority sought by Resolution 12 in the Notice of Meeting will last until the Company's next Annual General Meeting.

## Awards under employee share schemes

In March 2008 options were granted under the Compass Group Management Share Option Plan over 4,670,990 ordinary shares (March 2007: 4,198,525) to senior employees of the Group at an option price of 321.50 pence per share. In September 2008 further options were granted under the Compass Group Management Share Option Plan over 207,309 ordinary shares (September 2007: 265,354) to senior employees of the Group at an option price of 331.25 pence per share. The Company also operates the Compass Group Share Option Plan for senior employees and there are rules in place for all-employee share plans in the UK and overseas. No grants were made under any of these plans during the year ended 30 September 2008 (2007: nil). Further details regarding the plans, including the total number of options outstanding, are set out in notes 24 and 26 to the consolidated financial statements on pages 100 to 101 and pages 103 to 107. Details of awards made to directors of the Company under the LTIP are set out on page 51. The Plan is described in more detail in the Directors' Remuneration report on pages 50 and 51 which shows the total number of LTIP awards outstanding as at 30 September 2008.

## Employee policies and involvement

The Group places particular importance on the involvement of its employees, keeping them regularly informed through informal bulletins and other in-house publications, meetings and the Company's internal websites, on matters affecting them as employees and on the issues affecting their performance. Those Compass businesses in the European Economic Area which have domestic information and consultation processes in place, such as works councils, are able to select representatives to participate in the Compass European Council, which has been in operation since 1996 and provides a forum for exchanging information and engaging in consultation on the Group's performance and plans, and relevant transnational issues. At the date of this Report there are 18 employee representatives on the Compass European Council from ten countries.

Permanent UK employees are usually invited to join either the Company's defined contribution scheme ('CRISP') or the Company's stakeholder pension arrangement. However, those UK employees who transfer from the public sector under the Transfer of Undertakings (Protection of Employment) Regulations 2006 will be eligible to join the Compass Group Pension Plan (the 'Plan'), a defined benefit arrangement which is otherwise closed to new entrants. CRISP has a corporate trustee. The Chairman, Tony Allen, is independent. The other six trustee directors are UK-based employees of the Group, three of whom have been nominated by CRISP members. The Plan has a corporate trustee and two independent directors, including the Chairman, Peter Morriss. There are a further eight trustee directors and they are UK-based employees or former employees of the Group, four of whom have been nominated by Plan members. The other main UK pension arrangement, the Compass Pension Scheme (the 'Scheme') is a closed defined benefit scheme. As with the Plan and CRISP, the Scheme has a corporate trustee. The Chairman, David Bishop, is independent. The remaining seven trustee directors are UK-based employees or former employees of the Group, three of whom have been nominated by Scheme members. Permanent employees outside of the UK are usually offered membership of local pension arrangements if and where they exist or limited global arrangements where it is appropriate to have company sponsored arrangements.

Employees are offered a range of benefits depending on the local environment, such as private medical cover. Priority is given to the training of employees and the development of their skills is of prime importance. Employment of disabled people is considered on merit with regard only to the ability of any applicant to carry out the function required. Arrangements to enable disabled people to carry out the function required will be made if it is reasonable to do so. An employee becoming disabled would, where appropriate, be offered retraining. The Group continues to operate on a highly decentralised basis. This provides the maximum encouragement for the development of entrepreneurial flair, balanced by a rigorous control framework exercised by a small head office team. Local management is responsible for maintaining high standards of health and safety and for ensuring that there is appropriate employee involvement in decision making.

## Creditor payment policy

All Group companies are responsible for establishing terms and conditions with their suppliers and it is Group policy that payments are made within such agreed terms and conditions. The amount of trade creditors for the Group as at 30 September 2008 was equivalent to 53 days (2007: 49 days for the continuing business on a comparable basis) of trade purchases.

## Shareholder services

The Share Portal is a service offered by our Registrars, Capita Registrars, which allows shareholders online access to a range of shareholder information. The Share Portal provides access to details of shareholdings in the Company and practical help on transferring shares and updating personal details. It enables shareholders to receive shareholder communications electronically, rather than by post and it also enables shareholders to appoint proxies to attend and vote at general meetings of the Company. To register, shareholders simply need to log on at www.capitashareportal.com and follow the instructions to register. Shareholders registering for the Share Portal will need to have their investor code to hand which is shown on share certificates and on the form of proxy sent with this Report.

The Company's ordinary shares can be traded through most banks, building societies, brokers or 'share shops' in the UK and, in addition, Capita Registrars provides a share dealing service (maximum deal size £25,000) which is available to shareholders who live in the UK. This is a simple and convenient way to buy and sell shares over the telephone and on the Internet without the need to pre-register and complete application forms. To use this service either log on at www.capitadeal.com or call Freephone 0800 280 2545 (Monday to Friday between 8.00 a.m. and 4.30 p.m.).

Further general shareholder information is set out on pages 122 and 123 or on the Company's website at www.compass-group.com.

## CREST

The Company's ordinary shares and Sterling Eurobonds are in CREST, the settlement system for stocks and shares.

## Auditors

Deloitte & Touche LLP (from 1 December 2008 Deloitte LLP) are willing to continue as auditors of the Company and Resolution 7 in the Notice of Meeting concerning its re-appointment and Resolution 8 in the Notice of Meeting concerning the determination of their remuneration will be proposed at the Annual General Meeting. The directors confirm that, so far as they are each aware, there is no relevant audit information of which Deloitte & Touche LLP are unaware and each director has taken all the steps that ought to have been taken as a director to be aware of any relevant audit information and to establish that Deloitte & Touche LLP are aware of that information.

## Annual General Meeting

The Notice of Meeting setting out the resolutions to be proposed at the Annual General Meeting to be held on 5 February 2009, together with explanatory notes, is set out on pages 124 to 128 of this Annual Report and is also available on the Company's website at www.compass-group.com.

On behalf of the Board

**Mark J White**
General Counsel and Company Secretary
26 November 2008

The Board presents its remuneration report, which has been prepared on the recommendation of the Remuneration Committee ('the committee') and in accordance with the requirements of the Companies Acts 1985 and 2006. Shareholders will be invited to approve the report at the Annual General Meeting on 5 February 2009. The report covers the following matters:

- executive remuneration policy for the year ended 30 September 2008 and the intended policy for the year ending 30 September 2009; and
- directors' remuneration, incentive plan participation and pension provision.

With the exception of the annual performance-related award, service agreement details, the second shareholder return graph on page 52, disclosure of remuneration to other senior executives and external directorships, the information set out on pages 48 to 54 of this Report represents the auditable disclosures referred to in the auditors' report on page 56 as specified by the UK Listing Authority and under Regulation 11 of and Schedule 8 to the Large and Medium Sized Companies and Groups (Accounts and Reports) Regulations 2008.

## Role of the committee

The Board sets the Company's remuneration policy and the committee is responsible, within the authority delegated by the Board, for determining specific remuneration packages and the terms and conditions of employment for the members of the Executive Committee, which comprises the executive directors and other senior executives. The committee ensures that the members of the Executive Committee are provided with the appropriate incentives to enhance the Group's performance and to reward them for their personal contribution to the success of the business. The committee reviews the remuneration arrangements for Group employees whose salaries exceed a specified level and administers the Company's share incentive plans. The committee also determines the Chairman's remuneration although the Board itself determines the level of fees paid to the non-executive directors. No directors are involved in deciding their own remuneration.

The committee also maintains an active dialogue with shareholder representatives and its full terms of reference are set out on the Company's website at www.compass-group.com.

## Membership of the committee

The committee consists entirely of independent non-executive directors (as defined in the Code). During the year the committee comprised the following non-executive directors:

Sir James Crosby
(Chairman, senior independent non-executive director)
Sven Kado
Steve Lucas
Tim Parker (to 23 May 2008 and from 1 November 2008)

Biographical details of the current members of the committee are set out on page 38. The General Counsel and Company Secretary acts as the secretary to the committee. The committee met on four occasions during the year. Attendance details are shown on page 45.

## Advisors to the committee

The committee has access to detailed external information and research on market data and trends from independent consultants. During the year PricewaterhouseCoopers LLP (who also provide expatriate assignment advice) was engaged by the committee to advise on the design of incentive arrangements and general human resource and compensation related matters. Alithos Limited provided information for the testing of the total shareholder return performance conditions for the Company's Long-Term Incentive Plan ('LTIP').

The Chairman and the Group Chief Executive together with Jane Kingston, the Group Human Resources Director, and David Walker, Director of Group Reward, are normally invited to attend each committee meeting and provide advice and guidance to the committee (other than in respect of their own remuneration).

## Summary of activity during the year

During the year the committee conducted its annual review of remuneration philosophy, together with the Company's remuneration itself to ensure that the overall remuneration structure continues to promote the Company's business strategy. The performance targets of all the Company's share plans were reviewed, as was the headroom available in issued share capital before each grant was made. The committee also reconfirmed that no bonus matching awards or share option plan grants would be made to executive directors without seeking shareholder approval.

## Remuneration policy and components

The committee reviews the Company's remuneration philosophy and structure each year to ensure that the remuneration framework remains effective in supporting the Company's business objectives, in line with best practice, and fairly rewards individuals for the contribution that they make to the business, having regard to the size and complexity of the Group's operations and the need to retain, motivate and attract employees of the highest calibre.

The committee intends that base salary and total remuneration of executive directors should be in line with the market. Remuneration is benchmarked annually against rewards available for equivalent roles in a suitable comparator group with the aim of paying neither significantly above nor below the median for total remuneration or for each element thereof.

The total remuneration package links corporate and individual performance with an appropriate balance between short- and long-term elements, and fixed and variable components. The policy is designed to incentivise executives to meet the Company's key objectives, such that a significant portion of total remuneration is performance related, based on a mixture of internal targets linked to the Company's key business drivers (which can be easily measured, understood and accepted by both executives and shareholders) and appropriate external comparator groups. The committee considers that the targets set for the different elements of performance related remuneration are both appropriate and demanding in the context of the business environment and the challenges with which the Group is faced.

The following chart shows the average proportions of salary, target (or par) bonus, pension, benefits and the expected value of long-term incentives granted to each of the executive directors during the year ended 30 September 2008.

**Executive directors' remuneration package elements**
Year ended 30 September 2008

- Salary 33%
- Annual bonus 25%
- Pension 12%
- Benefits 3%
- LTIP 27%



Details of each individual element of the remuneration package are given below.

**Salary**
Base salaries are rigorously benchmarked and reflect the role, job size and responsibility as well as individual performance and effectiveness. The Group Chief Executive's salary is reviewed annually by the committee with any increase taking effect on 1 July of each year. Other executives' salaries are subject to annual review with any increases taking effect on 1 January.

The annual base salaries of the executive directors are:

| | |
|---|---|
| Richard Cousins | £875,000 (effective 1 July 2008) |
| Gary Green | US$1,050,000 (effective 1 January 2008) |
| Andrew Martin | £525,000 (effective 1 January 2008) |

**Benefits**
These comprise healthcare insurance for executive directors and their dependants, limited financial advice, life assurance and car benefit.

**Pensions**
The Group's policy is not to offer defined benefit arrangements to new employees at any level (save where required by applicable legislation). Incoming executive directors are invited either to join the Company's contracted-in money purchase arrangement or to take a fixed salary supplement, calculated as a percentage of base salary, which is excluded from any bonus calculation.

At 30 September 2008 there were no executive directors actively participating in any Compass Group defined benefit pension arrangements and none of the executive directors is accruing additional entitlement to benefit under any arrangements that existed prior to their appointment as executive directors.

Richard Cousins and Gary Green elected to receive a salary supplement equal to 35% of their basic salaries in lieu of pension. As was reported last year, in the light of the A Day pension legislation, Andrew Martin also elected to receive a salary supplement equal to 35% of basic salary with effect from 6 April 2006 and waived all rights to his final salary pension, money purchase pension and unfunded unapproved pension relating to his employment prior to that date as reported in 2006.

**Annual bonus**
The annual bonus is earned by the achievement of performance targets set by the committee at the start of each financial year and is delivered in cash. The target (or par) award for the year ended 30 September 2008 was 75% of base salary, with a further maximum of 75% of base salary available for superior performance.

For the year ended 30 September 2008, the bonus measures for Messrs Cousins and Martin were Group profit before interest and tax ('PBIT') – 60%, Group Free Cash Flow ('GFCF') – 20% and a personal target ('PT') – 20%, with a supplementary financial underpin such that the amount payable pursuant to the achievement of the GFCF and PT measures would be halved unless the threshold PBIT measure was achieved. In addition to Mr Green's personal target representing 20% of bonus, his targets of PBIT – 60% and free cash flow – 20% are split between Group and his area of responsibility in the USA, Canada and Mexico as follows: PBIT – 20% Group/40% local, and 5% GFCF/15% local operating cash.

The percentages of base salary shown below were paid to the directors for the year ended 30 September 2008:

| | Actual bonus paid (% of base salary) |
|---|---|
| Richard Cousins | 136.5% |
| Gary Green | 127.5% |
| Andrew Martin | 139.5% |

The committee continues to be satisfied that the performance targets are challenging and promote the Company's business strategy. In order to further align bonuses with shareholders' interests, it is proposed that for the year ending 30 September 2009, the bonus measures for Group directors which are dependent on GFCF will be subject to the caveat that GFCF should not be affected by Board approved strategic capital expenditure.

## Emoluments

The aggregate remuneration of the directors who served during the financial year ended 30 September 2008 was as follows:

**Directors' Remuneration**

| Name of director | Salary and fees £000 | Salary supplement[1] £000 | Annual performance-related bonus £000 | Benefits £000 | 2008 Total £000 | 2007 Total £000 |
|---|---|---|---|---|---|---|
| **Chairman** | | | | | | |
| Sir Roy Gardner | **404** | **–** | **–** | **47** | **451** | 401 |
| **Executive directors** | | | | | | |
| Richard Cousins | **819** | **287** | **1,194** | **34** | **2,334** | 2,230 |
| Gary Green | **525** | **184** | **678** | **35** | **1,422** | 1,018 |
| Andrew Martin | **519** | **182** | **732** | **47** | **1,480** | 1,454 |
| **Non-executive directors** | | | | | | |
| Sir James Crosby | **100** | **–** | **–** | **–** | **100** | 63 |
| Sven Kado[2] | **68** | **–** | **–** | **–** | **68** | 67 |
| Steve Lucas | **75** | **–** | **–** | **–** | **75** | 75 |
| Susan Murray[3] | **58** | **–** | **–** | **–** | **58** | – |
| Tim Parker[4] | **45** | **–** | **–** | **–** | **45** | 38 |
| Sir Ian Robinson | **60** | **–** | **–** | **–** | **60** | 50 |
| **Former directors** | | | | | | |
| Peter Blackburn[5] | **5** | **–** | **–** | **–** | **5** | 60 |
| Directors who left during the previous year | **–** | **–** | **–** | **–** | **–** | 53 |
| Total | **2,678** | **653** | **2,604** | **163** | **6,098** | 5,509 |

1 A supplement of 35% of basic salary is paid in monthly instalments in lieu of pension participation.
2 The figure shown for Sven Kado includes a fee of €10,000 for each year in respect of his non-executive directorship of Compass Group Deutschland GmbH.
3 Susan Murray was appointed as a director of the Company on 11 October 2007.
4 Tim Parker was a director of the Company to 23 May 2008 and from 1 November 2008.
5 Peter Blackburn resigned as a director of the Company on 31 October 2007.

## Long-Term Incentive Plan

The Company currently operates an LTIP under which executives may receive a conditional award of shares which may vest after a single three year performance period, based on the achievement of stretching performance conditions. Prior to each year end the committee agrees the LTIP awards to be made on the basis of the share price as at the year end. Because each LTIP award also depends on financial information only available after the year end LTIP grants are not normally made until some weeks after the year end. Both total shareholder return ('TSR') and GFCF have been selected since 2006 as the performance conditions which are considered to most closely align the interests of participants with those of the shareholders. The LTIP rewards the achievement of GFCF targets (which are key business targets for the Group) as well as the Company's relative TSR outperformance against a defined list of comparator companies (which aligns the interests of participants with those of shareholders). In 2007 the committee reviewed the TSR comparator group and determined that the financial services constituents of the FTSE 100 should be excluded for the purpose of the TSR target for awards made in the year ended 30 September 2008. For awards made prior to this date, the TSR comparator group was the entire FTSE 100.

50% of any LTIP award is based on GFCF over the three year performance period and 50% on the Company's TSR over the same period relative to the companies comprising the TSR comparator group at the start of performance period. The precise GFCF target for each award is linked to the Group's wider business targets and is set by the committee at the time of award based on Group projections and market expectations. The target for any award made in the year ending 30 September 2009 will be subject to the caveat that GFCF should not be affected by Board approved strategic capital expenditure.

No shares vest unless the Group achieves minimum performance. 25% of the portion of the award based on GFCF vests on the achievement of minimum performance. Awards vest on a straight-line basis between 25% and 100% where GFCF is between minimum and maximum performance. Calculations of the achievement of the targets are independently performed and are approved by the committee.

TSR is the aggregate of share price growth and dividends paid (assuming reinvestment of those dividends in the Company's shares during the three year performance period). 100% of the portion of the award based on TSR will vest if performance is in the top quartile and 25% of the award will vest if performance is at the median. Where performance is between the median and top quartile, awards will vest on a straight-line basis between the median and top quartile. No shares will be released if the Company's TSR performance is below the median.

Awards made since 2004 do not benefit from retesting. In addition, for awards made in the year ended 30 September 2006 and subsequent years, any vesting of an award at the end of the performance period is conditional upon the committee being satisfied that the underlying financial performance of the Group justifies such vesting. Extant awards remain subject to the achievement of performance conditions following a participant's agreed retirement date and vesting is determined at the end of the performance period.

Awards are discretionary and may be granted up to an annual maximum of 200% of base salary. The committee agreed that 200% be reserved for exceptional circumstances and determined that any award made in the year ending 30 September 2009 should be set at 150% of annual base salary.

The following table sets out the percentage of each award made within the last five years which has vested and the percentage of each extant award, had it vested on 30 September 2008:

| Year of award | Percentage vested on maturity or indicative vesting percentage based on performance as at 30 September 2008 | Performance conditions |
|---|---|---|
| 2002-2003 | 0% (ended on 1 October 2007) | TSR |
| 2003-2004 | 0% (ended on 1 October 2008) | TSR |
| 2004-2005 | 0% (ended on 1 October 2007) | TSR |
| 2005-2006 | 100% (ended on 1 October 2008) | TSR/GFCF[1] |
| 2006-2007 | 100% (performance after 24 months) | TSR/GFCF[1] |
| 2007-2008 | 100% (performance after 12 months) | TSR/GFCF |

1 As reported last year, following the sale of the Selecta vending business in July 2007, the GFCF targets were adjusted in order to maintain those originally set in respect of the remaining business.

## Directors' interests in the Long-Term Incentive Plan

Details of existing awards as at the date of this Report and awards conditionally made to the executive directors in office during the year ended 30 September 2008 are shown in the table below:

| Name of director | As at 30 Sep 2007: number of shares | Awarded during the year: number of shares | Lapsed during the year: number of shares | As at 30 Sep 2008: number of shares | Market price at date of award: pence | Performance conditions | Date of award | Vesting date |
|---|---|---|---|---|---|---|---|---|
| Richard Cousins | 727,272 | – | – | 727,272 | 206.25 | TSR/GFCF[2] | 14 Jun 2006 | 1 Oct 2008 |
| | 419,384 | – | – | 419,384 | 312.00 | TSR/GFCF[2] | 8 Mar 2007 | 1 Oct 2009 |
| | – | 529,800 | – | 529,800 | 322.75 | TSR/GFCF[3] | 20 Dec 2007 | 1 Oct 2010 |
| | **1,146,656** | **529,800** | **–** | **1,676,456** | | | | |
| Gary Green | 135,286 | – | 135,286 | – | 336.25 | TSR[1] | 3 Jul 2003 | 1 Oct 2007[4] |
| | 104,896 | – | – | 104,896 | 371.75 | TSR[1] | 19 Dec 2003 | 1 Oct 2008[4] |
| | 168,461 | – | 168,461 | – | 243.50 | TSR[1] | 21 Dec 2004 | 1 Oct 2007 |
| | 365,938 | – | – | 365,938 | 206.25 | TSR/GFCF[2] | 14 Jun 2006 | 1 Oct 2008 |
| | 298,706 | – | – | 298,706 | 312.00 | TSR/GFCF[2] | 8 Mar 2007 | 1 Oct 2009 |
| | – | 323,522 | – | 323,522 | 322.75 | TSR/GFCF[3] | 20 Dec 2007 | 1 Oct 2010 |
| | **1,073,287** | **323,522** | **303,747** | **1,093,062** | | | | |
| Andrew Martin | 142,449 | – | 142,449 | – | 243.50 | TSR[1] | 21 Dec 2004 | 1 Oct 2007 |
| | 460,606 | – | – | 460,606 | 206.25 | TSR/GFCF[2] | 14 Jun 2006 | 1 Oct 2008 |
| | 279,588 | – | – | 279,588 | 312.00 | TSR/GFCF[2] | 8 Mar 2007 | 1 Oct 2009 |
| | – | 331,126 | – | 331,126 | 322.75 | TSR/GFCF[3] | 20 Dec 2007 | 1 Oct 2010 |
| | **882,643** | **331,126** | **142,449** | **1,071,320** | | | | |

1 100% of the award is based on growth in the Company's TSR relative to the FTSE 100 subject to the achievement of a supplementary financial underpin whereby average increase in earnings per share must be greater than the increase in RPI over a three year period.
2 50% of the award is based on a three year GFCF target, and 50% of the award is based on growth in the Company's TSR relative to the FTSE 100.
3 50% of the award is based on a three year GFCF target, and 50% of the award is based on growth in the Company's TSR relative to the FTSE 100, excluding its financial services constituents.
4 Awards made prior to 2004 were subject to retesting. The dates shown are the final vesting dates for these awards. From 2004, all awards have only one vesting date as shown.

All awards were granted for nil consideration. No shares were exercised or released during the year ended 30 September 2008.
The highest mid-market price of the Company's ordinary shares during the year was 393.75 pence and the lowest was 277.75 pence. The year end price was 344 pence.

## Total shareholder return

The performance graphs below show the Company's TSR performance against the performance of the FTSE 100 over the three and five year periods to 30 September 2008. The FTSE 100 Index has been chosen as being a broad equity market index of which the Company has been a constituent member throughout the period.


Total return indices – Compass Group vs FTSE 100
Compass
FTSE 100
200
150
100
50
0
Sep 2003
Sep 2004
Sep 2005
Sep 2006
Sep 2007
Sep 2008


Total return indices – Compass Group vs FTSE 100
Compass
FTSE 100
200
175
150
125
100
75
Sep 2005
Sep 2006
Sep 2007
Sep 2008

## Suspended plans

The LTIP has been the primary form of equity-based incentive for the year ended 30 September 2008, and this will continue to be the policy for the year ending 30 September 2009.

Awards prior to 2005 were made under two further share incentive plans: the Compass Group Bonus Matching Shares Plan and the Compass Group Share Option Plan. Existing rights under these plans remain and may result in the vesting of further shares in the capital of the Company. Shareholder approval will be sought should the Company wish to make any further awards to executive directors under these suspended plans.

Under the Compass Group Bonus Matching Shares Plan, executive directors were permitted to invest up to 50% of any pre-tax performance related bonus in the Company's shares. If the shares were held for three years and the director continued to be employed by the Group, the participant would be eligible to receive a proportion of matching shares based on the Group achieving underlying earnings per share average growth in excess of RPI over the period.

Under the Compass Group Share Option Plan, executive directors were eligible to receive awards equating to an annual maximum of 200% of basic salary, at an exercise price not lower than the market value of the Company's shares on the day prior to grant. Options would normally be exercisable on a sliding scale between the third and tenth anniversaries of the date of grant subject to satisfaction of an EPS performance condition, after which they lapse.

The Company also has in place UK and overseas all-employee plans in which executive directors may participate. However, no grants have been made under these plans since 2005. Further details of the plans may be found in prior years' Annual Reports.

The table below shows the number of options and awards held by the directors in office during the year under the suspended share incentive plans:

## Directors' bonus matching share awards

| Name of director | At 30 Sep 2007: number of shares | Released during the year: number of shares | Lapsed during the year: number of shares | At 30 Sep 2008: number of shares | Market price at date of exercise: pence | Deferral period |
|---|---|---|---|---|---|---|
| Gary Green | 103,275 | 103,275 | – | – | 317.75 | 1 Oct 2004–30 Sep 2007 |

## Directors' interests in share options

| Name of director | At 30 Sep 2007: number of shares | Exercised during the year: number of shares | Lapsed during the year: number of shares | At 30 Sep 2008: number of shares | Exercise price: pence | Performance conditions (see notes below) | Normal exercise period |
|---|---|---|---|---|---|---|---|
| Gary Green | | | | | | | |
| Share Option Plan | 467,925 | – | – | 467,925 | 316.10 | 1 | 29 Sep 2002–28 Sep 2009 |
| | 458,750 | – | – | 458,750 | 371.60 | 2 | 13 Sep 2003–12 Sep 2010 |
| | 350,000 | – | – | 350,000 | 430.00 | 2 | 19 Sep 2004–18 Sep 2011 |
| | 350,000 | – | – | 350,000 | 422.00 | 2 | 23 May 2005–22 May 2012 |
| | 129,500 | – | – | 129,500 | 292.50 | 2 | 30 Sep 2005–29 Sep 2012 |
| | 500,000 | – | – | 500,000 | 320.00 | 2 | 28 May 2006–27 May 2013 |
| | 300,000 | – | – | 300,000 | 316.25 | 2 | 03 Aug 2007–02 Aug 2014 |
| | 450,000 | – | – | 450,000 | 229.25 | 2 | 01 Dec 2007–30 Nov 2014 |
| US Stock Bonus Plan | 11,006 | 6,187 | 4,819 | – | – | 3 | 01 Sep 2008 |
| | 3,017,181 | 6,187 | 4,819 | 3,006,175 | | | |
| Andrew Martin | | | | | | | |
| Share Option Plan | 650,000 | – | – | 650,000 | 333.50 | 2 | 7 Jun 2007–6 Jun 2014 |
| | 365,000 | – | – | 365,000 | 229.25 | 2 | 1 Dec 2007–30 Nov 2014 |
| | 1,015,000 | – | – | 1,015,000 | | | |

1 Options were awarded under the Compass Group 1999 Executive Share Option Plan. The performance targets on this grant ceased to apply following the Granada Compass Merger in 2000.
2 Options were awarded under the Compass Group Share Option Plan. If average earnings per share growth is at least 6% over a three year period between grant and exercise, one-third of shares under option become exercisable. Options are exercisable in full at 12% growth and on a straight-line basis in between.
3 Options were awarded under an all-employee plan, and are not subject to satisfaction of a performance target. The number of shares granted under the Stock Bonus Plan represent stock appreciation rights over the number of shares shown. The number of shares shown as exercised are the number of shares vested, calculated by reference to the increase in the market price over the option price after a three year period.

No awards or options were granted under any of the suspended share plans during the year ended 30 September 2008.
Earnings per share measures have been adjusted for awards made prior to 2005 to achieve consistency between IFRS and UK GAAP reporting.
The highest mid-market price of the Company's ordinary shares during the year was 393.75 pence and the lowest was 277.75 pence. The year end price was 344 pence.

## Dilution limits

All of the Company's equity-based incentive plans incorporate the current ABI Guidelines on headroom which provide that overall dilution under all plans should not exceed 10% over a 10 year period in relation to the Company's issued share capital (or reissue of treasury shares), with the further limitation of 5% in any 10 year period on executive plans.

The committee regularly monitors the position and prior to the making of any award considers the effect of potential vesting of options or share awards to ensure that the Company remains within these limits. Any awards which are required to be satisfied by market purchased shares are excluded from such calculations. No treasury shares were utilised in the year ended 30 September 2008.

As at 30 September 2008, the Company's headroom position, which remains within current ABI Guidelines, was as shown in the chart opposite:

**Scheme limits headroom**



**10% in 10 years**
- SAYE 2.33%
- ESOP 3.30%
- LTIP 0.47%
- Headroom 3.90%

**5% in 10 years**
- ESOP 3.30%
- LTIP 0.47%
- Headroom 1.23%

## Service agreements

It is the Company's policy that service contracts for the executive directors have no fixed term but are capable of termination on 12 months' notice from the Company and six months' notice from the director (12 months for Richard Cousins). The Company also retains the right to terminate the contract immediately by making a payment in lieu of notice equal to 12 months' pay, on target bonus, pension supplement and an amount equal to 10% of basic pay in respect of benefits to be paid in monthly instalments, subject to an obligation on the director to mitigate his loss. The service contracts outline the components of remuneration paid to the individual but do not prescribe how remuneration levels are to be modified from year to year.

## Executive directors' service agreements

| | Date of contract |
|---|---|
| Richard Cousins | 22 November 2007 |
| Gary Green | 27 November 2007 |
| Andrew Martin | 27 November 2007 |

## External appointments

With the Board's agreement executive directors may take up one non-executive directorship outside of the Group. Richard Cousins received a fee of £97,125 during the year in respect of his directorship of HBOS plc, which he is permitted to retain.

## Share ownership policy

In order that their interests are aligned with those of shareholders, executive directors are expected to build up and maintain a personal shareholding in the Company of at least 100% of gross base salary. New directors will undertake to build up their shareholding within four years of their appointment.

The committee reviewed and noted that these targets were achieved by all executive directors during the year. Directors' current shareholdings are set out on page 41.

## Chairman

The fee for the Chairman is reviewed annually by the committee each June with any increase taking effect on 1 July. The Chairman's fee was set at £416,000 p.a., with effect from 1 July 2008.

The Chairman is not eligible for pension scheme membership, bonus or incentive arrangements. He is entitled to the provision of life and medical insurance for himself and his spouse, financial planning assistance and car benefit.

## Policy on remuneration of non-executive directors

The fees for the non-executive directors are reviewed and determined by the Board each year. The base fee for the year ended 30 September 2008 was £60,000 p.a., with an additional fee of £15,000 p.a. payable where a non-executive director acts as Chairman of either the Audit or Remuneration Committee and an additional fee of £25,000 p.a. for the director nominated as senior independent non-executive director. Non-executive directors are not eligible for pension scheme membership, bonus, or incentive arrangements.

Non-executive directors have letters of engagement. They are appointed for an initial period of three years, after which the appointment is renewable at three year intervals by mutual consent. Details of their appointments, which are terminable without compensation, are set out in the table below.

| Non-executive director | Original date of appointment | Letter of engagement | Total length of service at 30 September 2008 |
|---|---|---|---|
| Sir Roy Gardner | 1 Oct 2005 | 15 Sep 2005 | 3 years |
| Sir James Crosby | 17 Feb 2007 | 16 Feb 2007 | 1 year, 7 months |
| Sven Kado | 10 Apr 2002 | 10 Apr 2002 (rev. 31 Mar 2004) | 6 years, 5 months |
| Steve Lucas | 7 Jul 2004 | 17 Jun 2004 (rev. 25 Jun 2007) | 4 years, 2 months |
| Susan Murray | 11 Oct 2007 | 11 Oct 2007 | 1 year |
| Tim Parker[1] | 1 Nov 2008 | 1 Nov 2008 | – |
| Sir Ian Robinson | 1 Dec 2006 | 1 Dec 2006 | 1 year, 10 months |

1 Tim Parker was a non-executive director from 17 February 2007 to 23 May 2008 and from 1 November 2008.

## Other senior executives and management

There are a number of senior executives who, with the executive directors, comprise the Executive Committee. These key management roles influence the ability of the Group to meet its strategic targets. The committee has regard to the remuneration level and structure of this group whose total remuneration including salary and other short-term benefits, target (or par) bonus and the expected value of long-term incentives is summarised in the following table:

| Total remuneration for the year ended 30 September 2008 £000 | Number in band (2007 in brackets) |
|---|---|
| 200–500 | – (1) |
| 501–1,000 | – (2) |
| 1,001–1,500 | 5 (4) |
| 1,501–2,000 | 3 (–) |

On behalf of the Board
**Sir James Crosby**
Chairman of the Remuneration Committee
26 November 2008

## Directors' responsibilities

The annual report and accounts complies with the Disclosure and Transparency Rules ('DTR') of the United Kingdom's Financial Services Authority in respect of the requirement to produce an annual financial report.

The annual report and accounts is the responsibility of, and has been approved by, the directors.

We confirm that to the best of our knowledge:

- the consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ('IFRS');
- the financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and
- the annual report and accounts includes a review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

On behalf of the Board

**Mark J White**
General Counsel and Company Secretary
26 November 2008

The directors are required to prepare financial statements for the Group in accordance with International Financial Reporting Standards ('IFRS'). Company law requires the directors to prepare such financial statements in accordance with IFRS, the Companies Act 1985 and Article 4 of the IAS Regulation.

International Accounting Standard 1 requires that financial statements present fairly for each financial year the Group's financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expense set out in the International Accounting Standards Board's 'Framework for the Preparation and Presentation of Financial Statements'. In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable International Financial Reporting Standards.

Directors are also required to:

- properly select and apply accounting policies;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;
- provide additional disclosures when compliance with the specific requirements in IFRS is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance; and
- prepare the accounts on a going concern basis unless, having assessed the ability of the Group to continue as a going concern, management either intends to liquidate the entity or to cease trading, or have no realistic alternative but to do so.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company, for safeguarding the assets, for taking reasonable steps for the prevention and detection of fraud and other irregularities and for the preparation of a directors' report and directors' remuneration report which comply with the requirements of the Companies Act 1985. The directors, having prepared the financial statements, have permitted the auditors to take whatever steps and undertake whatever inspections they consider to be appropriate for the purpose of enabling them to give their audit opinion.

The directors are also responsible for the maintenance and integrity of the Compass Group PLC website.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

# Independent auditors' report to the members of Compass Group PLC

## Introduction

We have audited the Group financial statements of Compass Group PLC for the year ended 30 September 2008 which comprise the consolidated income statement, the consolidated statement of recognised income and expense, the consolidated balance sheet, the consolidated cash flow statement, the accounting policies and the related notes 1 to 37. These Group financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration report that is described as having been audited.

We have reported separately on the Parent Company financial statements of Compass Group PLC for the year ended 30 September 2008.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

## Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the statement of directors' responsibilities.

Our responsibility is to audit the Group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the Group financial statements give a true and fair view, whether the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation and whether the part of the Directors' Remuneration report described as having been audited has been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the Group financial statements.

In addition we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance statement reflects the Company's compliance with the nine provisions of the 2006 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report as described in the contents section and consider whether it is consistent with the audited Group financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements. Our responsibilities do not extend to any further information outside the Annual Report.

## Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements and the part of the Directors' Remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements and the part of the Directors' Remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements and the part of the Directors' Remuneration report to be audited.

## Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 30 September 2008 and of its profit for the year then ended;
- the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation;
- the part of the Directors' Remuneration report described as having been audited has been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the Group financial statements.

Deloitte & Touche LLP

**Deloitte & Touche LLP**
Chartered Accountants and Registered Auditors
London
26 November 2008

# Consolidated income statement

for the year ended 30 September 2008

| | Notes | 2008 £m | 2007 £m |
|---|---|---|---|
| **Continuing operations** | | | |
| **Revenue** | 1 | **11,440** | 10,268 |
| Operating costs | 2 | **(10,785)** | (9,743) |
| **Operating profit** | 1 | **655** | 525 |
| Share of profit of associates | 1,13 | **4** | 4 |
| **Total operating profit** | 1 | **659** | 529 |
| Finance income | 4 | **27** | 28 |
| Finance costs | 4 | **(100)** | (115) |
| Hedge accounting ineffectiveness | 4 | **(4)** | (6) |
| Change in fair value of minority interest put options | 4 | **(16)** | – |
| **Profit before tax** | | **566** | 436 |
| Income tax expense | 5 | **(169)** | (124) |
| **Profit for the year from continuing operations** | 1 | **397** | 312 |
| **Discontinued operations** | | | |
| **Profit for the year from discontinued operations** | 6 | **53** | 212 |
| **Continuing and discontinued operations** | | | |
| **Profit for the year** | | **450** | 524 |
| **Attributable to** | | | |
| Equity shareholders of the Company | | **443** | 515 |
| Minority interest | | **7** | 9 |
| **Profit for the year** | | **450** | 524 |
| **Basic earnings per share (pence)** | | | |
| From continuing operations | 8 | **20.9p** | 15.0p |
| From discontinued operations | 8 | **2.8p** | 10.6p |
| From continuing and discontinued operations | 8 | **23.7p** | 25.6p |
| **Diluted earnings per share (pence)** | | | |
| From continuing operations | 8 | **20.8p** | 15.0p |
| From discontinued operations | 8 | **2.8p** | 10.4p |
| From continuing and discontinued operations | 8 | **23.6p** | 25.4p |

# Analysis of operating profit

for the year ended 30 September 2008

| | 2008 £m | 2007 £m |
|---|---|---|
| **Continuing operations** | | |
| Operating profit before associates and amortisation of intangibles arising on acquisition | **658** | 525 |
| Share of profit of associates | **4** | 4 |
| Operating profit before amortisation of intangibles arising on acquisition | **662** | 529 |
| Amortisation of intangibles arising on acquisition | **(3)** | – |
| **Total operating profit** | **659** | 529 |

# Consolidated statement of recognised income and expense

for the year ended 30 September 2008

| | Notes | Movements in equity | | | | | |
|---|---|---|---|---|---|---|---|
| | | Retained earnings £m | Revaluation reserve £m | Translation reserve £m | Minority interest £m | Total 2008 £m | Total 2007 £m |
| **Net income/(expense) recognised in equity** | | | | | | | |
| Currency translation differences | | – | – | 64 | 3 | 67 | (12) |
| Actuarial gains/(losses) on post-retirement employee benefits | 23 | 15 | – | – | – | 15 | 38 |
| Tax on items taken directly to equity | 5 | (3) | – | 8 | – | 5 | 8 |
| Recognition of deferred tax asset relating to currency translation differences in prior years | 5 | – | – | – | – | – | 37 |
| Other | | – | (1) | – | – | (1) | – |
| Net income/(expense) recognised directly in equity | | 12 | (1) | 72 | 3 | 86 | 71 |
| **Profit for the year** | | | | | | | |
| Profit for the year | | 443 | – | – | 7 | 450 | 524 |
| **Total recognised income and expense for the year** | 25 | 455 | (1) | 72 | 10 | 536 | 595 |
| **Attributable to** | | | | | | | |
| Equity shareholders of the Company | | 455 | (1) | 72 | – | 526 | 576 |
| Minority interest | | – | – | – | 10 | 10 | 19 |
| **Total recognised income and expense for the year** | 25 | 455 | (1) | 72 | 10 | 536 | 595 |

# Consolidated balance sheet

as at 30 September 2008

| | Notes | 2008 £m | 2007 £m |
|---|---|---|---|
| **Non-current assets** | | | |
| Goodwill | 10 | **3,290** | 2,985 |
| Other intangible assets | 11 | **393** | 301 |
| Property, plant and equipment | 12 | **463** | 436 |
| Interests in associates | 13 | **28** | 25 |
| Other investments | 14 | **17** | 12 |
| Trade and other receivables | 16 | **66** | 47 |
| Deferred tax assets* | 5 | **256** | 240 |
| Derivative financial instruments** | 20 | **19** | 13 |
| Non-current assets | | **4,532** | 4,059 |
| **Current assets** | | | |
| Inventories | 17 | **213** | 179 |
| Trade and other receivables | 16 | **1,577** | 1,343 |
| Tax recoverable* | | **19** | 10 |
| Cash and cash equivalents** | 18 | **579** | 839 |
| Derivative financial instruments** | 20 | **1** | 2 |
| Current assets | | **2,389** | 2,373 |
| **Total assets** | | **6,921** | 6,432 |
| **Current liabilities** | | | |
| Short-term borrowings** | 19 | **(382)** | (151) |
| Derivative financial instruments** | 20 | **(4)** | – |
| Provisions | 22 | **(113)** | (86) |
| Current tax liabilities* | | **(234)** | (171) |
| Trade and other payables | 21 | **(2,235)** | (1,833) |
| Current liabilities | | **(2,968)** | (2,241) |
| **Non-current liabilities** | | | |
| Long-term borrowings** | 19 | **(1,212)** | (1,452) |
| Derivative financial instruments** | 20 | **(6)** | (15) |
| Post-employment benefit obligations | 23 | **(131)** | (162) |
| Provisions | 22 | **(341)** | (351) |
| Deferred tax liabilities* | 5 | **(24)** | (5) |
| Trade and other payables | 21 | **(33)** | (36) |
| Non-current liabilities | | **(1,747)** | (2,021) |
| **Total liabilities** | | **(4,715)** | (4,262) |
| **Net assets** | | **2,206** | 2,170 |
| **Equity** | | | |
| Share capital | 24,25 | **184** | 193 |
| Share premium account | 25 | **178** | 122 |
| Capital redemption reserve | 25 | **44** | 33 |
| Less: Own shares | 25 | **(4)** | (1) |
| Other reserves | 25 | **4,401** | 4,312 |
| Retained earnings | 25 | **(2,616)** | (2,511) |
| **Total equity shareholders' funds** | | **2,187** | 2,148 |
| **Minority interests** | 25 | **19** | 22 |
| **Total equity** | | **2,206** | 2,170 |

* Component of current and deferred taxes ** Component of net debt

Approved by the Board of directors on 26 November 2008 and signed on their behalf by

**Richard J Cousins**, Director
**Andrew D Martin**, Director

# Consolidated cash flow statement

for the year ended 30 September 2008

| | Notes | 2008 £m | 2007 £m |
|---|---|---|---|
| **Cash flow from operating activities** | | | |
| Cash generated from operations[1] | 28 | **915** | 756 |
| Interest paid | | **(104)** | (152) |
| Interest element of finance lease rentals | | **(2)** | (3) |
| Tax received | | **16** | 4 |
| Tax paid | | **(165)** | (121) |
| Net cash from/(used in) operating activities of continuing operations | | **660** | 484 |
| Net cash from/(used in) operating activities of discontinued operations | 29 | **2** | (18) |
| **Net cash from/(used in) operating activities** | | **662** | 466 |
| **Cash flow from investing activities** | | | |
| Purchase of subsidiary companies and investments in associated undertakings[2] | 27 | **(181)** | (31) |
| Proceeds from sale of subsidiary companies and associated undertakings – discontinued activities[2] | 6 | **(17)** | 782 |
| Proceeds from sale of subsidiary companies and associated undertakings – other activities[2] | | **12** | 32 |
| Proceeds from sale of other investments | | **1** | 4 |
| Tax on profits from sale of subsidiary companies and associated undertakings | | **45** | (51) |
| Contribution of disposal proceeds to pension plans | | **–** | (45) |
| Purchase of intangible assets and investments[1] | | **(73)** | (74) |
| Purchase of property, plant and equipment[1] | | **(119)** | (106) |
| Proceeds from sale of property, plant and equipment / intangibles | | **26** | 22 |
| Dividends received from associated undertakings | | **5** | 6 |
| Interest received | | **25** | 28 |
| Net cash from/(used in) investing activities by continuing operations | | **(276)** | 567 |
| Net cash from/(used in) investing activities by discontinued operations | 29 | **–** | (30) |
| **Net cash from/(used in) investing activities** | | **(276)** | 537 |
| **Cash flow from financing activities** | | | |
| Proceeds from issue of ordinary share capital | 25 | **58** | 27 |
| Purchase of own shares[3] | | **(355)** | (576) |
| Net increase/(decrease) in borrowings – excluding new leases / repayments | 30 | **(141)** | (239) |
| Repayment of obligations under finance leases | 30 | **(11)** | (15) |
| Equity dividends paid | 9,25 | **(209)** | (208) |
| Dividends paid to minority interests | 25 | **(4)** | (3) |
| Net cash from/(used in) financing activities by continuing operations | | **(662)** | (1,014) |
| Net cash from/(used in) financing activities by discontinued operations | 29 | **–** | – |
| **Net cash from/(used in) financing activities** | | **(662)** | (1,014) |
| **Cash and cash equivalents** | | | |
| **Net increase/(decrease) in cash and cash equivalents** | 30 | **(276)** | (11) |
| Cash and cash equivalents at beginning of the year | 30 | **839** | 848 |
| Currency translation gains/(losses) on cash and cash equivalents | 30 | **16** | 2 |
| **Cash and cash equivalents at end of the year** | 30 | **579** | 839 |

1 Certain contract-related assets previously included in property, plant and equipment, and other receivables have been reclassified as intangible assets. The 2007 cash flow has been restated accordingly. There is no impact on the income statement.
2 Net of cash acquired or disposed and payments received or made under warranties and indemnities.
3 Share buy-back and increase/(decrease) in own shares held to satisfy employee share-based payments.

# Reconciliation of free cash flow from continuing operations

for the year ended 30 September 2008

| | 2008 £m | 2007 £m |
|---|---|---|
| **Net cash from operating activities of continuing operations** | **660** | 484 |
| Purchase of intangible assets and investments | **(73)** | (74) |
| Purchase of property, plant and equipment | **(119)** | (106) |
| Proceeds from sale of property, plant and equipment / intangibles | **26** | 22 |
| Dividends received from associated undertakings | **5** | 6 |
| Interest received | **25** | 28 |
| Dividends paid to minority interests | **(4)** | (3) |
| **Free cash flow from continuing operations** | **520** | 357 |

## Introduction

The significant accounting policies adopted in the preparation of the Group's financial statements are set out below:

## A Accounting convention and basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards ('IFRS') and International Financial Reporting Interpretations Committee ('IFRIC') interpretations as adopted by the European Union at 30 September 2008 and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. They have been prepared under the historical cost convention as modified by the revaluation of certain financial instruments.

In the current year, the Group has adopted IFRS 7 'Financial Instruments: Disclosures' which is effective for annual reporting periods beginning on or after 1 January 2007, and the related amendment to IAS 1 'Presentation of Financial Statements'. The impact of the adoption of IFRS 7 and the changes to IAS 1 has been to expand the disclosures provided in these financial statements regarding the Group's financial instruments and management of capital.

Four Interpretations issued by the International Financial Reporting Interpretations Committee are effective for the current period. These are: IFRIC 7 'Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies'; IFRIC 8 'Scope of IFRS 2'; IFRIC 9 'Reassessment of Embedded Derivatives'; and IFRIC 10 'Interim Financial Reporting and Impairment'. The adoption of these Interpretations has not led to any changes in the Group's accounting policies.

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the Group's accounting periods beginning on or after 1 October 2008 or later periods. The Group has identified IAS 23 '(Revised) Borrowing Costs', IFRS 8 'Operating Segments', IFRIC 11 'IFRS 2 Group and Treasury Share Transactions' and IFRIC 12 'Service Concession Arrangements' as being relevant to its business but the Group has not adopted these early. The Group does not anticipate that any of these standards and interpretations will have a material impact on the Group's financial statements.

IFRIC 14 'IAS 19 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction' was adopted early in the year ended 30 September 2007. The Group has not recognised actuarial surpluses of £nil arising on defined benefit obligations in its accounts for the year ended 30 September 2008 (2007: £92 million).

## B Use of assumptions and estimates

The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. These estimates and assumptions are based on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying value of assets and liabilities in the next financial year are discussed below.

**Income taxes**

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes as there are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the results for the year and the respective income tax and deferred tax provisions in the year in which such determination is made.

**Goodwill**

The Group tests annually whether goodwill has suffered any impairment in accordance with the accounting policy set out in section M below. The recoverable amounts of cash-generating units have been determined based on value in use calculations. These calculations require the use of estimates and assumptions consistent with the most up-to-date budgets and plans that have been formally approved by management. The key assumptions used for the value in use calculations are set out in note 10 to the financial statements.

**Post-employment benefits**

Defined benefit schemes are reappraised annually by independent actuaries based on actuarial assumptions. Significant judgement is required in determining these actuarial assumptions. The principal assumptions used are described in note 23 to the financial statements.

## C Basis of consolidation

The consolidated financial statements consist of the financial statements of the Company, entities controlled by the Company (its subsidiaries) and the Group's share of interests in joint ventures and associates made up to 30 September each year.

## D Subsidiaries, associates and joint ventures

**Subsidiaries**

Subsidiaries are entities over which the Group has the power to govern the financial and operating policies. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing control.

**Joint ventures**

Joint ventures are entities in which the Group holds an interest on a long-term basis and which are jointly controlled by the Group and other venturers under a contractual agreement. The Group's share is accounted for using the proportionate consolidation method. The consolidated income statement and balance sheet include the Group's share of the income, expenses, assets and liabilities.

**Associates**

Associates are undertakings that are not subsidiaries or joint ventures over which the Group has significant influence and can participate in financial and operating policy decisions. Investments in associated undertakings are accounted for using the equity method. The consolidated income statement includes the Group's share of the profit after tax of the associated undertakings. Investments in associates include goodwill identified on acquisition and are carried in the Group balance sheet at cost plus post-acquisition changes in the Group's share of the net assets of the associate, less any impairment in value.

**Adjustments**
Where necessary, adjustments are made to the financial statements of subsidiaries, associates and joint ventures to bring the accounting policies used in line with those used by the Group.

**Acquisitions and disposals**
The results of subsidiaries, associates or joint ventures acquired or disposed of during the period are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

**Intra-group transactions**
All intra-group transactions, balances, income and expenses are eliminated on consolidation. Where a Group subsidiary transacts with a joint venture of the Group, profits or losses are eliminated to the extent of the Group's interest in the relevant joint venture.

## E Acquisitions

The acquisition of subsidiaries is accounted for using the purchase method. The cost of acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued plus costs directly attributable to the acquisition.

Identifiable assets acquired and liabilities and contingent liabilities assumed are recognised at the fair values at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale which are recognised and measured at fair value less costs to sell.

The cost of the acquisition in excess of the Group's interest in the net fair value of the identifiable net assets acquired is recorded as goodwill. If the cost of the acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

## F Foreign currency

The consolidated financial statements are prepared in pounds Sterling, which is the functional currency of the Company.

In preparing the financial statements of individual companies within the Group, transactions in currencies other than pounds Sterling are recorded at the rates of exchange on the dates of the transaction. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates on the balance sheet date. Gains and losses arising on retranslation are included in the income statement for the period, except for where they arise on items taken directly to equity, in which case they are also recognised in equity.

In order to hedge its exposure to certain foreign exchange risks the Group enters into forward contracts (see section Q below for the Group's accounting policies in respect of derivative financial instruments).

On consolidation, the assets and liabilities of the Group's overseas operations (expressed in their functional currencies, being the currency of the primary economic environment in which each entity operates) are translated at the exchange rates on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or expense in the period in which the operation is disposed of.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

## G Revenue

Revenue is recognised in the period in which services are provided in accordance with the terms of the contractual relationships with third parties. Revenue represents the fair value of the consideration received or receivable for goods and services provided in the normal course of business, excluding trade discounts, value added tax and similar sales taxes.

**Management fee contracts**
Revenue from management fee contracts comprises the total of sales made to consumers, the subsidy charged to clients, together with the management fee charged to clients.

**Fixed price contracts**
Revenue from fixed price contracts is recognised in proportion to the volume of services that the Group is contracted to supply in each period.

**Inter-segment transactions**
There is minimal intra-group trading between the reported business segments. Where such trading does take place it is on similar terms and conditions to those available to third parties.

## H Rebates and other amounts received from suppliers

Rebates and other amounts received from suppliers include agreed discounts from suppliers' list prices, value and volume-related rebates.

Income from value and volume-related rebates is recognised based on actual purchases in the period as a proportion of total purchases made or forecast to be made over the rebate period.

Agreed discounts relating to inventories are credited to the income statement as the goods are consumed.

Rebates relating to items purchased but still held at the balance sheet date are deducted from the carrying value of these items so that the cost of inventories is recorded net of applicable rebates.

Rebates received in respect of plant and equipment are deducted from the costs capitalised.

## I Borrowing costs

Borrowing costs are recognised in the income statement in the period in which they are incurred.

## J Operating profit

Operating profit is stated before the share of results of associates, investment revenue and finance costs.

## K Exceptional items

Exceptional items are disclosed and described separately in the financial statements where it is necessary to do so to provide further understanding of the financial performance of the Group. They are material items of income or expense that have been shown separately due to the significance of their nature or amount.

## L Tax

Income tax expense comprises current and deferred tax. Tax is recognised in the income statement except where it relates to items taken directly to equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the period, using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interest in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised.

Deferred tax assets and liabilities are offset against each other when they relate to income taxes levied by the same tax jurisdiction and the Group intends to settle its current tax assets and liabilities on a net basis.

## M Intangible assets

**Goodwill**

Goodwill arising on consolidation represents the excess of the cost of acquisition over the fair value of the Group's share of the identifiable assets and liabilities of the acquired subsidiary, associate or joint venture at the date of acquisition. Goodwill is tested annually for impairment and is carried at cost less any accumulated impairment losses.

Goodwill is allocated to cash-generating units ('CGU') for the purpose of impairment testing. A CGU is identified at the lowest aggregation of assets that generate largely independent cash inflows, and that which is looked at by management for monitoring and managing the business. This is generally the total business for a country. However, in some instances, where there are distinct separately managed business activities within a country, particularly if they fall within different secondary business segments, the CGU is identified at this lower level.

If the recoverable amount of the CGU is less than the carrying amount, an impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Any impairment is immediately recognised in the income statement and an impairment loss recognised for goodwill is not subsequently reversed.

On disposal, the attributable amount of goodwill is included in the determination of the gain or loss on disposal.

Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous UK GAAP amounts subject to being tested for impairment at that date. Goodwill written off to reserves under UK GAAP prior to 1998 has not been reinstated and is not included in determining any subsequent gain or loss on disposal.

**Other intangible assets**

Intangible assets acquired separately are capitalised at cost or, if acquired as part of a business combination, are capitalised at fair value as at the date of the acquisition. Internally generated intangible assets are not capitalised. Amortisation is charged on a straight-line basis on assets over their expected useful lives.

The following rates applied for the Group:

- Contract-related intangible assets: the life of the contract; and
- Computer software: 6% to 33% per annum.

The typical life of contract-related intangibles is 2-20 years.

Contract-related intangible assets arising on acquisition of a business are recognised at fair value and amortised over the life of the contract. Underlying operating profit and underlying earnings per share exclude the amortisation of contract-related intangible assets arising on acquisition of a business as it is not considered to be relevant to the underlying trading performance of the Group.

## N Property, plant and equipment

All tangible fixed assets are reviewed for impairment when there are indications that the carrying value may not be recoverable. Freehold land is not depreciated. All other property, plant and equipment assets are carried at cost less accumulated depreciation and any recognised impairment in value.

Depreciation is provided on a straight-line basis over the anticipated useful lives of the assets.

The following rates applied for the Group:

- Freehold buildings and long-term leasehold property: 2% per annum;
- Short-term leasehold property: the life of the lease;
- Plant and machinery: 8% to 33% per annum; and
- Fixtures and fittings: 8% to 33% per annum.

When assets are sold, the difference between sales proceeds and the carrying amount of the assets is dealt with in the income statement.

## O Assets held for sale

Non-current assets and disposal groups are classified as held for sale if the carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable, management is committed to a sale plan, the asset is available for immediate sale in its present condition and the sale is expected to be completed within one year from the date of classification. These assets are measured at the lower of carrying value and fair value less costs to sell.

## P Inventories

Inventories are valued at the lower of cost and net realisable value. Cost is calculated using either the weighted average price or the first in, first out method as appropriate to the circumstances. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

## Q Financial instruments

Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument. Financial assets and liabilities, including derivative financial instruments, denominated in foreign currencies are translated into Sterling at period-end exchange rates. Gains and losses are dealt with through the income statement, unless hedge accounting treatment is available.

**Cash and cash equivalents**
Cash and cash equivalents comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.

**Borrowings**
Borrowings are recognised initially at the proceeds received, net of direct issue costs. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of direct issue costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

**Equity instruments**
Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

**Liabilities in respect of option agreements**
Option agreements that allow minority shareholders to require the Group to purchase the minority interest are treated as derivatives over equity instruments. These are recorded in the balance sheet at fair value which is re-evaluated at each period end. Fair value is based on the present value of expected cash outflows. The movement in fair value is recognised as income or expense within finance costs in the income statement.

**Derivative financial instruments and hedge accounting**
The Group uses derivative financial instruments such as foreign currency contracts and interest rate swaps to hedge its risks associated with changes in foreign exchange rates and interest rates. Such derivative financial instruments are initially measured at fair value on the contract date, and are remeasured to fair value at subsequent reporting dates.

The use of financial derivatives is governed by the Group's policies approved by the Board of directors that provide written principles on the use of financial derivatives consistent with the Group's risk management strategy. The Group does not use derivative financial instruments for speculative purposes.

The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swaps is determined by reference to market values for similar instruments.

For the purpose of hedge accounting, hedges are classified as either fair value hedges when they hedge the exposure to changes in the fair value of a recognised asset or liability; or cash flow hedges where they hedge the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a forecasted transaction.

In relation to fair value hedges (interest rate swaps) which meet the conditions for hedge accounting, any gain or loss from remeasuring the hedging instrument at fair value is recognised immediately in the income statement. Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and recognised in the income statement. Where the adjustment is to the carrying amount of a hedged interest-bearing financial instrument, the adjustment is amortised to the net profit and loss such that it is fully amortised by maturity.

When fair value hedge accounting is discontinued, any adjustment to the carrying amount of the hedged item for the designated risk or interest-bearing financial instruments is amortised to profit or loss, with amortisation commencing no later than when the hedged item ceases to be adjusted.

The Group's policy is to convert a proportion of its floating rate debt to fixed rates, using floating to fixed interest rate swaps. The Group designates these as cash flow hedges of interest rate risk.

In relation to cash flow hedges (forward foreign exchange contracts) to hedge firm commitments which meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity and the ineffective portion is recognised in the income statement.

When the hedged firm commitment results in the recognition of an asset or liability, then at the time the asset or liability is recognised, the associated gains or losses that had previously been recognised in equity are included in the initial measurement of the acquisition cost of other carrying amount of the asset or liability. For all other cash flow hedges, the gains or losses that are recognised in equity are transferred to the income statement in the same period in which the hedged firm commitment affects the net profit and loss, for example when the future sale actually occurs.

For derivative financial instruments that do not qualify for hedge accounting, any gains or losses arising from changes in fair value are taken directly to the income statement in the period.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity is kept in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement in the period.

Additional information can be found in note 20 to the financial statements.

## R Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Payments made under operating leases are charged to income on a straight-line basis over the period of the lease. Any incentives to enter into an operating lease are also spread on a straight-line basis over the lease term.

## S Provisions

Provisions are recognised when the Group has a present obligation as a result of a past event and it is probable that the Group will be required to settle that obligation. Provisions are measured at the directors' best estimate of the cost of settling these liabilities and are discounted to present value where the effect is material.

## T Employee benefits

**Pension obligations**
Payments made to defined contribution pension schemes are charged as an expense when they fall due. Payments made to state-managed schemes are dealt with as payments to defined contribution schemes where the Group's obligations under the schemes are equivalent to those arising in a defined contribution pension scheme.

For defined benefit pension schemes, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at each balance sheet date. Actuarial gains and losses are recognised immediately in the statement of recognised income and expense.

Past service cost is recognised immediately to the extent that the benefits are already vested, and otherwise is amortised on a straight-line basis over the average period until the benefits become vested.

The pension obligation recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised past service cost, and as reduced by the fair value of scheme assets. Any asset resulting from this calculation is limited to past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

**Other post-employment obligations**
Some Group companies provide other post-employment benefits. The expected costs of these benefits are accrued over the period of employment using a similar basis to that used for defined benefit pension schemes. Actuarial gains and losses are recognised immediately in the statement of recognised income and expense.

**Share-based payments**
The Group issues equity-settled and cash-settled share-based payments to certain employees. In accordance with the requirements of IFRS 2 'Share-based Payments', the Group has applied IFRS 2 to all equity-settled share options granted after 7 November 2002 that were invested at 1 January 2005. Equity-settled share-based payments are measured at fair value (excluding the effect of non market-based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of the shares that will eventually vest and adjusted for the effect of non market-based vesting conditions.

Fair value is measured using either the binomial distribution or Black-Scholes pricing models as is most appropriate for each scheme. The expected life used in the models has been adjusted, based on management's best estimate, for the effects of exercise restrictions and behavioural considerations.

For cash-settled share-based payments, a liability equal to the portion of the goods or services received is recognised at the current fair value determined at each balance sheet date.

**Holiday pay**
Paid holidays and similar entitlements are regarded as an employee benefit and are charged to the income statement as the benefits are earned. An accrual is made at the balance sheet date to reflect the fair value of holidays earned but not taken.

## 1 Segmental reporting

| Revenues | North America £m | Continental Europe £m | United Kingdom £m | Rest of the World £m | Intra-Group £m | Total £m |
|---|---|---|---|---|---|---|
| | Geographical segments | | | | | |
| **Year ended 30 September 2008** | | | | | | |
| Total revenue | **4,553** | **3,021** | **1,926** | **1,947** | **–** | **11,447** |
| Less: Inter-segment revenue[2] | **–** | **–** | **–** | **–** | **–** | **–** |
| **External revenue** | **4,553** | **3,021** | **1,926** | **1,947** | **–** | **11,447** |
| Less: Discontinued operations | **–** | **–** | **–** | **(7)** | **–** | **(7)** |
| **External revenue – continuing** | **4,553** | **3,021** | **1,926** | **1,940** | **–** | **11,440** |
| **Year ended 30 September 2007** | | | | | | |
| Total revenue | 4,162 | 2,842 | 1,986 | 1,654 | (18) | 10,626 |
| Less: Inter-segment revenue[2] | – | (7) | (7) | (4) | 18 | – |
| **External revenue** | 4,162 | 2,835 | 1,979 | 1,650 | – | 10,626 |
| Transfers[1] | 44 | – | – | (44) | – | – |
| Less: Discontinued operations | – | (282) | (48) | (28) | – | (358) |
| **External revenue – continuing** | 4,206 | 2,553 | 1,931 | 1,578 | – | 10,268 |

1 Mexico was transferred from the Rest of the World to the North America segment during the current reporting period to reflect a similar change in the management reporting structure. The 2007 segmental results have been restated on a consistent basis.

2 In the prior year inter-segment revenue largely arose as the result of trading between Selecta and other discontinued companies and the rest of the Group. There was no inter-segmental trading in the current year.

| Revenues | Contracts £m | Vending £m | Total £m |
|---|---|---|---|
| | Business segments | | |
| **Year ended 30 September 2008** | | | |
| External revenue | **10,999** | **448** | **11,447** |
| Less: Discontinued operations | **(7)** | **–** | **(7)** |
| **External revenue – continuing** | **10,992** | **448** | **11,440** |
| **Year ended 30 September 2007** | | | |
| External revenue | 9,843 | 783 | 10,626 |
| Less: Discontinued operations | (33) | (325) | (358) |
| **External revenue – continuing** | 9,810 | 458 | 10,268 |

## 1 Segmental reporting continued

| Result | North America £m | Continental Europe £m | United Kingdom £m | Rest of the World £m | Central activities £m | Total £m |
|---|---|---|---|---|---|---|
| | Geographical segments | | | | | |
| **Year ended 30 September 2008** | | | | | | |
| Total operating profit before associates and amortisation of intangibles arising on acquisition | **311** | **197** | **108** | **103** | **(62)** | **657** |
| Less: Discontinued operations | **–** | **–** | **–** | **1** | **–** | **1** |
| **Operating profit before associates and amortisation of intangibles arising on acquisition – continuing** | **311** | **197** | **108** | **104** | **(62)** | **658** |
| Less: Amortisation of intangibles arising on acquisition | **–** | **–** | **–** | **(3)** | **–** | **(3)** |
| **Operating profit before associates – continuing** | **311** | **197** | **108** | **101** | **(62)** | **655** |
| Add: Share of profit of associates | **2** | **–** | **2** | **–** | **–** | **4** |
| **Operating profit – continuing** | **313** | **197** | **110** | **101** | **(62)** | **659** |
| Finance income | | | | | | **27** |
| Finance costs | | | | | | **(100)** |
| Hedge accounting ineffectiveness | | | | | | **(4)** |
| Change in fair value of minority interest put options | | | | | | **(16)** |
| **Profit before tax** | | | | | | **566** |
| Income tax expense | | | | | | **(169)** |
| **Profit for the year from continuing operations** | | | | | | **397** |
| **Year ended 30 September 2007** | | | | | | |
| Total operating profit before associates and amortisation of intangibles arising on acquisition | 261 | 181 | 107 | 57 | (58) | 548 |
| Transfers[1] | 3 | – | – | (3) | – | – |
| Less: Discontinued operations | – | (30) | – | 7 | – | (23) |
| **Operating profit before associates and amortisation of intangibles arising on acquisition – continuing** | 264 | 151 | 107 | 61 | (58) | 525 |
| Less: Amortisation of intangibles arising on acquisition | – | – | – | – | – | – |
| **Operating profit before associates – continuing** | 264 | 151 | 107 | 61 | (58) | 525 |
| Add: Share of profit of associates | 1 | – | 3 | – | – | 4 |
| **Operating profit – continuing** | 265 | 151 | 110 | 61 | (58) | 529 |
| Finance income | | | | | | 28 |
| Finance costs | | | | | | (115) |
| Hedge accounting ineffectiveness | | | | | | (6) |
| Change in fair value of minority interest put options | | | | | | – |
| **Profit before tax** | | | | | | 436 |
| Income tax expense | | | | | | (124) |
| **Profit for the year from continuing operations** | | | | | | 312 |

1 Mexico was transferred from the Rest of the World to the North America segment during the current reporting period to reflect a similar change in the management reporting structure. The 2007 segmental results have been restated on a consistent basis.

## 1 Segmental reporting continued

| Balance sheet | North America £m | Continental Europe £m | United Kingdom £m | Rest of the World £m | Central activities £m | Current and deferred tax £m | Net debt £m | Total £m |
|---|---|---|---|---|---|---|---|---|
| | Geographical segments | | | | | Unallocated | | |
| **As at 30 September 2008** | | | | | | | | |
| Total assets | **2,100** | **960** | **2,124** | **855** | **8** | **275** | **599** | **6,921** |
| Total liabilities | **(855)** | **(837)** | **(308)** | **(489)** | **(364)** | **(258)** | **(1,604)** | **(4,715)** |
| **Net assets/(liabilities)** | **1,245** | **123** | **1,816** | **366** | **(356)** | **17** | **(1,005)** | **2,206** |
| *Total assets include:* | | | | | | | | |
| **Interests in associates – continuing** | **1** | **–** | **27** | **–** | **–** | **–** | **–** | **28** |
| **As at 30 September 2007** | | | | | | | | |
| Total assets – as reported | 1,726 | 849 | 2,124 | 620 | 9 | 250 | 854 | 6,432 |
| Transfers[1] | 12 | – | – | (12) | – | – | – | – |
| Total assets – restated | 1,738 | 849 | 2,124 | 608 | 9 | 250 | 854 | 6,432 |
| Total liabilities – as reported | (654) | (713) | (333) | (362) | (406) | (176) | (1,618) | (4,262) |
| Transfers[1] | (12) | – | – | 12 | – | – | – | – |
| Total liabilities – restated | (666) | (713) | (333) | (350) | (406) | (176) | (1,618) | (4,262) |
| Net assets – as reported | 1,072 | 136 | 1,791 | 258 | (397) | 74 | (764) | 2,170 |
| Transfers[1] | – | – | – | – | – | – | – | – |
| **Net assets/(liabilities) – restated** | 1,072 | 136 | 1,791 | 258 | (397) | 74 | (764) | 2,170 |
| *Total assets include:* | | | | | | | | |
| **Interests in associates – continuing** | 2 | – | 23 | – | – | – | – | 25 |

1 Mexico was transferred from the Rest of the World to the North America segment during the current reporting period to reflect a similar change in the management reporting structure. The 2007 segmental results have been restated on a consistent basis.

| Balance sheet | Contracts £m | Vending £m | Central activities £m | Current and deferred tax £m | Net debt £m | Total £m |
|---|---|---|---|---|---|---|
| | Business segments | | | Unallocated | | |
| **As at 30 September 2008** | | | | | | |
| Total assets | **5,543** | **496** | **8** | **275** | **599** | **6,921** |
| **As at 30 September 2007** | | | | | | |
| Total assets | 5,128 | 191 | 9 | 250 | 854 | 6,432 |

| Additions to other intangible assets | North America £m | Continental Europe £m | United Kingdom £m | Rest of the World £m | Central activities £m | Total £m |
|---|---|---|---|---|---|---|
| | Geographical segments | | | | | |
| **Year ended 30 September 2008** | | | | | | |
| **Total additions to other intangible assets** | **64** | **2** | **4** | **3** | **1** | **74** |
| **Year ended 30 September 2007** | | | | | | |
| Total additions to other intangible assets – as reported | 7 | 3 | 7 | 2 | 2 | 21 |
| Transfers[1] | – | – | – | – | – | – |
| Restatements[2] | 52 | – | – | 1 | – | 53 |
| Total additions to other intangible assets – restated | 59 | 3 | 7 | 3 | 2 | 74 |
| Less: Discontinued operations | – | – | – | – | – | – |
| **Additions to other intangible assets – continuing** | 59 | 3 | 7 | 3 | 2 | 74 |

1 Mexico was transferred from the Rest of the World to the North America segment during the current reporting period to reflect a similar change in the management reporting structure. The 2007 segmental results have been restated on a consistent basis.
2 Certain contract-related assets previously included in property, plant and equipment, and other receivables have been reclassified as intangible assets. The 2007 segmental results have been restated on a consistent basis. There is no impact on the income statement.

## 1 Segmental reporting continued

| Additions to property, plant and equipment | Geographical segments North America £m | Continental Europe £m | United Kingdom £m | Rest of the World £m | Central activities £m | Total £m |
|---|---|---|---|---|---|---|
| **Year ended 30 September 2008** | | | | | | |
| **Total additions to property, plant and equipment[3]** | **40** | **42** | **20** | **23** | **1** | **126** |
| **Year ended 30 September 2007** | | | | | | |
| Total additions to property, plant and equipment – as reported[3] | 101 | 67 | 18 | 18 | 1 | 205 |
| Transfers[1] | 1 | – | – | (1) | – | – |
| Restatements[2] | (49) | – | – | (1) | – | (50) |
| Total additions to property, plant and equipment – restated | 53 | 67 | 18 | 16 | 1 | 155 |
| Less: Discontinued operations | – | (31) | (3) | – | – | (34) |
| **Additions to property, plant and equipment – continuing** | 53 | 36 | 15 | 16 | 1 | 121 |

1 Mexico was transferred from the Rest of the World to the North America segment during the current reporting period to reflect a similar change in the management reporting structure. The 2007 segmental results have been restated on a consistent basis.
2 Certain contract-related assets previously included in property, plant and equipment, and other receivables have been reclassified as intangible assets. The 2007 segmental results have been restated on a consistent basis. There is no impact on the income statement.
3 Includes leased assets of £8 million (2007: £15 million).

| Amortisation of other intangible assets | Geographical segments North America £m | Continental Europe £m | United Kingdom £m | Rest of the World £m | Central activities £m | Total £m |
|---|---|---|---|---|---|---|
| **Year ended 30 September 2008** | | | | | | |
| **Total amortisation of other intangible assets[3]** | **56** | **10** | **10** | **6** | **2** | **84** |
| **Year ended 30 September 2007** | | | | | | |
| Total amortisation of other intangible assets – as reported | 10 | 8 | 9 | 3 | 1 | 31 |
| Transfers[1] | – | – | – | – | – | – |
| Restatements[2] | 28 | – | – | 1 | – | 29 |
| Total amortisation of other intangible assets – restated | 38 | 8 | 9 | 4 | 1 | 60 |
| Less: Discontinued operations | – | – | – | – | – | – |
| **Amortisation of other intangible assets – continuing** | 38 | 8 | 9 | 4 | 1 | 60 |

1 Mexico was transferred from the Rest of the World to the North America segment during the current reporting period to reflect a similar change in the management reporting structure. The 2007 segmental results have been restated on a consistent basis.
2 Certain contract-related assets previously included in property, plant and equipment, and other receivables have been reclassified as intangible assets. The 2007 segmental results have been restated on a consistent basis. There is no impact on the income statement.
3 Including the amortisation of intangibles arising on acquisition.

| Depreciation of property, plant and equipment | Geographical segments North America £m | Continental Europe £m | United Kingdom £m | Rest of the World £m | Central activities £m | Total £m |
|---|---|---|---|---|---|---|
| **Year ended 30 September 2008** | | | | | | |
| **Total depreciation of property, plant and equipment** | **43** | **38** | **24** | **17** | **3** | **125** |
| **Year ended 30 September 2007** | | | | | | |
| Total depreciation of property, plant and equipment – as reported | 64 | 56 | 34 | 15 | 1 | 170 |
| Transfers[1] | – | – | – | – | – | – |
| Restatements[2] | (27) | – | – | (1) | – | (28) |
| Total depreciation of property, plant and equipment – restated | 37 | 56 | 34 | 14 | 1 | 142 |
| Less: Discontinued operations | – | (24) | (4) | – | – | (28) |
| **Depreciation of property, plant and equipment – continuing** | 37 | 32 | 30 | 14 | 1 | 114 |

1 Mexico was transferred from the Rest of the World to the North America segment during the current reporting period to reflect a similar change in the management reporting structure. The 2007 segmental results have been restated on a consistent basis.
2 Certain contract-related assets previously included in property, plant and equipment, and other receivables have been reclassified as intangible assets. The 2007 segmental results have been restated on a consistent basis. There is no impact on the income statement.

## 1 Segmental reporting continued

| Other non-cash expenses | Geographical segments North America £m | Continental Europe £m | United Kingdom £m | Rest of the World £m | Central activities £m | Total £m |
|---|---|---|---|---|---|---|
| **Year ended 30 September 2008** | | | | | | |
| **Total other non-cash expenses[3]** | **4** | **3** | **2** | **1** | **4** | **14** |
| **Year ended 30 September 2007** | | | | | | |
| Total other non-cash expenses – as reported | 5 | 7 | 5 | 4 | 4 | 25 |
| Transfers[1] | – | – | – | – | – | – |
| Restatements[2] | – | – | – | – | – | – |
| Total other non-cash expenses – restated | 5 | 7 | 5 | 4 | 4 | 25 |
| Less: Discontinued operations | – | (1) | – | – | – | (1) |
| **Other non-cash expenses – continuing[3]** | 5 | 6 | 5 | 4 | 4 | 24 |

1 Mexico was transferred from the Rest of the World to the North America segment during the current reporting period to reflect a similar change in the management reporting structure. The 2007 segmental results have been restated on a consistent basis.
2 Certain contract-related assets previously included in property, plant and equipment, and other receivables have been reclassified as intangible assets. The 2007 segmental results have been restated on a consistent basis. There is no impact on the income statement.
3 Other non-cash expenses are mainly comprised of share-based payments.

| Other information | Business segments Contracts £m | Vending £m | Central activities £m | Total £m |
|---|---|---|---|---|
| **Year ended 30 September 2008** | | | | |
| **Total additions to other intangible assets** | **69** | **4** | **1** | **74** |
| **Total additions to property, plant and equipment[2]** | **116** | **9** | **1** | **126** |
| **Year ended 30 September 2007** | | | | |
| Total additions to other intangible assets – as reported | 18 | 2 | 1 | 21 |
| Restatements[1] | 53 | – | – | 53 |
| Total additions to other intangible assets – restated | 71 | 2 | 1 | 74 |
| Less: Discontinued operations | – | – | – | – |
| **Additions to other intangible assets – continuing** | 71 | 2 | 1 | 74 |
| Total additions to property, plant and equipment – as reported[2] | 157 | 47 | 1 | 205 |
| Restatements[1] | (50) | – | – | (50) |
| Total additions to property, plant and equipment – restated | 107 | 47 | 1 | 155 |
| Less: Discontinued operations | – | (34) | – | (34) |
| **Additions to property, plant and equipment – continuing** | 107 | 13 | 1 | 121 |

1 Certain contract-related assets previously included in property, plant and equipment, and other receivables have been reclassified as intangible assets. The 2007 segmental results have been restated on a consistent basis. There is no impact on the income statement.
2 Includes leased assets of £8 million (2007: £15 million).

## 2 Operating costs

| Operating costs | 2008 £m | 2007 £m |
|---|---|---|
| *Cost of food and materials:* | | |
| Cost of inventories consumed | **3,776** | 3,426 |
| *Labour costs:* | | |
| Employee remuneration (note 3) | **5,083** | 4,518 |
| *Overheads:* | | |
| Depreciation – owned property, plant and equipment[1] | **115** | 103 |
| Depreciation – leased property, plant and equipment | **10** | 11 |
| Amortisation – owned intangible assets[1] | **81** | 60 |
| Property lease rentals | **50** | 52 |
| Other occupancy rentals – minimum guaranteed rent | **39** | 38 |
| Other occupancy rentals – rent in excess of minimum guaranteed rent | **10** | 4 |
| Other asset rentals | **58** | 55 |
| Audit and non-audit services (see below) | **5** | 5 |
| Other expenses[1] | **1,555** | 1,471 |
| Operating costs before amortisation of intangibles arising on acquisition | **10,782** | 9,743 |
| Amortisation – intangibles assets arising on acquisition | **3** | – |
| Total continuing operations | **10,785** | 9,743 |

1 Certain contract-related assets previously included in property, plant and equipment and other receivables have been reclassified as intangible assets. The associated depreciation, amortisation and other expenses reported in 2007 have been restated accordingly. There is no impact on the income statement.
2 Impairment of goodwill and inventories and net foreign exchange gains/losses recorded in income statement £nil (2007: £nil).

| Audit and non-audit services | 2008 £m | 2007 £m |
|---|---|---|
| **Audit services** | | |
| Fees payable to the Company's auditors for the audit of the Company's annual financial statements | **0.4** | 0.4 |
| Fees payable to the Company's auditors and their associates for other services to the Group: | | |
| The audit of the Company's subsidiaries and joint ventures pursuant to legislation | **2.8** | 2.6 |
| Total audit fees | **3.2** | 3.0 |
| **Non-audit services** | | |
| Other services supplied pursuant to legislation | **0.1** | 0.1 |
| Other services relating to tax | **1.8** | 1.7 |
| All other services[1] | **0.2** | 0.3 |
| Total non-audit fees | **2.1** | 2.1 |
| **Total audit and non-audit services** | | |
| Total audit and non-audit services | **5.3** | 5.1 |

1 All other services includes £nil in respect of assurance work relating to disposals (2007: £0.2 million).

## 3 Employees

| Average number of employees, including directors and part-time employees | 2008 Number | 2007 Number |
|---|---|---|
| North America | **136,853** | 126,691 |
| Continental Europe | **78,570** | 66,990 |
| United Kingdom | **64,146** | 66,105 |
| Rest of the World | **108,591** | 101,541 |
| Total continuing operations | **388,160** | 361,327 |
| Discontinued operations | **21** | 4,303 |
| Total continuing and discontinued operations | **388,181** | 365,630 |

| Aggregate remuneration of all employees including directors | 2008 £m | 2007 £m |
|---|---|---|
| Wages and salaries | **4,297** | 3,804 |
| Social security costs | **723** | 638 |
| Share-based payments | **14** | 24 |
| Pension costs – defined contribution plans | **28** | 34 |
| Pension costs – defined benefit plans | **21** | 18 |
| Total continuing operations | **5,083** | 4,518 |
| Discontinued operations | **1** | 102 |
| Total continuing and discontinued operations | **5,084** | 4,620 |

In addition to the pension cost shown in operating costs above, there is a pensions-related net credit to finance income of £2 million (2007: charge of £2 million).

The remuneration of directors and key management personnel[1] is set out below. Additional information on directors' and key management remuneration, share options, long-term incentive plans, pension contributions and entitlements can be found in the audited section of the Directors' Remuneration report on pages 48 to 54 and forms part of these financial statements.

| Remuneration of key management personnel | 2008 £m | 2007 £m |
|---|---|---|
| Salaries | **5.0** | 4.8 |
| Other short-term employee benefits | **5.9** | 6.4 |
| Termination benefits | **-** | 2.3 |
| Share-based payments | **5.3** | 5.5 |
| Pension | **1.3** | 0.9 |
| Total | **17.5** | 19.9 |

1 Key management personnel is defined as the Board of directors and the members of the Executive Committee.

# 4 Financing and other gains/losses

Finance income and costs are recognised in the income statement in the period in which they are earned or incurred.

| Finance income and costs | 2008 £m | 2007 £m |
|---|---|---|
| **Finance income** | | |
| Bank interest | **25** | 28 |
| Expected return on pension scheme assets net of amount charged to scheme liabilities (note 23) | **2** | – |
| Total finance income | **27** | 28 |
| **Finance costs** | | |
| Bank loans and overdrafts | **14** | 5 |
| Other loans | **84** | 104 |
| Finance lease interest | **2** | 3 |
| Interest on bank loans, overdrafts, other loans and finance leases | **100** | 112 |
| Unwinding of discount on put options held by minority shareholders | **–** | 1 |
| Amount charged to pension scheme liabilities net of expected return on scheme assets (note 23) | **–** | 2 |
| Total finance costs | **100** | 115 |
| **Finance costs by defined IAS 39[1] category** | | |
| Fair value through profit and loss (unhedged derivatives) | **4** | (5) |
| Derivatives in a fair value hedge relationship | **7** | 4 |
| Derivatives in a net investment hedge relationship | **(10)** | (5) |
| Other financial liabilities | **99** | 118 |
| Interest on bank loans, overdrafts, other loans and finance leases | **100** | 112 |
| Fair value through profit or loss (put options held by minority interests) | **–** | 1 |
| Outside of the scope of IAS 39 (pension scheme charge) | **–** | 2 |
| Total finance costs | **100** | 115 |

1 IAS 39 'Financial Instruments: Recognition and Measurement'.

The Group uses derivative financial instruments such as foreign currency contracts and interest rate swaps to hedge the risks associated with changes in foreign exchange rates and interest rates. As explained in section Q of the Group's accounting policies, such derivative financial instruments are initially measured at fair value on the contract date, and are remeasured to fair value at subsequent reporting dates. For derivative financial instruments that do not qualify for hedge accounting, any gains or losses arising from changes in fair value are taken directly to the income statement in the period.

The Group has a small number of outstanding put options which enable minority shareholders to require the Group to purchase the minority interest shareholding at an agreed multiple of earnings. These options are treated as derivatives over equity instruments and are recorded in the balance sheet at fair value which is re-evaluated at each period end. Fair value is based on the present value of expected cash outflows. The movement in fair value is recognised as income or expense within the income statement.

| Other (gains)/losses | 2008 £m | 2007 £m |
|---|---|---|
| **Hedge accounting ineffectiveness** | | |
| Unrealised net (gains)/losses on unhedged derivative financial instruments[1] | **4** | 3 |
| Unrealised net (gains)/losses on derivative financial instruments in a designated fair value hedge[2] | **(11)** | 13 |
| Unrealised net (gains)/losses on the hedged item in a designated fair value hedge | **11** | (13) |
| Unhedged translation losses on foreign currency borrowings | **–** | 3 |
| Total hedge accounting ineffectiveness (gains)/losses | **4** | 6 |
| **Minority interest put options** | | |
| Change in fair value of minority interest put options (credit)/charge | **16** | – |

1 Categorised as 'fair value through profit or loss' (IAS 39).
2 Categorised as derivatives that are designated and effective as hedging instruments carried at fair value (IAS 39).

## 5 Tax

| Recognised in the income statement: Income tax expense on continuing operations | 2008 £m | 2007 £m |
|---|---|---|
| **Current tax** | | |
| Current year | **176** | 149 |
| Adjustment in respect of prior years | **(3)** | (27) |
| Current tax expense/(credit) | **173** | 122 |
| **Deferred tax** | | |
| Current year | **(8)** | 2 |
| Impact of changes in statutory tax rates | **(1)** | 6 |
| Adjustment in respect of prior years | **5** | (6) |
| Deferred tax expense/(credit) | **(4)** | 2 |
| **Total income tax** | | |
| Income tax expense/(credit) on continuing operations | **169** | 124 |

The income tax expense for the year is based on the effective United Kingdom statutory rate of corporation tax for the period of 29% (2007: 30%). This effective rate results from the reduction in the UK corporation tax rate from 30% to 28% with effect from 1 April 2008. The impact of changes in statutory tax rates in the year ended 30 September 2007 relate principally to this reduction in the UK corporation tax rate, as a deferred tax charge arose from the reduction in the balance sheet carrying value of deferred tax assets to reflect the anticipated rate of tax at which those assets were expected to reverse. Overseas tax is calculated at the rates prevailing in the respective jurisdictions.

| Reconciliation of the income tax expense on continuing operations | 2008 £m | 2007 £m |
|---|---|---|
| Profit before tax from continuing operations before exceptional items | **566** | 436 |
| Notional income tax expense at the UK statutory rate of 29% (2007: 30%) on profit before tax | **164** | 131 |
| Effect of different tax rates of subsidiaries operating in other jurisdictions | **22** | 19 |
| Impact of changes in statutory tax rates | **(1)** | 6 |
| Permanent differences | **3** | 3 |
| Impact of share-based payments | **(5)** | – |
| Tax on profit of associates | **(1)** | (1) |
| Losses and other temporary differences not previously recognised | **(25)** | (10) |
| Unrelieved current year tax losses | **11** | 9 |
| Prior year items | **2** | (33) |
| Other | **(1)** | – |
| Income tax expense on continuing operations | **169** | 124 |

| Tax credited/(charged) to equity | 2008 £m | 2007 £m |
|---|---|---|
| Deferred tax credit/(charge) on actuarial gains/losses on post-employment benefits | **(5)** | (6) |
| Other current and deferred tax credits | **2** | 1 |
| Total tax credit/(charge) on actuarial gains/losses and other items recognised in equity | **(3)** | (5) |
| Current tax credit on foreign exchange movements recognised in equity | **8** | 13 |
| Tax credit/(charge) on items recognised in equity | **5** | 8 |
| Recognition of deferred tax asset relating to currency translation differences in prior years | **–** | 37 |
| Tax credit/(charge) to equity | **5** | 45 |

## 5 Tax continued

| Movement in net deferred tax asset/(liability) | Tax depreciation £m | Intangibles £m | Pensions and post-employment benefits £m | Tax losses £m | Self-funded insurance provisions £m | Net short-term temporary differences £m | Total £m |
|---|---|---|---|---|---|---|---|
| At 1 October 2006 | (21) | (2) | 154 | 10 | 23 | 55 | 219 |
| Credit/(charge) to income | 36 | (12) | (45) | 1 | 9 | 6 | (5) |
| Credit/(charge) to equity | – | (7) | (8) | – | – | 36 | 21 |
| Transfer from/(to) current tax | (11) | – | – | – | – | – | (11) |
| Business acquisitions | – | – | – | – | – | – | – |
| Business disposals | 11 | – | (2) | – | – | – | 9 |
| Other movements | – | (1) | 1 | (2) | – | 5 | 3 |
| Exchange adjustment | 2 | – | (4) | – | (2) | 3 | (1) |
| At 30 September 2007 | 17 | (22) | 96 | 9 | 30 | 105 | 235 |
| At 1 October 2007 | **17** | **(22)** | **96** | **9** | **30** | **105** | **235** |
| Credit/(charge) to income | **28** | **(19)** | **(25)** | **(4)** | **7** | **13** | **–** |
| Credit/(charge) to equity | **–** | **(7)** | **(5)** | **–** | **–** | **1** | **(11)** |
| Transfer from/(to) current tax | **–** | **–** | **–** | **–** | **–** | **–** | **–** |
| Business acquisitions | **–** | **(17)** | **–** | **–** | **–** | **5** | **(12)** |
| Business disposals | **–** | **9** | **–** | **–** | **–** | **–** | **9** |
| Other movements | **–** | **(1)** | **1** | **–** | **–** | **(2)** | **(2)** |
| Exchange adjustment | **(2)** | **(7)** | **7** | **2** | **5** | **8** | **13** |
| At 30 September 2008 | **43** | **(64)** | **74** | **7** | **42** | **130** | **232** |

Net short-term temporary differences relate principally to provisions and other liabilities of overseas subsidiaries.

After netting off balances within countries, the following are the deferred tax assets and liabilities recognised in the consolidated balance sheet:

| Net deferred tax balance | 2008 £m | 2007 £m |
|---|---|---|
| Deferred tax assets | **256** | 240 |
| Deferred tax liabilities | **(24)** | (5) |
| Net deferred tax asset/(liability) | **232** | 235 |

Unrecognised deferred tax assets in respect of tax losses and other temporary differences amount to £56 million (2007: £43 million). Of the total, tax losses of £7 million will expire at various dates between 2009 and 2017. These deferred tax assets have not been recognised as the timing of recovery is uncertain. No deferred tax liability is recognised on temporary differences of £2,616 million (2007: £2,726 million) relating to the unremitted earnings of overseas operations as the Group is able to control the timing of the reversal of these temporary differences and it is probable that they will not reverse in the foreseeable future.

## 6 Discontinued operations

### Year ended 30 September 2008

The profit for the year from discontinued operations of £53 million is comprised of the profit arising on the sale of two properties formerly occupied by Selecta, the European vending business, which was disposed of in July 2007, of £nil; an adjustment to deferred tax liabilities forming part of the net assets of businesses disposed of in prior years of £9 million; the release of surplus provisions of £38 million and accruals relating to prior year disposals of £11 million; and a loss after tax from trading activities of £1 million.

### Year ended 30 September 2007

The Group disposed of its European vending business, Selecta, on 2 July 2007 for a net profit after tax of £129 million.

The Group also completed the sale and closure of a number of other small businesses as part of the exit from other discontinued operations, and established additional provisions totalling £45 million in respect of prior year disposals in these areas, resulting in a net loss after tax of £11 million before the release of net tax provisions of £79 million. These provisions were released following the settlement of a number of long-standing issues connected with prior year discontinued activities. The total net profit after tax arising on the disposal of these operations was £68 million.

Overall an exceptional net credit of £197 million was recognised in the period.

## 6 Discontinued operations continued

The disposal process was complete by the end of the year and no assets or liabilities were classified as being held for sale as at 30 September 2007.

| Net assets disposed and disposal proceeds | 2008 £m | 2007 Selecta £m | 2007 Other[1] £m | 2007 Total £m |
|---|---|---|---|---|
| Goodwill | – | 411 | 2 | 413 |
| Other intangible assets | – | – | – | – |
| Property, plant and equipment | 2 | 144 | 2 | 146 |
| Investments | – | – | – | – |
| Inventories | – | 37 | – | 37 |
| Trade and other receivables | – | 58 | 3 | 61 |
| Cash and cash equivalents | – | 53 | 1 | 54 |
| Gross assets disposed of | 2 | 703 | 8 | 711 |
| Trade and other payables | – | (100) | – | (100) |
| Post-employment benefit obligations | – | – | (3) | (3) |
| Tax | (9) | (15) | – | (15) |
| Minority interest | – | – | – | – |
| Other liabilities | – | (3) | (2) | (5) |
| Gross liabilities disposed of | (9) | (118) | (5) | (123) |
| Net assets/(liabilities) disposed of | (7) | 585 | 3 | 588 |
| Increase/(decrease) in retained liabilities[2,3] | (68) | 63 | 45 | 108 |
| Cumulative exchange translation loss recycled on disposals[4] | – | – | – | – |
| Profit/(loss) on disposal before tax | 58 | 130 | (27) | 103 |
| Consideration, net of costs | (17) | 778 | 21 | 799 |
| Consideration deferred to future periods | – | – | – | – |
| Cash disposed of | – | (53) | (1) | (54) |
| Cash inflow/(outflow) from current year disposals | (17) | 725 | 20 | 745 |
| Deferred consideration and other payments relating to previous disposals | – | – | 37 | 37 |
| Cash inflow/(outflow) from disposals | (17) | 725 | 57 | 782 |

1 Comprises travel concessions and various other non-core businesses and adjustments to prior year disposals.
2 Additional provisions were established in respect of the prior year disposal of the travel concessions catering businesses and in respect of the Middle East military catering operations discontinued in the prior year in the year ended 30 September 2007. Total £45 million.
3 Including the release of surplus provisions of £38 million; the release of surplus accruals of £11 million; the utilisation of provisions in respect of purchase price adjustments; warranty claims and other indemnities of £25 million and the collection of other amounts totalling £6 million in the year ended 30 September 2008.
4 The Group manages foreign currency exposures in accordance with the policies set out in note 20, matching its principal projected cash flows by currency to actual or effective borrowings in the same currency. As a result the cumulative exchange translation loss recycled on disposals is £nil (2007: £nil).

| Financial performance of discontinued operations | 2008[1] £m | 2007 Selecta £m | 2007 Other[2] £m | 2007 Total £m |
|---|---|---|---|---|
| **Trading activities of discontinued operations** | | | | |
| External revenue | 7 | 325 | 33 | 358 |
| Inter-segment revenues | – | 14 | 1 | 15 |
| Total revenue | 7 | 339 | 34 | 373 |
| Operating costs | (8) | (307) | (43) | (350) |
| Trading activities of discontinued operations before exceptional costs | (1) | 32 | (9) | 23 |
| Exceptional operating costs (note 7) | – | – | – | – |
| Profit before tax | (1) | 32 | (9) | 23 |
| Income tax (expense)/credit (see below) | – | (8) | – | (8) |
| Profit after tax | (1) | 24 | (9) | 15 |

1 The trading activity in the year ended 30 September 2008 relates to the final run-off of activity in businesses earmarked for closure.
2 Comprises travel concessions and various other non-core businesses and adjustments to prior year disposals.

## 6 Discontinued operations continued

| Financial performance of discontinued operations | 2008[1] £m | 2007 Selecta £m | 2007 Other[2] £m | 2007 Total £m |
|---|---|---|---|---|
| **Exceptional items: Disposal of net assets and other adjustments relating to discontinued operations** | | | | |
| Profit on disposal of net assets of discontinued operations | **9** | 130 | 18 | 148 |
| Increase in provisions related to discontinued operations[3] | **–** | – | (45) | (45) |
| Release of surplus provisions and accruals related to discontinued operations[4] | **49** | – | – | – |
| Cumulative translation exchange loss recycled on disposals[5] | **–** | – | – | – |
| Profit on disposal before tax | **58** | 130 | (27) | 103 |
| Income tax (expense)/credit | **(4)** | (1) | 95 | 94 |
| Total profit after tax | **54** | 129 | 68 | 197 |
| **Profit for the year from discontinued operations** | | | | |
| Profit/(loss) for the year from discontinued operations | **53** | 153 | 59 | 212 |

1 The trading activity in the year ended 30 September 2008 relates to the final run-off of activity in businesses earmarked for closure.
2 Comprises travel concessions and various other non-core businesses and adjustments to prior year disposals.
3 Additional provisions were established in respect of the prior year disposal of the travel concessions catering businesses and in respect of the Middle East military catering operations discontinued in the prior year in the year ended 30 September 2007. Total £45 million.
4 Including the release of surplus provisions of £38 million and the release of surplus accruals of £11 million.
5 The Group manages foreign currency exposures in accordance with the policies set out in note 20, matching its principal projected cash flows by currency to actual or effective borrowings in the same currency. As a result the cumulative exchange translation loss recycled on disposals is £nil (2007: £nil).

| Income tax from discontinued operations | 2008[1] £m | 2007 Selecta £m | 2007 Other[2] £m | 2007 Total £m |
|---|---|---|---|---|
| **Income tax on trading activities of discontinued operations** | | | | |
| Current tax | **–** | (7) | – | (7) |
| Deferred tax | **–** | (1) | – | (1) |
| Income tax (expense)/credit on discontinued operations | **–** | (8) | – | (8) |
| **Exceptional items: Income tax on disposal of net assets and other adjustments relating to discontinued operations** | | | | |
| Current tax | **–** | (1) | 18 | 17 |
| Deferred tax | **(4)** | – | (2) | (2) |
| Exceptional tax credit (note 7) | **–** | – | 79 | 79 |
| Income tax (expense)/credit on disposal of net assets of discontinued operations | **(4)** | (1) | 95 | 94 |
| **Total income tax from discontinued operations** | | | | |
| Total income tax (expense)/credit from discontinued operations | **(4)** | (9) | 95 | 86 |

1 The trading activity in the year ended 30 September 2008 relates to the final run-off of activity in businesses earmarked for closure.
2 Comprises travel concessions and various other non-core businesses and adjustments to prior year disposals.

## 7 Exceptional items

Exceptional items are disclosed and described separately in the financial statements where it is necessary to do so to clearly explain the financial performance of the Group. Items reported as exceptional are material items of income or expense that have been shown separately due to the significance of their nature or amount.

All of the exceptional items occurring in both the current and the prior year relate to discontinued operations and are described in more detail in note 6.

| Exceptional items | 2008 £m | 2007 £m |
|---|---|---|
| **Continuing operations** | | |
| Continuing operations | **–** | – |
| **Discontinued operations** | | |
| Profit on disposal of net assets and other adjustments relating to discontinued operations net of tax (note 6) | **54** | 197 |
| Discontinued operations | **54** | 197 |
| **Continuing and discontinued operations** | | |
| Total | **54** | 197 |

## 8 Earnings per share

The calculation of earnings per share is based on earnings after tax and the weighted average number of shares in issue during the year. The adjusted earnings per share figures have been calculated based on earnings excluding the effect of discontinued operations, the amortisation of intangible assets arising on acquisition, hedge accounting ineffectiveness, and the change in the fair value of minority interest put options and the tax attributable to these amounts. These items are excluded in order to show the underlying trading performance of the Group.

| Attributable profit | 2008 Attributable profit £m | 2007 Attributable profit £m |
|---|---|---|
| Profit for the year attributable to equity shareholders of the Company | 443 | 515 |
| Less: Profit for the year from discontinued operations | (53) | (212) |
| Attributable profit for the year from continuing operations | 390 | 303 |
| Add back: Amortisation of intangible assets arising on acquisition (net of tax) | 2 | – |
| Add back: Loss/(profit) from hedge accounting ineffectiveness (net of tax) | 3 | 4 |
| Add back: Change in fair value of minority interest put options (net of tax) | 16 | – |
| Underlying attributable profit for the year from continuing operations | 411 | 307 |

| Average number of shares (millions of ordinary shares of 10p each) | 2008 Ordinary shares of 10p each millions | 2007 Ordinary shares of 10p each millions |
|---|---|---|
| Average number of shares for basic earnings per share | 1,868 | 2,015 |
| Dilutive share options | 13 | 11 |
| Average number of shares for diluted earnings per share | 1,881 | 2,026 |

| | 2008 Earnings per share pence | 2007 Earnings per share pence |
|---|---|---|
| **Basic earnings per share (pence)** | | |
| From continuing and discontinued operations | 23.7 | 25.6 |
| From discontinued operations | (2.8) | (10.6) |
| From continuing operations | 20.9 | 15.0 |
| Amortisation of intangible assets arising on acquisition (net of tax) | 0.1 | – |
| Hedge accounting ineffectiveness (net of tax) | 0.2 | 0.2 |
| Change in fair value of minority interest put options (net of tax) | 0.8 | – |
| From underlying continuing operations | 22.0 | 15.2 |
| **Diluted earnings per share (pence)** | | |
| From continuing and discontinued operations | 23.6 | 25.4 |
| From discontinued operations | (2.8) | (10.4) |
| From continuing operations | 20.8 | 15.0 |
| Amortisation of intangible assets arising on acquisition (net of tax) | 0.1 | – |
| Hedge accounting ineffectiveness (net of tax) | 0.2 | 0.2 |
| Change in fair value of minority interest put options (net of tax) | 0.8 | – |
| From underlying continuing operations | 21.9 | 15.2 |

## 9 Dividends

A final dividend in respect of 2008 of 8.0 pence per share, £147 million in aggregate[1], has been proposed giving a total dividend in respect of 2008 of 12.0 pence per share (2007: 10.8 pence per share). The proposed final dividend is subject to approval by shareholders at the Annual General Meeting on 5 February 2009 and has not been included as a liability in these financial statements.

| Dividends on ordinary shares of 10p each | 2008 Dividends per share pence | 2008 £m | 2007 Dividends per share pence | 2007 £m |
|---|---|---|---|---|
| *Amounts recognised as distributions to equity shareholders during the year:* | | | | |
| Final dividend for the prior year | **7.2p** | **135** | 6.7p | 136 |
| Interim dividend for the current year | **4.0p** | **74** | 3.6p | 72 |
| Total dividends | **11.2p** | **209** | 10.3p | 208 |

1 Based on the number of shares in issue at 30 September 2008.

## 10 Goodwill

During the year the Group acquired the remaining 50% interest in GR SA, its 50% owned Brazilian joint venture; Propoco Inc ('Professional Services') a leading regional provider of facilities management services to the US healthcare market; and Medi-Dyn Inc, a US-based healthcare company. It also made seven other small infill acquisitions in various countries around the world and bought out minority interests in Japan and Italy (see note 27). This is reflected in the £155 million addition to goodwill shown below:

| Goodwill | £m |
|---|---|
| **Cost** | |
| At 1 October 2006 | 3,558 |
| Additions | 12 |
| Reclassified | - |
| Business disposals – discontinued activities | (413) |
| Business disposals – other activities | - |
| Currency adjustment | (65) |
| At 30 September 2007 | 3,092 |
| At 1 October 2007 | **3,092** |
| Additions[1] | **155** |
| Reclassified | **(2)** |
| Business disposals – discontinued activities | **-** |
| Business disposals – other activities | **(2)** |
| Currency adjustment | **154** |
| At 30 September 2008 | **3,397** |
| **Impairment** | |
| At 1 October 2006 | 107 |
| Impairment charge recognised in the year | - |
| At 30 September 2007 | 107 |
| At 1 October 2007 | **107** |
| Impairment charge recognised in the year | **-** |
| At 30 September 2008 | **107** |
| **Net book amounts** | |
| At 30 September 2007 | 2,985 |
| At 30 September 2008 | **3,290** |

1 Comprised of £22 million of existing goodwill recognised on the acquisition of the remaining 50% interest in GR SA and £133 million of additional goodwill arising on the acquisition of GR SA and various other businesses (note 27).

## 10 Goodwill continued

Goodwill acquired in a business combination is allocated at acquisition to the cash-generating units ('CGUs') that are expected to benefit from that business combination. A summary of goodwill allocation by business segment is shown below.

| Goodwill by business segment | 2008 £m | 2007 £m |
|---|---|---|
| USA | **939** | 757 |
| Rest of North America | **93** | 87 |
| Total North America | **1,032** | 844 |
| Continental Europe | **170** | 161 |
| United Kingdom | **1,734** | 1,733 |
| Rest of the World | **354** | 247 |
| Total | **3,290** | 2,985 |

The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired. The recoverable amount of a CGU has been determined from value in use calculations. The key assumptions for these calculations are long-term growth rates and pre-tax discount rates and use cash flow forecasts derived from the most recent financial budgets and forecasts approved by management covering a five year period. Cash flows beyond the five year period are extrapolated using estimated growth rates based on local expected economic conditions and do not exceed the long-term average growth rate for that country. The pre-tax discount rates are based on the Group's weighted average cost of capital adjusted for specific risks relating to the country in which the CGU operates.

| Growth and discount rates | 2008 | | 2007 | |
|---|---|---|---|---|
| | Residual growth rates | Pre-tax discount rates | Residual growth rates | Pre-tax discount rates |
| USA | **4.6%** | **11.8%** | 2.8% | 12.2% |
| Rest of North America | **2.4%** | **9.6%** | 2.2% | 10.4% |
| Continental Europe | **2.4-4.5%** | **8.5-12.6%** | 0.6-2.7% | 7.0-10.7% |
| United Kingdom | **3.8%** | **10.3%** | 2.5% | 9.8% |
| Rest of the World | **1.7-11.5%** | **9.4-20.6%** | (0.3)-9.0% | 6.5-17.6% |

## 11 Other intangible assets

| Other intangible assets | Computer software £m | Contract and other intangibles: Arising on acquisition £m | Contract and other intangibles: Other £m | Total £m |
|---|---|---|---|---|
| **Cost** | | | | |
| At 1 October 2006 | 167 | – | 327 | 494 |
| Additions | 6 | – | 68 | 74 |
| Disposals | (22) | – | (26) | (48) |
| Business acquisitions | – | – | 1 | 1 |
| Business disposals – discontinued activities | (1) | – | (3) | (4) |
| Business disposals – other activities | – | – | – | – |
| Reclassified | 2 | – | 20 | 22 |
| Currency adjustment | (2) | – | (24) | (26) |
| At 30 September 2007 | 150 | – | 363 | 513 |
| At 1 October 2007 | **150** | **–** | **363** | **513** |
| Additions | **15** | **–** | **59** | **74** |
| Disposals | **(25)** | **–** | **(45)** | **(70)** |
| Business acquisitions[3] | **3** | **65** | **–** | **68** |
| Business disposals – discontinued activities | **–** | **–** | **–** | **–** |
| Business disposals – other activities | **–** | **–** | **–** | **–** |
| Reclassified | **3** | **–** | **3** | **6** |
| Currency adjustment | **14** | **–** | **48** | **62** |
| At 30 September 2008 | **160** | **65** | **428** | **653** |
| **Amortisation** | | | | |
| At 1 October 2006 | 75 | – | 112 | 187 |
| Charge for the year | 18 | – | 42 | 60 |
| Disposals | (21) | – | (18) | (39) |
| Business acquisitions | – | – | – | – |
| Business disposals – discontinued activities | (1) | – | (3) | (4) |
| Business disposals – other activities | – | – | – | – |
| Reclassified | – | – | 16 | 16 |
| Currency adjustment | – | – | (8) | (8) |
| At 30 September 2007 | 71 | – | 141 | 212 |
| At 1 October 2007 | **71** | **–** | **141** | **212** |
| Charge for the year | **24** | **3** | **57** | **84** |
| Disposals | **(25)** | **–** | **(41)** | **(66)** |
| Business acquisitions[3] | **1** | **–** | **–** | **1** |
| Business disposals – discontinued activities | **–** | **–** | **–** | **–** |
| Business disposals – other activities | **–** | **–** | **–** | **–** |
| Reclassified | **2** | **–** | **–** | **2** |
| Currency adjustment | **7** | **–** | **20** | **27** |
| At 30 September 2008 | **80** | **3** | **177** | **260** |
| **Net book amounts** | | | | |
| At 30 September 2007 | 79 | – | 222 | 301 |
| At 30 September 2008 | **80** | **62** | **251** | **393** |

1 Certain contract-related assets previously included in property, plant and equipment, and other receivables have been reclassified as intangible assets. The 2007 balance sheet has been restated accordingly. There is no impact on the income statement.

2 Contract-related intangible assets result from payments made by the Group in respect of client contracts and generally arise where it is economically more efficient for a client to purchase assets used in the performance of the contract and the Group fund these purchases.

3 The acquisition of additional shares in a proportionately consolidated entity results in a corresponding adjustment to both cost and accumulated amortisation.

## 12 Property, plant and equipment

| Property, plant and equipment | Land and buildings £m | Plant and machinery £m | Fixtures and fittings £m | Total £m |
|---|---|---|---|---|
| **Cost** | | | | |
| At 1 October 2006 | 293 | 829 | 497 | 1,619 |
| Additions | 18 | 94 | 43 | 155 |
| Disposals | (46) | (105) | (63) | (214) |
| Business acquisitions | – | – | – | – |
| Business disposals – discontinued activities | (16) | (318) | (58) | (392) |
| Business disposals – other activities | – | – | – | – |
| Reclassified | (32) | 41 | (20) | (11) |
| Currency adjustment | (7) | (10) | 1 | (16) |
| At 30 September 2007 | 210 | 531 | 400 | 1,141 |
| At 1 October 2007 | **210** | **531** | **400** | **1,141** |
| Additions[3] | **17** | **69** | **40** | **126** |
| Disposals | **(19)** | **(57)** | **(47)** | **(123)** |
| Business acquisitions[2] | **–** | **9** | **8** | **17** |
| Business disposals – discontinued activities | **(2)** | **–** | **–** | **(2)** |
| Business disposals – other activities | **–** | **(1)** | **(2)** | **(3)** |
| Reclassified | **2** | **(1)** | **–** | **1** |
| Currency adjustment | **27** | **64** | **34** | **125** |
| At 30 September 2008 | **235** | **614** | **433** | **1,282** |
| **Depreciation** | | | | |
| At 1 October 2006 | 112 | 603 | 285 | 1,000 |
| Charge for the year | 14 | 82 | 46 | 142 |
| Disposals | (27) | (97) | (52) | (176) |
| Business acquisitions | – | – | – | – |
| Business disposals – discontinued activities | (7) | (197) | (42) | (246) |
| Business disposals – other activities | – | – | – | – |
| Reclassified | 4 | (13) | 3 | (6) |
| Currency adjustment | 1 | (12) | 2 | (9) |
| At 30 September 2007 | 97 | 366 | 242 | 705 |
| At 1 October 2007 | **97** | **366** | **242** | **705** |
| Charge for the year | **17** | **66** | **42** | **125** |
| Disposals | **(10)** | **(47)** | **(42)** | **(99)** |
| Business acquisitions[2] | **–** | **3** | **3** | **6** |
| Business disposals – discontinued activities | **–** | **–** | **–** | **–** |
| Business disposals – other activities | **–** | **(1)** | **(1)** | **(2)** |
| Reclassified | **13** | **(28)** | **18** | **3** |
| Currency adjustment | **13** | **46** | **22** | **81** |
| At 30 September 2008 | **130** | **405** | **284** | **819** |
| **Net book value** | | | | |
| At 30 September 2007 | 113 | 165 | 158 | 436 |
| At 30 September 2008 | **105** | **209** | **149** | **463** |

1 Certain contract-related assets previously included in plant and machinery and fixtures and fittings have been reclassified as intangible assets. The 2007 balance sheet has been restated accordingly. There is no impact on the income statement.
2 The acquisition of additional shares in a proportionately consolidated entity results in a corresponding adjustment to both cost and accumulated depreciation.
3 Includes leased assets of £8 million (2007: £15 million).

## 12 Property, plant and equipment continued

The net book amount of the Group's property, plant and equipment includes assets held under finance leases as follows:

| Property, plant and equipment held under finance leases | Land and buildings £m | Plant and machinery £m | Fixtures and fittings £m | Total £m |
|---|---|---|---|---|
| At 30 September 2007 | 2 | 41 | 2 | 45 |
| At 30 September 2008 | **2** | **32** | **5** | **39** |

## 13 Interests in associates

During the year the Group increased its investment in Twickenham Experience Ltd by £4 million as the result of a rights issue.

In 2007 the Group sold half of its 25% interest in its former associate Au Bon Pain leaving it with a 12.5% shareholding at the end of 2007. Since the end of 2007, this shareholding has been accounted for as an investment (note 14).

| Principal associates | Country of incorporation | **2008 % ownership** | 2007 % ownership |
|---|---|---|---|
| Twickenham Experience Ltd | England & Wales | **40%** | 40% |
| Oval Events Limited | England & Wales | **25%** | 25% |
| Thompson Hospitality Services LLC | USA | **49%** | 49% |

| Interests in associates | **2008 £m** | 2007 £m |
|---|---|---|
| **Net book value** | | |
| At 1 October | **25** | 39 |
| Additions | **4** | – |
| Business disposals – discontinued activities | **–** | – |
| Business disposals – other activities | **–** | (7) |
| Share of profits less losses (net of tax) | **4** | 4 |
| Dividends received | **(5)** | (6) |
| Reclassified to investments (note 14) | **(1)** | (6) |
| Currency and other adjustments | **1** | 1 |
| At 30 September | **28** | 25 |

The Group's share of revenues and profits (including those from Au Bon Pain up to the date the Group reduced its shareholding to 12.5% in 2007) is included below:

| Associates | **2008 £m** | 2007 £m |
|---|---|---|
| **Share of revenue and profits** | | |
| Revenue | **25** | 37 |
| Expenses / taxation[1] | **(21)** | (33) |
| Profit after tax for the year | **4** | 4 |
| **Share of net assets** | | |
| Goodwill | **26** | 19 |
| Other | **2** | 6 |
| Net assets | **28** | 25 |
| **Share of contingent liabilities** | | |
| Contingent liabilities | **–** | – |

1 Expenses include the relevant portion of income tax recorded by associates.

Consolidated financial statements

## 14 Other investments

During the year, the Group redeemed a number of debentures and other holdings in sports and leisure venues and reduced its investment in Au Bon Pain by a further 1.48%, leaving it with an 11.02% shareholding at the end of 2008. There were no other material changes save for the appreciation of the Sterling value of investments held by overseas subsidiaries as a result of the weakening of Sterling.

| Other investments | 2008 £m | 2007 £m |
|---|---|---|
| **Net book value** | | |
| At 1 October | **12** | 9 |
| Additions | **–** | 2 |
| Disposals | **(1)** | – |
| Business acquisitions | **1** | – |
| Business disposals – other activities | **–** | (4) |
| Reclassified from interests in associates (note 13) | **1** | 6 |
| Currency and other adjustments | **4** | (1) |
| At 30 September | **17** | 12 |
| **Comprised of** | | |
| Debenture and other holdings in sports and leisure venues[1] | **–** | 1 |
| Investment in Au Bon Pain[2,3] | **7** | 6 |
| Other investments[2] | **10** | 5 |
| Total | **17** | 12 |

1 Categorised as 'held to maturity' financial assets (IAS 39).
2 Categorised as 'available for sale' financial assets (IAS 39).
3 The reduction in the Group's US Dollar investment in Au Bon Pain was more than offset by currency translation gains.

## 15 Joint ventures

During the year the Group acquired the remaining 50% interest in GR SA, its 50% owned Brazilian joint venture. It also sold its share of Radhakrishna Hospitality Services Private Ltd and SHRM Food and Allied Services Private Ltd, its Indian joint ventures, to a company controlled by the joint venture partner. The sale of the Indian business has not been accounted for as a discontinued operation in accordance with IFRS 5 'Non-current Assets Held for Sale and Discontinued Operations' as it does not meet the criteria for classification as a discontinued operation.

| Principal joint ventures | Country of incorporation | 2008 % ownership | 2007 % ownership |
|---|---|---|---|
| GR SA[1] | Brazil | **100%** | 50% |
| Quadrant Catering Ltd | England & Wales | **49%** | 49% |
| Radhakrishna Hospitality Services Private Ltd / SHRM Food and Allied Services Private Ltd[2] | India | **–** | 50% |
| Sofra Yemek Üretim Ve Hizmet AS | Turkey | **50%** | 50% |
| ADNH-Compass Middle East LLC | United Arab Emirates | **50%** | 50% |

1 Now 100% owned and accounted for as a subsidiary (see note 37).
2 Sold during the year.

None of these investments is held directly by the ultimate Parent Company. All joint ventures provide foodservice and/or support services in their respective countries of incorporation and make their accounts up to 30 September.

## 15 Joint ventures continued

The share of the revenue, profits, assets and liabilities of the joint ventures (including the revenues and profits of the Brazilian and Indian joint ventures up to the point the Group purchased the remaining shareholding or disposed of its share) included in the consolidated financial statements are as follows:

| Joint ventures | 2008 £m | 2007 £m |
|---|---|---|
| **Share of revenue and profits** | | |
| Revenue | **301** | 318 |
| Expenses | **(288)** | (291) |
| Profit after tax for the year | **13** | 27 |
| **Share of net assets** | | |
| Non-current assets | **13** | 34 |
| Current assets | **81** | 66 |
| Non-current liabilities | **(13)** | (6) |
| Current liabilities | **(62)** | (56) |
| Net assets | **19** | 38 |
| **Share of contingent liabilities** | | |
| Contingent liabilities | **12** | 10 |

## 16 Trade and other receivables

| Trade and other receivables | 2008 Current £m | 2008 Non-current £m | 2008 Total £m | 2007 Current £m | 2007 Non-current £m | 2007 Total £m |
|---|---|---|---|---|---|---|
| **Net book value** | | | | | | |
| At 1 October | **1,343** | **47** | **1,390** | 1,424 | 99 | 1,523 |
| Net movement | **88** | **12** | **100** | (74) | (46) | (120) |
| Currency adjustment | **146** | **7** | **153** | (7) | (6) | (13) |
| At 30 September | **1,577** | **66** | **1,643** | 1,343 | 47 | 1,390 |
| **Comprised of** | | | | | | |
| Trade receivables | **1,418** | **4** | **1,422** | 1,196 | 4 | 1,200 |
| Less: Provision for impairment of trade receivables | **(54)** | **-** | **(54)** | (47) | – | (47) |
| Net trade receivables[1] | **1,364** | **4** | **1,368** | 1,149 | 4 | 1,153 |
| Other receivables | **57** | **49** | **106** | 68 | 35 | 103 |
| Less: Provision for impairment of other receivables | **(5)** | **-** | **(5)** | (5) | – | (5) |
| Net other receivables[2] | **52** | **49** | **101** | 63 | 35 | 98 |
| Accrued income | **75** | **-** | **75** | 65 | – | 65 |
| Prepayments | **79** | **12** | **91** | 61 | 7 | 68 |
| Amounts owed by associates[1] | **7** | **1** | **8** | 5 | 1 | 6 |
| Trade and other receivables | **1,577** | **66** | **1,643** | 1,343 | 47 | 1,390 |

1 Categorised as 'loans and receivables' financial assets (IAS 39).
2 Certain contract-related assets previously included within other receivables have been reclassified as intangible assets. The 2007 balance sheet has been restated accordingly. There is no impact on the income statement.

### Trade receivables

The book value of trade and other receivables approximates to their fair value due to the short-term nature of the majority of the receivables.

Credit sales are only made after credit approval procedures have been satisfactorily completed. The policy for making provisions for bad and doubtful debts varies from country to country as different countries and markets have different payment practices, but various factors are considered including how overdue the debt is, the type of debtor and its past history, and current market and trading conditions. Full provision is made for debts that are not considered to be recoverable.

## 16 Trade and other receivables continued

There is limited concentration of credit risk with respect to trade receivables due to the diverse and unrelated nature of the Group's client base. Accordingly the directors believe that there is no further credit provision required in excess of the provision for the impairment of receivables. The book value of trade and other receivables represents the Group's maximum exposure to credit risk.

Trade receivable days for the continuing business at 30 September 2008 were 50 days (2007: 50 days on a comparable basis).

The ageing of gross trade receivables and of the provision for impairment is as follows:

| | 2008 | | | | | |
|---|---|---|---|---|---|---|
| **Trade receivables** | Not yet due £m | 0-3 months overdue £m | 3-6 months overdue £m | 6-12 months overdue £m | Over 12 months overdue £m | Total £m |
| Gross trade receivables | 1,102 | 253 | 34 | 16 | 17 | 1,422 |
| Less: Provision for impairment of trade receivables | (4) | (8) | (17) | (8) | (17) | (54) |
| Net trade receivables | 1,098 | 245 | 17 | 8 | – | 1,368 |

| | 2007 | | | | | |
|---|---|---|---|---|---|---|
| **Trade receivables** | Not yet due £m | 0-3 months overdue £m | 3-6 months overdue £m | 6-12 months overdue £m | Over 12 months overdue £m | Total £m |
| Gross trade receivables | 932 | 200 | 30 | 8 | 30 | 1,200 |
| Less: Provision for impairment of other receivables | – | (8) | (15) | (4) | (20) | (47) |
| Net trade receivables | 932 | 192 | 15 | 4 | 10 | 1,153 |

Movements in the provision for impairment of trade and other receivables are as follows:

| | 2008 | | | 2007 | | |
|---|---|---|---|---|---|---|
| **Provision for impairment of trade and other receivables** | Trade £m | Other £m | Total £m | Trade £m | Other £m | Total £m |
| At 1 October | 47 | 5 | 52 | 41 | 6 | 47 |
| Charged to income statement | 19 | – | 19 | 6 | 1 | 7 |
| Credited to income statement | (6) | – | (6) | – | – | – |
| Utilised | (9) | – | (9) | – | (2) | (2) |
| Currency adjustment | 3 | – | 3 | – | – | – |
| At 30 September | 54 | 5 | 59 | 47 | 5 | 52 |

At 30 September 2008, trade receivables of £270 million (2007: £221 million) were past due but not impaired. The Group has made a provision based on a number of factors, including past history of the debtor, and all unprovided for amounts are considered to be recoverable.

## 17 Inventories

| **Inventories** | 2008 £m | 2007 £m |
|---|---|---|
| **Net book value** | | |
| At 1 October | 179 | 212 |
| Net movement | 12 | (28) |
| Currency adjustment | 22 | (5) |
| At 30 September | 213 | 179 |
| **Comprised of** | | |
| Food and beverage inventories | 164 | 135 |
| Other inventories | 49 | 44 |
| Total | 213 | 179 |

## 18 Cash and cash equivalents

| Cash and cash equivalents | 2008 £m | 2007 £m |
|---|---|---|
| Cash at bank and in hand | **111** | 140 |
| Short-term bank deposits | **468** | 699 |
| Cash and cash equivalents[1] | **579** | 839 |

1 Categorised as 'loans and receivables' financial assets (IAS 39).

| Cash and cash equivalents by currency | 2008 £m | 2007 £m |
|---|---|---|
| Sterling | **464** | 685 |
| US Dollar | **5** | 45 |
| Euro | **19** | 35 |
| Japanese Yen | **1** | 5 |
| Other | **90** | 69 |
| Cash and cash equivalents | **579** | 839 |

The Group's policy to manage the credit risk associated with cash and cash equivalents is set out in note 20. The book value of cash and cash equivalents represents the maximum credit exposure.

## 19 Short-term and long-term borrowings

| | 2008 | | | 2007 | | |
|---|---|---|---|---|---|---|
| Short-term and long-term borrowings | Current £m | Non-current £m | Total £m | Current £m | Non-current £m | Total £m |
| Bank overdrafts | **29** | **–** | **29** | 118 | – | 118 |
| Bank loans | **18** | **17** | **35** | 19 | 17 | 36 |
| Loan notes | **84** | **354** | **438** | – | 380 | 380 |
| Bonds | **237** | **802** | **1,039** | – | 1,019 | 1,019 |
| Borrowings (excluding finance leases) | **368** | **1,173** | **1,541** | 137 | 1,416 | 1,553 |
| Finance leases | **14** | **39** | **53** | 14 | 36 | 50 |
| Borrowings (including finance leases)[1] | **382** | **1,212** | **1,594** | 151 | 1,452 | 1,603 |

1 Categorised as 'other financial liabilities' (IAS 39).

Bank overdrafts principally arise as a result of uncleared transactions. Interest on bank overdrafts is at the relevant money market rates.

All amounts due under bonds, loan notes and bank facilities are shown net of unamortised issue costs.

The Group has fixed term, fixed interest private placements totalling US$769 million (£431 million) at interest rates between 5.11% and 7.955%. The carrying value of these loan notes is £438 million.

| Loan notes | Nominal value | Redeemable | Interest |
|---|---|---|---|
| US$ private placement | $147m | May 2009 | 6.39% |
| US$ private placement | $36m | May 2010 | 6.53% |
| US$ private placement | $35m | Nov 2010 | 5.11% |
| US$ private placement | $62m | May 2011 | 6.67% |
| US$ private placement | $24m | Sep 2011 | 7.955% |
| US$ private placement | $450m | May 2012 | 6.81% |
| US$ private placement | $15m | Nov 2013 | 5.67% |

The Group also has Euro denominated Eurobonds of €300 million (£236 million) and Sterling denominated Eurobonds totalling £775 million at interest rates of between 6.0% and 7.125%. The carrying value of these bonds is £1,039 million. The bond redeemable in December 2014 is recorded at its fair value to the Group on acquisition.

| Bonds | Nominal value | Redeemable | Interest |
|---|---|---|---|
| Euro Eurobond | €300m | May 2009 | 6.0% |
| Sterling Eurobond | £200m | Jan 2010 | 7.125% |
| Sterling Eurobond | £325m | May 2012 | 6.375% |
| Sterling Eurobond | £250m | Dec 2014 | 7.0% |

## 19 Short-term and long-term borrowings continued

The maturity profile of borrowings (excluding finance leases) is as follows:

| Maturity profile of borrowings (excluding finance leases) | 2008 £m | 2007 £m |
|---|---|---|
| Within 1 year, or on demand | **368** | 137 |
| Between 1 and 2 years | **226** | 292 |
| Between 2 and 3 years | **73** | 224 |
| Between 3 and 4 years | **588** | 63 |
| Between 4 and 5 years | **2** | 550 |
| In more than 5 years | **284** | 287 |
| Borrowings (excluding finance leases) | **1,541** | 1,553 |

The fair value of the Group's borrowings is calculated by discounting future cash flows to net present values at current market rates for similar financial instruments. The table below shows the fair value of borrowings excluding accrued interest:

| Carrying value / fair value of borrowings (excluding finance leases) | 2008 Carrying value £m | 2008 Fair value £m | 2007 Carrying value £m | 2007 Fair value £m |
|---|---|---|---|---|
| Bank overdrafts | **29** | **29** | 118 | 118 |
| Bank loans | **35** | **35** | 36 | 37 |
| Loan notes | **438** | **438** | 380 | 392 |
| €300m Eurobond May 2009 | **237** | **236** | 212 | 214 |
| £200m Eurobond Jan 2010 | **199** | **200** | 201 | 204 |
| £325m Eurobond May 2012 | **330** | **318** | 328 | 324 |
| £250m Eurobond Dec 2014 | **273** | **251** | 278 | 258 |
| Bonds | **1,039** | **1,005** | 1,019 | 1,000 |
| Borrowings (excluding finance leases) | **1,541** | **1,507** | 1,553 | 1,547 |

| Gross / present value of finance lease liabilities | 2008 Gross £m | 2008 Present value £m | 2007 Gross £m | 2007 Present value £m |
|---|---|---|---|---|
| *Finance lease payments falling due:* | | | | |
| Within 1 year | **16** | **14** | 16 | 14 |
| In 2 to 5 years | **33** | **30** | 32 | 28 |
| In more than 5 years | **11** | **9** | 9 | 8 |
| | **60** | **53** | 57 | 50 |
| Less: Future finance charges | **(7)** | **–** | (7) | – |
| Present value of finance lease liabilities | **53** | **53** | 50 | 50 |

| Borrowings by currency | 2008 Borrowings £m | 2008 Finance leases £m | 2008 Total £m | 2007 Borrowings £m | 2007 Finance leases £m | 2007 Total £m |
|---|---|---|---|---|---|---|
| Sterling | **812** | **–** | **812** | 831 | 1 | 832 |
| US Dollar | **454** | **24** | **478** | 452 | 24 | 476 |
| Euro | **242** | **21** | **263** | 237 | 21 | 258 |
| Japanese Yen | **15** | **–** | **15** | 16 | – | 16 |
| Other | **18** | **8** | **26** | 17 | 4 | 21 |
| Total | **1,541** | **53** | **1,594** | 1,553 | 50 | 1,603 |

The Group had the following undrawn committed facilities available at 30 September, in respect of which all conditions precedent had then been met:

| Undrawn committed facilities | 2008 £m | 2007 £m |
|---|---|---|
| Expiring between 2 and 5 years | **689** | 630 |

## 20 Derivative financial instruments

### Capital risk management

The Group manages its capital to ensure that it will be able to continue as a going concern with an optimal balance of debt and equity. The capital structure of the Group consists of cash and cash equivalents as disclosed in note 18; debt, which includes the borrowings disclosed in note 19; and equity attributable to equity holders of the parent, comprising issued share capital, reserves and retained earnings as disclosed in note 25.

### Financial management

The Group continues to manage its interest rate and foreign currency exposure in accordance with the policies set out below. The Group's financial instruments comprise of cash, borrowings, receivables and payables that are used to finance the Group's operations. The Group also uses derivatives, principally interest rate swaps and forward currency contracts, to manage interest rate and currency risks arising from the Group's operations. The Group does not trade in financial instruments. The Group's treasury policies are designed to mitigate the impact of fluctuations in interest rates and exchange rates and to manage the Group's financial risks. The Board approves any changes to the policies.

#### Liquidity risk

The Group finances its borrowings from a number of sources including the bank, the public and the private placement markets. The Group has developed long-term relationships with a number of financial counterparties with the balance sheet strength and credit quality to provide credit facilities as required. The Group seeks to avoid a concentration of debt maturities in any one period to spread its refinancing risk.

#### Foreign currency risk

The Group's policy is to match its principal projected cash flows by currency to actual or effective borrowings in the same currency. As currency cash flows are generated, they are used to service and repay debt in the same currency. The objective is to achieve an effective foreign currency hedge in real economic terms for the period of the currency loans. Where necessary, to implement this policy, forward currency contracts are taken out which, when applied to the actual currency liabilities, convert these to an effective amount borrowed by currency.

The borrowings in each currency give rise to foreign exchange differences on translation into Sterling. As the effective borrowings are either less than, or equate to, the net investment in overseas operations, these exchange rate movements are treated as movements on reserves and recorded in the statement of recognised income and expense rather than in the income statement.

Non-Sterling earnings streams are translated at the average rate of exchange for the year. Fluctuations in exchange rates have given and will continue to give rise to translation differences. The Group is partially protected from the impact of such differences through the matching of cash flows to currency borrowings.

The Group has minimal exposure to the foreign currency risk of trade receivables and payables as operations within individual countries have little cross-border activity giving rise to translation risks on trade-related balances.

The main currencies to which the Group's financial position is exposed are the US Dollar, the Euro and the Japanese Yen. As explained above, the Group seeks to hedge its exposure to currencies by matching debt in currency against the cash flows generated by the Group's foreign operations in such currencies.

The effect of a 10% strengthening of Sterling against these currencies is shown below. A 10% weakening would result in an equal and opposite impact on the profit or loss and equity of the Group. This table shows the impact on the financial instruments in place on 30 September and has been prepared on the basis that the 10% change in exchange rates occurred on the first day of the financial year and applied consistently throughout the year.

| | 2008 | | | 2007 | | |
|---|---|---|---|---|---|---|
| **Financial instruments: Impact of Sterling strengthening by 10%** | **Against US Dollar £m** | **Against Euro £m** | **Against Japanese Yen £m** | Against US Dollar £m | Against Euro £m | Against Japanese Yen £m |
| Increase/(decrease) in profit for the year (after tax) | **1** | **1** | **–** | (2) | – | – |
| Increase/(decrease) in reserves | **60** | **9** | **8** | 57 | 10 | 7 |

Consolidated financial statements

## 20 Derivative financial instruments continued

**Interest rate risk**

As detailed above, the Group has effective borrowings in a number of currencies and its policy is to ensure that, in the short term, it is not materially exposed to adverse fluctuations in interest rates in its principal currencies. The Group implements this policy either by borrowing fixed rate debt or by using interest rate swaps so that at least 80% of the Group's projected debt is fixed for one year, reducing to 60% fixed for the second year and 40% fixed for the third year.

The sensitivity analysis given below has been determined based on the derivative and non-derivative financial instruments the Group had in place at the year end date only.

The effect of a 1% increase in interest rates prevailing at the balance sheet date on the Group's variable rate cash and cash equivalents and debt at the balance sheet date would be a gain of £nil (2007: £2 million) over the course of a year. A similar decrease in interest rates would result in an equal and opposite effect over the course of a year.

| | 2008 | | | | | |
|---|---|---|---|---|---|---|
| **Interest rate sensitivity analysis** | **Sterling £m** | **US Dollar £m** | **Euro £m** | **Japanese Yen £m** | **Other £m** | **Total £m** |
| Increase in interest rate | **+1%** | **+1%** | **+1%** | **+1%** | **+1%** | **n/a** |
| Floating rate exposure – cash/(debt) | **(64)** | **(255)** | **160** | **(17)** | **95** | **(81)** |
| Decrease/(increase) in profit for the year (after tax) | **–** | **(2)** | **1** | **–** | **1** | **–** |

| | 2007 | | | | | |
|---|---|---|---|---|---|---|
| **Interest rate sensitivity analysis** | Sterling £m | US Dollar £m | Euro £m | Japanese Yen £m | Other £m | Total £m |
| Increase in interest rate | +1% | +1% | +1% | +1% | +1% | n/a |
| Floating rate exposure – cash/(debt) | 228 | (201) | 91 | 8 | 74 | 200 |
| Increase/(decrease) in profit for the year (after tax) | 2 | (2) | 1 | – | 1 | 2 |

These changes are the result of the exposure to interest rates from the Group's floating rate cash and cash equivalents and debt. The sensitivity gains and losses given above may vary because cash flows vary throughout the year and interest rate and currency hedging may be implemented after the year end date in order to comply with the treasury policies outlined above.

**Credit risk**

The Group's policy is to minimise its exposure to credit risk from the failure of any single financial counterparty by spreading its risk across a portfolio of financial counterparties and managing the aggregate exposure to each against certain pre-agreed limits. Exposure to counterparty credit risk arising from deposits, derivative and forward foreign currency contracts is concentrated at the Group centre where possible. Financial counterparty limits are derived from the long and short-term credit ratings, and the balance sheet strength of the financial counterparty. All financial counterparties are required to have a minimum short-term credit rating from Moodys of P-1 or equivalent from another recognised agency.

The Group's policy to manage the credit risk associated with trade and other receivables is set out in note 16.

### Hedging activities

The following section describes the derivative financial instruments the Group uses to apply the interest rate and foreign currency hedging strategies described above.

**Fair value hedges**

The Group uses interest rate swaps to hedge the fair value of fixed rate borrowings. These instruments swap the fixed interest payable on the borrowings into floating interest rates and hedge the fair value of the borrowings against changes in interest rates. These interest rate swaps all qualify for fair value hedge accounting as defined by IAS 39.

## 20 Derivative financial instruments continued

### Cash flow hedges

The Group uses interest rate swaps to hedge the cash flows from floating rate borrowings. These instruments swap floating interest payable on these borrowings into fixed interest rates and hedge against cash flow changes caused by changing interest rates. The cash flows and income statement impact hedged in this manner will occur between one and three years of the balance sheet date.

These interest rate swaps do not qualify for cash flow hedge accounting as defined by IAS 39 because the Group creates synthetic floating rate foreign currency borrowings (see net investment hedges below) through the use of forward foreign exchange contracts which IAS 39 prohibits from being designated as a hedged item.

These interest rate swaps are an effective economic hedge against the exposure of the Group's floating rate borrowings to interest rate risk.

### Net investment hedges

The Group uses foreign currency denominated debt and forward foreign exchange contracts to partially hedge against the change in Sterling value of its foreign currency denominated net assets due to movements in foreign exchange rates. The fair value of debt in a net investment hedge was £1,028 million (2007: £965 million).

### Derivatives not in a hedging relationship

The Group has a number of derivative financial instruments that do not meet the criteria for hedge accounting. These include some interest rate swaps and some forward foreign exchange contracts.

All derivative financial instruments are shown at fair value in the balance sheet. The fair values have been determined by reference to prices available from the markets on which the instruments are traded. All other fair values shown below have been calculated by discounting cash flows at prevailing interest rates. The fair values of derivative financial instruments represents the maximum credit exposure.

| Derivative financial instruments | 2008 Current assets £m | 2008 Non-current assets £m | 2008 Current liabilities £m | 2008 Non-current liabilities £m | 2007 Current assets £m | 2007 Non-current assets £m | 2007 Current liabilities £m | 2007 Non-current liabilities £m |
|---|---|---|---|---|---|---|---|---|
| *Interest rate swaps:* | | | | | | | | |
| Fair value hedges[1] | 1 | 19 | (1) | (6) | – | 13 | – | (15) |
| Not in a hedging relationship[2] | – | – | (3) | – | 2 | – | – | – |
| Total | 1 | 19 | (4) | (6) | 2 | 13 | – | (15) |

1 Derivatives that are designated and effective as hedging instruments carried at fair value (IAS 39).
2 Derivatives carried at 'fair value through profit or loss' (IAS 39).

| Notional amount of derivative financial instruments by currency | 2008 Fair value swaps £m | 2008 Cash flow swaps £m | 2007 Fair value swaps £m | 2007 Cash flow swaps £m |
|---|---|---|---|---|
| Sterling | 1,025 | – | 775 | 30 |
| US Dollar | 197 | 174 | 173 | 245 |
| Euro | 99 | 103 | 52 | 35 |
| Japanese Yen | 20 | 79 | 16 | 77 |
| Other | – | 123 | – | 128 |
| Total | 1,341 | 479 | 1,016 | 515 |

| Effective currency denomination of borrowings after the effect of derivatives | 2008 Gross borrowings £m | 2008 Forward contracts £m | 2008 Effective currency of borrowings £m | 2007 Gross borrowings £m | 2007 Forward contracts £m | 2007 Effective currency of borrowings £m |
|---|---|---|---|---|---|---|
| Sterling | 806 | (245) | 561 | 837 | (318) | 519 |
| US Dollar | 478 | 222 | 700 | 476 | 247 | 723 |
| Euro | 263 | (142) | 121 | 258 | (98) | 160 |
| Japanese Yen | 15 | 77 | 92 | 16 | 59 | 75 |
| Other | 26 | 94 | 120 | 21 | 105 | 126 |
| Total | 1,588 | 6 | 1,594 | 1,608 | (5) | 1,603 |

## 20 Derivative financial instruments continued

| Gross debt maturity analysis | 2008 Less than 1 year £m | Between 1 and 2 years £m | Between 2 and 3 years £m | Between 3 and 4 years £m | Between 4 and 5 years £m | Over 5 years £m | Total £m |
|---|---|---|---|---|---|---|---|
| **Fixed interest** | | | | | | | |
| €300m Eurobond 2009 | 237 | – | – | – | – | – | 237 |
| £200m Eurobond 2010 | – | 200 | – | – | – | – | 200 |
| £325m Eurobond 2012 | – | – | – | 324 | – | – | 324 |
| £250m Eurobond 2014 | – | – | – | – | – | 250 | 250 |
| US private placements | 83 | 20 | 68 | 252 | – | 8 | 431 |
| Bank loans | 5 | 5 | 5 | – | – | – | 15 |
| Total fixed interest | 325 | 225 | 73 | 576 | – | 258 | 1,457 |
| Cash flow swaps (fixed leg) | 273 | 206 | – | – | – | – | 479 |
| Fair value swaps (fixed leg) | (184) | (450) | (170) | (437) | – | (100) | (1,341) |
| Fixed interest (asset)/liability | 414 | (19) | (97) | 139 | – | 158 | 595 |
| **Floating interest** | | | | | | | |
| Bank loans | 7 | 5 | – | – | 2 | – | 14 |
| Overdrafts | 29 | – | – | – | – | – | 29 |
| Other loans | – | – | – | – | – | – | – |
| Total floating interest | 36 | 5 | – | – | 2 | – | 43 |
| Cash flow swaps (floating leg) | (273) | (206) | – | – | – | – | (479) |
| Fair value swaps (floating leg) | 184 | 450 | 170 | 437 | – | 100 | 1,341 |
| Floating interest (asset)/liability | (53) | 249 | 170 | 437 | 2 | 100 | 905 |
| **Other** | | | | | | | |
| Finance lease obligations | 14 | 13 | 8 | 6 | 3 | 9 | 53 |
| Fair value adjustments to borrowings[2] | (1) | (6) | – | – | – | 25 | 18 |
| Swap monetisation[2] | 2 | 2 | – | 12 | – | 1 | 17 |
| Foreign currency swaps[1] | 6 | – | – | – | – | – | 6 |
| Other (asset)/liability | 21 | 9 | 8 | 18 | 3 | 35 | 94 |
| Gross debt excluding derivatives | 382 | 239 | 81 | 594 | 5 | 293 | 1,594 |
| **Derivative financial instruments** | | | | | | | |
| Derivative financial instruments[2] | 3 | (10) | – | – | – | (3) | (10) |
| Gross debt | 385 | 229 | 81 | 594 | 5 | 290 | 1,584 |

1 Non-cash item (changes in the value of this non-cash item are reported via the foreign exchange caption in note 30).
2 Non-cash item (changes in the value of this non-cash item are reported via the other non-cash movements caption in note 30).

| Principal and interest maturity analysis | 2008 Less than 1 year £m | Between 1 and 2 years £m | Between 2 and 3 years £m | Between 3 and 4 years £m | Between 4 and 5 years £m | Over 5 years £m | Total £m |
|---|---|---|---|---|---|---|---|
| Gross debt | 385 | 229 | 81 | 594 | 5 | 290 | 1,584 |
| Less: Overdrafts | (29) | – | – | – | – | – | (29) |
| Less: Fees and premiums capitalised on issue | (1) | – | – | 1 | – | – | – |
| Less: Other non-cash items | (10) | 14 | – | (12) | – | (23) | (31) |
| Repayment of principal | 345 | 243 | 81 | 583 | 5 | 267 | 1,524 |
| Interest cash flows on debt and derivatives (settled net) | 92 | 70 | 52 | 57 | 16 | 29 | 316 |
| Settlement of foreign currency swaps (settled gross) | 6 | – | – | – | – | – | 6 |
| Repayment of principal and interest | 443 | 313 | 133 | 640 | 21 | 296 | 1,846 |

## 20 Derivative financial instruments continued

| Gross debt maturity analysis | 2007 Less than 1 year £m | Between 1 and 2 years £m | Between 2 and 3 years £m | Between 3 and 4 years £m | Between 4 and 5 years £m | Over 5 years £m | Total £m |
|---|---|---|---|---|---|---|---|
| **Fixed interest** | | | | | | | |
| €300m Eurobond 2009 | – | 211 | – | – | – | – | 211 |
| £200m Eurobond 2010 | – | – | 200 | – | – | – | 200 |
| £325m Eurobond 2012 | – | – | – | – | 324 | – | 324 |
| £250m Eurobond 2014 | – | – | – | – | – | 250 | 250 |
| US private placements | – | 72 | 18 | 59 | 220 | 7 | 376 |
| Bank loans | 4 | 4 | 4 | 4 | – | – | 16 |
| Total fixed interest | 4 | 287 | 222 | 63 | 544 | 257 | 1,377 |
| Cash flow swaps (fixed leg) | 316 | 199 | – | – | – | – | 515 |
| Fair value swaps (fixed leg) | (4) | (131) | (454) | (4) | (423) | – | (1,016) |
| Fixed interest (asset)/liability | 316 | 355 | (232) | 59 | 121 | 257 | 876 |
| **Floating interest** | | | | | | | |
| Bank loans | 20 | 3 | 1 | – | (1) | 2 | 25 |
| Overdrafts | 118 | – | – | – | – | – | 118 |
| Other loans | – | – | – | – | – | – | – |
| Total floating interest | 138 | 3 | 1 | – | (1) | 2 | 143 |
| Cash flow swaps (floating leg) | (316) | (199) | – | – | – | – | (515) |
| Fair value swaps (floating leg) | 4 | 131 | 454 | 4 | 423 | – | 1,016 |
| Floating interest (asset)/liability | (174) | (65) | 455 | 4 | 422 | 2 | 644 |
| **Other** | | | | | | | |
| Finance lease obligations | 14 | 11 | 9 | 5 | 3 | 8 | 50 |
| Fair value adjustments to borrowings[2] | – | (2) | (2) | – | (9) | 25 | 12 |
| Swap monetisation[2] | – | 4 | 3 | – | 16 | 3 | 26 |
| Foreign currency swaps[1] | (5) | – | – | – | – | – | (5) |
| Other (asset)/liability | 9 | 13 | 10 | 5 | 10 | 36 | 83 |
| Gross debt excluding derivatives | 151 | 303 | 233 | 68 | 553 | 295 | 1,603 |
| **Derivative financial instruments** | | | | | | | |
| Derivative financial instruments[2] | (2) | 3 | (12) | – | 11 | – | – |
| Gross debt | 149 | 306 | 221 | 68 | 564 | 295 | 1,603 |

1 Non-cash item (changes in the value of this non-cash item are reported via the foreign exchange caption in note 30).
2 Non-cash item (changes in the value of this non-cash item are reported via the other non-cash movements caption in note 30).

| Principal and interest maturity analysis | 2007 Less than 1 year £m | Between 1 and 2 years £m | Between 2 and 3 years £m | Between 3 and 4 years £m | Between 4 and 5 years £m | Over 5 years £m | Total £m |
|---|---|---|---|---|---|---|---|
| Gross debt | 149 | 306 | 221 | 68 | 564 | 295 | 1,603 |
| Less: Overdrafts | (118) | – | – | – | – | – | (118) |
| Less: Fees and premiums capitalised on issue | – | (2) | – | – | 1 | – | (1) |
| Less: Other non-cash items | 7 | (5) | 11 | – | (18) | (28) | (33) |
| Repayment of principal | 38 | 299 | 232 | 68 | 547 | 267 | 1,451 |
| Interest cash flows on debt and derivatives (settled net) | 96 | 85 | 65 | 55 | 58 | 45 | 404 |
| Settlement of foreign currency swaps (settled gross) | (5) | – | – | – | – | – | (5) |
| Repayment of principal and interest | 129 | 384 | 297 | 123 | 605 | 312 | 1,850 |

## 21 Trade and other payables

| Trade and other payables | 2008 Current £m | 2008 Non-current £m | 2008 Total £m | 2007 Current £m | 2007 Non-current £m | 2007 Total £m |
|---|---|---|---|---|---|---|
| **Net book value** | | | | | | |
| At 1 October | **1,833** | **36** | **1,869** | 1,990 | 46 | 2,036 |
| Net movement | **216** | **(8)** | **208** | (146) | (10) | (156) |
| Currency adjustment | **186** | **5** | **191** | (11) | – | (11) |
| At 30 September | **2,235** | **33** | **2,268** | 1,833 | 36 | 1,869 |
| **Comprised of** | | | | | | |
| Trade payables[1] | **856** | **4** | **860** | 660 | 4 | 664 |
| Amounts owed to associates[1,2] | **2** | **–** | **2** | 3 | – | 3 |
| Social security and other taxes | **218** | **–** | **218** | 190 | – | 190 |
| Other payables | **161** | **15** | **176** | 166 | 18 | 184 |
| Deferred consideration on acquisitions[1] | **10** | **4** | **14** | 3 | 3 | 6 |
| Liability on put options held by minority equity partners[3] | **18** | **10** | **28** | – | 8 | 8 |
| Accruals[4] | **805** | **–** | **805** | 671 | 3 | 674 |
| Deferred income | **165** | **–** | **165** | 140 | – | 140 |
| Trade and other payables | **2,235** | **33** | **2,268** | 1,833 | 36 | 1,869 |

1 Categorised as 'other financial liabilities' (IAS 39).
2 Amounts owed to associates were included in other payables in 2007.
3 Categorised as 'fair value through profit or loss' (IAS 39).
4 Of this balance £300 million (2007: £291 million) is categorised as 'other financial liabilities' (IAS 39).

The directors consider that the carrying amount of trade and other payables approximates to their fair value. The current trade and other payables are payable on demand.

Trade payable days for the continuing business at 30 September 2008 were 53 days (2007: 49 days on a comparable basis).

## 22 Provisions

| Provisions | Insurance £m | Provisions in respect of discontinued and disposed businesses £m | Onerous contracts £m | Legal and other claims £m | Environmental £m | Total £m |
|---|---|---|---|---|---|---|
| At 1 October 2006 | 107 | 108 | 44 | 38 | 10 | 307 |
| Reclassified[1] | – | – | 3 | 4 | (4) | 3 |
| Expenditure in the year | (7) | (14) | (6) | – | (1) | (28) |
| Charged to income statement | 19 | 108 | 5 | 30 | 3 | 165 |
| Credited to income statement | – | (2) | – | – | – | (2) |
| Fair value adjustments arising on acquisitions (note 27) | – | – | – | – | – | – |
| Business disposals – other activities | – | – | – | – | – | – |
| Currency adjustment | (7) | – | – | (1) | – | (8) |
| At 30 September 2007 | 112 | 200 | 46 | 71 | 8 | 437 |
| At 1 October 2007 | **112** | **200** | **46** | **71** | **8** | **437** |
| Reclassified[1] | **–** | **4** | **1** | **9** | **6** | **20** |
| Expenditure in the year | **(6)** | **(25)** | **(9)** | **(5)** | **(6)** | **(51)** |
| Charged to income statement | **22** | **–** | **12** | **20** | **5** | **59** |
| Credited to income statement | **–** | **(38)** | **(8)** | **(6)** | **(3)** | **(55)** |
| Fair value adjustments arising on acquisitions (note 27) | **–** | **–** | **7** | **19** | **–** | **26** |
| Business disposals – other activities | **–** | **–** | **–** | **(2)** | **–** | **(2)** |
| Currency adjustment | **15** | **1** | **1** | **2** | **1** | **20** |
| At 30 September 2008 | **143** | **142** | **50** | **108** | **11** | **454** |

1 Including items reclassified from accrued liabilities and other balance sheet captions.

## 22 Provisions continued

| Provisions | 2008 £m | 2007 £m |
|---|---|---|
| Current | **113** | 86 |
| Non-current | **341** | 351 |
| Total provisions | **454** | 437 |

The provision for insurance relates to the costs of self-funded insurance schemes and is essentially long-term in nature.

Provisions in respect of discontinued and disposed businesses relate to estimated amounts payable in connection with onerous contracts and claims arising from disposals. The final amount payable remains uncertain as, at the date of approval of these financial statements, there remains a further period during which claims may be received. The timing of any settlement will depend upon the nature and extent of claims received. Surplus provisions of £38 million (2007: £nil) were credited to the discontinued operations section of the income statement in the year.

Provisions for onerous contracts represent the liabilities in respect of short-term and long-term leases on unoccupied properties and other contracts lasting under five years.

Provisions for legal and other claims relate principally to provisions for the estimated cost of litigation and sundry other claims. The timing of the settlement of these claims is uncertain.

Environmental provisions are in respect of potential liabilities relating to the Group's responsibility for maintaining its operating sites in accordance with statutory requirements and the Group's aim to have a low impact on the environment. These provisions are expected to be utilised as operating sites are disposed of or as environmental matters are resolved.

## 23 Post-employment benefit obligations

**Pension schemes operated**

The Group operates a number of pension arrangements throughout the world which have been developed in accordance with statutory requirements and local customs and practices. The majority of schemes are self-administered and the schemes' assets are held independently of the Group's finances. Pension costs are assessed in accordance with the advice of independent, professionally qualified actuaries. The Group makes employer contributions to the various schemes in existence within the range of 6%-35% of pensionable salaries.

The contributions payable for defined contribution schemes of £28 million (2007: £36 million) have been fully expensed against profits in the current year.

**UK schemes**

Within the UK there are three main arrangements:

(i) Compass Group Pension Plan (the 'Plan');
(ii) Compass Pension Scheme (the 'Scheme'); and
(iii) Compass Retirement Income Savings Plan ('CRISP').

CRISP was launched on 1 February 2003. This is the main vehicle for pension provision for new joiners in the UK but existing members of the Plan and the Scheme will continue to accrue benefits under those arrangements. CRISP is a contracted-in money purchase arrangement whereby the Group will match employee contributions up to 6% of pay (minimum 3%). Within CRISP there has been a new defined contribution section established from April 2006 known as the Compass Higher Income Plan ('CHIP'). Senior employees who contribute to CRISP, the Plan or the Scheme will receive an additional employer-only contribution into CHIP. The amount of contribution and eligibility for CHIP are decided annually at the Company's discretion. The payment towards CHIP may be taken as a cash supplement instead of a pension contribution.

The Plan and the Scheme are defined benefit arrangements that are closed to new entrants other than for transfers under public sector contracts where the Group is obliged to provide final salary benefits to transferring employees. Such transferees enter into special sections of the Plan, known collectively as 'the GAD sections', which have been certified by the Government Actuary's Department as 'broadly comparable' to the relevant public sector scheme. After a thorough review by the Group, the pensions accruing under the Plan and Scheme for service accruing after 6 April 2006 (other than for the protected members in the GAD sections) were reduced so that all members now accrue benefits on an 80th of final pensionable salary basis. In addition, the link between pensionable pay and salary was removed so that pensionable pay from 6 April 2006 will only increase in line with salary up to a maximum of 5% per annum or the increase in the Retail Price Index if lower. This change, together with additional funding (including lump sums of £280 million in 2005-2006 and £45 million in 2006-2007 from the proceeds of disposals) and a reduction in the risk profile of investments means that the Group has taken action to substantially reduce funding deficits in the UK.

## 23 Post-employment benefit obligations continued

The Plan and the Scheme are operated on a prefunded basis. The funding policy is to contribute such variable amounts, on the advice of the actuary, as achieves a 100% funding level on a projected salary basis. The actuarial assessments covering expense and contributions are carried out by independent qualified actuaries. Formal actuarial valuations of the Plan and the Scheme are carried out every three years. The most recent valuations were as at 5 April 2007. The final results revealed a significant improvement in the funding positions since the previous valuation, even allowing for the updated mortality assumptions. The Plan and the Scheme are reappraised annually by independent actuaries in accordance with IAS 19 'Employee Benefits' requirements.

CRISP has a corporate trustee. The Chairman, Tony Allen, is independent. The other six trustee directors are UK-based employees of the Group, three of whom have been member-nominated. The Plan has a corporate trustee and two independent directors, including the Chairman, Peter Morriss. There are a further eight trustee directors who are UK-based employees or former employees of the Group, four of whom have been member-nominated. The Scheme is a closed defined benefit arrangement and also has a corporate trustee. The Chairman, David Bishop, is independent. The remaining seven trustee directors are UK-based employees or former employees of the Group, three of whom have been member-nominated.

**Overseas schemes**

In the USA, the main plan is a defined benefit plan. The funding policy, in accordance with government guidelines, is to contribute such variable amounts, on the advice of the actuary, as achieves a 100% funding level on a projected salary basis. During 2007, defined benefit arrangements in the Netherlands were closed and replaced with defined contribution arrangements. The accrued benefits arising from the defined benefit plan were transferred to the respective insurance companies. In Canada, Norway and Switzerland the Group also participates in funded defined benefit arrangements.

In other countries Group employees participate primarily in state arrangements to which the Group makes the appropriate contributions.

Other than where required by local regulation or statute, the defined benefit schemes are closed to new entrants. For these schemes the current service cost will increase under the projected unit credit method as the members of the schemes approach retirement.

Disclosures showing the assets and liabilities of the schemes are set out below. These have been calculated on the following assumptions:

| | UK schemes | | | USA schemes | | | Other schemes | | |
|---|---|---|---|---|---|---|---|---|---|
| **Assumptions** | **2008** | 2007 | 2006 | **2008** | 2007 | 2006 | **2008** | 2007 | 2006 |
| Rate of increase in salaries[1] | **3.6/4.6%** | 3.2/4.2% | 2.8/3.3% | **4.0%** | 4.0% | 4.0% | **3.0%** | 2.9% | 2.7% |
| Rate of increase for pensions in payment[1] | **2.9/3.6%** | 3.2/3.5% | 2.8% | **2.2%** | 2.2% | 2.5% | **0.9%** | 0.9% | 0.7% |
| Rate of increase for deferred pensions[1] | **3.6%** | 3.2% | 2.8/3.0% | **0.0%** | 0.0% | 0.0% | **0.6%** | 0.6% | 0.7% |
| Discount rate | **6.4%** | 5.8% | 5.0% | **7.0%** | 6.1% | 5.8% | **4.9%** | 4.9% | 3.9% |
| Inflation assumption | **3.6%** | 3.2% | 2.8% | **2.2%** | 2.2% | 2.5% | **2.2%** | 2.1% | 1.8% |

1 The rate of increase for the UK schemes varies according to the benefit structure.

The mortality tables used in the actuarial valuation imply life expectancy at age 65 in years for typical members as follows:

| | UK schemes | | | | USA schemes | |
|---|---|---|---|---|---|---|
| **Life expectancy at 65** | Male non-pensioner years | Male pensioner years | Female non-pensioner years | Female pensioner years | Male years | Female years |
| As at 30 September 2008 | **21.8** | **20.7** | **24.7** | **23.7** | **18.1** | **20.4** |
| As at 30 September 2007 | 21.8 | 20.5 | 24.7 | 23.5 | 18.1 | 20.4 |

## 23 Post-employment benefit obligations continued

The expected rates of return on individual categories of plan assets are determined after taking advice from external experts and using available market data, for example, by reference to relevant equity and bond indices published by stock exchanges. The overall rate of return is calculated by weighting the individual rates in accordance with the anticipated balance in the respective investment portfolio of each plan.

| | 2008 | | | | | | |
|---|---|---|---|---|---|---|---|
| | UK schemes | | USA schemes | | Other schemes | | |
| **Fair value of plan assets** | Expected return | £m | Expected return | £m | Expected return | £m | Total £m |
| Equity instruments | 7.8% | 321 | 9.1% | 82 | 8.4% | 20 | 423 |
| Debt instruments | 5.3% | 823 | 5.7% | 38 | 4.6% | 35 | 896 |
| Other | 7.5% | 60 | 3.8% | 7 | 4.7% | 33 | 100 |
| Total plan assets | 6.1% | 1,204 | 7.8% | 127 | 5.5% | 88 | 1,419 |

| | 2007 | | | | | | |
|---|---|---|---|---|---|---|---|
| | UK schemes | | USA schemes | | Other schemes | | |
| **Fair value of plan assets** | Expected return | £m | Expected return | £m | Expected return | £m | Total £m |
| Equity instruments | 8.0% | 383 | 8.8% | 46 | 6.6% | 25 | 454 |
| Debt instruments | 5.3% | 838 | 5.9% | 19 | 4.7% | 33 | 890 |
| Other | 6.0% | 69 | 3.8% | 4 | 5.2% | 25 | 98 |
| Total plan assets | 6.1% | 1,290 | 7.7% | 69 | 5.7% | 83 | 1,442 |

| | 2006 | | | | | | |
|---|---|---|---|---|---|---|---|
| | UK schemes | | USA schemes | | Other schemes | | |
| **Fair value of plan assets** | Expected return | £m | Expected return | £m | Expected return | £m | Total £m |
| Equity instruments | 7.7% | 401 | 8.7% | 47 | 6.4% | 45 | 493 |
| Debt instruments | 4.7% | 764 | 5.6% | 20 | 3.5% | 81 | 865 |
| Other | 4.5% | 9 | 4.4% | 1 | 4.1% | 40 | 50 |
| Total plan assets | 5.7% | 1,174 | 7.8% | 68 | 4.5% | 166 | 1,408 |

| | 2008 | | | | 2007 | | | |
|---|---|---|---|---|---|---|---|---|
| **Fair value of plan assets** | UK £m | USA £m | Other £m | Total £m | UK £m | USA £m | Other £m | Total £m |
| At 1 October | 1,290 | 69 | 83 | 1,442 | 1,174 | 68 | 166 | 1,408 |
| Currency adjustment | – | 16 | 8 | 24 | – | (6) | 1 | (5) |
| Expected return on plan assets | 79 | 10 | 5 | 94 | 67 | 5 | 6 | 78 |
| Actuarial gain/(loss) | (153) | (32) | (4) | (189) | 14 | 5 | 3 | 22 |
| Employee contributions | 3 | 8 | 3 | 14 | 4 | – | 4 | 8 |
| Employer contributions | 25 | 14 | 17 | 56 | 68 | 17 | 25 | 110 |
| Benefits paid | (40) | (15) | (18) | (73) | (47) | (20) | (13) | (80) |
| Merger of Vendepac Scheme into the UK Scheme | – | – | – | – | 10 | – | (10) | – |
| Other balance sheet transfers | – | 57 | (2) | 55 | – | – | – | – |
| Disposals and plan settlements | – | – | (4) | (4) | – | – | (99) | (99) |
| At 30 September | 1,204 | 127 | 88 | 1,419 | 1,290 | 69 | 83 | 1,442 |

Consolidated financial statements

## 23 Post-employment benefit obligations continued

| Present value of defined benefit obligations | 2008 UK £m | 2008 USA £m | 2008 Other £m | 2008 Total £m | 2007 UK £m | 2007 USA £m | 2007 Other £m | 2007 Total £m |
|---|---|---|---|---|---|---|---|---|
| At 1 October | **1,228** | **129** | **155** | **1,512** | 1,269 | 155 | 266 | 1,690 |
| Currency adjustment | **–** | **25** | **17** | **42** | – | (11) | 2 | (9) |
| Current service cost | **9** | **5** | **9** | **23** | 12 | 3 | 12 | 27 |
| Past service cost | **–** | **–** | **(2)** | **(2)** | – | (1) | – | (1) |
| Curtailment credit | **–** | **–** | **–** | **–** | – | – | (6) | (6) |
| Amount charged to plan liabilities | **71** | **12** | **9** | **92** | 64 | 8 | 8 | 80 |
| Actuarial (gain)/loss | **(84)** | **(25)** | **(3)** | **(112)** | (84) | (5) | (19) | (108) |
| Employee contributions | **3** | **8** | **3** | **14** | 4 | – | 4 | 8 |
| Benefits paid | **(40)** | **(15)** | **(18)** | **(73)** | (47) | (20) | (13) | (80) |
| Merger of Vendepac Scheme into the UK Scheme | **–** | **–** | **–** | **–** | 10 | – | (10) | – |
| Plan amendment | **–** | **–** | **1** | **1** | – | – | – | – |
| Disposals and plan settlements | **–** | **–** | **(4)** | **(4)** | – | – | (103) | (103) |
| Other balance sheet transfers | **–** | **57** | **–** | **57** | – | – | 14 | 14 |
| Acquisitions | **–** | **–** | **2** | **2** | – | – | – | – |
| At 30 September | **1,187** | **196** | **169** | **1,552** | 1,228 | 129 | 155 | 1,512 |

| Present value of defined benefit obligations | 2008 UK £m | 2008 USA £m | 2008 Other £m | 2008 Total £m | 2007 UK £m | 2007 USA £m | 2007 Other £m | 2007 Total £m |
|---|---|---|---|---|---|---|---|---|
| Funded obligations | **1,158** | **143** | **112** | **1,413** | 1,199 | 81 | 98 | 1,378 |
| Unfunded obligations | **29** | **53** | **57** | **139** | 29 | 48 | 57 | 134 |
| Total obligations | **1,187** | **196** | **169** | **1,552** | 1,228 | 129 | 155 | 1,512 |

| Post-employment benefit obligations recognised in the balance sheet | 2008 £m | 2007 £m | 2006 £m | 2005 £m |
|---|---|---|---|---|
| Present value of defined benefit obligations | **1,552** | 1,512 | 1,690 | 1,595 |
| Fair value of plan assets | **(1,419)** | (1,442) | (1,408) | (1,040) |
| Total deficit of defined benefit pension plans per above | **133** | 70 | 282 | 555 |
| Surplus not recognised | **–** | 92 | – | – |
| Past service cost not recognised[1] | **(2)** | – | – | – |
| Post-employment benefit obligations per the balance sheet | **131** | 162 | 282 | 555 |

1 To be recognised over the remaining service life in accordance with IAS 19.

## 23 Post-employment benefit obligations continued

| Total pension costs/(credits) recognised in the income statement | 2008 UK £m | 2008 USA £m | 2008 Other £m | 2008 Total £m | 2007 UK £m | 2007 USA £m | 2007 Other £m | 2007 Total £m |
|---|---|---|---|---|---|---|---|---|
| Current service cost | 9 | 5 | 9 | 23 | 12 | 3 | 12 | 27 |
| Past service credit | – | – | (2) | (2) | – | (1) | – | (1) |
| Curtailment credit | – | – | – | – | – | – | (6) | (6) |
| Charged/(credited) to operating expenses | 9 | 5 | 7 | 21 | 12 | 2 | 6 | 20 |
| Amount charged to pension liability | 71 | 12 | 9 | 92 | 64 | 8 | 8 | 80 |
| Expected return on plan assets | (79) | (10) | (5) | (94) | (67) | (5) | (6) | (78) |
| Charged/(credited) to finance costs | (8) | 2 | 4 | (2) | (3) | 3 | 2 | 2 |
| Total pension costs/(credits) | 1 | 7 | 11 | 19 | 9 | 5 | 8 | 22 |

1 The total pension costs/(credits) shown above relate to both continuing and discontinued operations.

The history of experience adjustments is as follows. In accordance with the transitional provisions for the amendments to IAS 19 issued on 16 December 2004, the disclosures below are determined prospectively from the 2005 reporting period.

| Experience adjustments | 2008 £m | 2007 £m | 2006 £m | 2005 £m |
|---|---|---|---|---|
| Experience adjustments on plan liabilities – gain/(loss) | 5 | (15) | (14) | (8) |
| Experience adjustments on plan assets – (loss)/gain | (189) | 22 | 39 | 75 |

The actuarial gain/loss reported in the statement of recognised income and expense can be reconciled as follows:

| Actuarial adjustments | 2008 £m | 2007 £m |
|---|---|---|
| Actuarial (gains)/losses on fair value of plan assets | 189 | (22) |
| Actuarial (gains)/losses on defined benefit obligations | (112) | (108) |
| Actuarial (gains)/losses | 77 | (130) |
| Increase/(decrease) in surplus not recognised | (92) | 92 |
| Actuarial (gains)/losses per the statement of recognised income and expense | (15) | (38) |

The Group made total contributions of £56 million in the year (2007: £110 million) including special contributions of disposal proceeds to pension plans of £nil (2007: £45 million) and expects to make regular ongoing contributions of £42 million in 2009.

The expected return on plan assets is based on market expectations at the beginning of the period. The actual return on assets was a loss of £95 million (2007: gain £100 million).

The cumulative actuarial loss recognised in the statement of recognised income and expense was £141 million (2007: £156 million). An actuarial gain of £15 million (2007: £38 million) was recognised during the year.

Net post-employment benefit obligations of £131 million shown above include a surplus of £54 million on the UK Scheme which has been recognised in the year on the basis that the Company is now satisfied that it will be able to benefit from this surplus in the future.

## 24 Called up share capital

During the year 4,878,299 options were granted under the Compass Group Management Share Option Plan. All options were granted over the Company's ordinary shares and the grant price was equivalent to the market value of the Company's shares at the date of grant. No options were granted under any of the Company's other share option plans.

The Company commenced an on market share buy-back programme following the disposal of Select Service Partner in June 2006. This programme was extended following the disposal of Selecta in July 2007. A third phase of the programme commenced on 1 July 2008. During the year, a total of 107,014,468 ordinary shares of 10 pence each were repurchased for consideration of £348 million and cancelled.

| | 2008 | | 2007 | |
|---|---|---|---|---|
| **Authorised and allotted share capital** | Number of shares | £m | Number of shares | £m |
| *Authorised:* | | | | |
| Ordinary shares of 10p each | **3,000,010,000** | **300** | 3,000,010,000 | 300 |
| *Allotted and fully paid:* | | | | |
| Ordinary shares of 10p each | **1,841,932,734** | **184** | 1,926,996,323 | 193 |

| | 2008 | 2007 |
|---|---|---|
| **Allotted share capital** | Number of shares | Number of shares |
| Ordinary shares of 10p each allotted as at 1 October | **1,926,996,323** | 2,098,723,901 |
| Ordinary shares allotted during the year on exercise of share options | **21,950,879** | 9,679,856 |
| Repurchase of ordinary share capital | **(107,014,468)** | (181,407,434) |
| Ordinary shares of 10p each allotted as at 30 September | **1,841,932,734** | 1,926,996,323 |

At 30 September 2008, employees held options over a total of 77,658,295 ordinary shares under the Group's Executive and Management Share Option Plans and UK and International Sharesave Plans as follows:

| **Executive and Management Share Option Plans** | Exercisable | Number of shares | Option price per share pence |
|---|---|---|---|
| *Date of grant:* | | | |
| 11 December 1998 | 11 December 2001 – 10 December 2008 | 48,471 | 338.27 |
| 17 June 1999 | 17 June 2002 – 16 June 2009 | 69,244 | 444.76 |
| 16 September 1999 | 16 September 2002 – 15 September 2009 | 2,575,996 | 312.80[1] |
| 29 September 1999 | 29 September 2002 – 28 September 2009 | 1,041,363 | 316.10[1] |
| 25 November 1999 | 25 November 2002 – 24 November 2009 | 193,841 | 391.70 |
| 22 December 1999 | 22 December 2002 – 21 December 2009 | 13,849 | 431.40 |
| 3 February 2000 | 3 February 2003 – 2 February 2010 | 159,186 | 394.00[1] |
| 13 September 2000 | 13 September 2003 – 12 September 2010 | 7,735,954 | 371.60 |
| 28 May 2001 | 28 May 2004 – 27 May 2011 | 160,000 | 524.50 |
| 19 September 2001 | 19 September 2004 – 18 September 2011 | 5,685,500 | 430.00 |
| 23 May 2002 | 23 May 2005 – 22 May 2012 | 6,308,050 | 422.00 |
| 30 September 2002 | 30 September 2005 – 29 September 2012 | 1,988,325 | 292.50 |
| 4 December 2002 | 4 December 2005 – 3 December 2012 | 626,450 | 313.75 |
| 28 May 2003 | 28 May 2006 – 27 May 2013 | 8,422,550 | 320.00 |
| 3 December 2003 | 3 December 2006 – 2 December 2013 | 69,500 | 356.00 |
| 3 December 2003 | 3 December 2006 – 2 December 2013 | 1,293,750 | 356.00 |
| 7 June 2004 | 7 June 2007 – 6 June 2014 | 650,000 | 333.50 |
| 3 August 2004 | 3 August 2007 – 2 August 2014 | 800,000 | 316.25 |
| 3 August 2004 | 3 August 2007 – 2 August 2014 | 7,226,860 | 316.25 |
| 1 December 2004 | 1 December 2007 – 30 November 2014 | 1,615,000 | 229.25 |
| 1 December 2004 | 1 December 2007 – 30 November 2014 | 9,281,883 | 229.25 |
| 14 December 2005 | 14 December 2008 – 13 December 2015 | 5,511,980 | 210.00 |
| 12 June 2006 | 12 June 2009 – 11 June 2016 | 148,000 | 234.50 |
| 30 March 2007 | 30 March 2010 – 29 March 2017 | 4,016,968 | 335.75 |
| 28 September 2007 | 28 September 2010 – 27 September 2017 | 265,354 | 310.75 |
| 28 March 2008 | 28 March 2011 – 27 March 2018 | 4,607,075 | 321.50 |
| 30 September 2008 | 30 September 2011 – 29 September 2018 | 207,309 | 331.25 |
| | | **70,722,458** | |

1 Options granted over ordinary shares in Compass Group Holdings PLC ('CGH'). Under its articles of association, any CGH ordinary shares which are issued on exercise are automatically transferred to the Company in consideration of the issue of Compass Group PLC ordinary shares on the basis of 1.835 Compass Group PLC shares for every CGH share. Numbers and prices given relate to Compass Group PLC.

## 24 Called up share capital continued

| UK Sharesave Plan | Exercisable | Number of shares | Option price per share pence |
|---|---|---|---|
| *Date of grant:* | | | |
| 5 July 2002 | 1 September 2009 – 28 February 2010 | 56,129 | 336.00 |
| 4 July 2003 | 1 September 2008 – 28 February 2011 | 53,740 | 290.20 |
| 1 July 2004 | 1 September 2009 – 28 February 2012 | 245,530 | 266.80 |
| 1 July 2005 | 1 September 2008 – 28 February 2013 | 1,713,899 | 179.20 |
| | | **2,069,298** | |

1 The options vest over a three, five and seven year period. The range of exercisable dates reflects the options outstanding at the balance sheet date.

| International Sharesave Plan | Exercisable | Number of shares | Option price per share pence |
|---|---|---|---|
| *Date of grant:* | | | |
| 21 July 2003 | 1 October 2008 – 28 February 2009 | 149,542 | 290.20 |
| 19 July 2004 | 1 October 2009 – 28 February 2012 | 299,077 | 266.80 |
| 18 July 2005 | 1 October 2008 – 28 February 2011 | 981,981 | 179.20 |
| 30 July 2005 | 1 September 2008 | 3,296,070 | 179.20 |
| 30 July 2005 | 1 September 2008 | 139,869 | 179.20 |
| | | **4,866,539** | |

1 The options vest over a three, five and seven year period. The range of exercisable dates reflects the options outstanding at the balance sheet date.
2 Options granted under the International Sharesave Plan represent appreciation rights over the number of shares shown. In the event of exercise, holders will receive a number of shares calculated by reference to the increase in the market price at the time of exercise over the option price.

In addition, shares are also awarded under the Compass Group Long-Term Incentive Plan ('LTIP').

| Long-Term Incentive Plan | Vesting date | Number of shares | Performance conditions |
|---|---|---|---|
| *Date of award:* | | | |
| 19 December 2003 | 1 October 2006 | 328,599 | TSR |
| 14 June 2006 | 1 October 2008 | 3,189,460 | 50% TSR / 50% GFCF |
| 8 March 2007 | 1 October 2009 | 1,863,004 | 50% TSR / 50% GFCF |
| 1 June 2007 | 1 October 2009 | 178,936 | 50% TSR / 50% GFCF |
| 20 December 2007 | 1 October 2010 | 2,563,978 | 50% TSR / 50% GFCF |
| | | **8,123,977** | |

1 The performance and vesting conditions are described in more detail in note 26.

## 25 Reconciliation of movements in equity

| | Attributable to equity shareholders of the Company | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| **Reconciliation of movements in equity** | Share capital £m | Share premium account £m | Capital redemption reserve £m | Own shares £m | Other reserves £m | Retained earnings £m | Minority interests £m | Total £m |
| At 1 October 2006 | 210 | 96 | 15 | – | 4,288 | (2,303) | 6 | 2,312 |
| Total recognised income and expense | – | – | – | – | 1 | 575 | 19 | 595 |
| Issue of shares | 1 | 26 | – | – | – | – | – | 27 |
| Fair value of share-based payments | – | – | – | – | 25 | – | – | 25 |
| Settled in cash or existing shares (purchased in market) | – | – | – | – | (11) | – | – | (11) |
| Share buy-back | (18) | – | 18 | – | – | (575) | – | (575) |
| Transfer on exercise of put options | – | – | – | – | 9 | – | – | 9 |
| Buy-out of minority interests | – | – | – | – | – | – | – | – |
| Fair value adjustments arising on acquisition | – | – | – | – | – | – | – | – |
| Other changes | – | – | – | – | – | – | – | – |
| | 193 | 122 | 33 | – | 4,312 | (2,303) | 25 | 2,382 |
| Dividends paid to Compass shareholders (note 9) | – | – | – | – | – | (208) | – | (208) |
| Dividends paid to minority interest | – | – | – | – | – | – | (3) | (3) |
| Increase in own shares held for staff compensation schemes[1] | – | – | – | (1) | – | – | – | (1) |
| At 30 September 2007 | 193 | 122 | 33 | (1) | 4,312 | (2,511) | 22 | 2,170 |
| **At 1 October 2007** | **193** | **122** | **33** | **(1)** | **4,312** | **(2,511)** | **22** | **2,170** |
| Total recognised income and expense | **–** | **–** | **–** | **–** | **71** | **455** | **10** | **536** |
| Issue of shares | **2** | **56** | **–** | **–** | **–** | **–** | **–** | **58** |
| Fair value of share-based payments | **–** | **–** | **–** | **–** | **14** | **–** | **–** | **14** |
| Settled in cash or existing shares (purchased in market) | **–** | **–** | **–** | **–** | **(5)** | **–** | **–** | **(5)** |
| Share buy-back | **(11)** | **–** | **11** | **–** | **–** | **(348)** | **–** | **(348)** |
| Transfer on exercise of put options | **–** | **–** | **–** | **–** | **–** | **–** | **–** | **–** |
| Buy-out of minority interests | **–** | **–** | **–** | **–** | **–** | **–** | **(6)** | **(6)** |
| Fair value adjustments arising on acquisition | **–** | **–** | **–** | **–** | **9** | **–** | **–** | **9** |
| Other changes | **–** | **–** | **–** | **–** | **–** | **(3)** | **(3)** | **(6)** |
| | **184** | **178** | **44** | **(1)** | **4,401** | **(2,407)** | **23** | **2,422** |
| Dividends paid to Compass shareholders (note 9) | **–** | **–** | **–** | **–** | **–** | **(209)** | **–** | **(209)** |
| Dividends paid to minority interest | **–** | **–** | **–** | **–** | **–** | **–** | **(4)** | **(4)** |
| Increase in own shares held for staff compensation schemes[1] | **–** | **–** | **–** | **(3)** | **–** | **–** | **–** | **(3)** |
| At 30 September 2008 | **184** | **178** | **44** | **(4)** | **4,401** | **(2,616)** | **19** | **2,206** |

1 These shares are held in trust and are used to satisfy some of the Group's liabilities to employees for share options, share bonus and long-term incentive plans.

Own shares held by the Group represent 1,276,271 shares in Compass Group PLC (2007: 271,960 shares). 1,259,062 shares are held by the Compass Group Employee Share Trust ('ESOP') and 17,209 shares by the Compass Group Employee Trust Number 2 ('CGET'). These shares are listed on a recognised stock exchange and their market value at 30 September 2008 was £4.4 million (2007: £0.8 million). The nominal value held at 30 September 2008 was £127,627 (2007: £27,196).

ESOP and CGET are discretionary trusts for the benefit of employees and the shares held are used to satisfy some of the Group's liabilities to employees for share options, share bonus and long-term incentive plans. All of the shares held by the ESOP and CGET are required to be made available in this way.

## 25 Reconciliation of movements in equity continued

The analysis of other reserves is shown below:

| Other reserves | Share-based payment reserve £m | Merger reserve £m | Revaluation reserve £m | Translation reserve £m | Equity adjustment for put options £m | Total other reserves £m |
|---|---|---|---|---|---|---|
| At 1 October 2006 | 130 | 4,170 | – | 5 | (17) | 4,288 |
| Total recognised income and expense | – | – | – | 1 | – | 1 |
| Fair value of share-based payments | 25 | – | – | – | – | 25 |
| Settled in cash or existing shares (purchased in market) | (11) | – | – | – | – | (11) |
| Transfer on exercise of put options | – | – | – | – | 9 | 9 |
| Fair value adjustments arising on acquisition | – | – | – | – | – | – |
| At 30 September 2007 | 144 | 4,170 | – | 6 | (8) | 4,312 |
| **At 1 October 2007** | **144** | **4,170** | **–** | **6** | **(8)** | **4,312** |
| Total recognised income and expense | **–** | **–** | **(1)** | **72** | **–** | **71** |
| Fair value of share-based payments | **14** | **–** | **–** | **–** | **–** | **14** |
| Settled in cash or existing shares (purchased in market) | **(5)** | **–** | **–** | **–** | **–** | **(5)** |
| Transfer on exercise of put options | **–** | **–** | **–** | **–** | **–** | **–** |
| Fair value adjustments arising on acquisition | **–** | **–** | **9** | **–** | **–** | **9** |
| At 30 September 2008 | **153** | **4,170** | **8** | **78** | **(8)** | **4,401** |

The merger reserve arose in 2000 following the demerger from Granada Compass plc. The equity adjustment for put options arose in 2005 on the accounting for the options held by the Group's minority partners requiring the Group to purchase those minority interests.

## 26 Share-based payments

**Share options**

Full details of the Compass Group Share Option Plan ('Option Plan'), the Management Share Option Plan ('Management Plan') and the UK and International Sharesave Plans can be found in the Directors' Remuneration report.

The following tables illustrate the number and weighted average exercise prices of, and movements in, share options during the year:

| | **2008** | | 2007 | |
|---|---|---|---|---|
| **Executive and Management Share Option Plans** | **Number of share options** | **Weighted average exercise price pence** | Number of share options | Weighted average exercise price pence |
| Outstanding at 1 October | **110,254,435** | **321.05** | 129,018,281 | 321.25 |
| Granted | **4,878,299** | **321.91** | 4,463,879 | 334.26 |
| Exercised | **(19,535,485)** | **274.44** | (8,946,120) | 283.31 |
| Lapsed | **(24,874,791)** | **354.91** | (14,281,605) | 350.63 |
| Outstanding at 30 September | **70,722,458** | **322.07** | 110,254,435 | 321.05 |
| Exercisable at 30 September | **55,965,772** | **332.42** | 62,610,104 | 364.63 |

The balance above includes options over 17,683,404 shares (2007: 29,711,766 shares) that were granted on or before 7 November 2002 and had vested by 1 October 2004. These options had not been subsequently modified and therefore did not need to be accounted for in accordance with IFRS 2 'Share-based Payment'.

## 26 Share-based payments continued

| UK Sharesave Plan | 2008 Number of share options | 2008 Weighted average exercise price pence | 2007 Number of share options | 2007 Weighted average exercise price pence |
|---|---|---|---|---|
| Outstanding at 1 October | **5,071,649** | **211.55** | 8,463,978 | 236.51 |
| Exercised | **(1,876,759)** | **190.41** | (639,141) | 236.82 |
| Lapsed | **(1,125,592)** | **274.02** | (2,753,188) | 282.43 |
| Outstanding at 30 September | **2,069,298** | **196.73** | 5,071,649 | 211.55 |
| Exercisable at 30 September | **303,427** | **190.08** | 614,111 | 305.45 |

There were no options outstanding on 30 September 2008 (2007: 89,086) that were granted on or before 7 November 2002 and had vested by 1 October 2004. The options which were outstanding on 30 September 2007 had not been subsequently modified and therefore did not need to be accounted for in accordance with IFRS 2.

| International Sharesave Plan | 2008 Number of share options | 2008 Weighted average exercise price pence | 2007 Number of share options | 2007 Weighted average exercise price pence |
|---|---|---|---|---|
| Outstanding at 1 October | **6,843,658** | **218.40** | 9,595,916 | 220.56 |
| Exercised | **(538,635)** | **256.34** | (56,267) | 191.27 |
| Lapsed | **(1,438,484)** | **307.05** | (2,695,991) | 226.65 |
| Outstanding at 30 September | **4,866,539** | **187.99** | 6,843,658 | 218.40 |
| Exercisable at 30 September | **4,192,902** | **183.16** | 2,196,771 | 274.89 |

Options granted under the International Sharesave Plan represent appreciation rights over the number of shares shown. When exercised, holders receive a number of shares calculated by reference to the increase in the market price at that time over the option price (as shown in the table above). Any remaining share appreciation rights are shown in the table above as lapsed.

There were no options outstanding on 30 September 2008 (2007: 1,814) that were granted on or before 7 November 2002 and had vested by 1 October 2004. The options which were outstanding on 30 September 2007 had not been subsequently modified and therefore did not need to be accounted for in accordance with IFRS 2.

**Information relating to all option schemes**

The weighted average share price at the date of exercise for share options exercised during the year was 350.52 pence (2007: 345.64 pence).

The options outstanding at the end of the year have a weighted average remaining contractual life of 5.1 years (2007: 5.5 years) for executive and management schemes and 0.9 years (2007: 1.5 years) for employee schemes.

For 2008, options were granted on 28 March 2008 and 30 September 2008. The estimated fair value of options granted on those dates was 71.52 pence and 80.44 pence respectively. For 2007, options were granted on 30 March 2007 and 28 September 2007. The estimated average fair value of these options was 90.97 pence and 62.10 pence respectively.

Fair values for the executive and management schemes were calculated using a binomial distribution option pricing model so that proper allowance is made for the presence of performance conditions and the possibility of early exercise. In addition, a Monte Carlo simulation model was used to estimate the probability of performance conditions being met. Fair values for options granted under employee savings-related schemes were calculated using the Black-Scholes option pricing model. The inputs to the option pricing models are reassessed for each grant.

The expected volatility is calculated with reference to weekly movements in the Compass share price over the three years prior to the grant date.

## 26 Share-based payments continued

The following assumptions were used in calculating the fair value of options granted under executive schemes:

| Assumptions – options | 2008 | 2007 |
|---|---|---|
| Expected volatility | **25.3%** | 28.0% |
| Risk free interest rate | **4.1%** | 5.2% |
| Dividend yield | **3.2%** | 3.0% |
| Expected life | **6.0 years** | 6.0 years |
| Weighted average share price at date of grant | **325.81p** | 337.74p |
| Weighted average option exercise price | **321.91p** | 334.26p |

Vesting of options awarded from October 2005 onwards depend on the achievement of the Group Free Cash Flow ('GFCF') target. Options granted on 14 December 2005 and 12 June 2006 vest in full if the minimum GFCF target is met. For subsequent grants, 25% of the awards will vest if the minimum GFCF target is met and 100% of the awards will vest if the maximum GFCF target is met. Awards vest on a straight line basis for GFCF between these two points.

| | | Target | | | |
|---|---|---|---|---|---|
| | | Minimum | | Maximum | |
| Management Share Option Plans | Performance period | GFCF £m | % of award | GFCF £m | % of award |
| *Granted on:* | | | | | |
| 14 December 2005 and 12 June 2006 | 1 October 2005 – 30 September 2008 | 768 | 100% | – | – |
| 30 March 2007 and 28 September 2007 | 1 October 2006 – 30 September 2009 | 859 | 25% | 959 | 100% |
| 28 March 2008 and 30 September 2008 | 1 October 2007 – 30 September 2010 | 1,146 | 25% | 1,270 | 100% |

Performance targets applying to earlier grants under the Executive and Management Share Option Plans have been met in full. No performance targets apply to the UK or International Sharesave Options Plans.

**Long-Term Incentive Plan**

Full details of the Compass Group Long-Term Incentive Plan ('LTIP') can be found in the Directors' Remuneration report.

The following table shows the movement in share awards during the year:

| Long-Term Incentive Plan | 2008 Number of shares | 2007 Number of shares |
|---|---|---|
| Outstanding at 1 October | **6,669,902** | 6,183,127 |
| Awarded | **2,563,978** | 2,041,940 |
| Exercised | **–** | (253,526) |
| Lapsed[1] | **(1,109,903)** | (1,301,639) |
| Outstanding at 30 September | **8,123,977** | 6,669,902 |
| Exercisable at 30 September | **–** | – |

1 2007 data has been restated to exclude 1,109,903 shares which lapsed on 1 October 2007. These shares are now reported as lapsed in 2008.

Vesting of LTIP awards made before September 2005 and 50% of LTIP awards made from 1 October 2005 onwards are dependent on the Group's performance relative to a comparator group of companies comprising the FTSE 100 index ('TSR'). This is treated as a market-based condition for valuation purposes and an assessment of the vesting probability was built into the grant date fair value calculations. This assessment was calculated using a Monte Carlo simulation option pricing model.

The remaining 50% of awards made from October 2005 onwards depend on the achievement of the Group Free Cash Flow ('GFCF') target. 25% of that part of the award will vest if the minimum GFCF target is met, and 100% of that part of the award will vest if the maximum GFCF target is met. Awards vest on a straight-line basis for GFCF between these two points.

## 26 Share-based payments continued

| Long-Term Incentive Plan | Performance period | Target – Minimum GFCF £m | Target – Minimum % of award | Target – Maximum GFCF £m | Target – Maximum % of award |
|---|---|---|---|---|---|
| *Awarded year commencing:* | | | | | |
| 1 October 2005 | 1 October 2005 – 30 September 2008 | 768 | 25% | 843 | 100% |
| 1 October 2006 | 1 October 2006 – 30 September 2009 | 859 | 25% | 959 | 100% |
| 1 October 2007 | 1 October 2007 – 30 September 2010 | 1,146 | 25% | 1,270 | 100% |

The fair value of these awards was calculated using the Black-Scholes option pricing model, the vesting probability being assessed based on a simulation model of the GFCF forecast.

No LTIP awards were exercised in 2008. The weighted average share price at the date of exercise for LTIP awards exercised during 2007 was 324.41 pence.

The LTIP awards outstanding at the end of the year have a weighted average remaining contractual life of 1.1 years (2007: 1.5 years).

In 2008, LTIP awards were made on 20 December 2007 for which the estimated fair value was 241.07 pence. In 2007, LTIP awards were made on 8 March 2007 and 1 June 2007. The estimated weighted average fair value of these awards was 251.88 pence.

The inputs to the option pricing model are reassessed for each award. The following assumptions were used in calculating the fair value of LTIP awards made during the year:

| Assumptions – Long-Term Incentive Plan | 2008 | 2007 |
|---|---|---|
| Expected volatility | **24.5%** | 28.1% |
| Risk free interest rate | **4.4%** | 5.2% |
| Dividend yield | **3.4%** | 3.2% |
| Expected life | **2.8 years** | 2.5 years |
| Weighted average share price at date of grant | **322.75p** | 317.70p |

**Long-Term Bonus Plan**
Certain executives participating in the Long-Term Bonus Plan in prior years received an award of deferred Compass Group PLC shares. The award of bonus shares is subject to performance conditions and matching shares may be released by the Company following completion of a further period of service. The terms of the Plan require that these shares are purchased in the market, rather than being issued by the Company. The shares are purchased and distributed by the ESOP and CGET.

The following table illustrates the movement in the number of awards during the year:

| Long-Term Bonus Plan | 2008 Number of shares | 2007 Number of shares |
|---|---|---|
| Outstanding at 1 October | **3,462,526** | 6,514,317 |
| Awarded | **–** | 222,932 |
| Adjustment of awards following acquisition of minority interests | **–** | 295,984 |
| Vested | **(1,525,235)** | (2,079,432) |
| Lapsed (cash settled) | **(47,958)** | (1,020,400) |
| Forfeited | **(289,138)** | (470,875) |
| Outstanding at 30 September | **1,600,195** | 3,462,526 |

## 26 Share-based payments continued

The fair value of bonus shares awarded during the year is calculated using the Black-Scholes option pricing model. The inputs to the option pricing models are reassessed for each grant. The following assumptions were used in calculating the fair value of options granted:

| Assumptions – Long-Term Bonus Plan | 2008 | 2007 |
|---|---|---|
| Expected volatility | – | 31.0% |
| Risk free interest rate | – | 4.3% |
| Dividend yield | – | 4.3% |
| Expected life | – | 3.0 years |
| Weighted average share price at date of grant | – | 222.28p |

1 No awards were made during the year and therefore there was no need to calculate the fair value of options granted (2007: assumptions as above).

The weighted average share price at the date of exercise for share bonus awards vesting during 2008 was 321.06 pence (2007: 305.07 pence). The share bonus awards outstanding at the end of the year have a weighted average remaining contractual life of 0.1 years (2007: 0.1 years).

No share bonus awards were made during the year. The estimated average fair value of share bonus awards made during 2007 was 280.56 pence.

**Income statement expense and carrying value**

The Group recognised expenses of £14 million (2007: £24 million) for continuing operations and £nil (2007: £1 million) for discontinued operations in respect of equity-settled share-based payment transactions.

**Cash-settled share-based payments**

In 2002, 2003 and 2004, the Group granted phantom share options to certain employees under the terms of the Management Equity Bonus Plan which mirror grants made under the management option plan. These require the Group to pay the intrinsic value of the option to the employee at the date of exercise. At 30 September 2008, the Group has recorded liabilities of £nil (2007: £1 million). The fair value of the phantom options is determined using the binomial distribution pricing model using the assumptions shown above. The Group recorded a total expense of £nil (2007: credit £1 million) during the year in respect of cash-settled phantom share options.

## 27 Business combinations

The Group acquired the remaining 50% interest in GR SA, its 50%-owned Brazilian joint venture, for cash consideration of £91 million on 6 March 2008.

Propoco Inc ('Professional Services'), a leading regional provider of facilities management services to the US healthcare market, was acquired on 1 October 2007 for a total consideration of £38 million. £36 million was paid at closing, with the remaining £2 million being deferred for 12 months. Medi-Dyn Inc, a US-based healthcare company was acquired on 10 July 2008 for a total consideration of £26 million of which £23 million was paid at closing with the remaining £3 million being deferred for 12 months. Seven other small infill acquisitions were made during the year for a total consideration of £21 million, £5 million of which was deferred.

On 29 November 2007 the Group bought out the remaining 10% minority interest in Palmar S.p.A, its Italian subsidiary which provides support services, and on 25 March 2008 it acquired a further 9% of the shares of Seiyo Food – Compass Group Inc, its Japanese subsidiary, taking the Group's shareholding from 86% to 95%. The combined consideration for the two transactions was £15 million.

| | Acquisition of 50% interest in GR SA | | Other acquisitions | | Buy-out of minority interests | Total |
|---|---|---|---|---|---|---|
| | Book value[1] £m | Fair value[2] £m | Book value £m | Fair value £m | Fair value £m | Fair value £m |
| **Net assets acquired** | | | | | | |
| Goodwill | 22 | 22 | – | – | – | 22 |
| Other intangible assets: | | | | | | |
| – Computer software | 2 | 2 | – | – | – | 2 |
| – Contract-related and other intangibles arising on acquisition | – | 52 | – | 13 | – | 65 |
| Property, plant and equipment | 10 | 10 | 1 | 1 | – | 11 |
| Deferred tax asset | – | 11 | – | – | – | 11 |
| Inventories | 3 | 3 | 1 | 1 | – | 4 |
| Trade and other receivables | 20 | 20 | 5 | 5 | – | 25 |
| Cash and cash equivalents | 4 | 4 | 1 | 1 | – | 5 |
| Other assets | 1 | 2 | 1 | 2 | – | 4 |
| Trade and other payables | (30) | (30) | (6) | (6) | – | (36) |
| Provisions (note 22) | – | (26) | – | – | – | (26) |
| Post-employment benefit obligations (note 23) | (2) | (2) | – | – | – | (2) |
| Deferred tax liabilities | (1) | (22) | – | (1) | – | (23) |
| Other liabilities | (1) | (1) | – | – | – | (1) |
| Minority interest (note 25) | – | – | – | – | 6 | 6 |
| | 28 | 45 | 3 | 16 | 6 | 67 |
| Portion of fair value adjustment credited to revaluation reserve (note 25)[2] | | (9) | | – | – | (9) |
| Fair value of net assets acquired | | 36 | | 16 | 6 | 58 |
| Goodwill arising on acquisition | | 55 | | 69 | 9 | 133 |
| Total consideration | | 91 | | 85 | 15 | 191 |
| **Satisfied by** | | | | | | |
| Cash consideration and costs | | 91 | | 75 | 15 | 181 |
| Deferred consideration | | – | | 10 | – | 10 |
| | | 91 | | 85 | 15 | 191 |
| **Cash flow** | | | | | | |
| Cash consideration | | 91 | | 75 | 15 | 181 |
| Cash acquired | | (4) | | (1) | – | (5) |
| Net cash outflow arising on acquisition | | 87 | | 74 | 15 | 176 |
| Deferred consideration and other payments relating to previous acquisitions | | | | | | 5 |
| Total cash outflow arising from the purchase of subsidiary companies and investments in associated undertakings | | | | | | 181 |

1 Final agreed amounts.
2 The fair value adjustments arising on the acquisition of the remaining 50% interest in GR SA relate to 100% of the shareholding. The portion of the fair value adjustment pertaining to the Group's existing 50% shareholding in GR SA was credited to the revaluation reserve in accordance with IFRS 3 'Business Combinations'.

## 27 Business combinations continued

Adjustments made to the fair value of assets acquired include the value of intangible assets, provisions and other adjustments recognised on acquisition in accordance with IFRS 3 'Business Combinations'. The adjustments made in respect of the acquisitions in the 12 months to 30 September 2008 are provisional and will be finalised within 12 months of the acquisition date.

The goodwill arising on the acquisition of the remaining 50% interest in GR SA represents the premium the Group paid to gain full operational and strategic control of the company. This will allow the business to be fully integrated into the Group.

The initial goodwill arising on the acquisition of the other businesses represents the premium the Group paid to acquire seven small companies which complement the existing business and create significant opportunities for cross-selling and other synergies.

In the period from acquisition to 30 September 2008 the acquisitions contributed revenue of £187 million and operating profit of £11 million to the Group's results.

If the acquisitions had occurred on 1 October 2007, Group revenue for the year would have been £11,527 million and total Group operating profit (including associates) would have been £664 million.

## 28 Reconciliation of operating profit to cash generated by operations

| Reconciliation of operating profit to cash generated by continuing operations | 2008 £m | 2007 £m |
|---|---|---|
| Operating profit from continuing operations | **655** | 525 |
| *Adjustments for:* | | |
| Amortisation of intangible fixed assets[2] | **81** | 60 |
| Amortisation of intangible assets arising on acquisition | **3** | – |
| Depreciation of property, plant and equipment[2] | **125** | 114 |
| (Gain)/loss on disposal of property, plant and equipment / intangible assets | **2** | 5 |
| (Gain)/loss on business disposals – other activities | **(6)** | - |
| Increase/(decrease) in provisions | **21** | 43 |
| Decrease in post-employment benefit obligations | **(33)** | (42) |
| Share-based payments – charged to profits | **14** | 23 |
| Share-based payments – settled in cash or existing shares[1] | **(5)** | (11) |
| Operating cash flows before movement in working capital | **857** | 717 |
| (Increase)/decrease in inventories | **(13)** | (7) |
| (Increase)/decrease in receivables[2] | **(108)** | 10 |
| Increase/(decrease) in payables | **179** | 36 |
| Cash generated by continuing operations[2] | **915** | 756 |

1 It was originally anticipated these payments would be satisfied by the issue of new shares.
2 Certain contract-related assets previously included within property, plant and equipment and other receivables have been reclassified as intangible assets. The 2007 cash flow has been restated accordingly. There is no impact on the income statement.

## 29 Cash flow from discontinued operations

| Cash flow from discontinued operations | 2008 £m | 2007 £m |
|---|---|---|
| **Net cash from/(used in) operating activities of discontinued operations** | | |
| Cash generated from discontinued operations | **2** | (11) |
| Tax paid | **–** | (7) |
| Net cash from/(used in) operating activities of discontinued operations | **2** | (18) |
| **Net cash from/(used in) investing activities by discontinued operations** | | |
| Purchase of property, plant and equipment | **–** | (34) |
| Proceeds from sale of property, plant and equipment | **–** | 4 |
| Net cash from/(used in) investing activities by discontinued operations | **–** | (30) |
| **Net cash from/(used in) financing activities by discontinued operations** | | |
| Dividends paid to minority interests | **–** | – |
| Net cash from/(used in) financing activities by discontinued operations | **–** | – |

## 30 Analysis of net debt

This table is presented as additional information to show movement in net debt, defined as overdrafts, bank and other borrowings, finance leases and derivative financial instruments, net of cash and cash equivalents.

| | | Gross debt | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Net debt | Cash and cash equivalents £m | Bank overdrafts £m | Bank and other borrowings £m | Total overdrafts and borrowings £m | Finance leases £m | Derivative financial instruments £m | Total gross debt £m | Net debt £m |
| 1 October 2006 | 848 | (56) | (1,841) | (1,897) | (57) | 11 | (1,943) | (1,095) |
| Cash flow | (11) | (66) | 305 | 239 | – | – | 239 | 228 |
| Cash flow from repayment of obligations under finance leases | – | – | – | – | 15 | – | 15 | 15 |
| (Increase)/decrease in net debt as a result of new finance leases taken out | – | – | – | – | (15) | – | (15) | (15) |
| Currency translation gains/(losses) | 2 | 3 | 68 | 71 | 1 | – | 72 | 74 |
| Acquisitions and disposals (excluding cash and overdrafts) | – | 1 | – | 1 | 6 | – | 7 | 7 |
| Other non-cash movements | – | – | 33 | 33 | – | (11) | 22 | 22 |
| 30 September 2007 | 839 | (118) | (1,435) | (1,553) | (50) | – | (1,603) | (764) |
| **At 1 October 2007** | **839** | **(118)** | **(1,435)** | **(1,553)** | **(50)** | **–** | **(1,603)** | **(764)** |
| **Cash flow** | **(276)** | **95** | **46** | **141** | **–** | **–** | **141** | **(135)** |
| **Cash flow from repayment of obligations under finance leases** | **–** | **–** | **–** | **–** | **11** | **–** | **11** | **11** |
| **(Increase)/decrease in net debt as a result of new finance leases taken out** | **–** | **–** | **–** | **–** | **(8)** | **–** | **(8)** | **(8)** |
| **Currency translation gains/(losses)** | **16** | **(6)** | **(125)** | **(131)** | **(6)** | **–** | **(137)** | **(121)** |
| **Acquisitions and disposals (excluding cash and overdrafts)** | **–** | **–** | **–** | **–** | **–** | **–** | **–** | **–** |
| **Other non-cash movements** | **–** | **–** | **2** | **2** | **–** | **10** | **12** | **12** |
| **At 30 September 2008** | **579** | **(29)** | **(1,512)** | **(1,541)** | **(53)** | **10** | **(1,584)** | **(1,005)** |

Other non-cash movements are comprised as follows:

| Other non-cash movements in net debt | 2008 £m | 2007 £m |
|---|---|---|
| Amortisation of the fair value adjustment in respect of the £250 million Sterling Eurobond redeemable in December 2014 | **4** | 4 |
| Fair value debt adjustment | **(11)** | 4 |
| Swap monetisation credit | **9** | 25 |
| Changes in the value of derivative financial instruments | **10** | (11) |
| Other non-cash movements | **12** | 22 |

## 31 Contingent liabilities

| Contingent liabilities | 2008 £m | 2007 £m |
|---|---|---|
| Performance bonds and guarantees and indemnities (including those of associated undertakings) | **301** | 227 |

On 21 October 2005, the Company announced that it had instructed Freshfields Bruckhaus Deringer to conduct an investigation into the relationships between Eurest Support Services ('ESS') (a member of the Group), IHC Services Inc. ('IHC') and the United Nations. Ernst & Young assisted Freshfields Bruckhaus Deringer in this investigation. On 1 February 2006, it was announced that the investigation had concluded.

The investigation established serious irregularities in connection with contracts awarded to ESS by the UN. The work undertaken by Freshfields Bruckhaus Deringer and Ernst & Young gave no reason to believe that these issues extended beyond a few individuals within ESS to other parts of ESS or the wider Compass Group of companies.

The Group settled all outstanding civil litigation against it, in relation to this matter, in October 2006 but litigation continues between competitors of ESS, IHC and other parties involved in UN procurement.

IHC's relationship with the UN and ESS was part of a wider investigation into UN procurement activity being conducted by the United States Attorney's Office for the Southern District of New York, and with which the Group cooperated fully. The current status of that investigation is uncertain and a matter for the US authorities. Those investigators could have had access to sources unavailable to the Group, Freshfields Bruckhaus Deringer or Ernst & Young, and further information may yet emerge which is inconsistent with, or additional to, the findings of the Freshfields Bruckhaus Deringer investigation, which could have an adverse impact on the Group. The Group has however not been contacted by, or received further requests for information from, the United States Attorney's Office for the Southern District of New York in connection with these matters since January 2006. The Group has cooperated fully with the UN throughout.

In February 2007, the Group's Portuguese business, Eurest (Portugal) Sociedade Europeia Restaurantes LDA, was visited by the Portuguese Competition Authority ('PCA') as part of an investigation into possible past breaches of competition law by the Group and other caterers in the sector. The PCA investigation relates to a part of the Portuguese catering business which services mainly public sector contracts. The Group is cooperating fully with the PCA. The investigation has been ongoing for some while and it is likely that it will take several more months to complete. The outcome cannot be predicted at this point. Revenues of the Portuguese business for the year ended 30 September 2008 were £110 million (€145 million).

It is not currently possible to quantify any potential liability which may arise in respect of these matters. The directors currently have no reason to believe that any potential liability that may arise would be material to the financial position of the Group.

The Group, through a number of its subsidiary undertakings, is, from time to time, party to various other legal proceedings or claims arising from its normal business. Provisions are made as appropriate. None of these proceedings is regarded as material litigation.

The Group has provided a guarantee to one of its joint venture partners over the level of profits which will accrue to them in future periods. The maximum amount payable under this guarantee is £35 million, which would be payable in respect of the period from 1 July 2007 to 31 December 2010. Based on the latest management projections, no overall liability is expected to arise in relation to this guarantee. No provision has been recorded at 30 September 2008 (2007: £nil).

## 32 Capital commitments

| Capital commitments | 2008 £m | 2007 £m |
|---|---|---|
| Contracted for but not provided for | **28** | 23 |

## 33 Operating lease and concessions commitments

The Group leases offices and other premises under non-cancellable operating leases. The leases have varying terms, purchase options, escalation clauses and renewal rights. The Group has some leases that include revenue-related rental payments that are contingent on future levels of revenue.

Future minimum rentals payable under non-cancellable operating leases and concessions agreements are as follows:

| | 2008 | | | 2007 | | |
|---|---|---|---|---|---|---|
| | Operating leases | | Other occupancy rentals | Operating leases | | Other occupancy rentals |
| **Operating lease and concessions commitments** | Land and buildings £m | Other assets £m | £m | Land and buildings £m | Other assets £m | £m |
| Falling due within 1 year | **48** | **48** | **31** | 40 | 41 | 26 |
| Falling due between 2 and 5 years | **120** | **62** | **83** | 111 | 54 | 61 |
| Falling due in more than 5 years | **72** | **9** | **52** | 71 | 5 | 33 |
| Total | **240** | **119** | **166** | 222 | 100 | 120 |

## 34 Related party transactions

The following transactions were carried out with related parties of Compass Group PLC:

**Subsidiaries**
Transactions between the ultimate Parent Company and its subsidiaries, and between subsidiaries, have been eliminated on consolidation.

**Joint ventures**
There were no significant transactions between joint ventures or joint venture partners and the rest of the Group during the year except for the acquisition of the remaining 50% interest in GR SA, the Group's 50% owned Brazilian joint venture (see note 27) and the sale of the Group's share in Radhakrishnan Hospitality Services Private Ltd and SHRM Food and Allied Services Private Ltd, the Group's 50% owned Indian joint ventures (see note 15).

**Associates**
The balances with associated undertakings are shown in notes 16 and 21. There were no significant transactions with associated undertakings during the year.

**Key management personnel**
The remuneration of directors and key management personnel is set out in note 3. During the year there were no other material transactions or balances between the Group and its key management personnel or members of their close family.

## 35 Post balance sheet events

On 30 October 2008, the Group raised and received a total of £185 million in the US private placement market through the issue of five, seven and eight year loan notes.

| Loan notes | Nominal value | Redeemable | Interest |
|---|---|---|---|
| US$ private placement | $105m | Oct 2013 | 6.45% |
| US$ private placement | $162m | Oct 2015 | 6.72% |
| Sterling private placement | £35m | Oct 2016 | 7.55% |

This has further strengthened the Group's balance sheet and extended the maturity profile of the Group's borrowings.

| Maturity profile of borrowings (excluding finance leases) | 30 Oct 2008 £m | 30 Sep 2008 £m |
|---|---|---|
| Within 1 year, or on demand | **368** | 368 |
| Between 1 and 2 years | **226** | 226 |
| Between 2 and 3 years | **73** | 73 |
| Between 3 and 4 years | **588** | 588 |
| Between 4 and 5 years | **61** | 2 |
| In more than 5 years | **410** | 284 |
| Borrowings (excluding finance leases) | **1,726** | 1,541 |

The average maturity profile of the Group's borrowings is now 3.4 years (3.1 years as at 30 September 2008).

## 36 Exchange rates

| Exchange rates | 2008 | 2007 |
|---|---|---|
| **Average exchange rate for year** | | |
| Australian Dollar | **2.19** | 2.44 |
| Brazilian Real | **3.40** | 4.02 |
| Canadian Dollar | **1.99** | 2.19 |
| Euro | **1.32** | 1.48 |
| Japanese Yen | **212.97** | 234.05 |
| Norwegian Krone | **10.53** | 11.98 |
| South African Rand | **14.66** | 14.18 |
| Swedish Krona | **12.40** | 13.63 |
| Swiss Franc | **2.14** | 2.40 |
| US Dollar | **1.97** | 1.97 |
| **Closing exchange rate as at 30 September** | | |
| Australian Dollar | **2.26** | 2.30 |
| Brazilian Real | **3.44** | 3.75 |
| Canadian Dollar | **1.90** | 2.02 |
| Euro | **1.27** | 1.43 |
| Japanese Yen | **189.23** | 234.33 |
| Norwegian Krone | **10.54** | 11.05 |
| South African Rand | **14.76** | 14.05 |
| Swedish Krona | **12.43** | 13.18 |
| Swiss Franc | **2.00** | 2.38 |
| US Dollar | **1.78** | 2.04 |

1 Average rates are used to translate the income statement and cash flow. Closing rates are used to translate the balance sheet. Only the most significant currencies are shown.

## 37 Details of principal subsidiary companies

All companies listed below are wholly owned by the Group, except where otherwise indicated. All interests are in the ordinary share capital. All companies operate principally in their country of incorporation, except for Compass International Purchasing Ltd which operates throughout the world. A full list of the Group's operating subsidiary undertakings will be annexed to the next annual return.

| Principal subsidiaries | Country of incorporation | Principal activities |
|---|---|---|
| **North America** | | |
| Compass Group Canada Ltd | Canada | Foodservice and support services |
| Bon Appétit Management Co | USA | Foodservice |
| Compass Group USA Investments, Inc | USA | Holding company |
| Compass Group USA, Inc | USA | Foodservice and support services |
| Crothall Services Group | USA | Support services to the healthcare market |
| Flik International Corp | USA | Fine dining facilities |
| Foodbuy LLC (64%) | USA | Purchasing services in North America |
| Levy Restaurants LP | USA | Fine dining and foodservice at sports and entertainment facilities |
| Morrison Management Specialists, Inc | USA | Foodservice to the healthcare and senior living market |
| Restaurant Associates Corp | USA | Fine dining facilities |
| Wolfgang Puck Catering & Events, LLC (49%)[1] | USA | Fine dining facilities |
| **Continental Europe** | | |
| Compass Group France Holdings SAS | France | Holding company |
| Compass Group France | France | Foodservice and support services |
| Compass Group Deutschland GmbH | Germany | Holding company |
| Medirest GmbH & Co OHG[2] | Germany | Foodservice to the healthcare and senior living market |
| Eurest Deutschland GmbH | Germany | Foodservice to business and industry |
| Eurest Services GmbH | Germany | Support services to business and industry |
| Eurest Sports & Food GmbH | Germany | Foodservice to the sports and leisure market |
| Onama S.p.A.[3] | Italy | Foodservice and prepaid meal vouchers |
| Palmar S.p.A.[4] | Italy | Support services |
| Lunchtime S.p.A. | Italy | Prepaid meal vouchers |
| Compass Group International BV | Netherlands | Holding company |
| Compass Group Nederland BV | Netherlands | Foodservice and support services |
| Compass Group Nederland Holding BV | Netherlands | Holding company |
| Eurest Services BV | Netherlands | Foodservice and support services |
| Compass Group Holdings Spain, S.L. | Spain | Holding company |
| Eurest Colectividades S.L. | Spain | Foodservice and support services |
| Compass Group (Schweiz) AG | Switzerland | Foodservice and support services |
| Restorama AG | Switzerland | Foodservice |
| **United Kingdom** | | |
| Compass Contract Services (UK) Ltd | England & Wales | Foodservice and support services |
| Compass Group Holdings PLC | England & Wales | Holding company and corporate activities |
| Compass Group, UK & Ireland Ltd | England & Wales | Holding company |
| Compass International Purchasing Ltd | England & Wales | Purchasing services throughout the world |
| Compass Purchasing Ltd | England & Wales | Purchasing services in the UK and Ireland |
| Compass Services UK Ltd | England & Wales | Foodservice and support services |
| Hospitality Holdings Ltd[5] | England & Wales | Intermediate holding company |
| Letheby & Christopher Ltd | England & Wales | Foodservice for the UK sports and events business |
| Scolarest Ltd | England & Wales | Foodservice for the UK education market |
| **Rest of the World** | | |
| Compass Group (Australia) Pty Ltd | Australia | Foodservice and support services |
| GR SA[6] | Brazil | Foodservice and support services |
| Seiyo Food – Compass Group, Inc (95%)[7] | Japan | Foodservice and support services |
| Compass Group Southern Africa (Pty) Ltd (70%) | South Africa | Foodservice and support services |

1 The Group exercises control of this entity and accounts for it as a subsidiary.
2 Formerly known as Clinic Catering Service GmbH & Co OHG.
3 Ristomat S.p.A. was merged into Onama S.p.A. during the year and on 14 November 2008 the company was renamed Compass Group Italia S.p.A.
4 The Group acquired the remaining 10% shareholding in Palmar S.p.A during the year (2007: 90%).
5 Held directly by the Parent Company.
6 The Group acquired the remaining 50% interest in GR SA during the year. This company was previously accounted for as a joint venture (see note 15).
7 The Group acquired a further 9% in Seiyo Food – Compass Group, Inc during the year (2007: 86%).

## Directors' responsibilities

The annual report and accounts complies with the Disclosure and Transparency Rules ('DTR') of the United Kingdom's Financial Services Authority in respect of the requirement to produce an annual financial report.

The annual report and accounts is the responsibility of, and has been approved by, the directors.

We confirm that to the best of our knowledge:

- the accounts of the Company have been prepared in accordance with United Kingdom Generally Accepted Accounting Practice; and
- the financial statements give a true and fair view of the assets, liabilities and financial position of the Company.

On behalf of the Board

**Mark J White**
General Counsel and Company Secretary
26 November 2008

The directors are required by law to prepare separate financial statements for the Company in accordance with the Companies Act 1985. The directors have chosen to prepare these financial statements for the Company in accordance with United Kingdom Generally Accepted Accounting Practice.

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company as at the end of the financial year and of the profit or loss of the Company for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the Company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985 and Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

# Independent auditors' report to the members of Compass Group PLC

## Introduction

We have audited the Parent Company financial statements of Compass Group PLC for the year ended 30 September 2008 which comprise the Parent Company balance sheet, accounting policies and the related notes 1 to 9. These Parent Company financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the Group financial statements of Compass Group PLC for the year ended 30 September 2008 and on the information in the Directors' Remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

## Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration report and the Parent Company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the statement of directors' responsibilities.

Our responsibility is to audit the Parent Company financial statements and the part of the Directors' Remuneration report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the Parent Company financial statements give a true and fair view and whether the Parent Company financial statements have been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the Directors' Report is consistent with the Parent Company financial statements.

In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the other information contained in the Annual Report as described in the contents section and consider whether it is consistent with the audited Parent Company financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Parent Company financial statements. Our responsibilities do not extend to any further information outside the Annual Report.

## Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Parent Company financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the Parent Company financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Parent Company financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Parent Company financial statements.

## Opinion

In our opinion:

- the Parent Company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 30 September 2008;
- the Parent Company financial statements have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the Parent Company financial statements.

Deloitte & Touche LLP

**Deloitte & Touche LLP**
Chartered Accountants and Registered Auditors
London
26 November 2008

# Parent Company balance sheet

as at 30 September 2008

| Compass Group PLC | Notes | 2008 £m | 2007 £m |
|---|---|---|---|
| **Fixed assets** | | | |
| Investments | 2 | **949** | 933 |
| **Current assets** | | | |
| Debtors: Amounts falling due within one year | 3 | **5,721** | 4,828 |
| Debtors: Amounts falling due after more than one year | 3 | **20** | 13 |
| Cash at bank and in hand | | **456** | 678 |
| Current assets | | **6,197** | 5,519 |
| **Creditors: Amounts falling due within one year** | | | |
| Creditors: Amounts falling due within one year | 4 | **(4,698)** | (3,757) |
| **Net current assets** | | | |
| Net current assets | | **1,499** | 1,762 |
| **Total assets less current liabilities** | | | |
| Total assets less current liabilities | | **2,448** | 2,695 |
| **Creditors: Amounts falling due after more than one year** | | | |
| Creditors: Amounts falling due after more than one year | 4 | **(1,154)** | (1,403) |
| **Net assets** | | | |
| **Net assets** | | **1,294** | 1,292 |
| **Capital and reserve** | | | |
| Share capital | 7,8 | **184** | 193 |
| Share premium account | 8 | **178** | 122 |
| Capital redemption reserve | 8 | **44** | 33 |
| Share-based payment reserve | 8 | **153** | 144 |
| Profit and loss reserve | 8 | **735** | 800 |
| **Total equity** | | **1,294** | 1,292 |

Approved by the Board of directors on 26 November 2008 and signed on their behalf by

**Richard J Cousins**, Director
**Andrew D Martin**, Director

## Introduction

The significant accounting policies adopted in the preparation of the separate financial statements of the Company are set out below:

## A Accounting convention and basis of preparation

These financial statements have been prepared in accordance with applicable UK Generally Accepted Accounting Practice (UK GAAP) and the Companies Act 1985 using the historical cost convention modified for the revaluation of certain financial instruments.

## B Exemptions

The Company's financial statements are included in the Compass Group PLC consolidated financial statements for the year ended 30 September 2008. As permitted by section 230 of the Companies Act 1985, the Company has not presented its own profit and loss account. The Company has also taken advantage of the exemption from presenting a cash flow statement under the terms of FRS 1 'Cash Flow Statements'. The Company is also exempt under the terms of FRS 8 'Related Party Disclosures' from disclosing transactions with other members of Compass Group.

The Compass Group PLC consolidated financial statements for the year ended 30 September 2008 contain financial instrument disclosures which comply with FRS 29 'Financial Instruments: Disclosures'. Consequently, the Company has taken advantage of the exemption in FRS 29 not to present separate financial instrument disclosures for the Company.

## C Change in accounting policies

The Company has not applied any accounting standards for the first time in the year ended 30 September 2008.

## D Investments in subsidiary undertakings

Investments are stated at cost less provision for any impairment. In the opinion of the directors the value of such investments are not less than shown at the balance sheet date.

## E Foreign currency

Assets and liabilities in foreign currencies are translated into Sterling at the rates of exchange ruling at the year end. Gains and losses arising on retranslation are included in the income statement for the period.

## F Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost unless they are part of a fair value hedge accounting relationship. Borrowings that are part of a fair value hedge accounting relationship are measured at amortised cost plus or minus the fair value attributable to the risk being hedged.

## G Derivatives and other financial instruments

The Company uses derivative financial instruments to manage its exposure to fluctuations in foreign exchange rates and interest rates. Derivative instruments utilised include interest rate swaps, currency swaps and forward currency contracts. The Company and Group policy is disclosed in the accounting policies to the consolidated financial statements.

## H Dividends

Dividends are recognised in the Company's financial statements in the year in which they are approved in general meeting by the Company's shareholders. Interim dividends are recognised when paid.

## I Deferred tax

Deferred tax is provided at the anticipated rates on timing differences arising from the inclusion of items of income and expenditure in tax computations in periods different from those in which they are included in the financial statements. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered.

## J Share-based payments

The Group issues equity-settled and cash-settled share-based payments to certain employees. Equity-settled share-based payments are measured at fair value (excluding the effect of non market-based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of the shares that will eventually vest and adjusted for the effect of non market-based vesting conditions.

Fair value is measured using either the binomial distribution or Black-Scholes pricing models as is most appropriate for each scheme. The expected life used in the models has been adjusted, based on management's best estimate, for the effects of exercise restrictions and behavioural considerations.

For cash-settled share-based payments, a liability equal to the portion of the goods or services received is recognised at the current fair value determined at each balance sheet date.

The issue of share incentives by the Company to employees of its subsidiaries represents additional capital contributions. An addition to the Company's investment in Group undertakings is reported with a corresponding increase in shareholders' funds. For details of the charge see note 26 to the consolidated financial statements.

## 1 Profit and loss account disclosures

The Company profit on ordinary activities after tax was £492 million (2007: £637 million).

The fee for the audit of the Company's annual financial statements was £0.4 million (2007: £0.4 million).

The Company had no direct employees in the course of the year (2007: none).

## 2 Investments in subsidiary undertakings

| Investments in subsidiary undertakings | 2008 £m | 2007 £m |
|---|---|---|
| **Cost and net book value** | | |
| At 1 October | **933** | 915 |
| Additions | **10** | – |
| Share-based payments to employees of subsidiaries | **14** | 29 |
| Recharged to subsidiaries during the year | **(3)** | – |
| Settlement of share-based payments by subsidiaries | **(5)** | (11) |
| At 30 September | **949** | 933 |

The principal subsidiary undertakings are listed in note 37 to the consolidated financial statements.

## 3 Debtors

| Debtors | 2008 Falling due within 1 year £m | 2008 Falling due after more than 1 year £m | 2008 Total £m | 2007 Falling due within 1 year £m | 2007 Falling due after more than 1 year £m | 2007 Total £m |
|---|---|---|---|---|---|---|
| Amounts owed by subsidiary undertakings | **5,720** | **–** | **5,720** | 4,821 | – | 4,821 |
| Derivative financial instruments (note 6) | **1** | **19** | **20** | 7 | 13 | 20 |
| Deferred taxation | **–** | **1** | **1** | – | – | – |
| Total | **5,721** | **20** | **5,741** | 4,828 | 13 | 4,841 |

## 4 Creditors

| Creditors | 2008 Falling due within 1 year £m | 2008 Falling due after more than 1 year £m | 2008 Total £m | 2007 Falling due within 1 year £m | 2007 Falling due after more than 1 year £m | 2007 Total £m |
|---|---|---|---|---|---|---|
| Bank overdrafts | **158** | **–** | **158** | 278 | – | 278 |
| Bank loans | **5** | **10** | **15** | 4 | 11 | 15 |
| Bank overdrafts and loans (note 5) | **163** | **10** | **173** | 282 | 11 | 293 |
| Loan notes | **83** | **356** | **439** | – | 384 | 384 |
| Bonds | **237** | **782** | **1,019** | – | 993 | 993 |
| Loan notes and bonds (note 5) | **320** | **1,138** | **1,458** | – | 1,377 | 1,377 |
| Derivative financial instruments (note 6) | **11** | **6** | **17** | – | 15 | 15 |
| Group relief payable | **–** | **–** | **–** | 4 | – | 4 |
| Accruals and deferred income | **54** | **–** | **54** | 56 | – | 56 |
| Amounts owed to subsidiary undertakings | **4,150** | **–** | **4,150** | 3,415 | – | 3,415 |
| Total | **4,698** | **1,154** | **5,852** | 3,757 | 1,403 | 5,160 |

## 4 Creditors continued

The Company has fixed term, fixed interest private placements totalling US$769 million (£431 million) at interest rates between 5.11% and 7.955%. The carrying value of these loan notes is £439 million.

| Loan notes | Nominal value | Redeemable | Interest |
|---|---|---|---|
| US$ private placement | $147m | May 2009 | 6.39% |
| US$ private placement | $36m | May 2010 | 6.53% |
| US$ private placement | $35m | Nov 2010 | 5.11% |
| US$ private placement | $62m | May 2011 | 6.67% |
| US$ private placement | $24m | Sep 2011 | 7.955% |
| US$ private placement | $450m | May 2012 | 6.81% |
| US$ private placement | $15m | Nov 2013 | 5.67% |

The Company also has Euro denominated Eurobonds of €300 million (£236 million) and Sterling denominated Eurobonds totalling £775 million at interest rates of between 6.0% and 7.125%. The carrying value of these bonds is £1,019 million.

| Bonds | Nominal value | Redeemable | Interest |
|---|---|---|---|
| Euro Eurobond | €300m | May 2009 | 6.0% |
| Sterling Eurobond | £200m | Jan 2010 | 7.125% |
| Sterling Eurobond | £325m | May 2012 | 6.375% |
| Sterling Eurobond | £250m | Dec 2014 | 7.0% |

## 5 Maturity of financial liabilities, other creditors and derivative financial instruments

The maturity of financial liabilities, other creditors and derivative financial instruments as at 30 September is as follows:

| | 2008 | | | | 2007 | | | |
|---|---|---|---|---|---|---|---|---|
| Maturity | Bank overdrafts and loans (note 4) £m | Loan notes and bonds (note 4) £m | Other[1] (note 6) £m | Total £m | Bank overdrafts and loans (note 4) £m | Loan notes and bonds (note 4) £m | Other[1] (note 6) £m | Total £m |
| Between 1 and 2 years | 5 | 219 | (10) | 214 | 4 | 285 | 3 | 292 |
| Between 2 and 5 years | 5 | 659 | – | 664 | 7 | 832 | (1) | 838 |
| In more than 5 years | – | 260 | (3) | 257 | – | 260 | – | 260 |
| In more than 1 year | 10 | 1,138 | (13) | 1,135 | 11 | 1,377 | 2 | 1,390 |
| Within 1 year, or on demand | 163 | 320 | 10 | 493 | 282 | – | (7) | 275 |
| Total | 173 | 1,458 | (3) | 1,628 | 293 | 1,377 | (5) | 1,665 |

1 Other includes the debtor and creditor amounts associated with derivative financial instruments (note 6).

| Bank loans | 2008 £m | 2007 £m |
|---|---|---|
| Amounts repayable by instalments falling due between 1 and 5 years | 10 | 12 |
| Amounts repayable by instalments falling due within 1 year | 5 | 4 |
| Amounts repayable by instalments falling due within 5 years | 15 | 16 |
| Fees and premiums capitalised on issue | – | (1) |
| Bank loans | 15 | 15 |

## 6 Derivative financial instruments

| Derivative financial instruments | 2008 Financial assets (note 3) £m | 2008 Financial liabilities (note 4) £m | 2007 Financial assets (note 3) £m | 2007 Financial liabilities (note 4) £m |
|---|---|---|---|---|
| **Interest rate swaps** | | | | |
| Fair value hedges | **19** | **(8)** | 13 | (15) |
| Not in a hedging relationship | **1** | **(3)** | 2 | – |
| **Other** | | | | |
| Forward exchange contracts | **–** | **(6)** | 5 | – |
| Derivative financial instruments | **20** | **(17)** | 20 | (15) |

## 7 Share capital

Details of the share capital, share option schemes and share-based payments of Compass Group PLC are shown in notes 24 and 26 to the consolidated financial statements.

## 8 Capital and reserves

| Capital and reserves | Share capital £m | Share premium account £m | Capital redemption reserve £m | Share-based payment reserve £m | Profit and loss reserve £m | Total £m |
|---|---|---|---|---|---|---|
| At 1 October 2006 | 210 | 96 | 15 | 130 | 946 | 1,397 |
| Issue of shares | 1 | 26 | – | – | – | 27 |
| Repurchase of ordinary share capital | (18) | – | 18 | – | (575) | (575) |
| Fair value of share-based payments | – | – | – | 25 | – | 25 |
| Settled in cash or existing shares[1] | – | – | – | (11) | – | (11) |
| Dividends paid to Compass shareholders | – | – | – | – | (208) | (208) |
| Profit for the financial year | – | – | – | – | 637 | 637 |
| At 30 September 2007 | 193 | 122 | 33 | 144 | 800 | 1,292 |
| At 1 October 2007 | **193** | **122** | **33** | **144** | **800** | **1,292** |
| Issue of shares | **2** | **56** | **–** | **–** | **–** | **58** |
| Repurchase of ordinary share capital | **(11)** | **–** | **11** | **–** | **(348)** | **(348)** |
| Fair value of share-based payments | **–** | **–** | **–** | **14** | **–** | **14** |
| Settled in cash or existing shares[1] | **–** | **–** | **–** | **(5)** | **–** | **(5)** |
| Dividends paid to Compass shareholders | **–** | **–** | **–** | **–** | **(209)** | **(209)** |
| Profit for the financial year | **–** | **–** | **–** | **–** | **492** | **492** |
| At 30 September 2008 | **184** | **178** | **44** | **153** | **735** | **1,294** |

1 Purchased in the market.

## 9 Contingent liabilities

| Contingent liabilities | 2008 £m | 2007 £m |
|---|---|---|
| Guarantees and indemnities (including subsidiary undertakings' overdrafts) | **304** | 268 |

Details regarding certain contingent liabilities which involve the Company are set out in note 31 to the consolidated financial statements.

Parent Company financial statements

## Registrars and transfer office

All matters relating to the administration of shareholdings should be directed to Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, telephone within the UK: Freephone 0800 280 2545 and from overseas: +44 20 7763 0041; email: ssd@capitaregistrars.com.

Shareholders can register online to view their Compass Group PLC shareholding details using the Share Portal, a service offered by Capita Registrars. This service can be accessed at www.capitashareportal.com. Shareholders registering for the Share Portal will require their investor code which is shown on share certificates and on the form of proxy accompanying this Report. The service enables shareholders to do all of the following:

- check their shareholdings in Compass Group PLC 24 hours a day;
- register their email and mailing preference (post or electronic) for future shareholder mailings;
- gain easy access to a variety of shareholder information including indicative valuation and payment instruction details; and
- use the Internet to appoint a proxy to attend general meetings of Compass Group PLC.

## Published information

If you would like to receive a copy of the Annual Report in an alternative format such as large print, Braille or an audio version on CD, please contact the Group Company Secretariat at Compass Group PLC, Compass House, Guildford Street, Chertsey, Surrey KT16 9BQ.

## Electronic communications

The Company can, at shareholders' request, send shareholders an email notification each time a new shareholder report or other shareholder communication is placed on its website. This enables shareholders to read and/or download the information at their leisure. Shareholders can still request paper copies of the documents if they so wish.

To encourage shareholders to convert to e-communications, the Company will arrange for a tree to be planted in the UK for each shareholder who chooses to receive all future communications electronically. There are no particular software requirements to view these documents, other than those described and available on our website at www.compass-group.com.

The provision of a facility to communicate with shareholders electronically does not discriminate between registered shareholders of the same class. The facility is available to all registered shareholders on equal terms and participation is made as simple as possible. Please note that it is the shareholder's responsibility to notify our Registrars (through www.capitasharereport.com or by post) of any change to their email address. Before electing for electronic communication, shareholders should ensure that they have the appropriate computer capabilities. The Company takes all reasonable precautions to ensure no viruses are present in any communication it sends out, but cannot accept any responsibility for loss or damage arising from the opening or use of any email or attachments from the Company and recommends that shareholders subject all messages to virus checking procedures prior to use. Please note that any electronic communication sent by a shareholder to the Company or the Registrars containing a computer virus will not be accepted.

The Company's obligation is satisfied when it transmits an electronic message. It cannot be held responsible for a failure in transmission beyond its control. In the event that the Company becomes aware that an electronic transmission is not successfully transmitted, a paper notification will be sent to the shareholder at their registered address. Shareholders wishing to continue to receive shareholder information in the traditional paper format should take no action, or may confirm this via the www.capitashareportal.com website.

## Dividend Reinvestment Plan ('DRIP')

The Company has introduced a DRIP service, provided by Capita IRG Trustees Limited. The DRIP allows eligible shareholders to use the whole of their cash dividend to buy additional shares in the Company, increasing their shareholding. Additional information, including details of how to sign up, can be obtained from the Company's website at www.compass-group.com and from Capita IRG Trustees Limited, telephone within the UK: Freephone 0800 280 2545 and from overseas: +44 20 7763 0041; email: shares@capitaregistrars.com.

**The latest date for receipt of new applications to participate in respect of the 2008 final dividend is 6 February 2009.**

## Share price information

The current price of the Company's shares is available on the Company's website www.compass-group.com, Ceefax and Teletext.

The Company's share price is also available from the voice activated FT Cityline service, telephone within the UK: 0905 8171 690. Calls will be charged at 75 pence per minute at all times from a BT landline. Average call duration will be one minute for one stock quote. The cost from other networks and mobile phones may be higher.

## ShareGift

ShareGift, the charity share donation scheme, is a free service for shareholders wishing to give shares to charitable causes. It is particularly useful for those shareholders who may wish to dispose of a small quantity of shares where the market value makes it uneconomic to sell on a commission basis. Further information can be obtained from ShareGift (telephone within the UK: 020 7930 3737 and from overseas: +44 20 7930 3737 or www.sharegift.org) or from the Registrars.

## American Depositary Receipts ('ADRs')

Information about the Company's ADR programme is available on the Company's website at www.compass-group.com.

## Warning about unsolicited investment contacts

Many companies have become aware that their shareholders have received unsolicited telephone calls or correspondence concerning investment matters. These are typically from overseas based 'brokers' who target UK shareholders offering to sell them what often turn out to be worthless or high risk shares in US or UK investments. These operations are commonly known as 'boiler rooms'. These 'brokers' can be very persistent and extremely persuasive and a 2006 survey by the Financial Services Authority ('FSA') has reported that the average amount lost by investors is around £20,000.

More detailed information on this or similar activity can be found on the FSA website at www.moneymadeclear.fsa.gov.uk and on the Company's website at www.compass-group.com.

## Unsolicited mail

The Company is legally obliged to make its register of members available, subject to a proper purpose test, to the public. As a consequence of this some shareholders might receive unsolicited mail. UK shareholders wishing to limit the amount of such mail should refer to the Mailing Preference Service website at www.mpsonline.org.uk.

## Identity theft – protecting an investment

Criminals may steal shareholders' personal information putting a holding at risk. Advice on protecting a shareholding is available on the Company's website at www.compass-group.com.

## Directors

**Chairman**
Sir Roy Gardner

**Executive directors**
**Group Chief Executive**
Richard Cousins

**Group Finance Director**
Andrew Martin

**Group Managing Director – USA, Canada and Mexico**
Gary Green

**Non-executive directors**
Sir James Crosby (Senior independent director)
Sven Kado
Steve Lucas
Susan Murray
Tim Parker
Sir Ian Robinson

**General Counsel and Company Secretary**
Mark White

## Key committee membership

**Audit Committee**
Steve Lucas (Chairman)
Sven Kado
Tim Parker
Sir Ian Robinson

**Corporate Responsibility Committee**
Susan Murray (Chairman)
Sir Roy Gardner
Richard Cousins
Andrew Martin
Steve Lucas
Mark White
Jane Kingston

**Nomination Committee**
Sir Roy Gardner (Chairman)
Richard Cousins
Sir James Crosby
Susan Murray
Sir Ian Robinson

**Remuneration Committee**
Sir James Crosby (Chairman)
Sven Kado
Steve Lucas
Tim Parker

## Financial calendar

**Annual General Meeting:**
5 February 2009

**Results announcements:**
Half year – May*
Full year – November*

**Dividend payments:**
Interim – August*
Final – March*

* Expected

**This document is important and requires your immediate attention.**
If you are in any doubt as to the action you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant or other independent financial advisor authorised under the Financial Services and Markets Act 2000. If you have sold or otherwise transferred all your shares in Compass Group PLC, please send this Notice and the accompanying documents to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

**Online access**
See this Report and our full Corporate Responsibility report online at:
**www.compass-group.com/annualreport08**

**Notice is hereby given that the eighth Annual General Meeting ('AGM') of Compass Group PLC (the 'Company') will be held in the Churchill Auditorium at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Thursday, 5 February 2009 at 11.00 a.m. in order to transact the following business:**

To consider and, if thought fit, to pass the following Resolutions, of which Resolutions 10 and 11 will be proposed as special resolutions and all other resolutions will be proposed as ordinary resolutions.

**Resolution 1 – Report and Accounts**
That the Directors' Annual Report and Accounts and the auditors' report thereon for the financial year ended 30 September 2008 be received and adopted.

**Resolution 2 – Directors' Remuneration Report**
That the Directors' Remuneration Report for the financial year ended 30 September 2008 be received and adopted.

**Resolution 3 – Final dividend**
To declare a final dividend of 8.0 pence per ordinary share.

**Resolution 4 – Tim Parker**
That Tim Parker be elected as a director of the Company.

**Resolution 5 – Richard Cousins**
That Richard Cousins be re-elected as a director of the Company.

**Resolution 6 – Andrew Martin**
That Andrew Martin be re-elected as a director of the Company.

**Resolution 7 – Deloitte LLP**
That the auditors, Deloitte LLP, be re-appointed as the Company's auditors until the conclusion of the next Annual General Meeting of the Company.

**Resolution 8 – Auditors' remuneration**
That the directors be authorised to agree the auditors' remuneration.

**Resolution 9 – Authority to allot shares (section 80)**
That the power conferred on the directors by Article 11 of the Company's Articles of Association be renewed for a period expiring at the end of the next Annual General Meeting of the Company after the date on which this Resolution is passed or, if earlier, 4 May 2010 and for that period the section 80 amount is £61,400,000.

**Resolution 10 – Authority to allot shares for cash (section 89)**
That, subject to the passing of Resolution 9 above, the power conferred on the directors by Article 12 of the Company's Articles of Association be renewed for a period expiring at the end of the next Annual General Meeting of the Company after the date on which this Resolution is passed or, if earlier, 4 May 2010 and for that period the section 89 amount is £9,200,000.

**Resolution 11 – Purchase of own shares**
That the Company be generally and unconditionally authorised, pursuant to Article 58 of the Company's Articles of Association and in accordance with Part V of the Companies Act 1985, to make market purchases (within the meaning of section 163 of that Act) of ordinary shares of 10 pence each in the capital of the Company subject to the following conditions:

11.1 the maximum aggregate number of ordinary shares hereby authorised to be purchased is 184 million;

11.2 the minimum price (exclusive of expenses) which may be paid for each ordinary share is 10 pence;

11.3 the maximum price (exclusive of expenses) which may be paid for each ordinary share is, in respect of a share contracted to be purchased on any day, an amount equal to 105% of the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the purchase is made; and

11.4 this authority shall expire, unless previously renewed, varied or revoked by the Company, at the conclusion of the next Annual General Meeting of the Company or 4 August 2010, whichever is the earlier (except in relation to the purchase of ordinary shares, the contract for which was concluded prior to the expiry of this authority and which will or may be executed wholly or partly after the expiry of this authority).

**Resolution 12 – Political donations**
That the Company and any company which is or becomes a subsidiary of the Company during the period to which this Resolution relates be and is hereby authorised to:

12.1 make donations to political parties or independent election candidates; and

12.2 make donations to political organisations other than political parties; and

12.3 incur political expenditure,

during the period commencing on the date of this Resolution and ending on the date of the Company's next Annual General Meeting, provided that any such donations and expenditure made by the Company or by any such subsidiary shall not exceed £125,000 per company and together with those made by any such subsidiary and the Company shall not exceed in aggregate £125,000.

Any terms used in this Resolution which are defined in Part 14 of the Companies Act 2006 shall bear the same meaning for the purposes of this Resolution 12.

By Order of the Board
**Mark J White**
General Counsel and Company Secretary
24 December 2008

Registered Office:
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

Registered in England and Wales No. 4083914

## Explanatory notes to the Resolutions

**Resolution 1**
The directors are required to present to the Meeting the audited accounts and the Directors' and auditors' report for the financial year ended 30 September 2008.

**Resolution 2**
The Directors' Remuneration Report includes the Company's policy on Directors' remuneration for the next financial year and for the years subsequent to that, a table containing details of the directors' emoluments and a line graph that shows the total shareholder return ('TSR'), from 1 October 2003, together with the TSR for the FTSE 100 Index since that date.

**Resolution 3**
If Resolution 3 is approved by shareholders, the final dividend for the year ended 30 September 2008 will be paid on 2 March 2009 to shareholders on the register at the close of business on 30 January 2009.

**Resolution 4**
The Company's Articles of Association permit any director appointed by the Board since the date of the last AGM to hold office only until the date of the next AGM. The director is then eligible for election by shareholders. Tim Parker is standing for election as a non-executive director following his re-appointment on 1 November 2008. Tim Parker has a letter of engagement for an initial period of three years and his appointment is terminable without compensation.

**Resolutions 5 and 6**
Under the Company's Articles of Association, one-third of the directors are required to retire by rotation each year and, in addition, no director may serve for more than three years without being re-elected by shareholders. Richard Cousins and Andrew Martin will retire by rotation this year in accordance with the Articles of Association and are proposed for re-election through separate resolutions numbered 5 and 6. Richard Cousins and Andrew Martin are standing for re-election as executive directors. The service agreement of Richard Cousins has no fixed term and is capable of termination on 12 months' notice from the Company and 12 months' notice from Richard Cousins. The service agreement of Andrew Martin has no fixed term and is capable of termination on 12 months' notice from the Company and six months' notice from Andrew Martin.

Biographical details of all the directors standing for election and re-election appear on page 38 of the Annual Report 2008.

**Resolutions 7 and 8**
Auditors have to be appointed at every general meeting at which accounts are presented to shareholders. The current appointment of Deloitte LLP (formerly Deloitte & Touche LLP) as the Company's auditors will end at the conclusion of the AGM and it has advised its willingness to stand for re-appointment. It is normal practice for a company's directors to be authorised to agree how much the auditors should be paid and Resolution 8 grants this authority to the directors.

**Resolutions 9 and 10**
Resolution 9 seeks to grant the directors' authority to allot, pursuant to Article 11 of the Company's Articles of Association and section 80 of the Companies Act 1985, relevant securities with a maximum nominal amount of £61,400,000 (the 'section 80 amount'). This represents 614 million ordinary shares of 10 pence each in the capital of the Company, which is approximately one-third of the Company's issued share capital as at 26 November 2008 (being the last practicable date prior to the publication of this Notice). The Company does not currently hold any shares as treasury shares. The authority would, unless previously renewed by shareholders, remain in force up to the conclusion of the AGM of the Company to be held in 2010 or 4 May 2010 if earlier.

Resolution 10, which is being proposed as a special resolution, seeks to renew the directors' authority to issue equity securities of the Company for cash without application of the pre-emption rights pursuant to Article 12 of the Company's Articles of Association and section 89 of the Companies Act 1985. Other than in connection with a rights, scrip dividend, or other similar issue, the authority contained in this Resolution will be limited to a maximum nominal amount of £9,200,000 (the 'section 89 amount'). This represents 92 million ordinary shares of 10 pence each in the capital of the Company, which is approximately 5% of the Company's issued ordinary share capital as at 26 November 2008 (being the last practicable date prior to the publication of this Notice). The authority would, unless previously renewed by shareholders, expire at the conclusion of the AGM of the Company to be held in 2010 or 4 May 2010 if earlier.

Save in respect of issues of shares in respect of various employee share schemes and any share dividend alternatives, the directors have no current plans to utilise either of these authorities although they consider their renewal appropriate in order to retain maximum flexibility to take advantage of business opportunities as they arise. In addition and in line with best practice, the Company has not issued more than 7.5% of its issued share capital on a non-pro rata basis over the last three years.

**Resolution 11**
This Resolution, which is being proposed as a special resolution, empowers the directors to make limited on-market purchases of the Company's ordinary shares. The power is limited to a maximum of 184 million shares (just under 10% of the issued share capital as at 26 November 2008, being the last practicable date prior to the publication of this Notice) and details the minimum and maximum prices that can be paid, exclusive of expenses. The authority conferred by this Resolution will expire at the conclusion of the Company's next AGM or 18 months from the passing of this Resolution, whichever is the earlier.

The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 came into force on 1 December 2003. These regulations allow shares repurchased by the Company to be held as treasury shares. Treasury shares may be cancelled, sold for cash or used for the purpose of employee share schemes. The authority to be sought by this Resolution is intended to apply equally to shares to be held by the Company as treasury shares. No dividends will be paid on shares which are held as treasury shares and no voting rights will be attached to them. Shares held as treasury shares will be treated as if cancelled.

Beyond the share buy-back programme referred to on page 40 of the Annual Report 2008, the directors have no present intention of exercising the authority to purchase the Company's ordinary shares but they consider it desirable to provide maximum flexibility in the management of the Company's capital resources. The directors would only purchase shares if, in their opinion, the expected effect would be to result in an increase in earnings per share and would benefit shareholders generally.

Any purchases of ordinary shares would be made by means of market purchases through the London Stock Exchange. The Company holds no shares in treasury but the directors currently intend that any shares which are repurchased, outside of the share buy-back referred to above, may be held as treasury shares.

As at 26 November 2008 (being the last practicable date prior to the publication of this Notice), there were options outstanding over approximately 75 million ordinary shares in the capital of the Company which represent 4.1% of the Company's issued ordinary share capital (excluding treasury shares) at that date. If the authority to purchase the Company's ordinary shares was exercised in full, these options would represent 4.5% of the Company's issued ordinary share capital (excluding treasury shares).

The current Articles of Association provide the Company with the power to purchase its own shares and the Company has sought the authority of the shareholders to do this by way of a special resolution. With effect from the entry into force of Part 18 of the Companies Act 2006 ('CA 2006') scheduled for 1 October 2009, the Company will no longer be required to make provision for this power in its Articles of Association. However, the Company will still retain a statutory power, under the provisions of the CA 2006, to purchase its own shares, and the shareholders will, in accordance with the Listing Rules of the Financial Services Authority (in its capacity as the UK Listing Authority), be asked to approve the renewal of this power at subsequent AGMs.

**Resolution 12**
It is not Group policy to make donations to political parties. However, it is possible that certain routine activities undertaken by the Company and its subsidiaries might unintentionally fall within the broad scope of the provisions controlling political donations and expenditure in the CA 2006. Any expenditure that is regulated under the CA 2006 must first be approved by shareholders and will be disclosed in next year's annual report. This Resolution, if passed, will renew the directors' authority until the AGM to be held in 2010 (when the directors intend to renew this authority) to make donations and incur expenditure which might otherwise be caught by the terms of the CA 2006, up to an amount of £125,000 for the Company and for subsidiary companies.

**Notes**

(i) A shareholder entitled to attend and vote at the 2009 AGM may appoint a proxy or proxies (who need not be a shareholder of the Company) to exercise all or any of his rights to attend, speak and vote at the AGM. Where more than one proxy is appointed, each proxy must be appointed for different shares.

Proxies may only be appointed by:

- completing and returning the form of proxy enclosed with this Notice to Capita Registrars Limited at The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU;
- going to www.capitashareportal.com and following the instructions provided there; or
- by having an appropriate CREST message transmitted, if you are a user of the CREST system (including CREST personal members).

Return of the form of proxy will not preclude a shareholder from attending the Meeting and voting in person. You may not use any electronic address provided in the Notice of this Meeting to communicate with the Company for any purposes other than those expressly stated.

(ii) To be effective the form of proxy must be completed in accordance with the instructions and received by the Registrars of the Company by **11.00 a.m. on Tuesday, 3 February 2009**.

To appoint a proxy or to give an instruction to a previously appointed proxy via the CREST system, the CREST message must be received by the issuer's agent (ID RA10) by 11.00 a.m. on Tuesday, 3 February 2009. Please note, however, that proxy messages cannot be sent through CREST on weekends, bank holidays or after 8.00 p.m. on any other day. For the purpose of this deadline, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message. CREST personal members or other CREST sponsored members and those CREST members that have appointed voting service provider(s) should contact their CREST sponsor or voting service provider(s) for assistance with appointing proxies via CREST.

For further information on CREST procedures, limitations and system timings, please refer to the CREST manual. We may treat as invalid a proxy appointment sent by CREST in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

(iii) Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those shareholders registered in the Register of Members of the Company as at 6.00 p.m. on 3 February 2009, or in the event that the Meeting is adjourned, in the Register of Members 48 hours before the time of any adjourned meeting, shall be entitled to attend or vote at the Meeting in respect of the number of shares registered in their name at the relevant time. Changes to entries on the Register of Members after 6.00 p.m. on 3 February 2009 or, in the event that the Meeting is adjourned, less than 48 hours before the time of any adjourned meeting, shall be disregarded in determining the rights of any person to attend or vote at the Meeting.

(iv) In order to facilitate voting by corporate representatives at the AGM, arrangements will be put in place at the Meeting to follow the procedure set out in Appendix B in the guidance issued by the Institute of Chartered Secretaries and Administrators on proxies and corporate representatives. Please see www.icsa.org.uk for further details of this procedure or contact Capita Registrars, telephone within the UK: Freephone 0800 280 2545 and from overseas: +44 20 7763 0041.

(v) Any person to whom this Notice is sent who is a person nominated under section 146 of the CA 2006 to enjoy information rights (a 'Nominated Person') may, under an agreement between him or her and the shareholder by whom he or she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the AGM. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he or she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights.

The statement of the rights of shareholders in relation to the appointment of proxies in note (i) above does not apply to Nominated Persons. The rights described in that note can only be exercised by shareholders of the Company.

Copies of the service agreements of the executive directors, the letters of appointment of the non-executive directors, the directors' deeds of indemnity and the Register of Directors' Interests will be available for inspection during normal business hours from the date of dispatch of this Notice until the date of the Meeting (Saturdays, Sundays and public holidays excepted) at the registered office of the Company and will also be made available at the Meeting for a period of 15 minutes prior to and during the continuance of the Meeting.

## General matters

**Total voting rights**

As at 26 November 2008 (being the last practicable date prior to the publication of this Notice) the Company's issued share capital consists of 1,844,101,494 ordinary shares, carrying one vote each. Therefore, the total voting rights in the Company as at 26 November 2008 were 1,844,101,494.

## AGM information

**Time of the Meeting**
The doors of The Queen Elizabeth II Conference Centre will be open at 9.30 a.m. and the AGM will start promptly at 11 a.m. If you are planning to attend the AGM, The Queen Elizabeth II Conference Centre is located in the City of Westminster and a map is printed on the reverse of the attendance card attached to the form of proxy, which accompanies this Notice.

**Attending the AGM**
If you are coming to the AGM, please bring your attendance card with you. It authenticates your right to attend, speak and vote at the AGM and will speed your admission. You may find it useful to also bring this Notice of AGM and the Annual Report 2008 so that you can refer to them at the AGM. All joint shareholders may attend and speak at the AGM. However, only the first shareholder listed on the Register of Members is entitled to vote. All shareholders will have the opportunity to ask questions at the AGM. When invited by the Chairman, if you wish to ask a question, please wait for a Company representative to bring you a microphone. It would be helpful if you could state your name before you ask your question.

At the discretion of the Company, and subject to sufficient seating capacity, a shareholder may enter with one guest, provided that the shareholder and their guest register to enter the AGM at the same time.

**Not attending the AGM**
Whoever you appoint as a proxy can vote or abstain from voting as he or she decides on any other business which may validly come before the AGM. This includes proxies appointed using the CREST service. Details of how to complete the appointment of a proxy either electronically or on paper are given in the notes to this Notice and on the accompanying form of proxy.

**Venue arrangements**
For security reasons, all hand baggage may be subject to examination. Please note that laptop computers, tape recorders, cameras and similar such equipment may not be brought into the AGM. Briefcases, umbrellas and other bulky items should be deposited in the cloakroom, situated on the ground floor.

Smoking is not permitted inside The Queen Elizabeth II Conference Centre.

Please ensure that mobile telephones and pagers are switched off throughout the AGM.

Tea and coffee will be available in the reception area before the AGM. Light refreshments will be served after the AGM.

The following facilities will be available at The Queen Elizabeth II Conference Centre:

- sound amplification/hearing loop;
- wheelchair access; and
- sign language interpreters.

Anyone accompanying a shareholder in need of assistance will be admitted to the AGM. If any shareholder with a disability has any question regarding attendance at the AGM, please contact the Group Company Secretariat at Compass Group PLC, Compass House, Guildford Street, Chertsey, Surrey KT16 9BQ by 22 January 2009.

**Security**
Security staff will be on duty to assist shareholders. The Company will not permit behaviour that may interfere with another person's security, safety or the good order of the AGM.

**Enquiries**
Capita Registrars maintain the Company's share register. If you have any enquiries about the AGM or about your shareholding, you should contact Capita Registrars at The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU.

The Bank of New York Mellon maintains the Company's American Depositary Receipt register. If you have any enquiries about your holding of Compass American Depositary Shares, you should contact Bank of New York Mellon, Investor Relations, PO Box 11258, Church Street Station, New York, NY 10286-1258, USA.

**Data protection statement**
Your personal data includes all data provided by you, or on your behalf, which relates to you as a shareholder, including your name and contact details, the votes you cast and your Reference Number (attributed to you by the Company). The Company determines the purposes for which and the manner in which your personal data is to be processed. The Company and any third party to which it discloses the data (including the Company's Registrars) may process your personal data for the purposes of compiling and updating the Company's records, fulfilling its legal obligations and processing the shareholder rights you exercise.

**Published information**
If you would like to receive this Notice and/or a copy of the Annual Report 2008 in an appropriate alternative format, such as large print, Braille or an audio version on CD, please contact the Group Company Secretariat at Compass Group PLC, Compass House, Guildford Street, Chertsey, Surrey KT16 9BQ.

See this Report online at:
**www.compass-group.com/annualreport08**

# Index to the consolidated financial statements

## Index to the Parent Company financial statements

# Index to the consolidated financial statements

## Index to the Parent Company financial statements

**Forward looking statements**

This Report contains forward looking statements within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms 'expect', 'should be', 'will be', 'is likely to' and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions and business conditions in Compass Group's markets; exchange rate fluctuations; customers' and clients' acceptance of its products and services; the actions of competitors; and legislative, fiscal and regulatory developments.

COMPASS
GROUP

**Compass Group PLC**
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ
United Kingdom

Registered No: 4083914

Tel +44 1932 573 000
Fax +44 1932 569 956

Find this Report online at
**www.compass-group.com/annualreport08**



CERTIFIED CARBON NEUTRAL® Publication
CarbonNeutral.com
$CO_2$ emissions reduced to net zero in accordance with The CarbonNeutral Protocol

FSC Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
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This Report is printed on a combination of Revive 50:50 paper, Revive uncoated paper and Revive cover board. Revive 50:50 is made from 50% recovered waste fibre and 50% virgin wood fibre. Revive Uncoated is made from 80% de-inked post-consumer waste and 20% virgin wood fibre. Both products are fully biodegradable and recyclable and produced in mills which hold ISO 9001 and ISO 14001 accreditation.

Designed and produced by 35 Communications

## Regulatory Announcement

Go to market news section

Free annual report

| | |
|---|---|
| **Company** | Compass Group PLC |
| **TIDM** | CPG |
| **Headline** | Result of AGM |
| **Released** | 12:37 05-Feb-09 |
| **Number** | 8644M12 |

RNS Number : 8644M
Compass Group PLC
05 February 2009

**COMPASS GROUP PLC**

ANNUAL GENERAL MEETING - 5 FEBRUARY 2009: RESOLUTIONS

Compass Group PLC is pleased to announce that at its AGM held earlier today, all resolutions were passed on a show of hands.

An analysis of the proxy votes lodged against each resolution prior to the AGM is set out below.

| Res | Votes | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| No | In Favour | % | Discretion | % | Against | % | Total | Withheld |
| 1 | 1,327,532,651 | 99.88 | 663,480 | 0.05 | 985,683 | 0.07 | 1,329,181,814 | 7,173,684 |
| 2 | 1,311,117,658 | 98.29 | 2,246,352 | 0.17 | 20,588,143 | 1.54 | 1,333,952,153 | 2,403,344 |
| 3 | 1,333,135,487 | 99.95 | 666,474 | 0.05 | 12,399 | 0.00 | 1,333,814,360 | 2,541,138 |
| 4 | 1,326,837,918 | 99.49 | 719,782 | 0.05 | 6,170,628 | 0.46 | 1,333,728,328 | 2,627,170 |
| 5 | 1,309,393,758 | 98.93 | 683,409 | 0.05 | 13,531,959 | 1.02 | 1,323,609,126 | 12,746,371 |
| 6 | 1,313,520,562 | 99.24 | 716,193 | 0.05 | 9,390,207 | 0.71 | 1,323,626,962 | 12,728,535 |
| 7 | 1,313,574,342 | 99.11 | 711,014 | 0.05 | 11,144,442 | 0.84 | 1,325,429,798 | 10,925,699 |
| 8 | 1,326,173,884 | 99.48 | 712,688 | 0.05 | 6,260,039 | 0.47 | 1,333,146,611 | 3,208,887 |
| 9 | 1,316,659,866 | 98.73 | 741,837 | 0.06 | 16,158,666 | 1.21 | 1,333,560,369 | 2,795,129 |
| 10 | 1,328,036,546 | 99.59 | 738,170 | 0.05 | 4,781,135 | 0.36 | 1,333,555,851 | 2,799,647 |
| 11 | 1,329,851,027 | 99.72 | 728,168 | 0.05 | 3,069,792 | 0.23 | 1,333,648,987 | 2,706,511 |
| 12 | 1,293,732,475 | 98.81 | 722,944 | 0.05 | 14,899,179 | 1.14 | 1,309,354,598 | 27,000,900 |

As at the close of business on 4 February 2009, the issued share capital was 1,848,402,993 ordinary shares of 10 pence each.

Copies of all the resolutions, as approved by shareholders at the AGM, have been submitted for publication through the Document Viewing Facility of the UK Listing Authority and will shortly be available for inspection at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

For further information please contact:
Mark J White
General Counsel and Company Secretary
+44 (0) 1932 573000

Compass Group is the world's leading foodservice company. We specialise in providing food, vending and related services on our clients' premises and we generated annual revenues of around £11 billion in the year to 30 September 2008. The Company operates across the following core sectors of Business and Industry (B&I), Defence, Offshore & Remote Site, Healthcare, Education, Sports & Leisure and Vending with an established brand portfolio. For more information visit www.compass-group.com.



END

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## Regulatory Announcement

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| | |
|---|---|
| **Company** | Compass Group PLC |
| **TIDM** | CPG |
| **Headline** | Director/PDMR Shareholding |
| **Released** | 10:52 06-Feb-09 |
| **Number** | 9231M10 |

RNS Number : 9231M
Compass Group PLC
06 February 2009

**COMPASS GROUP PLC: DIRECTOR/PDMR SHAREHOLDING**

Compass Group PLC (the "Company") announces that Miguel Ramis, a Person Discharging Managerial Responsibility, who is responsible for the majority of the Group's European businesses, sold 120,000 ordinary shares of 10 pence each in the share capital of the Company ("Shares") on 5 February 2009 at a price of 355.89 pence per share.

The proceeds of sale will be used in respect of settlement of the specific lending obligations referred to in the Company's announcement of 20 January 2009 and the security over Shares held by him will be released.

Following this transaction, Mr Ramis holds now holds 548,076 Shares, representing 0.03 per cent of the issued share capital of the Company.

**ENDS**

**Enquiries:**

Compass Group PLC
+44 (0)1932 573000

Investors/Analysts: Mark J White, General Counsel & Company Secretary

Media: Chris King, Group Head of Media Relations

Compass Group is the world's leading foodservice company. We specialise in providing food, vending and related services on our clients' premises and we generated annual revenues of around £11 billion in the year to 30 September 2008. The company operates across the following core sectors of Business and Industry (B&I), Defence, Offshore & Remote Site, Healthcare, Education, Sports & Leisure and Vending with an established brand portfolio. For more information visit www.compass-group.com.



END

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## Regulatory Announcement

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Free annual report

| | |
|---|---|
| **Company** | Compass Group PLC |
| **TIDM** | CPG |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:04 10-Feb-09 |
| **Number** | 1117N17 |

RNS Number : 1117N
Compass Group PLC
10 February 2009

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 10 February 2009 it purchased for cancellation 75,000 ordinary shares at a price of 348.8900 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

END

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## Regulatory Announcement

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| | |
|---|---|
| **Company** | Compass Group PLC |
| **TIDM** | CPG |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:24 11-Feb-09 |
| **Number** | 1885N17 |

RNS Number : 1885N
Compass Group PLC
11 February 2009

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 11 February 2009 it purchased for cancellation 75,000 ordinary shares at a price of 344.7100 pence per share from Morgan Stanley.

Enquiries

Justin Besley    Compass Group PLC    01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

END

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## Regulatory Announcement

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| | |
|---|---|
| **Company** | Compass Group PLC |
| **TIDM** | CPG |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:25 12-Feb-09 |
| **Number** | 2585N17 |

RNS Number : 2585N
Compass Group PLC
12 February 2009

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 12 February 2009 it purchased for cancellation 75,000 ordinary shares at a price of 333.6600 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

END

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## Regulatory Announcement

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| | |
|---|---|
| **Company** | Compass Group PLC |
| **TIDM** | CPG |
| **Headline** | Transaction in Own Shares |
| **Released** | 16:54 13-Feb-09 |
| **Number** | 3350N16 |

RNS Number : 3350N
Compass Group PLC
13 February 2009

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 13 February 2009 it purchased for cancellation 75,000 ordinary shares at a price of 334.8200 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

END

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## Regulatory Announcement

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Free annual report

| | |
|---|---|
| **Company** | Compass Group PLC |
| **TIDM** | CPG |
| **Headline** | Transaction in Own Shares |
| **Released** | 16:56 16-Feb-09 |
| **Number** | 4066N16 |

RNS Number : 4066N
Compass Group PLC
16 February 2009

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 16 February 2009 it purchased for cancellation 75,000 ordinary shares at a price of 329.5400 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

END

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# Regulatory Announcement

Go to market news section

Free annual report

| | |
|---|---|
| **Company** | Compass Group PLC |
| **TIDM** | CPG |
| **Headline** | Transaction in Own Shares |
| **Released** | 16:57 17-Feb-09 |
| **Number** | 4758N16 |

RNS Number : 4758N
Compass Group PLC
17 February 2009

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 17 February 2009 it purchased for cancellation 75,000 ordinary shares at a price of 323.8000 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

END

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## Regulatory Announcement

Go to market news section | Free annual report

| | |
|---|---|
| **Company** | Compass Group PLC |
| **TIDM** | CPG |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:03 18-Feb-09 |
| **Number** | 5480N17 |

RNS Number : 5480N
Compass Group PLC
18 February 2009

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 18 February 2009 it purchased for cancellation 75,000ordinary shares at a price of319.6200 pence per share from Morgan Stanley.

Enquiries

Justin Besley    Compass Group PLC    01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

END

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## Regulatory Announcement

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Free annual report

| | |
|---|---|
| **Company** | Compass Group PLC |
| **TIDM** | CPG |
| **Headline** | Transaction in Own Shares |
| **Released** | 16:51 19-Feb-09 |
| **Number** | 6168N16 |

RNS Number : 6168N
Compass Group PLC
19 February 2009

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 19 February 2009 it purchased for cancellation 75,000 ordinary shares at a price of 321.8600 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

END

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## Regulatory Announcement

Go to market news section Free annual report

| | |
|---|---|
| **Company** | Compass Group PLC |
| **TIDM** | CPG |
| **Headline** | Transaction in Own Shares |
| **Released** | 16:55 20-Feb-09 |
| **Number** | 6899N16 |

RNS Number : 6899N
Compass Group PLC
20 February 2009

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 20 February 2009 it purchased for cancellation 75,000 ordinary shares at a price of 312.8600 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

END

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# Regulatory Announcement

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Free annual report

| | |
|---|---|
| **Company** | Compass Group PLC |
| **TIDM** | CPG |
| **Headline** | Transaction in Own Shares |
| **Released** | 16:53 23-Feb-09 |
| **Number** | 7527N16 |

RNS Number : 7527N
Compass Group PLC
23 February 2009

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 23 February 2009 it purchased for cancellation 75,000 ordinary shares at a price of 306.5600 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

END

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## Regulatory Announcement

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Free annual report

| | |
|---|---|
| **Company** | Compass Group PLC |
| **TIDM** | CPG |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:22 24-Feb-09 |
| **Number** | 8286N17 |

RNS Number : 8286N
Compass Group PLC
24 February 2009

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 24 February 2009 it purchased for cancellation 75,000 ordinary shares at a price of 298.6900 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

END

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## Regulatory Announcement

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Free annual report

| | |
|---|---|
| **Company** | Compass Group PLC |
| **TIDM** | CPG |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:11 25-Feb-09 |
| **Number** | 8930N17 |

RNS Number : 8930N
Compass Group PLC
25 February 2009

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 25 February 2009 it purchased for cancellation 75,000 ordinary shares at a price of 304.5900 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

END

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## Regulatory Announcement

Go to market news section

Free annual report

| | |
|---|---|
| **Company** | Compass Group PLC |
| **TIDM** | CPG |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:17 26-Feb-09 |
| **Number** | 9752N17 |

RNS Number : 9752N
Compass Group PLC
26 February 2009

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 26 February 2009 it purchased for cancellation 75,000 ordinary shares at a price of 301.2700 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

END

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6. Notification from Compass Group PLC relating to a Director/PDMR announcement (Miguel Ramis) (February 6, 2009).

7. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (February 10, 2009).

8. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (February 11, 2009).

9. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (February 12, 2009).

10. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (February 13, 2009).

11. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (February 16, 2009).

12. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (February 17, 2009).

13. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (February 18, 2009).

14. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (February 19, 2009).

15. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (February 20, 2009).

16. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (February 23, 2009).

17. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (February 24, 2009).

18. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (February 25, 2009).

19. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (February 26, 2009).

20. Notification from Compass Group PLC relating to the purchase of 75,000 of its own shares for cancellation (February 27, 2009).

# Regulatory Announcement

Go to market news section | Free annual report

| | |
|---|---|
| **Company** | Compass Group PLC |
| **TIDM** | CPG |
| **Headline** | Transaction in Own Shares |
| **Released** | 16:47 27-Feb-09 |
| **Number** | 0696O16 |

RNS Number : 0696O
Compass Group PLC
27 February 2009

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 27 February 2009 it purchased for cancellation 75,000 ordinary shares at a price of 304.5600 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company Number 4083914

**THE COMPANIES ACT 2006**

**PUBLIC COMPANY LIMITED BY SHARES**

**ORDINARY & SPECIAL RESOLUTIONS**

**of**

**COMPASS GROUP PLC**

**UK Listing Authority Listing Rule L9.6.2R**

Compass Group PLC (the "Company") no longer distinguishes between ordinary and non-ordinary business considered at its annual general meetings.

Set out below are details of all Resolutions put to the members at the Company's eighth Annual General Meeting duly convened and held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Thursday 5, February 2009. All Resolutions were passed on a show of hands with Resolutions 1 to 9 and 12 being passed as Ordinary Resolutions and Resolutions 10 and 11 being passed as Special Resolutions:

**ORDINARY RESOLUTIONS**

**Resolution 1 – Report and Accounts**
That the Directors' Annual Report and Accounts and the auditors' report thereon for the financial year ended 30 September 2008 be received and adopted.

**Resolution 2 – Directors' Remuneration Report**
That the Directors' Remuneration Report for the financial year ended 30 September 2008 be received and adopted.

**Resolution 3 – Final dividend**
To declare a final dividend of 8.0 pence per ordinary share.

**Resolution 4 – Tim Parker**
That Tim Parker be elected as a director of the Company.

**Resolution 5 – Richard Cousins**
That Richard Cousins be re-elected as a director of the Company.

**Resolution 6 – Andrew Martin**
That Andrew Martin be re-elected as a director of the Company.

**Resolution 7 – Deloitte LLP**
That the auditors, Deloitte LLP, be re-appointed as the Company's auditors until the conclusion of the next Annual General Meeting of the Company.

**Resolution 8 – Auditors' remuneration**
That the directors be authorised to agree the auditors' remuneration.

**Resolution 9 – Authority to allot shares (section 80)**
That the power conferred on the directors by Article 11 of the Company's Articles of Association be renewed for a period expiring at the end of the next Annual General Meeting of the Company after the date on which this Resolution is passed or, if earlier, 4 May 2010 and for that period the section 80 amount is £61,400,000.

**Resolution 12 – Political donations**
That the Company and any company which is or becomes a subsidiary of the Company during the period to which this Resolution relates be and is hereby authorised to:

12.1 make donations to political parties or independent election candidates; and

12.2 make donations to political organisations other than political parties; and

12.3 incur political expenditure,

during the period commencing on the date of this Resolution and ending on the date of the Company's next Annual General Meeting, provided that any such donations and expenditure made by the Company or by any such subsidiary shall not exceed £125,000 per company and together with those made by any such subsidiary and the Company shall not exceed in aggregate £125,000.

Any terms used in this Resolution which are defined in Part 14 of the Companies Act 2006 shall bear the same meaning for the purposes of this Resolution 12.

**SPECIAL RESOLUTIONS**

**Resolution 10 – Authority to allot shares for cash (section 89)**
That, subject to the passing of Resolution 9 above, the power conferred on the directors by Article 12 of the Company's Articles of Association be renewed for a period expiring at the end of the next Annual General Meeting of the Company after the date on which this Resolution is passed or, if earlier, 4 May 2010 and for that period the section 89 amount is £9,200,000.

**Resolution 11 – Purchase of own shares**
That the Company be generally and unconditionally authorised, pursuant to Article 58 of the Company's Articles of Association and in accordance with Part V of the Companies Act 1985, to make market purchases (within the meaning of section 163 of that Act) of ordinary shares of 10 pence each in the capital of the Company subject to the following conditions:

11.1 the maximum aggregate number of ordinary shares hereby authorised to be purchased is 184 million;

11.2 the minimum price (exclusive of expenses) which may be paid for each ordinary share is 10 pence;

11.3 the maximum price (exclusive of expenses) which may be paid for each ordinary share is, in respect of a share contracted to be purchased on any day, an amount equal to 105% of the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the purchase is made; and

11.4 this authority shall expire, unless previously renewed, varied or revoked by the Company, at the conclusion of the next Annual General Meeting of the Company or 4 August 2010, whichever is the earlier (except in relation to the purchase of ordinary shares, the contract for which was concluded prior to the expiry of this authority and which will or may be executed wholly or partly after the expiry of this authority).

.............................................

Mark J White General Counsel & Company Secretary
Date: 5 February 2009

G

CHWP000

# COMPANIES FORM No. 169

## Return by a company purchasing its own shares

RECEIVED

2009 MAR 11 A 6:2

# 169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

*Please complete legibly, preferably in black type, or bold block lettering*

To the Registrar of Companies
**(Address overleaf)**

For official use

Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

**Note**
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

| | | | |
|---|---|---|---|
| Class of shares | Ordinary | Ordinary | Ordinary |
| Number of shares purchased | 75,000 | 75,000 | 75,000 |
| Nominal value of each share | 10p | 10p | 10p |
| Date(s) on which the shares were delivered to the company | 26 January 2009 | 27 January 2009 | 28 January 2009 |
| Maximum prices paid § for each share | 335.2500 | 339.5900 | 330.9500 |
| Minimum prices paid § for each share | 335.2500 | 339.5900 | 330.9500 |

§ A private company is not required to give this information

| | |
|---|---|
| The aggregate amount paid by the company for the shares to which this return relates was: | £ 754,342.50 |
| Stamp Duty is payable on the aggregate amount at the rate of $1/2$% rounded up to the nearest multiple of £5 | £ 3,775.00 |

Signed A V. Derham Designation ‡ Deputy Company Secretary Date 30

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

   London Stamp Office
   Ground Floor
   South West Wing
   Bush House
   Strand
   London
   WC2B 4QN

   Tel: 020 7438 7252/7452

   Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

   **NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.**

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

   For companies registered in:

   *England or Wales:*

   The Registrar of Companies
   Companies House
   Crown Way
   Cardiff CF14 3UZ

   DX: 33050 Cardiff

   *Scotland:*

   The Registrar of Companies
   Companies House
   37 Castle Terrace
   Edinburgh EH1 2EB

   DX: 235 Edinburgh

   or LP - 4 Edinburgh 2

G

COMPANIES FORM No. 169

# Return by a company purchasing its own shares

RECEIVED
2009 MAR 11 A 5:2

# 169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

***Please complete legibly, preferably in black type, or bold block lettering***

To the Registrar of Companies
**(Address overleaf)**

For official use

Company number
4083914

Name of company

* insert full name of company

* Compass Group PLC

**Note**
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

§ A private company is not required to give this information

Shares were purchased by the company under section 162 of the above Act as follows:

| Class of shares | Ordinary | Ordinary | Ordinary |
|---|---|---|---|
| Number of shares purchased | 75,000 | 75,000 | 75,000 |
| Nominal value of each share | 10p | 10p | 10p |
| Date(s) on which the shares were delivered to the company | 21 January 2009 | 22 January 2009 | 23 January 2009 |
| Maximum prices paid § for each share | 326.1900 | 332.7900 | 337.4900 |
| Minimum prices paid § for each share | 326.1900 | 332.7900 | 337.4900 |

| | |
|---|---|
| The aggregate amount paid by the company for the shares to which this return relates was: | £ 747,352.00 |
| Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5 | £ 3,740.00 |

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Andrew V. Derham. Designation ‡ Deputy Company Secretary Date 3[illegible]/20[illegible]

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

**NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.**

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

*England or Wales:*

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

*Scotland:*

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

RECEIVED

2009 MAR 11 A 9:2

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHW P000

# 88(2)

(Revised 2005)

## Return of Allotment of Shares

Company Number: 4083914

Company name in full: Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

| Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box) | From | To |
|---|---|---|
| Day | 26 | 30 |
| Month | 01 | 01 |
| Year | 2009 | 2009 |

| | | | |
|---|---|---|---|
| Class of shares (ordinary or preference etc) | Ordinary | Ordinary | Ordinary |
| Number allotted | 6,398 | 24,500 | 23,475 |
| Nominal value of each share | £0.10 | £0.10 | £0.10 |
| Amount (if any) paid or due on each share (including any share premium) | £1.792 | £2.10 | £2.2925 |

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |
| % (if any) that each share is to be paid up in cash | | | |

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Companies House
— for the record —

Please complete in typescript, or
in bold black capitals.
CHW P000

# 88(2)

(Revised 2005)

## Return of Allotment of Shares

| | |
|---|---|
| Company Number | 4083914 |
| Company name in full | Compass Group PLC |

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box) | 26 | 01 | 2009 | 30 | 01 | 2009 |

| | | | |
|---|---|---|---|
| Class of shares (ordinary or preference etc) | Ordinary | Ordinary | Ordinary |
| Number allotted | 3,192 | 1,586 | 11,000 |
| Nominal value of each share | £0.10 | £0.10 | £0.10 |
| Amount (if any) paid or due on each share (including any share premium) | £2.668 | £2.902 | £3.1625 |

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |
| % (if any) that each share is to be paid up in cash | | | |

| | |
|---|---|
| Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing) | |

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Companies House
— for the record —

# 88(2)

(Revised 2005)

## Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

| | |
|---|---|
| Company Number | 4083914 |
| Company name in full | Compass Group PLC |
| | |

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box) | 26 | 01 | 2009 | 30 | 01 | 2009 |

| | | | |
|---|---|---|---|
| Class of shares (ordinary or preference etc) | Ordinary | Ordinary | |
| Number allotted | 8,000 | 632,980 | |
| Nominal value of each share | £0.10 | £0.10 | |
| Amount (if any) paid or due on each share (including any share premium) | £3.20 | £3.3725 | |

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |
| % (if any) that each share is to be paid up in cash | | | |

| | |
|---|---|
| Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing) | |

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

| Shareholder details (list joint allottees as one shareholder) | Shares and share class allotted | |
|---|---|---|
| | Class of shares allotted | Number allotted |
| Name(s): Cazenove Nominees Limited<br>Address: Participant ID: 142 CN, Designation: ESOS, 20 Moorgate, London<br>UK Postcode: EC2R 6DA | Ordinary | 74,091 |
| Name(s): Morstan Nominees Limited<br>Address: Account 50702, 25 Cabot Square, Canary Wharf, London<br>UK Postcode: E14 4QA | Ordinary | 27,216 |
| Name(s): Ms Eva Maria Eugster<br>Address: Neptunstrasse 6, 8032 Zurich, Switzerland<br>UK Postcode: | Ordinary | 521 |
| Name(s): Mr Terence Yardley<br>Address: Chemin Du Buis 3, 1196 Gland, Switzerland<br>UK Postcode: | Ordinary | 347 |
| Name(s): See attached additional allottee shedule.<br>Address:<br>UK Postcode: | | |

Please enter the number of continuation sheets (if any) attached to this form: +1

Signed MyWhh Date 2/2/2009.

** ~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

**Contact Details**

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.


Miss C M Jaccard, Group Secretariat,

Compass Group PLC, Compass House, Guildford Street,

Chertsey, Surrey, KT16 9BQ Tel 01932 574225

DX number DX exchange


CMJ

RECEIVED
2009 MAR 11

Company Number 4083914

THE COMPANIES ACT 2006

PUBLIC COMPANY LIMITED BY SHARES

ORDINARY & SPECIAL RESOLUTIONS

of

COMPASS GROUP PLC

At the eighth Annual General Meeting of the members of Compass Group PLC duly convened and held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Thursday, 5 February 2009, Resolution 9 was passed as an Ordinary Resolution and Resolutions 10 and 11 were passed as Special Resolutions:

## ORDINARY RESOLUTION

**Resolution 9 – Authority to allot shares (section 80)**
"That the power conferred on the directors by Article 11 of the Company's Articles of Association be renewed for a period expiring at the end of the next Annual General Meeting of the Company after the date on which this Resolution is passed or, if earlier, 4 May 2010 and for that period the section 80 amount is £61,400,000."

## SPECIAL RESOLUTIONS

**Resolution 10 – Authority to allot shares for cash (section 89)**
"That, subject to the passing of Resolution 9 above, the power conferred on the directors by Article 12 of the Company's Articles of Association be renewed for a period expiring at the end of the next Annual General Meeting of the Company after the date on which this Resolution is passed or, if earlier, 4 May 2010 and for that period the section 89 amount is £9,200,000."

**Resolution 11 – Purchase of own shares**
"That the Company be generally and unconditionally authorised, pursuant to Article 58 of the Company's Articles of Association and in accordance with Part V of the Companies Act 1985, to make market purchases (within the meaning of section 163 of that Act) of ordinary shares of 10 pence each in the capital of the Company subject to the following conditions:

11.1 the maximum aggregate number of ordinary shares hereby authorised to be purchased is 184 million;

11.2 the minimum price (exclusive of expenses) which may be paid for each ordinary share is 10 pence;

11.3 the maximum price (exclusive of expenses) which may be paid for each ordinary share is, in respect of a share contracted to be purchased on any day, an amount equal to 105% of the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the purchase is made; and

11.4 this authority shall expire, unless previously renewed, varied or revoked by the Company, at the conclusion of the next Annual General Meeting of the Company or 4 August 2010, whichever is the earlier (except in relation to the purchase of ordinary shares, the contract for which was concluded prior to the expiry of this authority and which will or may be executed wholly or partly after the expiry of this authority)."

..........................................

Mark J White General Counsel & Company Secretary

Date: 5 February 2009

# 288b

*Please complete in typescript, or in bold black capitals.*
CHFP029

## Terminating appointment as director or secretary
***(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))***

**Company Number** 4083914

**Company Name in full** Compass Group PLC

| | Day | Month | Year |
|---|---|---|---|
| Date of termination of appointment | 0 5 | 0 2 | 2 0 0 9 |

as director ✓ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

Please insert details as previously notified to Companies House.

**NAME** *Style / Title: Mr *Honours etc:

Forename(s): Sven Alexander

Surname: Kado

| | Day | Month | Year |
|---|---|---|---|
| †Date of Birth | 1 0 | 1 0 | 1 9 4 4 |

**A serving director, secretary etc must sign the form below.**

**Signed** [signature] **Date** 5.2.09

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Andrew V Derham
Compass Group PLC, Compass House, Guildford Street, Chertsey,
England, KT16 9BQ Tel
DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh

Form May 2004

Companies House
— for the record —

Please complete in typescript, or
in bold black capitals.
CHW P000

# 88(2)

(Revised 2005)

## Return of Allotment of Shares

| | |
|---|---|
| Company Number | 4083914 |
| Company name in full | Compass Group PLC |
| | |

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

| | From | To |
|---|---|---|
| | Day Month Year | Day Month Year |
| Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box) | 02 02 2009 | 06 02 2009 |

| | | | |
|---|---|---|---|
| Class of shares (ordinary or preference etc) | Ordinary | Ordinary | Ordinary |
| Number allotted | 8,006 | 56,500 | 29,050 |
| Nominal value of each share | £0.10 | £0.10 | £0.10 |
| Amount (if any) paid or due on each share (including any share premium) | £1.792 | £2.10 | £2.2925 |

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |
| % (if any) that each share is to be paid up in cash | | | |

| | |
|---|---|
| Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing) | |

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

# 88(2)
(Revised 2005)
## Return of Allotment of Shares

| | |
|---|---|
| Company Number | 4083914 |
| Company name in full | Compass Group PLC |
| | |

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box) | 02 | 02 | 2009 | 06 | 02 | 2009 |

| | | | |
|---|---|---|---|
| Class of shares (ordinary or preference etc) | Ordinary | Ordinary | Ordinary |
| Number allotted | 1,034 | 4,810 | 4,129 |
| Nominal value of each share | £0.10 | £0.10 | £0.10 |
| Amount (if any) paid or due on each share (including any share premium) | £2.668 | £2.925 | £3.128 |

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |
| % (if any) that each share is to be paid up in cash | | | |

| | |
|---|---|
| Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing) | |

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHW P000

# 88(2)

(Revised 2005)

## Return of Allotment of Shares

| | |
|---|---|
| Company Number | 4083914 |
| Company name in full | Compass Group PLC |
| | |

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box) | 02 | 02 | 2009 | 06 | 02 | 2009 |

| | | | |
|---|---|---|---|
| Class of shares (ordinary or preference etc) | Ordinary | Ordinary | Ordinary |
| Number allotted | 1,250 | 28,000 | 23,000 |
| Nominal value of each share | £0.10 | £0.10 | £0.10 |
| Amount (if any) paid or due on each share (including any share premium) | £3.1375 | £3.1625 | £3.20 |

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |
| % (if any) that each share is to be paid up in cash | | | |

| | |
|---|---|
| Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing) | |

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

| Shareholder details (list joint allottees as one shareholder) | Shares and share class allotted | |
|---|---|---|
| | Class of shares allotted | Number allotted |
| Name(s): Cazenove Nominees Limited<br>Address: Participant ID: 142 CN, Designation: ESOS, 20 Moorgate, London<br>UK Postcode: EC2R 6DA | Ordinary | 146,739 |
| Name(s): HSDL Nominees Limited<br>Address: Participant ID 33x24, Trinity Road, Halifax<br>UK Postcode: HX1 2RG | Ordinary | 7,400 |
| Name(s): Mrs Rosemary Leather<br>Address: 31 Wellington Walk, Bristol<br>UK Postcode: BS10 5ET | Ordinary | 1,640 |
| Name(s):<br>Address:<br>UK Postcode: | | |
| Name(s):<br>Address:<br>UK Postcode: | | |

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 6/2/09

** ~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

*** Please delete as appropriate*

**Contact Details**
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

G

# COMPANIES FORM No. 169

## Return by a company purchasing its own shares

RECEIVED

2009 MAR 11 ...

# 169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

*Please complete legibly, preferably in black type, or bold block lettering*

To the Registrar of Companies
**(Address overleaf)**

For official use

Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

**Note**
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

§ A private company is not required to give this information

| | | | |
|---|---|---|---|
| Class of shares | Ordinary | Ordinary | Ordinary |
| Number of shares purchased | 75,000 | 75,000 | 75,000 |
| Nominal value of each share | 10p | 10p | 10p |
| Date(s) on which the shares were delivered to the company | 3 February 2009 | 4 February 2009 | 5 February 2009 |
| Maximum prices paid § for each share | 337.6400 | 344.3200 | 332.8700 |
| Minimum prices paid § for each share | 337.6400 | 344.3200 | 332.8700 |

| | |
|---|---|
| The aggregate amount paid by the company for the shares to which this return relates was: | £ 761,122.50 |
| Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5 | £ 3,810.00 |

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Deputy Company Secretary Date 6/2/2009

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

**NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.**

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

*England or Wales:*

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

*Scotland:*

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

COMPANIES FORM No. 169

# Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

*Please complete legibly, preferably in black type, or bold block lettering*

To the Registrar of Companies
**(Address overleaf)**

For official use

Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

**Note**
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

| | | | |
|---|---|---|---|
| Class of shares | Ordinary | Ordinary | Ordinary |
| Number of shares purchased | 75,000 | 75,000 | 75,000 |
| Nominal value of each share | 10p | 10p | 10p |
| Date(s) on which the shares were delivered to the company | 29 January 2009 | 30 January 2009 | 2 February 2009 |
| Maximum prices paid § for each share | 333.8900 | 337.5200 | 343.1300 |
| Minimum prices paid § for each share | 333.8900 | 337.5200 | 343.1300 |

§ A private company is not required to give this information

| | |
|---|---|
| The aggregate amount paid by the company for the shares to which this return relates was: | £ 760,905.00 |
| Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5 | £ 3,805.00 |

Signed [signature] Designation‡ Deputy Company Secretary Date 6/2/2009

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)

General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

   London Stamp Office
   Ground Floor
   South West Wing
   Bush House
   Strand
   London
   WC2B 4QN

   Tel: 020 7438 7252/7452

   Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

   **NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.**

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

   For companies registered in:

   *England or Wales:*

   The Registrar of Companies
   Companies House
   Crown Way
   Cardiff CF14 3UZ

   DX: 33050 Cardiff

   *Scotland:*

   The Registrar of Companies
   Companies House
   37 Castle Terrace
   Edinburgh EH1 2EB

   DX: 235 Edinburgh

   or LP - 4 Edinburgh 2

Companies House
— for the record —

RECEIVED
2009 MAR 11 A 6:23

# 88(2)

(Revised 2005)

## Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

| | |
|---|---|
| Company Number | 4083914 |
| Company name in full | Compass Group PLC |

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

| | From (Day Month Year) | To (Day Month Year) |
|---|---|---|
| Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box) | 09 02 2009 | 13 02 2009 |

| | | | |
|---|---|---|---|
| Class of shares (ordinary or preference etc) | Ordinary | Ordinary | Ordinary |
| Number allotted | 41,708 | 37,000 | 86,725 |
| Nominal value of each share | £0.10 | £0.10 | £0.10 |
| Amount (if any) paid or due on each share (including any share premium) | £1.792 | £2.10 | £2.2925 |

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |
| % (if any) that each share is to be paid up in cash | | | |

| | |
|---|---|
| Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing) | |

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

# 88(2)
(Revised 2005)
## Return of Allotment of Shares

| | |
|---|---|
| Company Number | 4083914 |
| Company name in full | Compass Group PLC |

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

| Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box) | From Day | Month | Year | To Day | Month | Year |
|---|---|---|---|---|---|---|
| | 09 | 02 | 2009 | 13 | 02 | 2009 |

| | | | |
|---|---|---|---|
| Class of shares (ordinary or preference etc) | Ordinary | Ordinary | Ordinary |
| Number allotted | 585 | 7,030 | 35,000 |
| Nominal value of each share | £0.10 | £0.10 | £0.10 |
| Amount (if any) paid or due on each share (including any share premium) | £2.902 | £2.925 | £3.1625 |

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |
| % (if any) that each share is to be paid up in cash | | | |

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Companies House
— for the record —

# 88(2)

(Revised 2005)

## Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

| | |
|---|---|
| Company Number | 4083914 |
| Company name in full | Compass Group PLC |

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box) | 09 | 02 | 2009 | 13 | 02 | 2009 |

| | | | |
|---|---|---|---|
| Class of shares (ordinary or preference etc) | Ordinary | | |
| Number allotted | 37,000 | | |
| Nominal value of each share | £0.10 | | |
| Amount (if any) paid or due on each share (including any share premium) | £3.20 | | |

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |
| % (if any) that each share is to be paid up in cash | | | |

| | |
|---|---|
| Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing) | |

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

| **Shareholder details** (list joint allottees as one shareholder) | **Shares and share class allotted** | |
|---|---|---|
| Name(s): Cazenove Nominees Limited | Class of shares allotted | Number allotted |
| Address: Participant ID: 142 CN, Designation: ESOS; 20 Moorgate, London | Ordinary | 229,160 |
| UK Postcode EC2R 6DA | | |
| Name(s): HSDL Nominees Limited | Class of shares allotted | Number allotted |
| Address: Participant ID 33x24; Trinity Road, Halifax | Ordinary | 1,373 |
| UK Postcode HX1 2RG | | |
| Name(s): Mr Jeremy Martin | Class of shares allotted | Number allotted |
| Address: 4 Rathbun Street, Secret Harbour, WA 6173, Australia | Ordinary | 243 |
| UK Postcode | | |
| Name(s): Mrs Amanda Dunn | Class of shares allotted | Number allotted |
| Address: 25 Windermere Way, Slough; Berkshire | Ordinary | 528 |
| UK Postcode SL1 6EJ | | |
| Name(s): Please see attached additional allotment schedule. | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |

Please enter the number of continuation sheets (if any) attached to this form: +1

Signed MJWhite   Date 17 February 2009

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

**Contact Details**

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.


Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ   Tel 01932 574225
DX number   DX exchange

| Shareholder Details | Class of shares allotted | Number of shares allotted |
|---|---|---|
| Mr Steven Peter Hammond<br>Park Cottage, Park Lane,<br>Hallow, Worcester, WR2 6PQ | Ordinary | 1,057 |
| Mrs Beverley Hudson<br>4 Church Lane, Stonnall,<br>Walsall, WS9 9EH | Ordinary | 1,057 |
| Miss Ann Lewis<br>47 Lymington Avenue, Yateley,<br>Hants, GU46 6NF | Ordinary | 5,287 |
| Mr Donovan Marshall<br>59B Tollington Way, Holloway,<br>London, N7 6RG | Ordinary | 2,114 |
| Ms Nicola Jane Prentice<br>Morningside, 15 Little Haseley,<br>Oxford, OX44 7LH | Ordinary | 3,172 |
| Mrs Carole Rankin<br>6 Kensington Manor, Dollingstown,<br>Craigavon, Co Armagh, BT66 7HR | Ordinary | 1,057 |



ay

RECEIVED

2009 MAR 11 A 9:27

Companies House
— for the record —

Please complete in typescript, or
in bold black capitals.
CHW P000

# 88(2)

(Revised 2005)

## Return of Allotment of Shares

Company Number: 4083914

Company name in full: Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

| | Day | Month | Year |
|---|---|---|---|
| From | 16 | 02 | 2009 |
| To | 20 | 02 | 2009 |

| | | | |
|---|---|---|---|
| Class of shares (ordinary or preference etc) | Ordinary | Ordinary | Ordinary |
| Number allotted | 201,250 | 8,779 | 370 |
| Nominal value of each share | £0.10 | £0.10 | £0.10 |
| Amount (if any) paid or due on each share (including any share premium) | £2.2925 | £2.902 | £2.925 |

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |
| % (if any) that each share is to be paid up in cash | | | |

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

# 88(2)

(Revised 2005)

## Return of Allotment of Shares

| | |
|---|---|
| Company Number | 4083914 |
| Company name in full | Compass Group PLC |

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

| | From | To |
|---|---|---|
| Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box) | Day 16 Month 02 Year 2009 | Day 20 Month 02 Year 2009 |

| | | | |
|---|---|---|---|
| Class of shares (ordinary or preference etc) | Ordinary | Ordinary | Ordinary |
| Number allotted | 1,101 | 1,000 | 1,000 |
| Nominal value of each share | £0.10 | £0.10 | £0.10 |
| Amount (if any) paid or due on each share (including any share premium) | £3.128 | £3.1625 | £3.20 |

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |
| % (if any) that each share is to be paid up in cash | | | |

| | |
|---|---|
| Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing) | |

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

# 88(2)

(Revised 2005)
Return of Allotment of Shares

| | |
|---|---|
| Company Number | 4083914 |
| Company name in full | Compass Group PLC |

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box) | 16 | 02 | 2009 | 20 | 02 | 2009 |

| | | | |
|---|---|---|---|
| Class of shares (ordinary or preference etc) | Ordinary | | |
| Number allotted | 168 | | |
| Nominal value of each share | £0.10 | | |
| Amount (if any) paid or due on each share (including any share premium) | £4.36 | | |

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |
| % (if any) that each share is to be paid up in cash | | | |

| | |
|---|---|
| Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing) | |

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

## Names and addresses of the allottees

| Shareholder details (list joint allottees as one shareholder) | Shares and share class allotted | |
|---|---|---|
| | Class of shares allotted | Number allotted |
| Name(s): Cazenove Nominees Limited<br>Address: Participant ID: 142 CN, Designation: ESOS<br>20 Moorgate, London<br>UK Postcode EC2R 6DA | Ordinary | 147,891 |
| Name(s): HSDL Nominees Limited<br>Address: Participant ID 33x24<br>Trinity Road, Halifax<br>UK Postcode HX1 2RG | Ordinary | 2,195 |
| Name(s): Mr Takeshi Kohjima<br>Address: 4-23.22 Todoroki, Setagaya-Ku,<br>Tokyo, Japan, 158-0082<br>UK Postcode | Ordinary | 56,830 |
| Name(s): Miss Irene Baker<br>Address: 19 Garden Terrace, Consett,<br>Co Durham<br>UK Postcode DH8 6ED | Ordinary | 168 |
| Name(s): Please see attached additional allotment schedule.<br>Address:<br>UK Postcode | | |

Please enter the number of continuation sheets (if any) attached to this form: +1

Signed [signature] Date 01/2/09

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

**Contact Details**
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

| Shareholder Details | Class of shares allotted | Number of shares allotted |
|---|---|---|
| Miss Kate Dunham<br>1 Thames Street<br>Weybridge<br>Surrey<br>KT13 8JG | Ordinary | 5,487 |
| Mrs Julie Vine<br>1 Sussex Drive<br>Pagham<br>Bognor Regis<br>West Sussex<br>PO21 4RW | Ordinary | 1,097 |



CW

RECEIVED

2009 MAR 11 A 6:2?

Companies House — for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

# 88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number: 4083914

Company name in full: Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

| | From | | | To | | |
|---|---|---|---|---|---|---|
| Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box) | Day | Month | Year | Day | Month | Year |
| | 23 | 02 | 2009 | 27 | 02 | 2009 |

| | | | |
|---|---|---|---|
| Class of shares (ordinary or preference etc) | Ordinary | Ordinary | Ordinary |
| Number allotted | 1,910 | 20,000 | 32,100 |
| Nominal value of each share | £0.10 | £0.10 | £0.10 |
| Amount (if any) paid or due on each share (including any share premium) | £1.792 | £2.10 | £2.2925 |

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |
| % (if any) that each share is to be paid up in cash | | | |

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

# 88(2)
(Revised 2005)
## Return of Allotment of Shares

| | |
|---|---|
| Company Number | 4083914 |
| Company name in full | Compass Group PLC |

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

| | From (Day Month Year) | To (Day Month Year) |
|---|---|---|
| Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box) | 23 02 2009 | 27 02 2009 |

| | | | |
|---|---|---|---|
| Class of shares (ordinary or preference etc) | Ordinary | Ordinary | |
| Number allotted | 1,034 | 12,950 | |
| Nominal value of each share | £0.10 | £0.10 | |
| Amount (if any) paid or due on each share (including any share premium) | £2.668 | £2.925 | |

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |
| % (if any) that each share is to be paid up in cash | | | |

| | |
|---|---|
| Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing) | |

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Cly

| **Shareholder details** *(list joint allottees as one shareholder)* | **Shares and share class allotted** | |
|---|---|---|
| Name(s): Cazenove Nominees Limited | Class of shares allotted | Number allotted |
| Address: Participant ID: 142 CN, Designation: ESOS, 20 Moorgate, London | Ordinary | 64,498 |
| UK Postcode: EC2R 6DA | | |
| Name(s): Miss Charlotte Mary Jaccard | Class of shares allotted | Number allotted |
| Address: 29 Danebury Walk, Frimley, Camberley, Surrey | Ordinary | 1,250 |
| UK Postcode: GU16 8XU | | |
| Name(s): Mrs Judith Greenhow | Class of shares allotted | Number allotted |
| Address: 62 Eskdale Avenue, Carlisle | Ordinary | 2,246 |
| UK Postcode: CA2 5QY | | |
| Name(s): | Class of shares allotted | Number allotted |
| Address: | | |
| UK Postcode: | | |
| Name(s): | Class of shares allotted | Number allotted |
| Address: | | |
| UK Postcode: | | |

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 28/2/09

** ~~A director /~~ secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

**Contact Details**

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

| |
|---|
| Miss C M Jaccard, Group Secretariat, |
| Compass Group PLC, Compass House, Guildford Street, |
| Chertsey, Surrey, KT16 9BQ Tel 01932 574225 |
| DX number DX exchange |

END